Exhibit 99.1

We are Vedanta

Vedanta Limited

Annual Report 2014-15

Vedanta Limited (formerly Sesa Sterlite Ltd. / Sesa Goa Ltd.) is a global diversified natural resources company with operations across zinc, lead, silver, oil & gas, iron ore, copper, aluminium and commercial power.

The name change from Sesa Sterlite Limited to Vedanta Limited positions us as a united and aligned identity, strengthening the linkage between our global businesses and communities.

The refreshed logo signifies Vedanta’s approach to the triple bottom line that focuses on People, Planet and Prosperity. A leaf, an unmistakable ‘symbol of life’, which has now been included in the Vedanta globe and the new colour ‘green’, symbolise Vedanta’s ethical credentials. The colour ‘blue’, reflects Vedanta’s distinct virtues of integrity and professionalism.

Our assets

O&G Oil & Gas

•	Cairn India is one of India’s largest private sector oil and gas companies

•	Interest in seven blocks in India, and one each in Sri Lanka and South Africa

•	Contributes ~27% of India’s domestic crude oil production

ZLS Zinc-Lead-Silver

•	Zinc operations in India, Namibia, South Africa and Ireland.

•	India’s largest and world’s second largest zinc miner

•	Operators of the world’s largest zinc mine at Rampura Agucha, India

•	One of the largest silver producers globally with an annual capacity of 16 moz

Fe Iron Ore

•	Operations in India and Liberia

•	Goa iron ore exported and Karnataka iron ore sold domestically

•	Large iron ore deposit in Liberia

Cu Copper

•	Smelting and mining operations across India and Australia

•	Largest custom copper smelter and copper rod producer in India

Al Aluminium

•	The largest aluminium producer in India with a capacity of 2.3 mtpa

•	Strategically located large-scale assets with integrated power from captive power plants in Indian states of Chhattisgarh and Odisha

Pwr Power

•	3.2 GW of commercial power generation capacity

•	Largest supercritical unit in India operational at Talwandi Sabo power plant

•	One of the largest producers of wind power in India

Our presence	Contents

India 6 15 15 4 1 5 20 20 7 21 8 Zinc-Lead-Sliver Oil & Gas Iron Ore Copper Aluminium Power Projects under development/ commissioning Captive thermal power plant 3 9 2 11 10 10 19 22 18 17 14 14 16 16 13 13 12 13 1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. 12. 13. 14. 15. 16. 17. 18. 19. 20. 21. 22. Debari smelter Chanderiya smelters Rampura Agucha mine Rajpura Dariba mine & smelters and Sindesar Khurd mine Zawar mine Talwandi Sabo power project Silvassa refinery Iron ore operations – Goa Iron ore operations – Karnataka Tuticorin smelter MALCO power plant Lanjigarh alumina refinery Jharsuguda smelters & power plants Korba smelters & power plants Rajasthan block Ravva (PKGM-1) block KG-ONN-2003/1 block KG-OSN-2009/3 block PR-OSN-2004/1 block Cambay (CB/052) block MB-DWN-2009/1 block SL 2007-01-001 block Ireland 23 23. Lisheen mine, Ireland Australia 24 24. Mt Lyell mine, Australia Africa 25 26 28 27 25. Iron Ore project, Liberia 26. Skorpion mine, Namibia 27. Black Mountain mine, South Africa 28. South Africa Block 1	Company Overview
	Vedanta at a Glance	2
	FY 2014-15 in Review	4
	Essential to Transforming India	6
	Chairman’s Statement	10
	Chief Executive Officer’s Statement	12
	Business Model	14
	Strategic Framework	16
	Key Performance Indicators	18
	Profiles of the Board of Directors	20
	Profiles of the Executive Committee	22
	Management Review
	Market Overview	24
	Management Discussion and Analysis	26
	Financial Review	46
	Principal Risks and Uncertainties	48
	Sustainability Development Review	56
	Business Responsibility Report	59
	Statutory Reports
	Directors’ Report	74
	Report on Corporate Governance	116
	Financial Statements
	Standalone
	Independent Auditors’ Report	139
	Balance Sheet	142
	Statement of Profit and Loss	143
	Cash Flow Statement	144
	Notes	146
	Consolidated
	Independent Auditors’ Report	194
	Balance Sheet	200
	Statement of Profit and Loss	201
	Cash Flow Statement	202
	Notes	204
	Salient features of Financial	260
	Statement of Subsidiaries/
	Associated/Joint Ventures

	Online annual report ar2015.vedantalimited.com

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Vedanta at a Glance

~27% contribution to India’s Crude oil production
78% market share in India’s Zinc industry
48% market share in India’s Aluminium industry
34% market share in India’s Copper industry
171 Cr invested in social initiatives
69,000 employees (direct and indirect)
27,900 Cr paid to the exchequer

O&G Oil & Gas see page 30-32 Businesses Cairn India Production volume 212 kboepd EBITDA 8,659 Crore Cost curve position 1st Quartile R&R Life 15+ years

ZLS

Zinc-Lead-Silver

see page 33-36

Businesses

Zinc India (HZL)

Zinc International

Production volume

887 kt

312 kt

EBITDA

7,258 Crore

1,082 Crore

Cost curve position

1st Quartile

2nd Quartile

R&R Life

25+ years

20+ years

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Vedanta Limited
Listed on BSE, NSE, NYSE (ADRs)

Fe Iron Ore	Cu Copper	Al Aluminium	Pwr Power
see page 37-38	see page 39-40	see page 41-43	see page 44-45
Businesses	Businesses	Businesses	Businesses
India Iron Ore	Tuticorin smelter,	BALCO Jharsuguda	MALCO, HZL Wind
Operations and Liberia	India Copper Mines	and Korba Smelters,	Power, Jharsuguda and
Iron Ore Project	of Tasmania	Lanjigarh Alumina	Talwandi Sabo
	(under care and	Refinery	Power Plants
Production volume[1]	maintenance)
0.6 mt		Production volume	Power sales
	Production volume	Aluminium 877 kt	9,859 million Kwh
EBITDA	Copper Cathodes	Alumina 977 kt
135 Crore	362 kt		EBITDA
		EBITDA	873 Crore
Cost curve position	EBITDA	2,517 Crore
1st Quartile	1,636 Crore
Cost curve position
R&R Life[2]	Cost curve position	2nd Quartile
20+ years	2nd Quartile
1 Production at Karnataka suspended until December 2013 and suspended for the full financial year at Goa.
2 Excluding Liberia.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

FY 2014-15 in Review

Vedanta has produced a robust set of results in a volatile market and the fundamentals of our business remain strong.

Group highlights

Financial Highlights

•	Revenue at 73,364 Crore

•	EBITDA at 22,226 Crore; EBITDA margin of 41%

•	Attributable pre-exceptional PAT at 5,060 Crore

•	Gross debt reduced by 2,814 Crore during the year, Cash & Cash equivalents of over 46,200 Crore

•	Free Cash Flow post capex of 3,425 Crore

•	Contribution of 27,900 Crore to the Indian exchequer during the year, in the form of taxes, duties, royalties and profit petroleum

•	Exceptional items includes a one-time non cash impairment charge of 19,956 Crore largely relating to Cairn India acquisition goodwill and the Sri Lanka Block on account of a steep fall in crude oil prices

•	Final dividend of 2.35 per share, taking the total dividend to 4.10 per share

Business Highlights

•	Record full-year mined metal production at Zinc India; better positioned for underground transition

•	Copper India: Record production

•	Record full year Aluminium and Alumina production; started new Jharsuguda-II and Korba-II smelters

•	Recommenced Iron ore production at Karnataka; final approval awaited at Goa; record annual production of Pig Iron

•	Iron ore export duty in India reduced from 30% to 10% for less than 58% Fe iron ore, effective from June 1, 2015

•	Oil & Gas production normalised after the planned shutdown in Q2 FY 2014-15

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

73,364 Cr
Revenue

22,226 Cr
EBITDA

66%
Copper equivalent growth expected in the near term

2.8 Mn
People have benefited through community development programmes

“

My vision for the future is to continue to strive hard to fulfil Vedanta’s potential and contribute to the growth of the world’s largest democratic nation, economically, socially and sustainably. We are working with our employees, communities, Government of India and the State governments to support India’s exponential growth. The election of a new government in India has indeed had a positive impact on the business environment we operate in and we are enthused by the transformation we are witnessing. I am sure the country will benefit from the progressive reforms being proposed by the government.

Navin Agarwal, Chairman

Awards

Vedanta Limited declared the Best Diversified Exporter at ECGC - Dun & Bradstreet Awards.

Public Relations Council of India (PRCI) conferred multiple awards to Cairn India at the 9th Global Communication Conclave 2015, including the Crystal Award for In House Magazine, Crystal Award for the Creative Logo of the year, Bronze Award for various corporate publications and the Bronze Award for the ‘Fuel for Change’ corporate advertising campaign. PRCI also inducted Mr. Arun Arora, Head Communications in the prestigious Hall of Fame Group.

Times of India awarded Hindustan Zinc social media campaigns Khushi, Sakhi and Maryadaa the ‘SAP ACE 2014 Award’.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Essential to Transforming India

In 2014, the Indian Government launched a major national campaign, ‘Make in India’, to encourage companies to manufacture in India. The initiative is focused on 25 sectors of the economy and aims to create jobs and enhance skills.

Fe Iron Ore

Iron ore, a key ingredient in steel making, is expected to benefit from increased demand in India as a result of higher consumption of consumer durables and the Government’s target to increase steel production to 300 mt by 2025 to match India’s growing infrastructure needs. Vedanta has a large iron ore mine in Goa and Karnataka and a pig iron plant in Goa. It is a major supplier to the domestic market with the Goa iron ore mine also serving the Chinese and Japanese export markets.

see page 37-38

391mt

reserves and resources in Goa and Karnataka

Al Aluminium

Due to Aluminium’s light weight and low cost, the metal is increasingly used in residences, buildings, automobiles and appliances. Aluminium demand is increasing in India boosted by increased investment in infrastructure, power and transportation. In addition to aluminium ingots, Vedanta also produces a wide range of value-added products and aluminium alloys with huge potential in aerospace and defence industries.

see page 41-43

A record

1mt

produced at Vedanta’s Alumina refinery

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Pwr Power

The availability of power in India is increasing, but demand outstrips supply leading to a substantial power shortage. Around 280 million people in India do not have electricity connections and the Government aims to supply power to all homes by 2019. Vedanta is one of India’s largest private sector power generators.

see page 44-45

8.7GW

Power generation capacity at Vedanta

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Essential to Transforming India

The new Indian Government has a mandate for economic growth and job creation. As a local resources company Vedanta can play a key role in supporting these reforms.

ZLS Zinc-Lead-Silver

Galvanising accounts for more than 75% of zinc demand in India. The Indian Government’s focus on infrastructure projects, such as upgrading railway stations, building new airports and roads; developing 100 smart cities; rural electrification projects and investment in transmission corridors will all boost the country’s zinc requirements. Vedanta is the leading producer of zinc in India with a 78% share of the domestic market.

see page 33-36

78%

market share in India

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

O&G Oil & Gas

Oil and Gas contribute to approximately 37% of India’s primary energy consumption and the demand continues to rise, with ~77% of requirement being imported. Vedanta operated ~27% of India’s domestic crude oil production in FY 2014-15 and is well-positioned to reduce the country’s energy import burden.

see page 30-32

27%

of India’s domestic crude oil produced by Vedanta

Cu Copper

Copper demand in India is expected to grow at 9 - 10%, ahead of economic growth in India. Vedanta can contribute by ensuring the availability of the right quality of copper to the manufacturing sector. Currently, Vedanta not only serves over 800 small and medium enterprises (SMEs) in the downstream industry for the critical electrical sector, but is also the major supplier of copper to the country’s defence sector.

see page 39-40

800SMEs

in India are supplied copper by Vedanta

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Chairman’s Statement

At Vedanta, creating sustainable, long-term value for our stakeholders is through our core assets; our people.

Dear Shareholders,

Vedanta has grown at a rapid pace in the last decade and is poised to maintain industry-leading growth rates as our capacities in Aluminium, Power, Iron ore, Zinc and Silver ramp up. Our commitment is to deliver excellence and create greater value for all our stakeholders, while our strategic priorities remain unchanged. Reflecting on another productive year, we are well-positioned to capitalise on India’s abundant natural resource opportunities.

The sector witnessed a challenging and volatile year with unprecedented decline in prices of oil and iron ore, though zinc and aluminium prices were relatively more resilient. The substantial drop in oil prices during the year has led to a one-time, non-cash impairment charge of acquisition goodwill largely relating to the oil and gas business of 19,956 Crore. This is reflecting the reality of oil prices today and doesn’t affect our strategy in anyway. Our diversified portfolio of businesses continues to remain fundamentally strong and structurally low cost. The Company has implemented a series of cost-effective measures to maintain financial strength, while preserving a strong resource position and a portfolio of assets with attractive long-term growth prospects.

Vedanta’s strategy has been to vastly enhance India’s existing resources and to invest in exploration to drive long-term value with technological advancements and its world-class team of professionals.

We continue to take significant steps to further augment the rich heritage of Vedanta and strategically position our operations to facilitate economic growth of our communities. Sesa Sterlite Limited renamed Vedanta Limited, is a significant step to align the group identity, strengthening the linkage between our global businesses, stakeholders and communities.

My vision for the future is to continue to strive hard to fulfil Vedanta’s potential and contribute to the growth of the world’s largest democratic nation, economically, socially and sustainably. We are working with our employees, communities, Government of India and the State governments to support India’s exponential growth.

The election of a new government in India has indeed had a positive impact on the business environment we operate in and we are enthused by the transformation we are witnessing under the leadership of Hon’ble Prime Minister Shri Narendra Modi. I am sure the country will benefit from the progressive reforms being proposed by the Government.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

In FY 2014-15, Vedanta contributed  27,900 Crore, making us one of the largest corporate contributors to the Indian exchequer. Vedanta is also one of the largest employers in India and empowers and supports the communities it operates in, through its CSR activities.

We believe that the destinies of India and Vedanta are closely interwoven. India has been steadily strengthening its position on the global map with a promise of socio-economic development. So has Vedanta with its ability and commitment to develop India’s richly-endowed natural resources that can fuel the country’s future growth and raise the living standards of its 1.2 billion people.

At Vedanta, creating sustainable, long-term value for our stakeholders is through our core assets; our people. We have a global team of professionals, and they collectively drive excellence, led by our newly appointed CEO, Tom Albanese. Tom has held leadership roles in global organisations and his dedication, knowledge and leadership is an inspiration to his peers in the mining industry. I am confident of his role in consolidating our strengths and creating more opportunities for a sustainable value.

While we made substantial progress in improving safety in the Group this year, I am saddened that we still experienced five fatalities. Our efforts to deliver our core value of Zero Harm remain a key priority. Our commitment to Zero Harm environment is extended to the communities in which we have our operations. We are also focused to do more than what the law mandates to sustain our ‘Licence to operate’.

Vedanta as a caring organisation emphasises on extensive community engagements. We are committed to complete transparency. Our principles of community dialogue and mutual respect entail taking prior informed consent to access natural resources. Our community investment is  171 Crore this year, providing support for schools, hospitals, health centres and farmers hence, benefiting about 2.8 million people globally.

We recognise that diversity is a social and business imperative. We are committed to increase our gender diversity by setting a target of 15% women in key executive roles and workforce, building on the strong management team, with diverse backgrounds we have today.

Ms. Anuraddha Dutt was recently welcomed to the Vedanta Board as a Non-Executive Director. Through her commitment and passion for law, she has earned a reputation as a prominent member of the legal community in India. Her appointment will bring in diversity in thought, knowledge and perspective to further help the Board in discharging its responsibility and meeting the expectations of our stakeholders. She is the second woman member inducted into the Vedanta Board.

In 2014, we lost our board member, Mr. Gurudas Kamat. Mr. Kamat was a valued and respected member of the team, contributing significantly to the Company as a board member. We will greatly miss his guidance and wisdom.

And finally, I would like to thank our energetic and hardworking Vedanta team - I am amazed at what we have achieved over the past years and their contribution is immense. Together we have created a value-based and empowered organisation that is well-positioned for the next stage of its growth. I’d also like to acknowledge all my fellow directors for their sound guidance and contribution.

Let me conclude by sharing Shakespeare’s quote, “It is not in the stars to hold our destiny but in ourselves”.

So let’s build our destiny and let’s build our nation, together.

Navin Agarwal

Chairman

“

Our diversified portfolio of businesses continues to remain fundamentally strong and structurally low cost

11

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Chief Executive’s Statement

Maintaining our licence to operate is at the heart of our strategy.

We have continued to focus on improving our operational performance and enhancing production, delivering record volumes of zinc, copper and aluminium, and generating positive free cash flow in the volatile commodity markets. Safety remains a top priority and although fatalities have dropped, more remains to be done.

At the end of my first year as Chief Executive, I am pleased with the progress we have made against the key operational priorities I set last year and the continued momentum of the Company towards its strategic objectives, against the backdrop of volatile global commodity markets.

Progress against operational priorities

The highlights for the year include the ramping up of our world-class aluminium assets to record production levels, following approximate US$ 8 billion investment programme in the last few years. We are now well positioned for an accelerated growth in 2016 with progressive ramp up of the new smelters at Korba and Jharsuguda. The total mined metal production for zinc and lead also hit a historic high, supported by strong performance of the Rampura Agucha mine, which is the largest and one of the lowest cost zinc mines in the world. The year also saw significant progress being made in development of underground mines at Rampura Agucha and Sindesar Khurd (SK). Our oil and gas business delivered a robust performance in Rajasthan as expected and strong contributions came from offshore assets. The business will now reap the benefits from the high impact Enhanced Oil Recovery (EOR) project. Looking ahead, increasing gas production in the Raageshwari Deep Gas field and development at Barmer Hill, will continue to provide us with growth options.

Our copper smelter in India recorded the highest-ever production and the best-in-class operational efficiencies during the year. It was however disappointing that iron ore mining at Goa did not resume last year, though this has had less of a material impact due to decline in the iron ore prices globally. We have made some progress on this front during the year. Mining in Karnataka resumed in February 2015 and we have been allocated interim capacity of 5.5 mt of saleable ore in Goa, where mining is expected to recommence post the monsoon season, after receipt of the remaining approvals from the Government. Export duty has been reduced to 10% for lower grade iron ore products; this is an encouraging move towards resumption of mining operation, though at current low seaborne prices, we have a lot of work to do to ensure our costs are below our net realised prices.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Market environment

The volatility of global commodity prices has dampened our financial results, particularly the lower oil prices, and this has slowed down the pace of our deleveraging programme. That said, I was pleased to see reduction in our gross debt despite lower oil prices.

Recognising the current commodity environment, we are implementing a series of initiatives to reduce capital and operating costs across all our businesses, to maintain financial strength and a strong balance sheet.

Despite today’s volatile and weak commodity markets, looking forward we see demand and supply rebalancing with more robust pricing as a consequence. China’s slowdown is moving to a more sustainable level of growth and Vedanta’s position as low cost operator of long-life mines will serve it well, as global demand returns to more normal levels.

As a non-Indian, I had the privilege of being in India during the election campaign and I continue to have great expectations that the new government will get India’s economy up and running, in contrast to the slowdown in China and stagnation in Europe. We are seeing progress on coal and energy polices and clarity on iron ore mining, which is encouraging for the sector. The step towards auction of coal blocks, which we participated in, is a critical part of the journey to make India self-sufficient in coal. Today, India is one of the largest importers of coal, despite its huge reserves, and coal must be a key feature of the Government’s energy strategy.

Licence to operate

Safety has been a key priority at Vedanta as it is a weak link in our otherwise robust sustainability programme. The best businesses are the safest businesses and there has been a marked improvement in our results this year. Although I am encouraged by our progress, I am saddened by our five fatalities and there remains much more to do on our journey towards our ‘Zero Harm’ target. We are focused on raising the levels of safety consciousness across the Group and ensuring that we invest more in safety management alongside raising standards, expectations and accountabilities.

This year we have made great strides in water and energy management with various improvement initiatives including enhanced operating efficiencies resulting in large water and energy savings.

Maintaining our licence to operate is at the heart of the Group’s strategy and essential for our access to resources, people and capital. I am a firm believer that being a responsible miner is critical to a sustainable future and our corporate social responsibility (CSR) programme must be world-class.

In my first year as CEO, I have been struck by the sheer breadth and depth of our community development initiatives. We have very strong CSR programmes around child care, health and education, water, sanitation, livelihood and the empowerment of women. The sector is now increasingly seeing ethics and integrity overlapping with the sustainable development agenda, and so we have added Strategic Communication as a fourth pillar to our sustainability model, to ensure transparent dialogue with our stakeholders. It is our intent to match our strong CSR efforts with an equally strong community engagement programme. This includes our commitment to only operate with the consent of local community.

Our long-term success is partly attributable to our core facilities; people, performance and innovation are all equally important.

It is critical to our success that we have the highest quality of workforce and I have been incredibly impressed by the professional capability and leadership ability demonstrated by our employees - from our recent graduates to our senior executives. We have set up an innovation task force as part of our drive to encourage innovation across our business units. This includes the engineers within the Group and will extend to universities and other avenues. We have also invigorated the initiatives for developing high potential talents through “ACT UP” and Leaders Connect Programmes, to create leadership succession in all levels across the organisation.

Progress against strategic priorities

Our key strategic priorities remain unchanged. We have ramped up production and optimised opex and capex across our businesses and reduced gross debt by  2,814 Crore in FY 2014-15. We continue to focus on optimising our assets, maintaining positive free cash flows, efficiently refinancing upcoming maturities and deliver on our priority of deleveraging. The long-life nature of our resource base underpins our track record of adding more to our reserves and resources (R&R) than we extract and we continue to use our exploration skills to expand the potential of our ore bodies and petroleum reservoirs going forward.

I acknowledge shareholder feedback that we need to simplify Vedanta’s group structure and we intend to put greater focus on this in the coming year to make Vedanta easier to understand and more attractive to invest in.

Looking forward

There is much to do on the operational front in FY 2015-16; to move aluminium above its current operating level of 38% of capacity, secure a local source of bauxite for our refineries and smelters, restart iron ore mining in Goa, and ensure our oil and gas business is positioned for robust performance notwithstanding weak oil prices. We need to continue strengthening our balance sheet through further deleveraging and delivering a simpler corporate structure.

We will continue to have relentless focus on costs alongside rising capacity utilisation thus driving value growth. Looking forward over the next few years, we expect the worst of the sector oversupply to be behind us and Vedanta will be well positioned to take advantage of future growth in India and globally, as a premier developer and innovator of choice. This will position the Company and its shareholders for a long period of profitable value creation.

Tom Albanese

Chief Executive Officer

13

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Business Model

What we do and how we add value

Vedanta operates across the value chain, undertaking exploration, asset development, extraction, processing and value addition with a primary focus on upstream operations. We capitalise on our strategic capabilities to create value for all our stakeholders: our shareholders; our employees; our customers and the communities where we operate.

We focus on maximising returns from our long-life, low cost, scalable assets where we are now delivering strong free cash flows from a well-invested asset base. We are committed to sustainable development in all aspects of our business with a well-developed sustainability framework, which underpins everything that we do.

	Exploration & Appraisal	Asset Development

Value Generation	We invest in growing our existing assets and have an excellent track record of extending mine and reservoir life wherever possible.	We develop world-class assets investing in latest technologies, productivity and focusing on continuous improvement to optimise cost and enhance access to markets.

Licence to Operate	We invest in local infrastructure and water supplies to the benefit of local businesses and communities.	Growing our assets generates direct and indirect employment through sourcing of local labour, goods and services.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Extraction	Processing & Value addition	End of Life restoration

We operate low cost mines and oil and gas fields leveraging our diverse portfolio to optimise production across commodity cycles, and capitalise on our strong position in India and our proximity to emerging markets.

We focus on operational excellence and high asset utilisation to deliver top quartile cost performance and strong cash flow, selectively converting some of our primary metals into higher margin products, such as sheets, rods, bars, rolled products in our aluminium, copper and zinc businesses.

We manage our long-life mines and assets to deliver value across the life cycle and return them back to a natural state after the end of their useful life.
Moving into full production generates value for all stakeholders:		We work closely with local communities and regional governments to rehabilitate our mines and restore the natural habitat.
•	We provide personal development, training and healthcare for employees
•	We invest in community initiatives around our assets
•	We initiate environment projects to minimise the impact of our operations and increase bio-diversity
•	We develop close relationships with customers and suppliers
•	We generate a consistent dividend stream for shareholders and significant tax contributions to host governments

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Strategic Framework

Our strategy

To deliver growth, long-term value and sustainable development through our diversified portfolio of large, long-life, low-cost assets.

Progress against our strategic priorities

Strategic priorities	What we said we would do

Production growth across portfolio with focus on returns	• Commence and stabilise production from aluminium and power assets
• Commence production from BALCO coal block
• Resume iron ore operations at Goa
• Continue focus on securing coal and bauxite
• Provide a safe way to resume copper mining at Australia
• Increase silver production
• Work towards transitioning open pits to underground mining at Zinc India and taking the mined metal capacity to 1.2 mtpa of zinc-lead metal by FY 2016-17

Reduce gearing from increasing free cash flow	• Deleverage balance sheet with increase in free cash flow (FCF) after project capex

Continue to add R&R in our existing portfolio to drive long-term value	• Achieve reserve replacement of 150% in the next three years at Rajasthan Oil and Gas
• Continue focus on exploration at all our mines

Simplify group structure	• Realise synergies of Sesa Sterlite merger
• Pursue buyout of HZL and BALCO minority interests

Protect and preserve our licence to operate	• Focus on eliminating fatalities
• Target to reduce LTIFR (operations and projects) to 0.51
• All sites to review their needs and impact assessments and SEPs by FY 2015-16
• Ensure 100% coverage of Human Rights and Code of Conduct training for all new hires
• Structured community development programme

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

What we have done

•	Achieved record annual production in alumina, aluminium and at Copper – India and Zinc – India

•	Started idle aluminium smelting capacity progressively by ramping up 84 and 82 pots in Korba and Jharsuguda, respectively

•	Restarted iron ore operations in Karnataka

•	Secured coal blocks for BALCO in auctions

•	Gross debt reduced by 2,814 Crore in FY 2014-15

•	Optimising capex and opex across businesses

•	Zinc India: Net R&R addition of 10 mt

•	Oil and gas: Gross 2P reserve addition of 16 million boe

•	Gamsberg 250 kt project approved and commenced

•	Achieved synergies from Sesa Sterlite merger

•	Realised synergies of US$ 50 million in operating costs and procurement in FY 2014-15

•	Decline in fatal accidents and LTIFR

•	Achieved water and energy saving targets

•	Around three million beneficiaries of our community initiatives

Focus areas

•	Achieve full capacity across businesses

•	Aluminium & Power: Ramp-up pots; secure domestic bauxite and coal; commence production from Chotia coal block

•	Zinc-India: Ramp-up of Rampura Agucha underground and Sindesar Khurd mines

•	Oil & Gas: Ramp-up EOR at Mangala; increase gas production

•	Iron ore: Commence operations at Goa

•	Maintain positive FCF despite current market volatility

•	Renew efforts to reduce net gearing in the medium term from current higher levels post impairments

•	Efficiently refinance upcoming maturities

•	Optimise oil exploration activities, while preserving growth options

•	Leverage expertise of central mining exploration group

•	Identify next generation of resources at Barmer Hill and satellite fields

•	Phased development of Gamsberg

•	Pursue further simplification

•	Realise US$ 1.3 billion of procurement and marketing synergies over 4 years

•	Achieve Zero Harm environment

•	Implement biodiversity management plans at all sites

•	Proactive engagement with local communities prior to accessing resources

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Key Performance Indicators

Vedanta has identified the key performance indicators that it believes are useful in assessing how well the Group is performing against its strategic aims. They encompass both financial non-financial measures.

Growth Long-term value Sustainability

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Revenue

Revenue represents the value of goods provided to third parties during the year.

Cash, cash equivalent and liquid investments

Cash, cash equivalent and liquid investments represents the most liquid assets found within the asset portion of the Company’s balance sheet. Cash equivalents are assets that are readily convertible into cash.

EBITDA

Earnings before Interest, Taxes, Depreciation and Amortisation (EBITDA) are a factor of volumes, prices and cost of production. This measure is calculated by adjusting operating profit for special items and adding depreciation and amortisation.

Revenue ( in Crore)

FY 2014-15	73,364
FY 2013-14	72,591

Revenue for the year remained strong, up by 1% at 73,364 Crore. Higher volumes in Copper India, aluminium ramp up at Korba, commissioning of Unit I at TSPL and iron ore sales from Karnataka partially offset due to weaker commodity prices in the latter half of the year

Cash, Cash Equivalent and Liquid Investments ( in Crore)

FY 2014-15	46,212
FY 2013-14	50,797

The Company continued to have a strong cash, cash equivalents and liquid investments mostly invested in debt related mutual funds, bank deposits and bonds.

EBITDA ( in Crore)

FY 2014-15	22,226
FY 2013-14	25,603

EBITDA for the full year was 22,226 Crore, a decline of 13% due to lower volumes, increased exploration costs, lower prices and higher profit petroleum in the Oil & Gas segment. This was supplemented by lower volumes during H1 FY 2014-15 and higher costs of production on account of increase in royalty rates and coal prices. Weaker oil prices were significantly offset by stronger Zinc and Aluminium prices during the year.

ROCE

This is calculated on the basis of operating profit before special items and net of tax as a ratio of capital invested in operations as at the balance sheet date, and excludes investment in project capital work in progress and exploration assets. The objective is to consistently earn a post tax return above the weighted average cost of capital.

EPS (Earning per share before exceptional items)

This represents net profit attributable to equity shareholders and it stated before exceptional items and their attributable tax and minority interest impacts.

Dividend per share

Dividend per share is the total of the final dividend recommended by the Board in relation to the year and interim dividend paid out during the year.

ROCE (%)

FY 2014-15	16
FY 2013-14	17

EPS ( )

FY 2014-15	17.07
FY 2013-14	17.44

Dividend per Share ( )

FY 2014-15	4.10
FY 2013-14	3.25

LTIFR

The Lost Time Injury Frequency Rate (LTIFR) is the number of lost-time injuries per million man-hours worked. This includes our employees and contractors working in our operations and projects.

Women workforce

The percentage of women in the total permanent employee workforce.

CSR footprint

Total number of beneficiaries through our community development programmes across all our operations.

LTIFR

FY 2014-15	0.41
FY 2013-14	0.42

Women workforce (%)

FY 2014-15	8.5
FY 2013-14	8.3

CSR Footprint (million beneficiaries)

FY 2014-15	2.8
FY 2013-14	3.4

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Board of Directors

Navin Agarwal

Executive Chairman

Background and experience

Mr. Navin Agarwal, is the Executive Chairman of Vedanta Ltd. and Cairn India Ltd., and Deputy Executive Chairman of Vedanta Resources Plc. Mr. Agarwal plays a key role in developing the strategic thinking and governance framework of the Vedanta Group, and provides leadership for its long-term planning, business development and capital planning. He has been part of the Group for the last 33 years since its inception, and has been instrumental in shaping and executing the strategy of the Group, as it has grown through a combination of inorganic and organic growth, executing projects of global scale.

Naresh Chandra

Independent Non-executive Director

Background and experience

Mr. Naresh Chandra has served as India’s Ambassador to the USA and Cabinet Secretary to the Government of India. Mr. Chandra is a post graduate (MSc. in Mathematics) from Allahabad University and a retired IAS officer. Mr. Chandra has held various senior positions, such as Chairman of the Indian Government Committee on Corporate Governance, Senior Advisor to the Prime Minister, Governor of Gujarat and Chief Secretary to the Government of Rajasthan. A reputed administrator and diplomat, Mr. Chandra serves as an Independent Director on the Boards of a number of companies. He was also awarded Padma Vibhushan by Hon’ble President of India in 2007.

Ravi Kant

Independent Non-executive Director

Background and experience

Mr. Ravi Kant is the former Managing Director of Tata Motors Ltd. He joined Tata Motors in 1999, and has been associated with Jaguar Land Rover, Tata Daewoo Commercial Vehicles, Korea and Tata Motors, Thailand. Prior to joining Tata Motors Ltd., Mr. Ravi Kant was Director, Phillips India Limited looking after Consumer Electronics. He is the Chairman of TAL Manufacturing Solutions Ltd. and Tata Advanced Materials Ltd. and is on the Board of Tata Industries. He is the Chairman of the Indian Institute of Management, Rohtak and is on the Governing Board of National Institute of Design, Ahmedabad. He is on the Board of CGIO, Singapore. He is a member of the International Business Leadership Forum, London. Mr. Ravi Kant had his education at Mayo College, Ajmer; Indian Institute of Technology, Kharagpur and Aston University, Birmingham, UK from where he did his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by the Aston University, in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, UK.

Lalita Gupte

Independent Non-executive Director

Background and experience

Ms. Lalita D. Gupte is the former Joint Managing Director of ICICI Bank, and currently Chairperson of ICICI Venture Funds Management Company Limited. Mrs. Gupte joined the Board of ICICI Ltd. in 1994 as Executive Director and remained on the Board including as Joint Managing Director till 2002 when it merged with ICICI Bank. She was the Joint Managing Director of ICICI Bank from 2002 – 2006. Ms. Gupte has more than three decades of experience in the financial sector and has held various leadership positions in areas of Corporate and Retail Banking, Strategy, Resources and International Banking and other areas. Ms. Gupte is presently on the Board of Alstom, Bharat Forge Limited, Godrej Properties Ltd., India Infradebt Ltd. and Kirloskar Brothers Ltd. Ms. Gupte holds a Bachelor’s Degree in Economics and a Master’s degree in Business Management. She did her advanced management programme from INSEAD.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Anuradha Dutt

Independent Non-executive Director

Background and experience

Ms. Anuradha Dutt is an eminent lawyer and a prominent member of the legal fraternity. She is one of the founding partners of the law firm M/s Menon Dunmorrsett and has made significant contributions to the laws and policies of India through her zealous representation of clients in landmark cases. She has over 30 years of experience. Her expertise is in corporate, commercial and tax litigation matters of national and international prominence. Ms. Dutt earned her LLM from Columbia University, India and her undergraduate degree in BA (Honours) History from St. Stephens College, Delhi University. Beyond the field of law Ms. Dutt has played a vital role in bringing women’s cricket to national and international prominence.

Tom Albanese

Chief Executive Officer

Background and experience

Mr. Tom Albanese was formerly the Chief Executive of Rio Tinto from May 2007 to January 2013. Rio Tinto is the second largest global diversified mining company. He was appointed a member of the Rio Tinto Board in March 2006. Mr. Albanese joined Rio Tinto in 1993 when the company acquired Nerco, where he was Chief Operating Officer. After joining Rio Tinto, he held a series of management positions before being appointed Chief Executive of the Industrial Minerals group in 2000, after which he became Chief Executive of the Copper group and head of Exploration in 2004. In July 2006, Mr. Albanese was appointed Director, Group Resources. He is also on the Board of Directors of Franco Nevada Corporation which he joined in August 2013, a Toronto-based gold-focused royalty and metal streaming company with assets around the world. In 2009, Mr. Albanese joined the Board of Visitors for the Fuqua School of Business at Duke University in North Carolina. Mr. Albanese holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska.

D. D. Jalan

Chief Financial Officer

Background and experience

Mr. D. D. Jalan is the Chief Financial Officer and a Whole-time Director of Vedanta Ltd. He is a fellow member of the Institute of Chartered Accountants of India. Mr. Jalan has over 36 years of experience in finance, accounts, audit, taxation, secretarial and legal. Besides profit centre responsibility of independent business he has worked in leadership positions within companies in the engineering, mining and non-ferrous sector.

Tarun Jain

Whole-time Director

Background and experience

Mr. Jain joined Sterlite in 1984 and has nearly 30 years of experience in corporate finance, accounts, audit, taxation and company secretarial practice. He is responsible for operations at Vedanta Ltd. including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a fellow of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Executive Committee

The Executive Committee oversees the implementation of the Group’s strategic initiatives which are set by the Board. It is led by Mr. Albanese and comprises of the Executive Chairman and the following members of senior management:

Tarun Jain

Director of Finance and Whole-time Director, Vedanta Limited

Mr. Jain joined Vedanta in 1984 and has over 30 years of executive experience in finance, accountancy, audit, taxation and corporate governance. He is responsible for corporate finance, business development and mergers and acquisitions at Vedanta. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a fellow of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

D. D. Jalan

Chief Financial Officer and Whole-time Director, Vedanta Limited

Mr. Jalan has over 36 years of senior management experience covering business improvement, corporate finance, accountancy, audit, taxation and legal matters. Prior to joining Sesa Sterlite in 2001, he was Executive Joint President of Birla Copper at the Aditya Birla Group. He is a fellow of the Institute of Chartered Accountants of India.

Mayank Ashar

Managing Director and Chief Executive Officer of Cairn India Limited (‘Cairn India’)

Mr. Ashar was appointed as the Managing Director and Chief Executive Officer of Cairn India in November 2014. He has a wealth of experience spanning over 36 years in the international oil & gas industry. He has previously held various senior management and top leadership roles in global organisations such as British Petroleum, Petro-Canada and Suncor Energy and was formerly the Chief Executive Officer and President of Irving Oil Limited. During his career, Mr. Ashar has helped to deliver industry-leading business results and demonstrated expertise in driving strategic growth, delivering operational efficiency and executing large, complex capital intensive projects. In recognition of his operational excellence and large scale project management leadership in the oil sands with Suncor Energy, Mr. Ashar was named as the Operations Executive of the Year by the Canadian Business Magazine in 2003. He has a masters in engineering and an MBA from the University of Toronto, Canada.

Roma Balwani

President - Group Communications, Sustainability and Corporate Social Responsibility

Ms. Balwani was appointed as President - Group Communications, Sustainability and Corporate Social Responsibility in April 2014. She has a rich and diverse experience with a career spanning over 30 years at Mahindra & Mahindra and Aptech. Prior to joining the Group, she was Chief Communications Officer at Mahindra & Mahindra Limited. Ms. Balwani has received several prestigious communications related accolades and was the first Indian to receive the SABRE Award for outstanding individual achievement. She is a member of the global advisory committee of the World Communication Forum at Davos, the PR Committee of the Bombay Chamber of Commerce and Industry and the Association of Business Communicators of India.

Mukesh Bhavnani

Group Legal Counsel and Chief Compliance Officer

Mr. Bhavnani was appointed as Group Legal Counsel and Head of Compliance in April 2015. Prior to joining the Group, he was Group General Counsel and Company Secretary at Bharti Enterprises. He has over 37 years of senior management experience in legal, compliance, company secretarial and corporate affairs within organisations including Essar Group, Sony Entertainment, Max New York Life and Coca Cola India.

Dilip Golani

Director, Management Assurance and Information Technology

Mr. Golani currently heads the Group’s Management Assurance function, a position he had also previously held from April 2000 to July 2004. Mr. Golani has over 25 years of experience and previously headed the Sales and Marketing function at Hindustan Zinc and the Group Performance Management function from August 2004 to November 2005. Prior to joining the Group in April 2000, Mr. Golani was responsible for managing the Operations and Marketing functions for one of the export businesses of Unilever India. Mr. Golani has a degree in mechanical engineering and a post graduate degree in industrial engineering and management.

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Akhilesh Joshi

Chief Executive Officer and Whole-time Director, Hindustan Zinc Ltd. (‘HZL’)

Mr. Joshi joined Hindustan Zinc Ltd. in 1976 and was appointed as Chief Executive Officer and Whole-time Director of HZL in February 2012. In October 2008, he became Chief Operating Officer and Whole-time Director of HZL. Prior to this, he was the Senior Vice President (Mines), responsible for the overall operations at all mining units. Mr. Joshi has a Mining Engineering degree from MBM Engineering College, Jodhpur and a Post Graduate Diploma in Economic Evaluation of Mining Projects from School of Mines, Paris. He also has a first class Mine Manager’s Certificate of Competency. He has received several prestigious awards for his outstanding contribution in the field of mining technology and non-ferrous metal sector in India.

Rajagopal Kishore Kumar

Chief Executive Officer, Iron Ore

Mr. Kumar joined the Group in April 2003 and has held various executive roles including Chief Executive Officer of Sterlite Copper from 2007 to 2008, Chief Executive Officer of KCM from 2008 to 2011, Chief Executive Officer of Zinc International from 2011-2013 and Chief Executive Officer, Africa (Base Metals) from 2013 to 2015. He was appointed as Chief Executive Officer of the Group’s Iron Ore businesses with effect from February 2, 2015 and is leading the revival of profitable, low cost iron ore mining operations in Goa and Karnataka, as well as developing the Liberian Project. Mr. Kumar has nearly 30 years of experience and expertise in accountancy, commerce, marketing, supply chain management, mergers and acquisitions and human capital development. Prior to joining the Group, Mr. Kumar worked at Hindustan Lever Limited for 12 years.

Rajesh Padmanabhan

President and Group Chief Human Resources Officer

Mr. Padmanabhan joined the Group in June 2014 to spearhead the Group’s Human Resources function. His responsibilities include driving the Group’s people strategy and transformation, leadership building, talent management, capability building, total rewards and performance management. Prior to joining the Group, he was the Chief Human Resources Officer for Capgemini India since 2010. Mr. Padmanabhan has over three decades of global industry experience in finance, systems and human resources in companies like Patni Computer Systems, The Oberoi Group, Essel Propack and the ICICI group in a variety of roles. He has a double masters in finance and human resources from the University of Mumbai.

Abhijit Pati

Chief Executive Officer, Aluminium

Mr. Pati was appointed as Chief Executive Officer of the Group’s Aluminum business in March 2015 and is responsible for the Jharsuguda Smelters, Lanjigarh Alumina and BALCO. He joined the Group in 2008 and with his wealth of knowledge over 26 years in the industry, it has been a significant driver of Jharsuguda’s growth. Mr. Pati is a graduate chemical engineer from University of Calcutta and holds an MBA from IMI Delhi.

Sushil Kumar Roongta

Managing Director of Aluminium & Power

Mr. Roongta is currently responsible for Vedanta’s Aluminium and Power business. Prior to joining the Group, Mr. Roongta worked with the Steel Authority of India for almost four decades, before being appointed as its Commercial Director in 2004 and later as Chairman of its board in August 2006. He is also an independent director on the boards of Neyveli Lignite Corporation Limited, Shipping Corporation of India Limited, Jubilant Industries Limited, Hindustan Petroleum Corporation Limited and ACC Limited. Mr. Roongta has a bachelor’s degree in engineering and a post graduate diploma in business management in International Trade.

Mr. Roongta is due to retire from the Group in June 2015 following a long and successful career and Mr. Abhijit Pati will take over as CEO of Aluminium.

M. Siddiqi

Group Director, Projects

Mr. Siddiqi joined the Group in 1991 and rising through several operational roles, he led the set up of the Group’s large Aluminium and Power projects including BALCO smelters and captive power plants. He also played a key role in setting up the Copper smelter at Tuticorin. Prior to his appointment as Group Director of Projects he was chief executive officer of the Group’s Aluminium division. Prior to joining the Group, Mr. Siddiqi held senior positions in Hindustan Copper Limited. He has over 38 years of industry experience. Mr. Siddiqi has a mechanical engineering degree from the Indian Institute of Technology, New Delhi and a PG Diploma in Management from AIMA, New Delhi.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Market Overview

Aluminium demand from India is growing strongly, spurred by large infrastructure investments. Government programmes such as ‘Make in India’ and ‘Electricity and Housing’ for all, will drive increasing demand from the electrical sector.

Global Economy

Global gross domestic product (GDP) increased by 2.6% in 2014, according to World Bank Global Prospect Report 2015. There was a notable divergence in performance, however, between the world’s major economies. The US started off weakly but the economy recovered through the spring and summer. The Chinese economy had a stronger start and slowed in the second half of the year, and growth dipped slightly below the government’s 7.5% target. Europe’s growth remained weak in 2014, and The European Central Bank announced significant easing measures in the summer. Activity remained fragile in emerging economies.

According to the World Bank Global Prospects Report 2015, global growth is expected to rise moderately, to 3% in 2015 and average about 3.3% through 2017. High income countries are likely to see growth of 2.2% in 2015-17, up from 1.8% in 2014, on the back of gradually recovering labour markets, ebbing fiscal consolidation, and still-low financing costs. In developing countries, as the domestic headwinds that held back growth in 2014 ease and the recovery in high-income countries slowly strengthens, growth is projected to gradually accelerate, rising from 4.4% in 2015 and 5.4% in 2017. Lower oil prices will contribute to diverging prospects for oil exporting and importing countries, particularly in 2015.

Indian Economy

As the world economy faces subdued conditions and uncertainties, the Indian economy is poised to accelerate. Growth is expected to rebound given political certainty, positive policy measures, low commodity prices and improved business confidence.

Internally, the decisive outcome of the national elections buoyed sentiment and boosted expectations of major economic reforms. The Government has already initiated reforms including - diesel price deregulation, natural gas price reforms, steps towards more flexible labour markets and reforms in the coal, mining and telecommunication sector. In addition, the launch of the ‘Make in India’ campaign has further boosted sentiment.

The focus on infrastructure investment, aided by a focus on certain industries with significant impact on the overall economic growth, will drive demand for aluminium, zinc, copper and iron ore.

As a large net importer of crude oil, the decline in crude prices has a positive impact in India. Going forward, this could improve growth prospects and ease inflation pressures increasing disposable incomes for consumers, lower input costs for energy-intensive sectors and lower current account deficit, among others.

The IMF Survey in March 2015 estimates that real GDP growth will rise to 7.2% in 2014-15, and continue at that level in 2015-16, as a result of the revival in industrial and investment activity.

The Indian Government is now focused on improving the business climate and reviving manufacturing growth, with the target of improving India’s ranking in the World Bank’s Ease of Doing Business survey. Initiation of economic reforms and renewed optimism, together with low crude oil prices, augurs well for the Indian economy.

Zinc

The global demand for zinc increased by 4.3% in 2014 to 13,881kt. Refined zinc production growth declined from 3.9% to 3.3% in 2014, highlighting the widening gap between the global zinc demand and its supply. Combined with reductions in LME stocks, this resulted in moderate price rises during the year. Global zinc consumption is expected to grow steadily by around 4-5% in the coming years and the closure of some large mines such as Century and Lisheen, will create further shortage in supply. New mines and upcoming projects such as Vedanta’s Gamsberg project, will help offset the gap to an extent.

24

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

The outlook for demand in India remains positive with CAGR of around 6 - 8%, driven by a strong galvanising sector which accounts for 75% of demand. With a 78% share of the Indian market and a high quality rating for its LME registered brands, HZL is well-positioned to take advantage of these positive developments.

Lead

During 2014, global lead demand increased to 11,621 kt a growth of 3.7%, while primary refined lead production growth was 4.9%. Chinese demand which accounted for about 45% of Global Lead demand in 2014, grew by 4.5% in 2014 compared to 6.6% in 2013.

In 2015, we expect a continued increase in demand, led by the Chinese expansion in automotive output and construction of mobile phone base stations, requiring lead-acid batteries for power backup. Amid falling fuel prices and interest rates, as well as Government promotion for foreign investments, India is expected to be among the world’s top four auto-producers, leading to a substantial increase in lead consumption in the country.

Copper

World copper consumption is estimated to have totalled 22.6 mt in 2014, 8% higher than 2013, despite slowing economic growth in key emerging economies. China remained the main driver of world copper consumption in 2014 accounting for 46% of the world’s refined copper consumption.

The availability of copper concentrates increased during the year following the resumption of Indonesian exports and new mines, such as Caserones and Sierra Gorda starting production and TC/RCs improved considerably over the year.

World refined production is forecast to increase by 4.8% to 23.5 mt in 2015, with moderating growth rates in China thereafter leading to growth in demand softening to 3.9%. Vedanta is one of the major exporters to China and also holds the highest market share in India where demand is expected to grow at 6-8%. With its LME registered copper, Vedanta is well positioned to meet increasing demand for refined copper in India’s critical electrical sector.

Aluminium

Global aluminium consumption rose by 7.6% to 54 mt in 2014, primarily driven by China, which leads in supply as well as demand. Worldwide aluminium supply is outpacing demand, with subsequent pressure on pricing and premiums. In 2014, LME aluminium cash prices remained almost flat at US$ 1,866 but high LME stocks and lead time for delivery led to higher metal premiums.

Looking forward, primary aluminium demand is forecast to grow by 5% per annum up to 2020, driven by the transport sector and substitutions in favour of aluminium, but the release of LME inventories and consistently high production in China will keep prices soft over the coming year.

Aluminium demand from India is growing strongly, spurred by large infrastructure investments. Government programmes such as ‘Make in India’ and ‘Electricity and Housing’ for all, will drive increased demand from the electrical power; transport and construction industries there are opportunities for downstream industry in India to develop value added products, including alloys for defence and automobile applications. Vedanta’s portfolio is focused more on the value added products and demand for its rods, billets and rolled products is likely to increase substantially.

Iron Ore

The global iron ore trade is estimated to have increased 9% in 2014 to 1.3 billion tonnes supported by increases in supply from Australia and Brazil. Record iron ore production in 2014, combined with weak demand fundamentals in China, put pressure on prices which dropped by 47% during the calendar year.

This reflected the market shift into oversupply with high stocks building in Chinese ports in addition to resilient domestic production. For 2015, lacklustre Chinese steel consumption growth is likely to dampen prices and the major miners are turning their focus to cutting production costs and increasing productivity.

In India, demand for steel is forecast to rise as the Indian Ministry of Steel plans to increase steel production to 300 mt by 2025 and investment in new capacity is under way leading to a projected growth rate in demand for steel of 5.3%. As Vedanta iron ore mines come back into production, it will help service the projected demand growth.

Oil & Gas

Following three years of relative stability and averaging around US$ 100 per barrel, oil prices have fallen sharply since mid 2014, a result of supply side pressure. New supply sources, notably from North America, have added to this imbalance. For 2014, oil demand grew by just 0.7% vis-à-vis 2013 when it grew at 1.4%. However, 2015 is forecasted to see growth of 1.2%.

The Indian oil and gas market is characterised by very high dependence on oil & gas imports, importing over 75% of its domestic requirements. Petroleum imports constitute more than 35% of India’s total gross imports, leading the Government of India to drive for increased domestic production to reduce the energy import burden of the country by at least 10% per annum, until 2022. As one of the largest crude oil producers in India, Vedanta is well positioned to support this vision.

Vedanta’s market position

Vedanta is positioned well with a diversified spread across many commodity classes, enabling it to adjust to economic cycles and offset market downturns. The Government of India’s vision of higher domestic production to reduce India’s dependence on imports and the ‘Make in India’ programme are expected to accelerate demand in the Indian metal market, creating a positive environment for Vedanta in its domestic market in the near term and globally in the medium term.

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Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

Vedanta Ltd., a diversified natural resources company has a portfolio of large, world-class, low-cost, scalable assets, located in proximity to high growth markets.

The shareholders of the Company approved the name change of the Company through Postal Ballot, results of which were announced on March 30, 2015. The name change to Vedanta Limited was effective post issue of ‘Fresh Certificate of Incorporation’ issued by the Registrar of Companies, Goa, Ministry of Corporate Affairs (MCA), Govt. of India. The name change aligns the Company’s identity with that of its parent, Vedanta Resources Plc, and provides a unified branding for the Vedanta group, as a diversified natural resources company. The name change is a significant milestone, which reflects Vedanta’s continued commitment to strengthen the linkage between its businesses, communities and stakeholders.

The change in the name of the Company will have no impact on the divisions and subsidiaries of the Company.

Vedanta Ltd., a diversified nature resources company has a portfolio of large, world-class, low-cost, scalable assets, located in proximity to high growth markets. The Company operates in the Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium and Commercial Power sectors and has a presence across four continents.

The Company’s zinc business in India 29.54% is owned by Government of India and operated by Hindustan Zinc Limited (HZL) in which it has a 64.9% interest. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, seven sulphuric acid plants, a silver refinery and six captive power plants at Rajasthan in Northwest India. Besides, there are one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in Uttarakhand, North India.

The Company’s zinc international business comprises the Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (Skorpion), the Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (Lisheen) and Black Mountain Mining (Proprietary) Limited (BMM), whose assets include the Black Mountain mine and the Gamsberg mine project (at development stage) located in South Africa. The Company has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen.

The Company’s oil and gas business is owned and operated by Cairn India Limited (Cairn) in which it has 59.9% interest. Cairn has a diversified asset base with nine blocks, one at Rajasthan, India, two on the west coast of the country, four on the east coast, one in Sri Lanka and one in South Africa.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

The Company’s iron ore business is wholly owned by Vedanta Ltd. and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and power generation. The mining operations are carried out at the Codli group and the Sonshi group of mines in Goa; the Narrain mines at Karnataka, a Met Coke and a Pig Iron plant at Goa. The iron ore business also has a power plant at Goa in India for captive use. The Company’s iron ore business also comprises Western Cluster Limited (‘WCL’) in Liberia, which has iron assets and is wholly owned. WCL’s assets include development rights to western cluster.

The Company’s copper business is owned and operated by Vedanta Ltd., copper mines of Tasmania Pty Ltd (‘CMT‘), Australia and Fujairah Gold FZE in the UAE. Its custom smelting assets include a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC.

The Company’s aluminium business is owned and operated by Vedanta Ltd. and Bharat Aluminium Company Limited (BALCO) in which it has a 51% interest and balance is owned by Government of India. Vedanta Ltd. aluminium operations include a refinery and a 90 MW captive power plant at Lanjigarh and a smelter and a 1,215 MW captive power plant at Jharsuguda, both at Odisha in Eastern India. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.1200 MW power plant is under construction.

The Company’s power business is owned and operated by Vedanta Ltd. and Talwandi Sabo Power Limited (TSPL), a wholly owned subsidiary of the Vedanta Ltd., which are engaged in the power generation business. Vedanta Ltd. power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda with all four units currently operational, albeit at a lower PLF. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (PSPCL) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and one unit of 660 MW is operational while the second unit is under trial run and the third unit will be synchronised in FY 2015-16. The power business also includes 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility and 100 MW power plant at MALCO Energy Limited situated at Mettur Dam in Tamil Nadu in Southern India.

The Company’s other activities include operation of its Vizag General Cargo Berth Private Limited (‘VGCB‘) in which the Company owns a 100% interest. The Vizag port project includes the mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam port on India’s east coast.

Production Growth and Operational Excellence

FY 2015-16 was a year in which we achieved record production across several assets due to our focus on asset optimisation.

Zinc India had a record production in line with the mine plan of the Rampura Agucha mine and the mine development rates also improved, better positioning it for transition to underground mining. Initial work on expansion of the Rampura Agucha open pit life to FY 2019-20 was commenced and this will de-risk mined metal volumes, as we transition to underground mining.

The Company operates in the Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium and Commercial Power sectors and has a presence across four continents.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

We made progress in securing raw material for our Alumina refinery, with the Government of Odisha granting Prospecting Licenses (PLs) for three laterite deposits.

At Zinc International, while the Lisheen mine will reach the end of its life in the middle of FY 2015-16 the Skorpion mine life is being extended by two years from FY 2016-17 to FY 2018-19 by deepening the current open pit. The 250 ktpa Gamsberg project capex has been re-phased and we expect to break ground in FY 2015-16 with the first ore production in FY 2017-18.

The Aluminium and Alumina plants also produced record volumes as we started the new Jharsuguda-II and Korba-II smelters during the year. The BALCO 1,200 MW power plant also started ramp up after receipt of the approvals in Q3 FY 2014-15.

We also made progress in securing raw material for our Alumina refinery, with the Government of Odisha granting Prospecting Licenses (PLs) for three laterite deposits. The exploration work at these deposits is in progress and we expect to start production in FY 2015-16 after receipt of the Mining Leases (ML). The expansion of the Lanjigarh Alumina refinery has reached final stages of approval and Environmental Clearance is expected soon.

Oil & Gas production normalised post the shutdown at the Mangala Processing Terminal (MPT) in Q2 FY 2014-15. The offshore fields at Ravva and Cambay saw strong production growth. In the Rajasthan block, the Aishwariya field achieved production of 30,000 boepd in the third quarter and the Barmer Hill and Satellite fields, though in early stages of development, achieved an exit production rate of 5,000 boepd. We also completed the first polymer injection in Mangala for the Enhanced Oil Recovery programme, debottlenecked MPT’s fluid handling capacity and completed the Mangala EOR pilot spending about US$ 1.1 billion of capex. The Management Committee has approved the Raageshwari Deep Gas Field Development Plan for 100 million standard cubic feet per day (mmscfd) production and the work on execution, planning and contracting is underway.

Iron ore production recommenced at Karnataka with a production cap of 2.3 mtpa and the restart of production at Goa is awaiting final approvals. Recently, we have been granted an interim capacity of 5.5 mtpa of saleable ore at Goa. The export duty on low grade iron ore (< 58% Fe) has been reduced from 30% to 10% effective June 1, 2015, a step in the right direction to enable the Goa iron ore mines to restart operations in this cycle of depressed iron ore prices.

At the Talwandi Sabo power plant, the first 660 MW unit has started commercial power generation with other unit under trial runs. The 1,980 MW power plant is expected to ramp up fully during FY 2015-16, significantly increasing our commercial power volumes.

In September 2014, the Supreme Court of India passed a judgment cancelling 214 coal block allocations since 1993, which included one coal block allocated to us for BALCO. This block was at advanced stages of approvals but had not commenced mining. In Q4 FY 2014-15, the cancelled coal blocks were auctioned by the Government, and BALCO emerged as the highest bidder for two operating coal mines (Chotia Block with reserves of 15.5 mt and production capacity of 1mtpa; and Gare Palma IV/1 Block with reserves of 44 mt and production capacity of 6 mtpa). We plan to commence coal production at the Chotia mine in the FY 2015-16 after transfer of the mining lease and other approvals awaited from the Government. BALCO is seeking a court judgement regarding the Government’s denial of its winning bid for the Gare Palma IV/1 block, which was well above the reserve price and the matter is sub-judice.

Enactment of the Mines and Minerals (Development and Regulation) Amendment Act, 2015 provides continuity to our mining leases and brings transparency to the granting of future mineral concessions via auctions. However, it can further increase contribution to the Government by up to 100% of current Royalties through contributions to the District Mineral Foundation (DMF). Royalty rates for zinc and lead in India are at 10% and 14.5% respectively, which are amongst the highest in the world and are much higher compared to other base metals. We are therefore hopeful that the Government will rationalise the contribution to DMF in its notification.

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Our subsidiary, Cairn India, completed a US$ 200 million buyback programme, purchasing 2% of its equity in India, consequently leading to an increase in our ownership. The process for divestment of the Government’s stake in HZL and BALCO continues, and the valuers visited the plants last year. The process has been slower than expected but we have noted that the Government has included this divestment in its budget for fiscal year 2016.

We will continue to evaluate various options to further simplify the group structure for the benefit of all stakeholders.

Add Reserves and Resources

During the year at Zinc India, gross addition of 19.4 mt were made to reserves and resources (R&R), prior to a depletion of 9.4 mt, adding further to R&R. Total R&R at March 31, 2015 were 375.1 mt containing 35.3 mt of zinc-lead metal and 970 moz of silver. Overall mine life continues to be 25+ years.

Despite a dramatic decrease in oil price during the year, Cairn managed to add gross 2P reserves of approximately 16 million barrels of oil equivalent. Completing the testing of the drilled HIIP and Prospective 2C and seismic activity will be among the primary focus areas for exploration in fiscal 2016 with the objective to eventually add to our contingent resource inventory.

To bring synergy and improve the overall exploration efforts across the Group, we have formed a Central Exploration Group. The mandate of this group is to deal with Exploration as a strategic subject and to streamline drilling activities and exploration processes and to keep the Exploration function abreast of the latest trends in exploration methodology and technology.

Group Simplification

The scheme of amalgamation of Goa Energy Limited with the Company has been approved by the Honorable High Court of Bombay at Goa bench vide its order dated March 12, 2015. The scheme became effective on March 24, 2015 with the appointed date of April 1, 2014.

The scheme of amalgamation of Sterlite Infra Limited with the Company has been approved by the Honorable High Court of Madras vide its order dated March 25, 2015. The scheme became effective on April 8, 2015 with the appointed date of April 1, 2014.

Both the above Schemes have been given effect to in the quarter ended March 31, 2015. Consequently, the results for the quarter and year ended March 31, 2015, and the figures in respect of earnings per share, are not comparable with previous/comparable periods presented.

Iron ore production recommenced at Karnataka with a production cap of 2.3 mtpa and the restart of production at Goa is awaiting final approvals.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

Operational highlights during the year comprise:

•	Oil and gas full year production lower due to planned maintenance shutdown in Q2 FY 2014-15;

•	Record full year production of mined metal at Zinc India, H2 records 21% growth;

•	Q4 and full year production at Zinc International impacted by fire incident at Skorpion;

•	Iron ore production starts at Karnataka and final approval awaited at Goa; record annual production of pig iron;

•	Strong performance leading to record annual copper cathode production at Tuticorin smelter;

•	Record full year Aluminium production; new Jharsuguda-II and Korba-II smelters ramping-up well; and

•	Record full year production at Lanjigarh Alumina refinery.

Oil & Gas

Production Performance

	Unit	FY 2014-15	FY 2013-14	% Change
Gross Production	boepd	211,671	218,651	(3)
Rajasthan	boepd	175,144	181,530	(4)
Ravva	boepd	25,989	27,386	(5)
Cambay	boepd	10,538	9,735	8
Oil	bopd	204,761	209,378	(2)
Gas	mmscfd	41	56	(26)
Net production- WI	boepd	132,663	137,127	(3)
Oil	bopd	130,050	134,116	(3)
Gas	mmscfd	16	18	(13)
Gross Production	mboe	77.3	79.8	(3)
WI production	mboe	48.4	50.1	(3)

Operations

Average gross production for FY 2014-15 was 211,671 barrels of oil equivalent per day (boepd), 3% lower than the previous year. This was largely on account of planned maintenance activity at Mangala Processing Terminal at Rajasthan, higher-than-expected water cuts at Bhagyam in Rajasthan and suspension of gas sales at Ravva for around three months. This was partially offset by higher production at Cambay and better performance of the Mangala field in Rajasthan. In the Rajasthan block, the Aishwariya field crossed a production threshold of 30,000 boepd in Q3 FY 2014-15.

Both offshore assets have performed exceptionally during the year. The Ravva block achieved over 30,000 bopd in Q4 FY 2014-15 after three and a half years, driven by successful application of 4D seismic technology, better-than-expected results from the infill drilling programme and the contribution from the RE-6 exploration well. Production at Cambay grew 8% year-on-year, driven by successful well interventions and well ramp-up.

Gas development in the Raageshwari Deep Gas (RDG) field in Rajasthan continues to be a priority. Management Committee approval has been received on the RDG Field Development Plan for 100 million standard cubic feet per day (mmscfd) production and work on execution, planning and contracting is underway. In FY 2014-15, RDG gas production was 16 mmscfd and is expected to increase to 25 mmscfd during FY 2015-16.

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	FY 2014-15	FY 2013-14	% Change
Average Brent Prices – US$/barrel	85.4	107.6	(21)

Crude oil prices fell sharply in the second half of FY 2014-15 as a result of growing supply, a lower demand outlook and OPEC’s decision to maintain production levels. Average Brent prices for the year were lower by 21% at US$ 85.4/bbl, as compared to FY 2013-14.

Financial Performance

		(in Crore, except as stated)
	FY 2014-15	FY 2013-14*	% Change
Revenue	14,645	18,762	(22)
EBITDA	8,659	13,877	(38)
EBITDA Margin	59%	74%

*	Proforma adjusted.

For FY 2014-15, net-revenue of 14,645 Crore was reported which was lower by 22% YoY. This decline was primarily due to a 20% lower rate of realisation and 3% lower volumes but was also partially offset by a 1.2% depreciation of average rupee rate YoY. The Brent averaged US$ 85.4/bbl in FY 2014-15, driven by demand/supply imbalances. The result of this was lower oil realisation at US$ 76.8/bbl for FY 2014-15. Rajasthan crude realisation for the year was at US$ 76.4/bbl, Ravva was at US$ 82.5/ bbl and Cambay at US$ 81.9/bbl.

EBITDA is lower by 38% compared to FY 2013-14, largely as a result of 12% higher operating expenses and a higher exploration charge of  1,098 Crore due to write off of  260 Crore on account of the HPHT well RX-11 in Ravva,  111 Crore on account of Nagayalanka-NW-1z well in KG Onshore and  99 Crore on account of write off of dry wells in Rajasthan. The balance exploration charge was mainly on account of write off of seismic and study costs. Cairn India remains focused on strengthening operating efficiency to improve overall costs. Operating cost at Rajasthan for FY 2014-15 ended at US$ 5.8/boe, higher than FY 2013-14 on account of higher processing costs, increased well maintenance activities and lower production.

Projects

In line with global peers, we have revised capex for FY 2015-16 from US$ 1.2 billion to US$ 0.5 billion, while deferring the rest. Of this around 45% has been allocated to core fields, 40% to growth projects and remaining 15% for exploration. Further, we will undertake projects that are economically viable at current oil prices, while actively re-engineering projects and renegotiating contracts to improve viability. We have spent US$ 1.1 billion in FY 2014-15 out of the announced programme of US$ 3 billion, thus retaining the flexibility to invest the remaining US$ 1.4 billion in the future as oil prices improve and more projects clear investment thresholds.

In the core fields, our focus continues to be completing the polymer flood EOR project at Mangala, continued infill drilling in our onshore fields and sustenance projects at Mangala Port Terminal.

The Management Committee approved the Raageshwari Deep Gas FDP for 100 mmscfd and contracting for this project is currently underway. The two key packages for this project will be the pipeline and the gas terminal EPCs. Likewise, an application has been submitted to PNGRB regarding the authorisation of a pipeline under their policy for Tie-in Provisions. The Terminal EPC is presently in the tendering process and the gas project is expected to be completed by the end of FY 2016-17 subject to regulatory approvals.

Exploration & Development

Since the re-commencement of exploration in the Rajasthan block in March 2013, across FY 2013-14 and FY 2014-15, Cairn India has made 12 new discoveries and has drilled and tested 1.5 billion boe of in-place hydrocarbons with an additional 0.8 billion boe drilled but yet to be tested. Additionally, Cairn has Discovered 2C of 183 million boe in Rajasthan since resumption of exploration. An additional 166 million boe of Prospective 2C has been drilled and awaits testing.

In FY 2014-15, Cairn delivered the largest Exploration and Appraisal programme in its history, with 12 exploration and 22 appraisal wells drilled; totalling 34 wells during the year. Of the exploration wells drilled in the year, 9 encountered hydrocarbons. In FY 2014-15, 6 additional discoveries were announced taking the total number of discoveries since resumption of exploration to 12.

Both offshore assets have performed exceptionally during the year. The Ravva block achieved over 30,000 bopd in Q4 FY 2014-15 and production at Cambay grew 8% year-on-year.

Production upside in the near-term will come from other growth projects where we retain the flexibility and agility to switch on projects as they clear investment thresholds as oil prices improve.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

We will prioritise capital allocation for low-risk, high-potential prospects. We plan to invest in appraisal, testing and seismic activity across our assets.

During the next financial year, activity will continue to be focused upon appraisal of the Raageshwari Deep Gas Field and the key oil discoveries at DP, NL and V&V, with the objective of progressing these discoveries to development. Future programmes will also focus upon identification of additional prospects that will act to replenish the inventory of exploration prospects.

At the KG offshore block, detailed planning for the exploration drilling campaign is underway and drilling is anticipated in the first half of FY 2015-16. In South Africa, the group continues to interpret the 3D and 2D seismic data across its block and add to Prospective inventory with parallel discussions on going with our joint venture partner on contractual terms. In Sri Lanka, whilst the group has taken a non cash impairment charge, it will continue to seek solutions and options to farm out the interests.

Outlook

Despite the partial deferral of capex, we expect production volumes to increase in FY 2015-16 driven by our planned investment in the polymer flood at Mangala, the infill drilling across the Mangala Bhagyam and Aishwariya fields, infrastructure de-bottlenecking and sustenance projects.

Additionally, production upside in the near-term will come from other growth projects where we retain the flexibility and agility to switch on projects as they clear investment thresholds as oil prices improve.

In Exploration, Cairn India will prioritise capital allocation for low-risk, high-potential prospects. Cairn India plans to spend around 15% of next year’s capex on appraisal, testing and seismic activity across our assets.

Strategic Priorities

•   Rajasthan development;

•   Sustaining production at MBA fields through EOR, drilling campaign and facilities upgrade;

•   Target world-class recovery and next generation of resources at Barmer Hill;

•   Leverage gas potential through step-wise development ramp-up;

•   Increase recovery from mature assets through infill drilling, technology adoption and development of satellite fields;

•   Continue exploration and appraisal programme across the portfolio, focusing on Rajasthan; and

•   Pursue extension of Production Sharing Contracts.

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Zinc-Lead-Silver (India)

Production Performance

	FY 2014-15	FY 2013-14	% Change
Production (kt)
Total Mined metal	887	880	1
Zinc	774	770	1
Lead	113	110	3
Zinc Refined metal- Total	734	749	(2)
Integrated	721	743	(3)
Custom	13	6	—
Lead Refined metal- Total(1)	127	123	4
Integrated	105	111	(5)
Custom	22	12	—
Saleable Silver-Total (in tonnes) (2)	328	350	(6)
Integrated	266	301	(11)
Custom	62	49	—

(1)	Excluding captive consumption of 8 kt v/s 7 kt in FY 2014-15 v/s FY 2013-14.
(2)	Excluding captive consumption of 40.2 MT v/s 38.3 MT in FY 2014-15 vs. FY 2013-14.

Operations

Mined metal production for the full year was 887,000 tonnes, marginally higher from a year ago and a new annual record, with production in the second half of FY 2014-15 higher than the first half. This increase is in line with forecasts for the Rampura Agucha and Sindesar Khurd mines, and driven by higher ore production.

Integrated refined zinc, lead and silver metal production reduced by 3%, 5% and 11% respectively over FY 2013-14 due to lower mined metal production in the first half and temporarily lower silver grades at the Sindesar Khurd mine. However, higher mined metal production volumes over the second half of FY 2014-15 added to the mined metal inventory, a large part of which will be consumed in FY 2015-16.

(In US$/T)	FY 2014-15	FY 2013-14	% Change
Average Zinc LME cash settlement prices	2,177	1,909	14
Average Lead LME cash settlement prices	2,021	2,092	(3)
Average Silver Prices US$/ounce	18.1	21.4	(15)

Mined metal production for the full year was 887,000 tonnes, marginally higher from a year ago and a new annual record.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

For the full year, revenues increased by 9% to 14,413 Crore primarily on account of higher zinc LME and sulphuric acid realisation.

Despite a weaker start, the prices moved higher driven by improving demand. LME zinc prices averaged US$ 2,177 per tonne compared to US$ 1,909 per tonne in the same period in FY 2013-14, an increase of 14%. Lead average prices were weak by 3% on the back of marginal higher supply and lower demand. Average silver prices reduced significantly by 15%.

Unit Costs

	FY 2014-15	FY 2013-14	% Change
Unit costs (1)
Zinc (US$ per tonne)	1,095	998	10
Zinc (Other than Royalty)(US$/tonne)	870	837	4
Zinc (Other than Royalty)( /tonne)	53,200	50,700	5

(1)	COP for the earlier period has changed due to reallocation of administrative expenses between zinc & lead.

The unit cost of zinc production was 5% higher at 53,200 per tonne as compared to the last year. The increase was primarily on account of long term wage agreement and higher landed coal cost, partly offset by higher acid realisation and lower diesel cost. Zinc cost with royalty increased as royalty rates were increased from 8.4% to 10% and lead royalty increased from 12.7% to 14.5%, w.e.f. September 1, 2014. Royalty rates for zinc and lead in India are the highest in the world and much higher compared to other base metals. In addition, an amount equal to 35% of royalty was provided w.e.f. January 12, 2015 for District Mineral Fund (DMF) (33%) and National Mineral Exploration Trust(NEMT) (2%), even as notification for (DMF) contribution under the Mines & Minerals Development & Regulation Act (MMDRA) Act is awaited.

Financial Performance

(in Crore, except as stated)
	FY 2014-15	FY 2013-14	% Change
Revenue	14,413	13,281	9
EBITDA	7,258	6,804	7
EBITDA Margin (%)	50%	51%	—

For the full year, revenues increased by 9% to 14,413 Crore primarily on account of higher zinc LME and sulphuric acid realisation, partly offset by lower silver prices and lower zinc & silver sales.

EBITDA for FY 2014-15 increased by 7% to 7,258 Crore, compared with 6,804 Crore during FY 2013-14. This increase was mainly contributed by higher Zinc LME prices and premium, partially offset by reduction in Lead and silver prices, lower metal sales volumes and higher CoP with increase royalty rates.

Projects

HZL is in the midst of a transition from open cast to underground mining. Historically, open cast mining has accounted for about 80% of total MIC production, which in future will be replaced by underground mines. It will gradually taper off production from open cast and by FY 2020-21, all production will be from the underground mines. The announced expansion of Rampura Agucha open pit will extend open pit life giving a sufficient cushion for underground transition. The ultimate open pit depth will go down by 50 metres to 420 metres, with preparatory work having started in Q4 FY 2014-15. Underground expansion is progressing well, and for FY 2015-16, significant progress is expected in terms of mine development and ore production.

HZL is enhancing its ore production capacity in Sindesar Khurd by 50%, from 2 mt to 3 mt. The shaft sinking project at Sindesar Khurd is ahead of schedule with the main shaft sinking almost complete; having reached the depth of over 1 km of the planned depth of 1.05 km. Development of associated infrastructure is also progressing well and production from the shaft is planned to commence ahead of schedule, in the latter half of 2018.

The progress of the underground shaft project at Rampura Agucha is behind schedule and has reached a depth of 650 metres of the planned depth of 950 metres. With the planned extension of the open cast mine, overall production from Rampura Agucha is expected to remain on track.

34

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Exploration

During the year, gross additions of 19.4 mt were made to reserves and resources (R&R), prior to a depletion of 9.4 mt. Total R&R at March 31, 2015 were 375.1 mt, containing 35.3 mt of zinc-lead metal and 970 moz of silver. Overall mine life continues to be over 25 years.

Outlook

Significant progress is expected in terms of mine development and ore production from the underground mine projects. Rampura Agucha will continue to provide the majority of mined metal in FY 2015-16, although overall production from this mine will be less than in FY 2014-15. The gap in production will be made up primarily by higher volumes from Sindesar Khurd.

In FY 2015-16, mined metal production is expected to be higher from FY 2014-15, while integrated refined metal production, including silver, will be significantly higher as the company will process the available mined metal inventory from previous year.

The cost of production excluding royalty is expected to remain stable. There would be an additional outflow towards District Mineral Fund and National Mineral Exploration Trust in accordance with the MMDRA Act 2015 as mentioned above.

Strategic Priorities

•	Progress on brownfield expansion of mines to achieve 1.2 mtpa of mined zinc-lead;

•	Managing the transition from open-pit to underground mining at Rampura Agucha;

•	Ramping up silver production volumes;

•	Rampura Agucha open cast mine life extension;

•	Asset optimisation and operational efficiencies to maintain cost leadership; and

•	Continue focus on adding reserves and resources through exploration.

Zinc-Lead (Zinc International)

Production Performance

	FY 2014-15	FY 2013-14	% Change
Total Production (kt)	312	364	(14)
Production– Mined metal (kt)
BMM	59	67	(12)
Lisheen	150	172	(13)
Skorpion (Refined metal)	102	125	(18)

Mined metal output for FY 2014-15 was 14% lower compared with FY 2013-14, primarily due to lower production at Lisheen by 22,000 tonnes, unplanned disruptions at Skorpion and lower ore grades.

The Lisheen mine, which is near the end of its life, is expected to cease production in mid FY 2015-16. At Skorpion, production was lower by 23,000 tonnes. This was primarily due to a fire incident in the cell house, resulting in the refinery shutting-down during January 2015 for 23 days, followed by a gradual ramp-up. The production loss was due to lower Zinc Feed grade (FY 2014-15: 8.7% vs. FY 2013-14: 9.6%).

The production at BMM was 12% down due to lower ore grades and the change in mining methods.

Unit Costs

	FY 2014-15	FY 2013-14	% Change
Zinc (US$ per tonne) CoP	1,382	1,167	19

The unit cost of production increased to US$ 1,382 per tonne, up from US$ 1,167 per tonne in FY 2013-14. This was mainly driven by reduced volumes, and increasing treatment and refining charges. Due to unplanned disruptions, maintenance expenses were higher, resulting in increased CoP.

Significant progress is expected in terms of mine development and ore production from the underground mine projects.

35

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

At Skorpion, plans are in place to extend mine life with a new Life Of Mine Plan which is being extended from FY 2016-17 to FY 2018-19.

Financial Performance

(in Crore, except as stated)
	FY 2014-15	FY 2013-14	% Change
Revenue	3,606	4,015	(10)
EBITDA	1,082	1,282	(16)
EBITDA Margin	30%	32%	—

EBITDA reduced by 16% to 1,082 Crore for FY 2014-15 due to lower volumes and higher cost, partially offset by higher zinc prices.

Projects

Gamsberg Phase 1 will partially replace the loss of production from Lisheen and restore production to over 300 ktpa. Project execution is in the final stages of planning. Capex has been re-phased in line with the Group strategy of optimising capex and focusing on critical pre-stripping and associated activities. The first ore production is planned for FY 2017-18, and the ramp-up to full production will be in line with the revised capex profile.

Outlook

In FY 2015-16 production volumes as expected to be c.220-230 kt.

Cost of production is expected to remain be in the range of c. US$ 1,450/tonne to US$ 1,500/tonne, as the mines go deeper.

The Lisheen mine is scheduled for closure in mid FY 2015-16.

At Skorpion, plans are in place to extend mine life from FY 2016-17 to FY 2018-19. This is being achieved by deepening of the current open pit to access additional reserves. Mine production will end in FY 2018-19 and oxide ore processing will continue until FY 2019-20 from stockpile.

At BMM, near-mine resource potential remains high. The Company is taking a focused approach to improve confidence in other deposits within the mining license, to firm up its plan for the next 5 years.

Strategic Priorities

•	Execution of the Gamsberg project in a phased manner;

•	Extending the mine life at Skorpion; and

•	Smooth closure of the Lisheen mine.

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Iron Ore

Production Performance

	FY 2014-15	FY 2013-14	% Change(3)
Production
Saleable ore (mt)	0.6	1.5	(59)
Goa	—	—
Karnataka	0.6	1.5	(59)
Pig iron(kt)	611	510	20
Sales
Iron ore (mt)	1.2	0.0
Goa	—	—
Karnataka	1.2	0.0
Pig iron (kt)	605	544	11

Operations

At Karnataka, production recommenced on February 28, 2015, following receipt of all requisite clearances and approvals, at an annual capacity of 2.29 mtpa. About 0.3 mt of saleable ore was produced during the quarter and the sales are expected to resume through e-auctions in Q1 FY 2015-16.

During Q4 FY 2014-15, the Ministry of Environment and Forest revoked its earlier order which had kept the environment clearances for iron ore mines in Goa in abeyance. We have been allocated an interim annual mining quantity of 5.5 mt of saleable ore. Mining is expected to commence after the monsoon season, following the expected receipt of the remaining approvals from the Government.

With effect from June 1, 2015, the export duty on low grade iron ore (< 58% Fe) has been reduced from 30% to 10% and it will enable the Goan iron ore prices to have improved prospects in this cycle of depressed iron ore prices.

Production of pig iron ramped up from 510 kt in FY 2013-14 to a record production of 611 kt. In March 2015, further de-bottlenecking of the pig iron plant was completed resulting in an increase in capacity from 625 kt to 700 kt.

Iron ore spot prices averaged US$ 67.5 (FOB) for 62% Fe grade a tonne over FY 2014-15 and price pressures intensified as the year progressed.

Production of pig iron ramped up from 510 kt in FY 2013-14 to a record production of 611 kt.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

Approval for commencing production at 5.5 mt of saleable ore capacity received and we expect to resume operations post monsoons in Goa.

Financial Performance

(in Crore, except as stated)
	FY 2014-15	FY 2013-14	% Change
Revenue	1,997	1,662	20
EBITDA	135	(230)	—
EBITDA Margin	7%	(14%)	—

EBITDA in FY 2014-15 increased at 135 Crore, compared with a loss of (230) Crore in the previous year, due to sales volumes from Karnataka as well as better margins from the pig iron business.

Outlook

Approval for commencing production at 5.5 mt of saleable ore capacity received and we expect to resume operations post monsoons in Goa. An aggressive cost-reduction agenda is being implemented to effectively counter low price environment.

The pace of the Liberia project execution has been impacted by the ‘Ebola virus’ situation for most of the year. The Company expects to progress exploration and commission a feasibility study in early FY 2016-17.

Strategic Priorities

•	Ramping-up Karnataka mines to its capacity;

•	Resuming mining operations in Goa and recommencing exports;

•	Work with Government for removal/revision of mining capacity; and

•	Complete feasibility work at Western Cluster.

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Copper – India / Australia

Production Performance

	FY 2014-15	FY 2013-14	% Change
Production (kt)
India – Cathode	362	294	23
Australia – Mined metal content	0	18	—

Operations

Full year copper cathode production at Tuticorin was a record at 362,000 tonnes, despite the 23-day planned maintenance shutdown in Q1 FY 2014-15. The 160 MW power plant at Tuticorin continued to operate at a high Plant Load Factor of 86%.

Copper mine at Australia remains under care and maintenance and we continue to evaluate various options for restart.

	FY 2014-15	FY 2013-14	% Change
Average LME cash settlement prices (US$ per tonne)	6,558	7,103	(8)
Realised TCs/RCs (US cents per lb)	21.4	16.6	29

Average LME copper price fell by 8% while treatment and refining charges (TCs/RCs) increased by 29% compared to FY 2013-14.

Unit Costs

	FY 2014-15	FY 2013-14	% Change
Unit conversion costs (CoP) – (US cents per lb)	4.2	9.7	(57)

In the Tuticorin smelter, cost of production (‘CoP’) decreased from 9.7 US cents per/lb to 4.2 US cents per/ lb, mainly due to higher volumes, lower petroleum prices and power cost and higher by-product credits.

Recently, we have seen some pressure on copper prices but treatment and refining charges are expected to remain relatively strong. Global treatment and refining charges for 2015 have so far settled at higher levels compared to 2014, and we expect to realise over USc 24/lb for FY 2015-16.

Full year copper cathode production at Tuticorin was a record at 362,000 tonnes, despite the 23 day planned maintenance shutdown in Q1 FY 2014-15.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

EBITDA for FY 2014-15 was significantly higher compared to the previous year. This increase was mainly driven by higher volumes with better operational efficiencies, higher TC/RC and lower cost of production.

Financial Performance

	(in Crore, except as stated)
	FY 2014-15	FY 2013-14	% Change
Revenue	22,632	20,594	10
EBITDA	1,636	1,176	39
EBITDA Margin	7%	6%	—

EBITDA for FY 2014-15 was 1,636 Crore, significantly higher compared with 1,176 Crore in the previous year. This increase was mainly driven by higher volumes with better operational efficiencies, higher TC/RC and lower cost of production.

Outlook

Production is expected to be stable around 400 kt with no planned maintenance activities scheduled in FY 2015-16.

Strategic Priorities

•	Sustaining operating efficiencies and reducing our cost profile; and

•	4 ltpa project to expand capacity along with the flexibility to handle multiple grades of concentrate.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Aluminium

Production Performance

	FY 2014-15	FY 2013-14	% Change
Production (kt)
Alumina – Lanjigarh	977	524	86
Aluminium – Jharsuguda I	534	542	(1)
– Jharsuguda II	19	—	—
Aluminium – Korba I	253	251	1
– Korba II	71	1	—

Total Aluminium	877	794	10

Operations

At the Lanjigarh Alumina refinery, FY 2014-15 production was robust and at record levels, allowing us to achieve 98% of the capacity of 1 mt. Production numbers for FY 2014-15 are not comparable to the previous year, due to a temporary suspension of production.

In FY 2014-15, production was stable at the 500 kt Jharsuguda-I and 245 kt Korba-I smelters.

We initiated a number of innovative and six sigma projects to increase operational efficiencies. Pot-lines and other facilities including billet and wire rods are now working much higher than design capacities, with improved recovery and quality.

We have also commenced the start-up of the first pot line of 312.5 kt of the 1.25 mtpa Jharsuguda II smelter, using surplus power from the 1,215 MW power plant. So far, 82 pots are under trial run. Ramp-up of the remaining pots of the first pot line commenced in April 2015, using power from one 600 MW unit of the 2,400 MW power plant.

Production at Lanjigarh was robust and at record levels, allowing us to achieve 98% of the capacity of 1 mt

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

We commenced the start-up of the first pot line of 312.5 kt of the 1.25 mtpa Jharsuguda II smelter, using surplus power from the 1,215 MW power plant.

Unit Costs

	FY 2014-15	FY 2013-14	% Change
Alumina Cost (US$ per tonne)	356	358	(1)
Alumina Cost ( per tonne)	21,800	21,700	—
Aluminium hot metal production cost	1,755	1,659	6
Jharsuguda I CoP (US$ per tonne)	1,630	1,602	2
Jharsuguda I CoP ( per tonne)	99,700	96,900	3
Jharsuguda I Smelting Cost	907	889	2
BALCO CoP (US$ per tonne)	1,961	1,781	10
BALCO CoP ( per tonne)	1,19,900	1,07,700	11
BALCO I Smelting Cost	1,177	1,082	9

In FY 2014-15, Alumina cost of production was US$ 356 per tonne, almost flat on FY 2013-14.

The CoP of hot metal at Jharsuguda-I was  99,700 (US$ 1,630) per tonne increased by 3%, compared to  96,900 (US$ 1,602) per tonne FY 2013-14. The uplift was mainly due to higher purchased alumina prices and an increase in aluminium LME. However, higher alumina prices and higher e-auction coal prices were partially offset by operational efficiencies, with an improved linkage coal availability and lower specific power consumption.

The CoP at the 245 kt Korba-I was  1,19,900 (US$ 1,961) per tonne as compared to  1,07,700 (US$ 1,781) per tonne. This increase was due to high alumina cost, higher coal costs, and tapering of coal linkage by another 25% this year. However, this was partially offset by the improved operational efficiencies.

	FY 2014-15	FY 2013-14	% Change
Average LME cash settlement prices (US$ per tonne)	1,890	1,773	7

Average LME prices for Aluminium for the year were US$ 1,890, an increase of 7% on the previous year’s average price level of US$ 1,773.

Financial Performance

		(in Crore, except as stated)
	FY 2014-15	FY 2013-14	% Change
Revenue	12,726	10,779	18
EBITDA	2,517	1,716	47
EBITDA Margin	20%	16%	—

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

EBITDA for FY 2014-15 was up by 47% at  2,517 Crore, compared with  1,716 Crore in the previous year. This was due to higher LME prices and premium on metals, as well as additional volume from the new Korba-II smelter.

Projects

During the year, progress was made in securing raw material for our Alumina refinery, with the Government of Odisha granting Prospecting Licenses (PLs) for three laterite deposits. The exploration work is ongoing and we expect to start production in FY 2015-16 after receipt of the Mining Leases (ML). The approval for expansion of the Lanjigarh Alumina refinery has reached the final stages and Environmental Clearance is expected soon.

At the new 325 kt Korba-II smelter, 84 pots were commissioned during the year and produced 71,000 tonnes, which include 19,000 under trial run. Ramp up to full capacity will take place during H1 FY 2015-16, along with the ramp up of the 1,200 MW power plant. Out of the two captive power units of 300 MW each, the first unit is expected to be commissioned in Q1 FY 2015-16. The BALCO 270 MW power plant will be available for captive consumption as a back-up for pot ramp-up support.

We have also commenced the start-up of the first pot line of 312.5 kt of the 1.25 mtpa Jharsuguda II smelter, using surplus power from the 1,215 MW power plant. Eighty two pots have been started during the last quarter of FY 2014-15 and are under trial run. Ramp-up of the remaining pots of the first pot line commenced in April 2015, using power from one 600 MW unit of the 2,400 MW power plant.

In the recent coal block auctions conducted by the Government, BALCO was successful in securing two coal mines, which are ready for production; Chotia Block with reserves of 15.5 mt and annual production capacity of 1mtpa; and Gare Palma IV/1 Block with reserves of 44 mt and capacity of 6 mtpa.

We will commence production at the Chotia mine over the next few months, after transfer of the mining lease and other statutory approvals. BALCO has appealed regarding the Government’s rejection of its winning bid for the Gare Palma IV/1 block and the matter is sub-judice.

Despite a successful bid, for Gare Palma, the Government has challenged the award and the matter is now sub jurisdiction.

Outlook

During FY 2015-16, the Company will produce and consume 1.7 mt of Alumina from Lanjigarh refinery, the balance requirements will be imported (largely tied up with major Alumina producers). For producing Alumina, the main sources of bauxite will be 2 mt from captive mines at BALCO, but sourced from other domestic bauxite mines and imports (apart from availability of laterite).

The Company has Prospecting Licences for three laterite mines in Odisha and exploration is in progress. We expect to commence mining in the second half of FY 2015-16.

Strategic Priorities

•   Secure captive refinery feed to realise the full potential of cost efficiencies and increase capacity utilisation;

•   Ramp up Aluminium capacity;

•   Laterite mining;

•   Commencement of coal block operations at BALCO; and

•   Lanjigarh refinery expansion to 4 mpta.

During the year, progress was made in securing raw material for our Alumina refinery, with the Government of Odisha granting Prospecting Licenses (PLs) for three laterite deposits.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Management Discussion and Analysis

The 1,980 MW power plant at Talwandi Sabo is expected to ramp up to capacity during FY 2015-16.

Power

Production Performance

	FY 2014-15	FY 2013-14	% Change
Power Sales (MU)	9,859	9,374	5
MALCO and Wind Energy	1,341	1,359	(2)
BALCO 270 MW	89	390	(77)
600 MW(1)	10	—	—
Jharsuguda 2400 MW	7,206	7,625	(5)
TSPL(2)	1,213	—	—

(1)	Includes production under trial run 10 million units in FY 2014-15
(2)	Includes production under trial run 264 million units in FY 2014-15

Operations

The Jharsuguda 2,400 MW power plant, operated at a lower Plant Load Factor (PLF) of 39% during FY 2014-15 due to lower market demand. However, during FY 2015-16 significant capacity is expected to be utilised internally, as we operate the plant for ramp-up of aluminium pot lines.

Out of the two 300 MW units of the 1,200 MW Korba Power Plant destined for commercial power: one 300 MW unit is currently under trial run, and will be commissioned during Q1 FY 2015-16; the second commercial unit is expected to be commissioned during Q2 FY 2015-16.

At the Talwandi Sabo power plant, the first 660 MW unit has started commercial power generation with another unit synchronised. The 1,980 MW power plant is expected to ramp up to capacity during FY 2015-16.

Unit Costs*

	FY 2014-15	FY 2013-14	% Change
Sales realisation ( /kwh)	3.25	3.54	(8)
Cost of production ( /kwh)	2.14	2.23	(4)

*	Excludes TSPL

An improvement in average power generation costs in FY 2014-15, falling to 2.14 per unit, compared to 2.23 per unit in the previous year on account of lower coal cost. Average power sale prices were lower in FY 2014-15 at 3.25 per unit, compared to 3.54 per unit in the previous year due to lower demand.

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Financial Performance

(in Crore, except as stated)
	FY 2014-15	FY 2013-14	% Change
Revenue	3,628	3,574	2
EBITDA	873	1,025	(15)
EBITDA Margin	24%	29%	—

EBITDA reduced by 15% at 873 Crore, mainly due to lower average sales realisation and demand at 2,400 MW Jharsuguda power plant despite additional power sold from newly commissioned unit of TSPL.

Outlook

During FY 2015-16, we will continue to increase capacity utilisation at Jharsuguda and bring new capacity at Korba and Talwandi Sabo.

Strategic Priorities

•	Enhance access to power transmission facilities; and

•	Complete the 1,980 MW Talwandi Sabo power project.

Port Business

The Vizag General Cargo Berth (VGCB) tonnage handled increased by 48% to 7 mt, compared to 4.7 mt in FY 2013-14 and generated an EBITDA of 65 Crore ( 24 Crore in FY 2013-14).

VGCB is one of the deepest coal terminals on the eastern coast of India, which enables docking of large cape-size vessels.

The Vizag General Cargo Berth (VGCB) tonnage handled increased by 48% to 7 mt, compared to 4.7 mt in FY 2013-14 and generated an EBITDA of 65 Crore.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Financial Review

Financial Highlights:

•	Strong underlying results, on the back of diversified portfolio, in a weak commodity price environment

•	Revenue at 73,364 Crore

•	EBITDA at 22,226 Crore; EBITDA margin of 41%

•	Attributable underlying PAT at 5,060 Crore

•	Gross debt reduced by 2,800 Crore during the year, Cash & Cash equivalents of over 46,200 Crore

•	Free Cash Flow post capex of 3,400 Crore

•	Contribution of 27,900 Crore to the Indian Exchequer during the year, in the form of taxes, duties, royalties and profit petroleum

•	Exceptional items include a one-time non-cash charge of 19,956 Crore, pertaining to Cairn India acquisition goodwill and assets, on account of a steep fall in crude oil prices.

•	Final dividend of 2.35 per share, taking the total dividend to 4.10 per share

FY 2013-14 (Adjusted Pro-forma)	Particulars (In Crore, except as stated)	FY 2014-15
72,591	Net Sales/Income from operations	73,364
25,603	EBITDA	22,226
47%	EBITDA margin [1] (%)	41%
6,111	Finance cost	5,659
2,210	Other Income	2,367
(505)	Forex loss/ (gain)	(611)
21,937	Profit before Depreciation and Taxes	19,363
5,584	Depreciation	5,110
2,840	Amortisation of goodwill	2,050
13,514	Profit before Exceptional items	12,204
167	Exceptional Items	22,129
1,000	Taxes	1,448
12,347	Profit After Taxes	(11,373)
12,514	Profit After Taxes (before Exceptional)	10,183
59%	Minority Interest before Exceptional	50%
5,005	Attributable PAT after exceptional item	(15,646)
16.88	Basic Earnings per Share ( /share)	(52.77)
5,172	Attributable PAT (before Exceptional)	5,060
17.44	Earnings per Share before Exceptional ( /share)	17.07
60.50	Exchange rate ( /US$) – Average	61.15
60.10	Exchange rate ( /US$) – Closing	62.59

1.	Excludes custom smelting at Zinc and Copper India operations

Revenue

Revenue for the year remained strong, up by 1% at 73,364 Crore. Higher volumes in Copper India, aluminium ramp up at Korba, commissioning of Unit I at TSPL and iron ore sales from Karnataka partially offset weaker commodity prices in the later half of the year.

EBITDA and EBITDA Margin

EBITDA for the full year was 22,226 Crore, a decline of 13% due to lower volumes, increased exploration costs, lower prices and higher profit petroleum in the Oil & Gas segment. This was supplemented by lower volumes during H1 FY 2014-15 and higher costs of production on account of increase in royalty rates and coal prices at Zinc India. Weaker oil prices were significantly offset by stronger Zinc and Aluminium premium and prices during the year.

Depreciation and Amortisation

The Company has with effect from April 1, 2014, revised the estimated useful lives of various assets in its metals, mining and power businesses, based on a technical study and management’s assessment. In addition to the same, other one-time adjustments in the Oil & Gas business relating to de-commissioning expenses led to lower depreciation during the year. Consequently, the depreciation charge for the year is lower by  474 Crore.

This was partially offset by higher depreciation charge at Cairn India, with effect from April 1, 2014, on account of change in depreciation method from Straight Line Method (SLM) to Unit of Production (UOP) on tangible assets by 401 Crore. Capitalisation of aluminium pot-lines at Korba Plant II and Unit I of TSPL during Q2, supplemented by capitalisation of pipeline expenses at Cairn during Q4; effective for the full year added to the depreciation for the year. Thus depreciation for the full year was at 5,110 Crore as compared to 5,584 Crore in FY 2013-14.

Amortisation of goodwill for the year FY 2014-15 was lower by 790 Crore at 2,050 Crore, mainly due to accelerated charge in the previous year at Lisheen.

46

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Net Interest

Finance cost was 7% lower at 5,659 Crore as compared to 6,111 Crore in the previous year. This was on account of initiatives pertaining to lower cost refinancing of external loans including FCCBs, project loans as well as part repayment of Cairn India acquisition related intercompany loan from parent, Vedanta Resources Plc.

Other income for the full year was at 2,367 Crore, which was higher than the corresponding previous year at 2,210 Crore. The full year income is higher than previous year, given better investment in certain class of instruments are deferred for couple of years. This was also significantly lower than other income recognised at HZL and Cairn India due to partial adoption of AS 30 at Vedanta Ltd., compared to complete adoption of the same at these subsidiaries. The full year income is higher than previous year, given better returns on our invested cash.

Exceptional Items

Exceptional items included 19,180 Crore of impairment charge relating to goodwill created on acquisition of Cairn India. The impairment was triggered by a steep fall in crude oil prices, leading to a downward revision of the carrying values on books. Sri Lankan exploratory assets in the Oil & Gas segment have also been impaired by 505 Crore (as announced by Cairn India Ltd.) given the commercial non-viability of the discovery in light of a softer oil price outlook. Further,  281 Crore is due to impairment of acquisition goodwill related to Copper Mines of Tasmania, Australia.

The above mentioned impairment is a non-cash charge and does not affect any of the Group’s financial covenants or its funding position or its earning capacity.

In addition to the above, full year exceptional items also include 2,128 Crore (gross of tax), provided for in the first half of the year, resulting from change in method of depreciation at Cairn India for the period up to March 31, 2014. This was supplemented by  34 Crore, relating to provision recognised in respect of investment in the cancelled coal blocks of the Company in September 2014, pursuant to the Supreme Court’s decision.

Non-Operational Forex Loss/Gain

FY 2014-15 includes a net forex gain of 611 Crore, primarily due to the impact of the weaker rupee on the dollar denominated cash and liquid investments at Cairn India.

Taxation

Tax charge in FY 2014-15 is 1,448 Crore (  2,019 Crore before exceptional item with tax rate of 16%) compared to 1,000 Crore (tax rate 7%) in FY 2013-14.

The movement in effective tax rate is primarily driven by higher deferred tax recognised due to higher exploration and development spend in Cairn India. This was further accentuated by deferred tax assets in FY 2013-14 in the standalone business on losses.

Attributable Profit after Tax (before Exceptional Items)

As a result of lower EBITDA, on account of weak commodity prices being more than offset by lower finance costs, depreciation, amortisation and minority interests attributable profit after tax (before exceptional items) for the year FY 2014-15 was stable at  5,060 Crore, against  5,172 Crore in FY 2013-14.

Minority interest at 50% for the year (59% in FY 2013-14) was driven by higher profitability in fully-owned Aluminium and Copper businesses and lower profit in the Oil & Gas subsidiary.

Earnings per share

The earnings per share before exceptional items was almost flat at 17.07 per share for the FY 2014-15 compared to 17.44 per share for the previous year.

Dividend

The Board declared a final dividend of  2.35 per share. The total dividend including interim dividend for FY 2014-15 is  4.10 per share. The total dividend outgo will be  1,216 Crore.

Shareholders Fund

Total shareholders’ funds as on March 31, 2015 aggregated  53,875 Crore, compared to  73,009 Crore at March 31, 2014. The decrease is mainly on account of goodwill amortisation.

Reserves and surplus

As on March 31, 2015, reserves and surplus of the Company aggregated  53,579 Crore.

Net Fixed Assets

The net fixed assets as on March 31, 2015, was  91,066 Crore. This comprises  38,748 Crore as Capital work in progress as on March 31, 2015.

Balance sheet

We continue to have a strong balance sheet with cash and liquid investments of 46,212 Crore as on March 31, 2015, which is mostly invested in debt related mutual funds, bank deposits and bonds. Gross debt at Vedanta Ltd. was 77,752 Crore as at March 31, 2015.

This comprises long-term loans of 64,116 Crore and short-term working capital loans of  13,636 Crore. The loan in INR currency is  33,512 Crore and balance 44,240 Crore is in US dollar. Average rate of borrowing was 7.9 % in FY 2014-15. Average debt maturity is 2.6 years.

The Company has its long-term rating at AA+ / outlook negative from CRISIL.

We continue to have a strong balance sheet with cash and liquid investments of  46,212 Crore as on March 31, 2015.

47

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Principal Risks and Uncertainties

Our risk management framework is designed to be a simple, consistent and clear for managing and reporting risks from the Group’s businesses to the Board.

Our businesses are exposed to variety of risks, which are inherent to an international mining and resources organisation. Resource companies carry with it a significant element of constantly evolving risks, making it essential for them to develop necessary systems to manage the risks, while simultaneously balancing the relative risk/ reward equations demanded by its stakeholders. In addition, the nature of our business operations is long term, resulting in several of the identified risks being enduring in nature.

Our risk management framework is designed to be a simple, consistent and clear for managing and reporting risks from the Group’s businesses to the Board. Risk management is embedded in our critical business activities, functions and processes. Materiality and tolerance for risk are key considerations in our decision-making. The framework helps the organisation meet its objectives through alignment of operating controls to the mission and vision of the Group.

Our management systems, organisational structures, processes, standards, code of conduct together form the system of internal control that govern how we conduct the Group’s business and manage the associated risks.

We have a multi-layered risk management framework aimed at effectively mitigating various risks, which our businesses are exposed to in the course of their operations as well as in their strategic actions. We identify risk at the individual business level for existing operations as well as for ongoing projects through a consistently applied methodology, using the Turnbull matrix.

Formal discussion on risk management happens in business level review meetings at least once in a quarter. The respective businesses review the risks, change in the nature and extent of the major risks since the last assessment, control measures established for the risk and further action plans. The control measures stated in the risk matrix are also periodically reviewed by the business management teams to verify their effectiveness.

These meetings are chaired by business CEOs and attended by CFOs/COOs, senior management and concerned functional heads. Risk officers have been formally nominated at all operating businesses as well as Group level, whose role is to create awareness on risks at senior management level and to develop and nurture a risk management culture within the businesses. Risk mitigation plans form an integral part of KRA/KPI process of process owners. Structured discussion on risk management also happens at SBU levels on their respective risk matrix and mitigation plans. Governance of risk management framework in the businesses is anchored with their leadership team.

The Board of Directors has the ultimate responsibility for management of risks and for ensuring the effectiveness of internal control systems. The Audit Committee aids the Board in this process by identification and assessment of any changes in risk exposure, review of risk control measures and by approval of remedial actions, where appropriate.

The Audit Committee is in turn supported by the Board Level Risk Management Committee, which helps the Audit Committee in evaluating the design and operating effectiveness of the risk mitigation programme and the control systems.

In addition to the above structure, other key risk governance and oversight committees include following:

•	CFO Committee has an oversight on the treasury related risks. This committee comprises Group CFO, business CFOs and Treasury Heads at respective businesses

•	Group Capex Sub-Committee which evaluates risks while reviewing any capital investment decisions as well as institutes a risk management framework in expansion projects

•	Vedanta Board Level Sustainability Committee which looks at sustainability related risks. This committee is headed by a Non-Executive Director and has Group CEO and other business leaders as its members

As stated above, every business division in the Group has developed its own risk matrix of Top 20 risks, which gets reviewed at Business Management Committee level. In addition, business divisions have also developed their own risk registers depending on size of operations and number of SBUs / locations. These risks get reviewed in SBU level meetings.

Our principal risks, which have been assessed according to impact and likelihood, are described on the following pages. The order in which these risks appear does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their impact on our business. While our risk management framework is designed to help the organisation meet its objectives, there can be no guarantee that our risk management activities will mitigate or prevent these or other risks from occurring.

48

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Risk	Strategy	Impact	Mitigation

Delay in commencement of production facilities in aluminium business		Some of our projects have been completed (pending commissioning) or are nearing completion. The timing, implementation and cost of these expansion projects is subject to a number of risks, including a delay in obtaining necessary approvals, which may delay or prevent us from commencing commercial operations at some of these projects, availability of power at commercially reasonable rates etc.	We continue our efforts to secure key raw material linkages for our alumina / aluminium business. We are also pursuing multiple options for bauxite sourcing with the Government of Odisha. Volumes are gradually ramping up across our Aluminium and Power businesses, and we have received the approval to start our 1,200 MW power plant in Korba. We are pursuing the deemed CPP route under the Electricity Act to resolve availability of power at

Jharsuguda on commercially viable terms.

Infrastructure-related challenges are being addressed, with requisite approvals for the commencement of production facilities are being pursued.

A strong management team is in place and continues to work towards sustainable low production costs, operational excellence and securing key raw material linkages.

Challenges in resumption, continuation of iron ore business		The iron ore business has faced temporary suspension and Goa iron ore is yet to commence its operation

The Honourable Supreme Court (‘The Court’) in India lifted the ban on mining in the State of Goa, in April 2014, subject to certain conditions.

The Indian Ministry of Environment and Forest has also revoked its earlier order, which had kept environment clearances for iron ore mines in Goa in abeyance. We have been allocated with an interim annual mining quantity of 5.5 mt of saleable ore based on the state wide cap of 20 mtpa for

FY 2014-15, which the Group expects to be progressively increased in the coming years.

Mining is expected to commence post monsoons, after receipt of remaining approvals from the Indian Government. We are working towards securing the necessary permissions for commencement of operations.

Aggressive cost reduction initiatives are also underway at our iron ore business.

Transitioning of zinc and lead mining operations from open pit to underground mining		Our zinc and lead mining operations in India are transitioning from an open pit mining operation to underground mining operation. Difficulties in managing this transition may result in challenges in achieving stated business milestones.

We are working with internationally renowned engineering and technology partners towards ensuring a smooth transition from open pit to underground mining, with a major focus on safety aspects.

Technical audits are being carried out by independent agencies.

Reputed contractors have been engaged to ensure completion of the project on indicated time lines.

These mines will be developed using best-in-class technology and equipment, and ensuring the highest level of productivity and safety.

We are inducting employees and contractors in our system with underground mining expertise. Our employees are also gaining experience working abroad in underground mines to accentuate skill development.

Stage gate process is in place to ensure we frequently review risk and remedy. Robust quality control procedures have also been implemented to check safety and quality of services, design, and actual physical work.

Additional output from cut V of the open pit as well as ramp up from some of the mines is expected to smoothen this transition.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Principal Risks and Uncertainties

Risk	Strategy	Impact	Mitigation

Discovery risk		The increased production rates from our growth oriented operations places demand on exploration and prospecting initiatives to replace reserve and resources at a pace faster than depletion. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our prospects. There are numerous uncertainties inherent in estimating ore and oil and gas reserves, and geological, technical and economic assumptions that are valid at the time of estimation. These may change significantly when new information becomes available.

Our strategic priority is to add to our reserves and resources by extending resources at a faster rate than we deplete them, through continuous focus on drilling and exploration programmes.

In order to achieve this, we have developed an appropriate organisation and allocated adequate financial resources for exploration. International technical experts and agencies are working closely with our exploration team to build on this target. We continue to work towards long-term supply contracts with mines.

Extension of Production Sharing Contract of Cairn beyond 2020 or extension at less favourable terms		Cairn India has 70% participating interest in Rajasthan Block. The Production-Sharing Contract (PSC) of Rajasthan Block runs till 2020. Challenges in extending Cairn’s Production-Sharing Contract beyond 2020, or extension at less favourable terms, may have implications.	We are in continuous dialogue with the Indian Government and relevant stakeholders. The Production-Sharing Contract has certain in-built options for	extension; Cairn has already applied for an extension and the matter is being pursued with all stakeholders.

Loss of assets or profit due to natural calamities.		Our operations may be subject to a number of circumstances not wholly within the Group’s control. These include damage to or breakdown of equipment or infrastructure, unexpected geological variations or technical issues, extreme weather conditions and natural disasters, any of which could adversely affect production and/or costs.	We have taken appropriate Group insurance cover to mitigate this risk. We have appointed an external agency to review the risk portfolio and adequacy of this cover and to assist us in our insurance portfolio. Our underwriters are reputed institutions and have capacity to underwrite our risk. There is an established mechanism of periodic insurance review place at all entities.

However, any occurrence not fully covered by insurance could have an adverse effect on the Group’s business.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Risk	Strategy	Impact	Mitigation

Reliability and predictability in operational performance		Our operations are subject to conditions and events beyond our control that could, among other matters, increase our mining, transportation or production costs, disrupt or halt operations at our mines, smelters and power plants and production facilities for varying lengths of time or even permanently. These conditions and events include disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions, non- availability of raw materials of appropriate quantity and quality for our energy requirements, disruptions to or increased cost of transport services or strikes and industrial actions or disputes.

Asset utilisation and cost of production (‘CoP’) continues to be a priority. We carry out periodic benchmarking of cost of production and other operational efficiencies with the objective of being in the top decile in all the businesses on CoP. We have employed reputable consultancy firms to advise on improving overall operational efficiencies.

A structured asset optimisation programme operates in the Group, and the role of the asset optimisation function in each business has been enlarged and elevated in the organisation structure.

We are also pursuing savings and synergy initiatives in procurement and marketing, in order to reduce costs and improve performance of our operations. The procurement initiatives include aspects, such as optimising supplier portfolio and combing purchasing at Group level, combining logistics activities, improve asset flexibility to process a wider range of commodities and develop closer relationships with key vendors to get benchmark performance.

Fluctuation in commodity prices (including oil)		Prices and demand for the Group’s products are expected to remain volatile / uncertain and strongly influenced by global economic conditions. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

Our Group has a well-diversified portfolio, which acts as a hedge against fluctuations in commodities and delivers cash flows through the cycle.

We consider exposure to commodity price fluctuations to be an integral part of our Group’s business and its usual policy is to sell its products at prevailing market prices, and not to enter into price hedging arrangements other than for businesses of custom smelting and purchased Alumina, where back-to-back hedging is used to mitigate pricing risks. In exceptional circumstances, we may enter into strategic hedging but only with prior approval of the Executive Committee. The Group monitors the commodity markets closely to determine the effect of price fluctuations on earnings, capital expenditure and cash flows. The CFO Committee reviews all commodity-related risks and suggests necessary courses of action as needed by business divisions. Our focus is on cost control and cost reduction.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Principal Risks and Uncertainties

Risk	Strategy	Impact	Mitigation

Currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate. Fluctuations in exchange rates of those currencies may have an impact on our financials.

Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, a significant part of its expenses are incurred and paid in local currency. Moreover, the Group borrowings are significantly denominated in US dollars, while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian rupee. Any material fluctuations of these currencies against the US dollar could result in lower profitability or in higher cash outflows towards debt obligations.

We do not speculate in forex. We have developed robust controls in forex management to hedge currency risk liabilities on a back-to-back basis.

The CFO Committee reviews our forex-related matters periodically and suggests necessary courses of action as may be needed by businesses from time to time, and within the overall framework of our forex policy.

We seek to mitigate the impact of short-term movements in currency on businesses, by hedging short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/ or prospects.

Political, legal and regulatory risks

We have operations in many countries around the globe, which have varying degrees of political and commercial stability.

The political, legal and regulatory regimes in the countries we operate in may result in higher operating costs, restrictions such as the imposition or increase in royalties or taxation rates, export duty, impact on mining rights / ban and change in legislation pertaining to repatriation of money.

We may also be affected by the political acts of governments including resource nationalisation and legal cases in these countries over which we have no control.

We, together with our business divisions, monitors regulatory and political developments on continuous basis. Our focus has been on communicating responsible mining credentials through representations of two Government and industry associations.

We continue to demonstrate the Group’s commitment to sustainability through actively engaging with proactive environmental, safety and

CSR practices, including local community, media and NGOs.

We are SOX and SEC-related compliant organisations. We have an online portal for compliance monitoring. Appropriate escalation and review mechanisms are in place. Competent in-house legal organisation exists at all the businesses. A framework for monitoring against Anti Bribery and Corruption guidelines is also in place.

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Risk	Strategy	Impact	Mitigation

Tax related matters		Our businesses are in tax regime and change in any tax structure may impact our profitability	We have a robust organisation in place at business and Group level to handle tax-related matters. We engage, consult and take opinion from reputed tax consulting firms. Reliance is placed on appropriate legal opinion and precedence. Recently the Government has taken an aggressive stance against some of our Group companies in regards to their tax matters.

We continue to take appropriate legal opinions and actions on these matters to mitigate the impact of these actions on the Group and its subsidiaries.

Breaches in Information / IT security		Like many other global organisation, our reliance on computers and network technology is increasing. These systems could be subject to security breaches resulting in theft, disclosure or corruption of key / strategic informations. Security breaches could also result in misappropriation of funds or disruptions to our business operations. A cyber security breach could have an impact on business operations.

Appropriate organisation is in place at respective businesses for information and IT security. IT security policies and procedures are defined at individual businesses.

We seek to manage cyber security risk through increased standards, ongoing monitoring of threats and awareness initiatives throughout the organisation. An IT system is in place to monitor logical access controls.

We continue to carry out IT security reviews by experts periodically and improve IT security standards.

Liquidity risk		The Group may not be able to meet its payment obligations when due or unable to borrow funds in the market at an acceptable price to fund actual or proposed commitments. A sustained adverse economic downturn and/or suspension of its operation in any business, effecting revenue and free cash flow generation, may cause some stress on the Company’s financing and covenant compliance and its ability to raise financing at competitive terms. Any constraints on up streaming of funds from the subsidiaries to the Group may affect the liquidity position at the Group level.

The Group generates sufficient cash flows from current operations which, together with the available cash and cash equivalents and liquid financial asset investments, provide short-term and long-term liquidity.

The volume ramp up and our efforts to optimise Opex and Capex are expected to provide cash flow that will reduce gearing in the medium term. Cairn India has announced a reduction in Capex, which will help maintain positive free cash flows at current oil prices and retain the flexibility to invest in growth projects as oil price improves and costs are further optimised.

Anticipated future cash flows and undrawn committed facilities are expected to be sufficient to meet the ongoing capital investment programme and liquidity requirement of the Group in the foreseeable future. The Group has sufficient experience in raising and refinancing debt (c US$ 35 billion over the past decade) and has in the past been able to tap diverse sources of funding to meet its needs. This will help mitigate the execution risk around this risk.

The Group has a strong Balance Sheet that gives sufficient flexibility to raise further debt should the need arise.

The Group is further committed to further simplify the structure which will help improve cash fungibility and hence, lower liquidity risk.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Principal Risks and Uncertainties

Risk	Strategy	Impact	Mitigation
Community relations		The continued success of our existing operations and future projects are in part dependent upon broad support and a healthy relationship with the respective local communities. Failure to identify and manage local concerns and expectations can have a negative impact on relations with local communities and therefore affect the organisation’s reputation and social licence to operate and grow.

Establishing and maintaining close links with stakeholders is an essential part of our journey as a sustainable business. Our endeavour is to integrate our sustainability objectives into long-term planning.

Our approach to community development is holistic, long-term, integrated and sustainable, and is governed by two key considerations; the needs of the local people, and the development plan in line with the UN Millennium Development Goals.

The Board’s Corporate Social Responsibility (CSR) Committee decides the focus areas of all CSR activities, budget and programmes to be undertaken by businesses.

Our business leadership teams have periodic engagements with all local communities to establish relations based on trust and mutual benefit. Our focus is on local consent prior to accessing resources. We seek to identify and minimise potential negative operational impacts and risks through responsible behaviour – acting transparently and ethically, promoting dialogue and complying with commitments to stakeholders.

We implement sustainability controls through the Vedanta Sustainability Framework aligned to IFC, ICMM and OECD Standards. We work with and partner with global think tanks and institutional bodies such as WBCSD, CII and IUCN, and have introduced structured community development programmes to reduce Water, Energy and Carbon consumption.

We help communities identify their priorities through need assessment programmes, and then work closely with them to design programmes that seek to make progress towards improvement in quality of life of the local communities.

Further details of the Group’s CSR activities are included in the Sustainability section.

Talent / skill shortage		Our efforts to continue its growth and efficient operations will place significant demand on our management resources. Our highly skilled workforce and experienced management team is critical to maintaining our current operations, implementing our development projects and achieving long-term growth. Any significant loss or diminution in the collective pool of Vedanta’s executive management or other key team members could have a material effect on its businesses, operating results and future prospects.

We continue to invest in initiatives to widen our talent pool. We have a talent management system in place to identify and develop internal candidates for critical management positions and processes to identify suitable external candidates.

Our performance management system is designed to provide reward and remuneration structures and personal development opportunities to attract and retain key employees. A structured programme maps critical positions and ensures all such positions are filled with competent resources.

Our progressive HR policies and strong HR leadership have ensured that career progression, job rotation and job enrichment are focus areas for our businesses.

We have established the Mining Academy in Rajasthan to develop an employee pool with enhanced underground mining skills. We also have a structured programme to develop a technically proficient employee pool.

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Risk	Strategy	Impact	Mitigation

Health, safety and environment (HSE)		The resources sector is subject to extensive health, safety, and environmental laws, regulations and standards. Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases.

Health, Safety and Environment (HSE) is a high priority for Vedanta. Compliance with international and local regulations and standards, and protecting our people, communities and the environment from harm and our operations from business interruptions, are our key focus areas.

Our Board Sustainability Committee is chaired by a Non-Executive director and includes the Group Chief Executive Officer, and meets periodically to discuss HSE performance.

We have appropriate policies and standards in place to mitigate and minimise any HSE-related occurrences. Structured monitoring and a review mechanism and system of positive compliance reporting is in place.

We have implemented a set of standards to align our sustainability framework in line with international practices. A structured sustainability assurance programme continues to operate in all business divisions. It covers environment, health, safety, community relations and human rights aspects, and embeds our operational commitment to HSE.

HSE experts are also inducted from reputed Indian and global organisations to bring in best-in-class practices.

Each business has an appropriate policy in place for occupational health-related matters, supported by structured processes, controls and technology. Our operations ensure the issue of operational health and consequential potential risk/obligations are carefully handled. Depending on the nature of the exposure and surrounding risk, our operations have different levels of processes, controls and monitoring mechanisms. There is a strong focus on safety during project planning / execution with adequate thrust on contract workmen safety.

Fatal accidents and injury rates have declined. We are implementing programmes to eliminate fatalities and control injuries. Our leadership remains focused on a zero-harm culture across the organisation. Consistent application of ‘Life-Saving’ performance standards and quantitative risk assessments for all critical areas / formal identification of process safety risks and focusing on the management of controls. We continue to improvise on our safety investigations and follow-up processes. Further details of our HSE-related activities are included in the Sustainability section.

Impairment of assets		The change in carrying value of assets depends on various assumptions. The change in any of those assumptions may impact the useful life and its carrying value.

We maintain a close watch on various business drivers that could impact impairment assessment. There is continuous focus, monitoring and periodic review of our assets.

We also periodically review the assumptions, carry out testing and re-assess the useful life of these assets with help of reputable firms.

We review the carrying value of our assets and long-term price assumptions. In view of steep drop in oil prices, we have impaired US$ 4.5 billion (net of tax) of carrying values.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Sustainable Development Review

Sustainable Development - Preserving resources, transforming lives

Sustainable Development is a core element of our guiding strategy and supports our growth as a diversified natural resources company. This includes the activities we undertake across our operations to ensure the health and safety of our people; how we make valuable economic and social contributions to communities and regions where we operate; and how we manage our environmental footprint. Our active engagement and deep understanding of the countries, communities and environments where we operate, combined with our Tier 1 assets, form the foundation of our business strategy and position our Group to create value for our shareholders and other stakeholders.

Founded in India, our business has grown in parallel with India’s emergence as an economic superpower with a significant global presence. We are the market leader in many key commodities in the country, and with economic growth forecast to recover in 2016, Vedanta Ltd. remains uniquely positioned as a domestic supplier. Our operations in India have given us an invaluable understanding of how to make a positive contribution to a developing country. We are able to take this experience to our operations in other countries, particularly in Africa and other major regions we operate in.

The natural resource industry is one of the key contributors to modern society as, without raw materials, the lifestyle that so many of us enjoy today would not be possible. The resources we bring to market have myriad uses, creating the basic building blocks of the society: iron ore is used in transport networks and building infrastructure; copper is used to connect people through telecommunications and in lifesaving medical devices, and aluminium is used across diverse products, including food packaging and as a lightweight material for automobiles, reducing fuel emissions. In addition, we generate electricity that lights the lives of millions of people. Our crude oil is an essential component of thousands of secondary products. Our presence facilitates, through the contributions we make to the exchequer, the vital role of governments to deliver appropriate infrastructure and valuable services to their societies. In FY 2014-15, we paid 27,900 Crore to government exchequers across the world.

The scale of our operations also makes us a major economic contributor through the flow-on effect of our activities. By sourcing products and services locally, we generate significant economic activity and promote the development of local skills. This is particularly relevant as the majority of our operations are in the developing world, and we are committed to enabling the sustainable development of these societies.

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Our Sustainability Model

Our strategy to sustainable development

Alongside delivering high-quality assets and low-cost operations, our Sustainable Development Model is integral to Vedanta’s core business strategy and helps us conduct our business in line with our values of entrepreneurship, growth, excellence, trust and sustainability.

Since the introduction of the Vedanta Sustainable Development Framework in FY 2011-12 by our parent corporate Vedanta Resources Plc, our proactive initiatives have helped to implement the framework across the business chain. The Sustainable Development Model, which comprises the three pillars of Responsible Stewardship, Building Strong Relationships and Adding and Sharing Value, provides us with a robust structure for driving future growth, advancing both our business outcomes and offering significant benefits to the communities that host our operations. This year, we have further added a fourth dimension: strategic communications, which reflects our dedication to transparency and to engage with all stakeholders. These pillars capture the steps we must take to ensure a long-term, successful future for our business – meeting our strategic goals of growth, long-term value and sustainable development. The development of our Sustainable Development Framework over the last few years provides us with a robust structure to deliver stakeholder value, supported by our sustainable development pillars.

Our model and framework is aligned to global best practice standards, including the United Nations Global Compact’s (UNGC) principles, the International Finance Corporation, the International Council on Mining and Metals and the Organisation for Economic Cooperation and Development.

Responsible Stewardship

Responsible Stewardship encapsulates our approach to our employees, the environment and our business processes. This pillar of our Sustainable Development Model encapsulates our approach to managing our risks, and how we conduct our business ethically. It also guides us in ensuring the health and safety of our workforce, and how we minimise our environmental footprint.

Health & Safety

Protecting the safety, health and well-being of those who work for us is a business imperative. Our stakeholders recognise this and have rated safety and health as our highest strategic priority. In FY 2014-15, we began to see tangible outcomes of our safety drive, with far fewer fatalities and lost time injuries. Tragically, five employees died due to work-related causes over the year. Each subsidiary company’s Chief Executive or Chief Operating Officer presented a detailed appraisal of the root causes of each fatality to the Board’s Sustainability Committee and updated them on action plans. While safety management is continually improving around the Group, we remain focused on improving our performance and meeting our target of zero fatalities.

Environment

Our continuous improvement projects in air, water and energy management have made good progress, but the business has much more to do to meet our own targets. During the year, we recycled 55% of overall non-hazardous waste. We now have 87% of our sites certified to the ISO 14001 environmental standard and technological innovations to turn waste into new, efficient products. Setting up the world’s first cement-free concrete made from waste fly ash at Lanjigarh and creating gypsum from hazardous smelter waste to be used by the cement industry and on our own site roads at Tuticorin are examples of how we are working to minimise our environmental footprint.

Building strong relationships

Identifying and actively managing all our stakeholder relationships – including employees, host communities and shareholders and lenders – is important if we are to maintain our licence to operate. This year, we took another step to add consistency across the Group, with all subsidiary businesses now formally recording all stakeholder expectations and outcomes of their engagements. Further, all our CSR community projects underwent a base assessment exercise.

Throughout the year, around 3,600 stakeholder engagement meetings took place, with community leaders, non-governmental organisations (NGOs), governments and government bodies, academic institutions and more than 230 partnerships are now in place.

Our Sustainable Development Model is integral to Vedanta’s core business strategy and helps us conduct our business in line with our values of entrepreneurship, growth, excellence, trust and sustainability.

Throughout the year, around 3,600 stakeholder engagement meetings took place, with community leaders, non-governmental organisations (NGOs), governments and government bodies, academic institutions and more than 230 partnerships are now in place.

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Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Sustainability Development Review

We are committed to ensuring the management framework of our Sustainable Development Model is followed and managed in all our operations and new projects, as part of our sustainability journey.

Led by the Vedanta Sustainability Committee, we also undertook internal reviews related to human rights and child labour risk assessments.

Adding & sharing value

We believe our role is to create value for all our stakeholders; not just through the financial value we create for our shareholders, but also through the non-financial value we add to the society. To deliver this responsibility, we employ, directly and through contractors, around 67,000 people. We play a significant role in growing local skills and in the development of local infrastructure, including roads, sanitation, education and medical facilities. We made a community investment of 171 Crore this year, reaching around 2.8* million people and providing support for schools, hospitals, health centres and farmers.

*	Some of the beneficiaries may be involved in more than one project.

We contributed 27,900 Crore to the Exchequer through direct and indirect taxes, royalty and oil tax.

Strategic communications

This year, we added a fourth pillar to our Sustainable Development Model, Strategic Communications, which reflects our commitment to complete transparency and emphasises our principles of community dialogue and mutual respect, including free prior-informed consent to access natural resources. Strategic Communications interlocks with the other three pillars of our model, and is the guiding principle which enables the organisation to engage with our stakeholders in a transparent dialogue. This pillar is the vital element of sustainable development, in implementing and strengthening our ‘license to operate’ efforts.

Implementing our strategy

We have created a management framework to put our Sustainable Development Model into practice. We are committed to ensuring this framework is followed and managed in all our operations and new projects, as part of our sustainability journey. Our goal is for the framework to be delivered by all employees and embedded in every decision we take, ensuring what we do is safe, ethical and transparent.

Embedding sustainability into day-to-day business requires leadership from all levels, and ultimate accountability lies with the Board. The Board oversees and reviews the sustainability performance of the Group through the Vedanta Sustainability and Executive Committees. The Committee’s Chairman and Group CEO regularly updates the Board on its progress. Our policies and guidance notes are available to all employees through the corporate website, subsidiary portals and through awareness-training sessions.

Our approach continually evolves to reflect changing market trends, evolving local contexts of and stakeholder feedback. Continuous internal auditing is fundamental to keeping us on track and the Vedanta Sustainability Assurance Programme (VSAP) drives compliance with the Framework. Results and action plans are reviewed by our Executive and Sustainability Committees.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Business Responsibility Report

We welcome the Indian Government’s National Voluntary Guidelines on Social, Environmental & Economic Responsibilities of Business Principles. These include obligations on business to respect the environment, promote the well-being of employees and to respect the interests of all stakeholders, particularly the disadvantaged and vulnerable. The guidelines complement the work we are already undertaking across the Group.

In pursuance of its commitment to responsible business, the Company has prepared this Business Responsibility (BBR) Report for its standalone divisions – Copper, Aluminium, Iron Ore and Power.

Section A: General Information about the Company

Corporate Identity Number (CIN) of the Company	L13209GA1965PLC000044

Name of the Company	Vedanta Ltd.

Registered address	Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa 403001, India

Website	www.vedantalimited.com

E-mail ID	ir.sesasterlite@vedanta.co.in, sustainability@vedanta.co.in

Financial Year reported	April 1, 2014 – March 31, 2015

Sector(s) that the Company is engaged in (industrial activity code-wise)	24201: Manufacture of copper from ore, and other copper products and alloys.

24202: Manufacture of aluminium from alumina and by other methods and products of aluminium and alloys.

07100: Mining of iron ores

24101: Manufacture of pig iron and spiegeleisen in pigs, blocks or other primary forms

35102: Electric power generation by coal based thermal power plant

List three key products/services that the Company manufactures/provides (as in balance sheet)	Copper, Aluminum, Iron Ore

Total number of locations where business activity is undertaken by the Company

a) Number of International Locations	a) 0

b) Number of National Location	b) 4

Markets served by the Company - Local/ State/National/International/	Our products are sold in both national and international markets.

Section B: Financial Details of the Company

Paid up Capital ( )	296.50 Crore

Total Turnover ( )	32,372. 84 Crore

Total profit after taxes ( )	1,927.20 Crore

Total Spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	During the year, the Company has spent 25.5 Crore, equivalent to 1.3% of the Profit after Tax in various CSR projects and initiatives undertaken by the Company.

As such there is no obligation for the Company to spend on CSR as the average profit computed as per provisions of the Companies Act for last three years is negative.

List of activities in which expenditure in 4 above has been incurred:-	a. Infrastructure Development b. Community Development c. Water, Sanitation and Child Nutrition d. Health, Medical and Education

The Board oversees and reviews the sustainability performance of the Group through the Vedanta Sustainability and Executive Committees. The Committee’s Chairman and Group CEO regularly updates the Board on its progress.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Business Responsibility Report

Section C: Other Details
Does the Company have any Subsidiary Company/ Companies?	Yes

Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent company? If yes, then indicate the number of such subsidiary company(s)

Vedanta Ltd. has 8 subsidiaries – HZL, BALCO, MEL, Zinc International, Cairn India, Western Clusters, Zinc International and CMT.

All these subsidiaries contribute towards Business Responsibility initiatives.

Do any other entity/entities (e.g. suppliers, distributors etc.) that the Company does business with, participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/entities? [Less than 30%, 30-60%, More than 60%]	Our suppliers are not directly involved with the ‘Responsible Business’ initiatives. However, our contracts address aspects like HSE, ethics, human rights etc. that our suppliers are obliged to strictly adhere to.

Section D: BR Information

1. Details of Director/Directors responsible for BR

a) Details of the Director/Director responsible for implementation of the BR policy/policies

•	DIN Number

•	Name

•	Designation

S.No.	Particulars	Details
1.	DIN Number (if applicable)	06853915
2.	Name	Mr. Tom Albanese
3.	Designation	Chief Executive Officer
4.	Telephone number	022-66461000
5.	E-mail id	ir@vedanta.co.in

b) Details of the BR head

S.No.	Particulars	Details
1.	DIN Number (if applicable)	06853915
2.	Name	Mr. Tom Albanese
3.	Designation	Chief Executive Officer
4.	Telephone number	022-66461000
5.	E-mail id	ir@vedanta.co.in

2. Principle-wise (as per NVGs) BR Policy/policies (Reply in Y/N)

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have policy/ policies for	Y	Y	Y	Y	Y	Y	Y	Y	Y
2.	Has the policy being formulated in consultation with the relevant stakeholders?	Y	Y	Y	Y	Y	Y	Y	Y	Y
3.	Does the policy conform to any national / international standards? If yes, specify? (50 words)	Y	Y	Y	Y	Y	Y	Y	Y	Y

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S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
4.	Has the policy being approved by the Board? If yes, has it been signed by MD/owner/CEO/appropriate Board Director?	Y	Y	Y	Y	Y	Y	Y	Y	Y
5.	Does the Company have a specified committee of the Board/ Director/ Official to oversee the implementation of the policy?	Y	Y	Y	Y	Y	Y	Y	Y	Y
6	Indicate the link for the policy to be viewed online?	http://www.vedantalimited.com/investor-relations/corporate-governance.aspx
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Y	Y	Y	Y	Y	Y	Y	Y	Y
8.	Does the Company have in-house structure to implement the policy/ policies.	Y	Y	Y	Y	Y	Y	Y	Y	Y
9.	Does the Company have a grievance redressal mechanism related to the policy/policies to address stakeholders’ grievances related to the policy/ policies?	Y	Y	Y	Y	Y	Y	Y	Y	Y
10.	Has the Company carried out independent audit/ evaluation of the working of this policy by an internal or external agency?	Y	Y	Y	Y	Y	Y	Y	Y	Y

•	The elements of all the above referred nine National Voluntary Guideline Principles are either enshrined in our Business Code of Conduct and Ethics or we have separate Sustainability policies for them.

•	Our Business Code of Conduct and Ethics is upgraded as per UK Bribery Act.

•	All the sustainability policies of the Company are based on the Vedanta Sustainability Framework, which are aligned with the International Finance Corporation guidelines, ICMM, OECD and UNGC principles.

•	Further both Business Code of Conduct and Ethics and Sustainability Policies are available online for both internal and external stakeholders and have been approved by Board.

3. Governance related to BR

•	Indicate the frequency with which the Board of Directors, Committee of the Board or CEO to assess the BR performance of the Company. Within 3 months, 3-6 months, Annually, More than 1 year.

The Board is responsible for all aspects of sustainability across the group and acts through the Vedanta Sustainability Committee and Vedanta Ltd. – CSR Committee. Both Committees are chaired by the Senior Independent Director’s and comprised of other executive directors and senior management of the Group.

The Committee oversees and reviews sustainability performance on a quarterly basis.

•	Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently it is published?

Sustainability performance is detailed out in the Annual Report and our website. Further, the Vedanta Sustainable Development Report also details the Company’s sustainability performance.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Business Responsibility Report

18 of our 21 operations are certified. As part of continual improvement, we plan to obtain ISO 14001 certification at all our sites.

Section E: Principle-wise performance

Principle 1: Conduct, Governance, Ethics, Transparency and Accountability

1.	Does the policy relating to ethics, bribery and corruption cover only the company? Yes/ No. Does it extend to the Group/Joint Ventures/Suppliers
/Contractors/NGOs/Others?

Our Code of Business Conduct and Ethics (Code) informs our approach to sustainability and how we conduct ourselves day to day – with each other, our customers, our shareholders, our competitors, our employees, our neighboring communities, our host government and our suppliers and contractors.

The Code provides guidelines for our business consistent with the highest standards of business ethics and is intended to assist all employees in meeting the high standards of personal and professional integrity that the Group requires of them, with strict adherence to the provisions of the Code, a condition of employment.

2.	How many stakeholder complaints have been received in the past financial year and what percentage was satisfactorily resolved by the management? If so, provide details thereof, in about 50 words or so.

As part of our continual engagement with those interested in our business, we are committed to effectively responding to stakeholder feedback. Effort is made by the business to ensure that multiple channels are used to maintain contact. A total of 2,916 community grievances were recorded across our businesses, out of which 2,204 were actionable and were resolved in a time bound manner.

Further around 7,500 requests and correspondences (including complaints) were received from our shareholders. All of which were successfully replied and responded.

Principle 2: Safety and Optimal Resource Utilisation across Product Lifecycle

1.	List up to 3 of your products or services whose design has incorporated social or environmental concerns, risks and/or opportunities.

Our three major products are aluminium, copper and iron ore. We make all efforts to ensure that we produce, in a safe and environmentally responsible manner.

We are conscious that extraction of natural resources gives rise to negative environmental impacts, from gas and particulate emissions and hazardous waste; to water extraction and landscape modification. To this end, we manage our footprint to the most stringent global standards throughout the project life cycle. This means, not simply complying with national laws, but we look at internationally-recognised standards of best practice to find new and innovative ways of protecting the environment. Over the years, we have constantly improved our recoveries, reduced hazardous waste generation, improved water and energy consumption and reduced our tailings to optimally use available natural resources.

An ISO 14001 accreditation helps us regularly review the environmental management system (EMS) and we have programmes in place to mitigate the identified environmental impacts of our products and services. Currently, 18 of our 21 operations are certified. As part of continual improvement, we plan to obtain ISO 14001 certification at all our sites.

2.	For each such product, provide the following details in respect of resource use (energy, water, raw material etc.) per unit of product(optional):

i.	Reduction during sourcing/production/ distribution achieved since the previous year throughout the value chain?

Water

Our operations exist in areas of varying degrees of water stress. Consequently, we take our water consumption and management extremely seriously. Our group water policy commits us to recognising the social, economic and environmental value of water and the increasing global concern of water scarcity. We strive to minimise the amount of fresh water we consume by reusing as much water as possible in our processes.

We use water in mining, smelting, refining and power plant operations from sources like ground water, surface water, rainfall and the municipality. None of the natural water sources are being affected by our water withdrawal as water withdrawal in all of our operations is less than 5% of capacity of the source. Also, none of the water sources is designated as a protected area either nationally or internationally.

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Specific Water Consumption (Cubic Metre / tonne of Production)

Company Name	FY 2014-15	FY 2013-14
Sterlite Copper	6.95	7.38
Sesa Iron Ore	2.08	1.99
Aluminium - Lanjigarh	2.58	2.41
Aluminium - Jharsuguda	0.55	0.58

Water management initiatives are reported in greater detail in Principle 6.

Energy

Meeting growing energy demands while also limiting carbon emissions is a global challenge. As we are an energy intensive industry – it is important that we carefully consider our approach to energy use, including our use of technology to maximise efficiencies.

Our Energy and Carbon Policy commits our operations to adopt and maintain global best practices in carbon and energy management and minimise greenhouse gas (GHG) emissions. We are aware of the opportunities that energy management and climate change present and understand the business case for these initiatives, which can include efficiency savings based on a combination of new technology and advancing our business processes. In order to give rigour to our energy programmes, plants are upgrading existing business management systems to allow accreditation to the energy standard ISO 50001. As of now, 7 out of 21 operations are certified.

Specific Energy Consumption (GJ/ tonne of Production)

Company Name	FY 2014-15	FY 2013-14
Sterlite Copper	8.36	8.84
Sesa Iron Ore (Pig Iron Division)	0.97	1.05
Aluminium - Lanjigarh	8.55	8.56
Aluminium - Jharsuguda	53.53	53.56

Our plants are upgrading existing business management systems to allow accreditation to the energy standard ISO 50001. As of now, 7 out of 21 operations are certified.

Meeting growing energy demands while also limiting carbon emissions is a global challenge. As we are an energy intensive industry – it is important that we carefully consider our approach to energy use, including our use of technology to maximise efficiencies.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Business Responsibility Report

We are committed to ensure that the beginning of the lifecycle adheres to appropriate international commodity trading standards.

Energy management initiatives are reported in Principle 6

Raw Materials

Raw materials consumed in our operations include bauxite (Vedanta Ltd. - Aluminium (Lanjigarh), copper ore/ concentrate (Sterlite Copper), and iron ore (Sesa Iron ore) besides associated mineral inputs, semi-manufactured and packaging material for processing and production purpose.

During the year, 4.06 mt of raw material, 4.22 mt of associated materials, and 2.40 mt of semi-manufactured materials were consumed.

As primary producers, we have limited control of the full lifecycle and the way in which products are produced and disposed. We are committed to ensure that the beginning of the lifecycle adheres to appropriate international commodity trading standards but the reduction and initiatives drive taken by our consumer is not tracked.

Our product movements to consumers take place through sea, rail and roadways. The environmental impacts like dust emission during transportation of ore, concentrates, bauxite, alumina, coal, lime etc. and final products. All safety and environmental protocols are followed and proper training is provided for handling, and material safety data sheets are issued to transporters and customers for safe usage. At material handling areas for coal and bauxite, dry fog systems are installed with proper water sprinklers, while bag filters are installed at alumina handling division. Ore transport from the mines to the loading point is carried out through trucks covered with tarpaulin to ensure no spillage and dust generation.

ii.	Reduction during usage by consumers (energy, water) has been achieved since the previous year?

All of our subsidiary businesses now have a Water Resources Management Plan in place to eliminate, minimise, mitigate and manage impacts on water resources. Total water conservation levels reached 0.18 million cubic meters (MCM) and 0.32 million GJ of energy savings.

3.	Does the Company have procedures in place for sustainable sourcing (including transportation)?

i.	If yes, what percentage of your inputs was sourced sustainably?

Also, provide details thereof, in about 50 words or so.

Our product movements to consumers take place through sea, rail and roadways. The environmental impacts like dust emission during transportation of ore (bauxite, alumina, iron ore, coal, lime etc.), final products and road dust etc. have been identified. All safety and environmental protocols are followed and proper training is provided for handling, and material safety data sheets are issued to transporters and customers for safe usage. At material handling areas for coal and bauxite, dry fog systems are installed with proper water sprinklers, while bag filters installed are at alumina handling division. Ore transport from the mines to the loading point is carried out through trucks covered with tarpaulin to ensure no spillage and dust generation.

For the past several years, the Company has expanded mining reserve and resource through systematic exploration efforts.

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4.	Has the Company taken any steps to procure goods and services from local & small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?

The Company sources its major inputs from OEMs and large national and international manufacturers. There is limited industrial activity around our operations. Going forward, we will make further efforts to increase local sourcing. Our direct and indirect employment along with our CSR activities are largely focused on the communities surrounding our operations.

5.	Does the Company have a mechanism to recycle products and waste? If yes what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%). Also, provide details thereof, in about 50 words or so.

Our primary activities are in the extraction, processing and smelting of various minerals as well as power generation using well-established processes and technologies. Our focus on best available technology helps us to produce these products using efficient energy consumption and maximum ore recovery. We have in place a Resource Use and Waste Management Technical Standard and the supporting guidance notes which augments us to mitigate the environmental impacts of our products and process.

Our main priority is to reduce both the quantity and toxicity of our waste, followed by recovery, reuse and recycling, with disposal in landfill or by incineration and the technical standard obliges our subsidiary businesses to systematically identify these opportunities wherever practicable.

In FY 2014-15, 1.27 mt of slag were used in various useful applications rather than being deposited in landfill which is 159% of quantity our operations generated during the period. This included the use in road construction, land leveling and in the abrasive and cement industries. Nearly 0.67 mt of fly ash from our power plants was sent to nearby cement and brick manufacturing units together with land leveling; 2.06 mt of gypsum from our Sterlite Copper Tuticorin plant was utilised in road construction and brick manufacturing. In total, 71% of non-hazardous waste generated was recycled/reused in gainful applications.

Over the period our experts worked hard on innovations to turn waste into new, efficient products – like the world’s first cement-free concrete made from waste fly ash in Aluminum - Lanjigarh, and Sterlite Copper’s answer to turning hazardous smelter waste into gypsum used by the cement industry and on our own site roads.

Principle 3: Employee Well-being

1.	Please indicate the Total number of employees.

Our growth and success is dependent upon, and attributable to our employees. All our management activities are designed to recruit, develop and retain a talented workforce. We are committed to hiring the right person for the right job, and expect all decisions relating to employee development and progression to be based on proper evaluation directly related to work performance.

Total number of employees by gender and employment term

Business	Full-time Employees		Contract Employees		Total
	Male	Female	Male	Female
Sterlite Copper	942	111	2,669	33	3,755
Vedanta Ltd. –Aluminium (Lanjigarh)	444	76	1,838	162	2,520
Sesa Iron Ore	3,382	159	2,444	102	6,087
Vedanta Ltd. –Aluminium (Jharsuguda)	1,979	277	6,458	447	9,161
Total	6,588	623	13,414	746	21,371

As on March 31, 2015

In FY 2014-15, 1.27 mt of slag were used in various useful applications rather than being deposited in landfill which is 159% of quantity our operations generated during the period.

Our growth and success is dependent upon, and attributable to our employees. All our management activities are designed to recruit, develop and retain a talented workforce.

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Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Business Responsibility Report

Our recruitment, remuneration and promotion policies and procedures are designed to avoid all forms of discrimination and ensure equal opportunity.

2.	Please indicate the Total number of employees hired on temporary/contractual/casual basis.

Reported in the previous page.

3.	Please indicate the Number of permanent women employees.

Our recruitment, remuneration and promotion policies and procedures are designed to avoid all forms of discrimination and ensure equal opportunity, regardless of race, nationality, religion, gender, age, sexual orientation, disability, political opinion, or any other basis.

We have 623 women as permanent employees as on March 31, 2015.

4.	Please indicate the Number of permanent employees with disabilities

Separate list is not available.

5.	Do you have an employee association that is recognised by management?

All units have a Safety Committee, with representation from the management and unionised workers, which covers the entire workforce working at site. The total workforce vary significantly based on the operations and are generally specified in collective contractual agreements. The Committee meets on a regular basis to advice on occupational health and safety improvement. In case of operations, there are no unions. 100% of total workforce is represented in formal joint management –worker health and safety committee. We have collective bargaining agreements with our non-supervisory staff at our operations.

6.	What percentage of your permanent employees is members of this recognised employee association?

100%

7.	Please indicate the Number of complaints relating to child labour, forced labour, involuntary labour, sexual harassment in the last financial year and pending, as on the end of the financial year.

S.No.	Category	No of complaints filed during the financial year	No of complaints pending as on end of the financial year
1.	Child labour / forced labour/ involuntary labour	Nil. The Company does not hire child labour, forced labour or involuntary Labour	NA

2.	Sexual harassment	In total, 16 whistle-blower cases comprising sexual harassment, integrity etc. were reported.	Zero

3.	Discriminatory employment	The Company does not discriminate in the recruitment process. No case reported.	NA

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8.	What percentage of your under mentioned employees were given safety & skill up-gradation training in the last year?

All our subsidiaries run robust on-site training programmes for both employees and contract workforce (induction and job-based) appropriate to the site’s operations and contextual needs based on the linguistic and literacy skills of local employees and contractors.

During the reporting year, 2,00,366 man-hours of safety training were delivered to our employees and contractors on subjects including working at heights, permit to work, job safety analysis, first aid, incident reporting, behaviour-based training.

Principle 4: Engaging Stakeholders - Sustaining Value

1.	Has the company mapped its internal and external stakeholders? Yes/No

In order to engage effectively and understand the distinct requirements of our various stakeholders, the business has identified seven key groups as having significant interest in our operations: Employees, Shareholders, Lenders, Host Governments, Communities, Civil society and Industry.

We effectively engage with our stakeholders by understanding their key concerns and opinions and our materiality process has been an important aspect of our approach to achieving this understanding.

2.	Out of the above, has the company identified the disadvantaged, vulnerable and marginalised stakeholders.

Identification of the disadvantaged, vulnerable and marginalised stakeholders is an ongoing process. In particular, for any new proposed project or expansion, we map and engage with all such stakeholders on a proactive basis. Further, we have stakeholder management and grievance mechanism in place at all our locations.

3.	Are there any special initiatives taken by the company to engage with the disadvantaged, vulnerable and marginalised stakeholders. If so, provide details thereof, in about 50 words or so.

Yes. We engage with the disadvantaged, vulnerable and marginalised stakeholders through our CSR projects. We undertake community led need assessment where we understand the expectations and the context of our neighbouring communities in locations were we operate. We have identified livelihood and creating access to health as some of the key programmes for ensuring the most vulnerable communities have opportunities for growth and prosperity.

Principle 5: Promoting Human Rights

1.	Does the policy of the company on human rights cover only the company or extend to the Group/ Joint Ventures/Suppliers/
Contractors/NGOs/Others?

Our Human Rights policy is aligned to the UN Guiding Principles on Business and Human Rights and is a mandate for all our group companies. Further, it also encompasses our suppliers, contractors and NGOs etc. Additionally, our Code of Business Conduct and Ethics commits us to comply with all relevant laws and regulations, underpinning our approach to protect the fundamental rights of our employees and contract workforce.

Our Human Rights policy is aligned to the UN Guiding Principles on Business and Human Rights and is a mandate for all our group companies.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Business Responsibility Report

Our Energy and Carbon Policy commits our operations to adopt and maintain global best practices in carbon and energy management and to minimise greenhouse gas (GHG) emissions.

All our sustainability policies (HSE, Biodiversity, Energy & Carbon, Water Management, HIV/AIDs, Human Rights and Supplier & Contractor Management Policy) is applicable and extended to the Group/Joint Ventures/Suppliers/ Contractors/NGOs/ others.

2.	How many stakeholder complaints have been received in the past financial year and what percent was satisfactorily resolved by the management?

No complaints with respect to Human Rights were received.

Principle 6: Nurturing the Environment

1.	Does the policy related to Principle 6 cover only the company or extends to the Group/Joint Ventures/Suppliers
/Contractors/NGOs/others.

All our sustainability policies (HSE, Biodiversity, Energy & Carbon, Water Management, HIV/ AIDs, Human Rights and Supplier & Contractor Management Policy) is applicable and extended to the Group/Joint Ventures/Suppliers/

Contractors/NGOs/others.

2.	Does the company have strategies/ initiatives to address global environmental issues such as climate change, global warming, etc.? Y/N. If yes, please give hyperlink for webpage etc.

As an natural resource industry, we have a profound responsibility to address the planet’s undisputed warming and adapt to future impacts. It remains a high profile challenge across our markets and in the countries in which we are operate.

Our Energy and Carbon Policy commits our operations to adopt and maintain global best practices in carbon and energy management and to minimise greenhouse gas (GHG) emissions. We are aware of the opportunities that energy management and climate change present and understand the business case for these initiatives, which can include efficiency savings based on a combination of new technology and advancing our business processes. In order to give rigour to our energy programmes, our plants are upgrading existing business management systems to allow accreditation to the energy standard ISO 50001. Our locations across Vedanta Ltd. Aluminium (Lanjigarh and Jharsuguda), Sterlite Copper- Tuticorin and Silvassa, and Sesa Pig Iron division are ISO 50001 certified.

Does the company identify and assess potential environmental risks? Y/N

To manage our environmental impacts, we have identified key areas where the biggest impact and risks are associated. These include environmental compliance, environmental issues (water, waste, air quality and biodiversity), and climate change - energy use, carbon management and greenhouse gas emissions. To effectively manage each of these areas, we have a set of environmental policies and management and technical standards.

Environment risks are regularly identified and assessed through the following:

•	Environment Impact Assessment (EIA) studies carried out by recognised and approved third parties to identify risks and based on that mitigation plan is prepared in the form of Environmental Management Plan, which is integral part of EIA document.

•	Environmental risks are being identified and assessed as part of Integrated Management system ISO 14001.

•	A risk register is maintained by all units under the guidance of Risk Management policy and major risk is being reviewed periodically at corporate level.

•	Hazard Identification and Risk assessment are also conducted as part of safety management system to identify potential environmental hazards and risks.

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3.	Does the company have any project related to Clean Development Mechanism?

If so, provide details thereof, in about 50 words or so. Also, if Yes, whether any environmental compliance report is filed?

We have CDM projects with a CER potential of 0.71 million units. Out of these, projects with a potential 0.51 million units are already registered on UNFCCC while projects with 0.20 million units are at an active stage of implementation. CER verification process is put on hold, due to crash in the CER market following negative realisation.

We have been working to develop our production of electricity from waste heat generation. Our installed capacity for the generation of electricity from waste heat is 65 MWH.

4.	Has the company undertaken any other initiatives on - clean technology, energy efficiency, renewable energy, etc. Y/N. If yes, please give hyperlink for web page etc.

We focus on energy consumption reduction through various in-process innovations and adoption of best practices like machine productivity and improving throughput to reduce specific energy consumption.

Our Vedanta Ltd. Jharsuguda unit implemented advanced technology for smelting which helped to save significant amount of energy through activities / initiatives like Reduction HFO Consumption by flue wall replacement, reduction in process variance, Reduction in auxiliary energy consumption by optimising ID fan power, compressed air use, and other improvements like pump house energy reduction etc. and process optimisation.

5.	Are the Emissions/Waste generated by the company within the permissible limits given by CPCB/SPCB for the financial year being reported?

Yes, emissions/waste generated by the Company is monitored on monthly basis and are within the limits prescribed by CPCB/SPCB. All sites are regularly monitored for emission. Ambient air quality including noise is monitored monthly and meets the National Ambient Air Quality standards, November 2009.

All the emissions are being monitored on regular basis as per the Environment Clearance, Consent to Operate and standards prescribed by CPCB and SPCB further in our operations all waste are being stored at earmarked places and timely disposed through the approved registered recyclers as per the Hazardous Waste Rule 2008 and its amendments.

6.	Number of show cause/ legal notices received from CPCB/SPCB which are pending (i.e. not resolved to satisfaction) as on end of Financial Year.

Nil

Principle 7: Responsible Policy Advocacy

1.	Is your company a member of any trade and chamber or association? If Yes, Name only those major ones that your business deals with:

We are a member of the UNGC and are working on various sustainable development programmes/ frameworks. Some of our subsidiary companies are members of trade and industry bodies like the Federation of Indian Mining Industries, Confederation of Indian Industries, Indian Institute of Metal, Federation of Indian Chambers of Commerce & Industry and The Energy Resources Institute, India, where they actively participate.

2.	Have you advocated/lobbied through above associations for the advancement or improvement of public good? Yes/No; if yes specify the broad areas ( drop box: Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy security, Water, Food Security, Sustainable Business Principles, Others).

We believe in promoting public policies and regulatory framework that serve the common good of the society. Being a major contributor in the social and economic development of the communities in which we operate, we advocate policies which promote sustainable development and value creation for all stakeholders.

We leverage the understanding of current business dynamics to anticipate the needs of the future and actively seek out measures that further the interest of India as a nation and the Indian industry. We are aware of the dynamics of the environment in which we operate in.

We have CDM projects with a CER potential of 0.71 million units. Out of these, projects with a potential 0.51 million units are already registered on UNFCCC.

We believe in promoting public policies and regulatory framework that serve the common good of the society.

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Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Business Responsibility Report

In order to maximise the outcomes and impacts that the business can have, we focus on seven key areas through our community investment activities, which we outline below. These have been chosen as a response to both local need and direction from international development frameworks.

Our engagement in infrastructure development programmes is crucial to ensuring that the business is able to operate effectively and efficiently, with the dual benefit of improving the infrastructure of our surrounding local communities.

Principle 8: Support Inclusive Development

1.	Does the company have specified programmes/ initiatives/projects in pursuit of the policy related to Principle 8? If yes details thereof.

As a responsible corporate citizen, the Company focuses on community development through its CSR activities.

In order to maximise the outcomes and impacts that the business can have, we focus on seven key areas through our community investment activities, which we outline below. These have been chosen as a response to both local need and direction from international development frameworks such as the UN Millennium Development Goals.

Health, nutrition and sanitation

Our activities include the delivery of medical infrastructure such as the hospitals we run across the Group. Our hospitals are supported by medical outreach services, which include mobile health vans and medical outposts to enable isolated rural communities’ access to medical services. Our 10 Rural health posts and 16 Mobile Health units and other outreach programmes covered 1.8 lakh people in the last year.

Education

Our work with children’s education is targeted at the pre-school level, particularly through our VBCA Project – Integrated Child Development Scheme (ICDS). ICDS is a centrally sponsored scheme of the Government of India aimed at providing services to pre-school children in rural, tribal and slum areas in an integrated manner so as to ensure their proper growth and development. In addition to pre-school support, we also support a mid-day meal programme through 8 centralised kitchens, aimed at improving the health status of children from Class I to VIII in Government-aided schools as well as encouraging regular attendance at school.

Sustainable livelihoods

Education about yield improvements and moving production into cash crops has been a particular focus to assist farmers in maximising their returns. For example, we have assisted farmers in gaining access to high-yield seeds and fertilizers, soil testing, watershed management and cultivation. As well as working with communities to increase the financial value of their production, we have undertaken education programmes around innovative technology, which offer multiple benefits. Vocational training to youth in employable skills saw more than 770 youth benefiting. The Vocational Skills imparted include BPO as well as industrial stitching.

Women empowerment

Development theory supports the conclusion that through achieving food security, generating incomes and maintaining savings women are critical to improving livelihoods and the quality of life of their communities. We are able to assist in creating sustainable development through supporting initiatives that have women’s empowerment at their heart.

In addition to bringing women together in collaborative forums, the group dynamics and collective spirit creates informal structures of support helping to create sustainable small businesses as well as enhancing the bargaining power of members. Our programmes cover over 22,000 women including a federation ‘Subalakshmi’ for 2700 women.

Community asset creation

Operating in rural developing communities means that these areas often lack basic amenities and infrastructure. Our engagement in infrastructure development programmes is crucial to ensuring that the business is able to operate effectively and efficiently, with the dual benefit of improving the infrastructure of our surrounding local communities.

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Our initiatives enable the planning and development of infrastructure to improve the lives of communities surrounding our operations, for example creating several community welfare assets, which include building roads, community centers, wells, classrooms and drainage network across the areas of operation. The programme benefits potentially 1.7 lakh people for whom the assets have been created.

Bio-investment

Restoring and improving natural systems is key to our bio-investment programme. They help not only to improve the biological balance of the locality but also to reduce rural poverty.

As part of our bio-investment initiatives, the leftover food waste is converted into organic manure through the organic waste converter plant at Mid-Day-Meal kitchens. Other initiatives that we have been involved in include: watershed management, social forestry, cattle breed improvement and cash crop farming.

Integrated village development

Our objective is to facilitate the development of long-term change that allows benefits to local rural communities based on their needs and develops our relationship with the community through our Integrated Village Development Programme (IVDP)

The Integrated Village Development Programme (IVDP) core objective is enabling the holistic development of villages surrounding our operations. Under the IVDP, villages are identified for assistance by a number of indicators including limited infrastructure, low literacy rates, the level of government services available and the availability of healthcare and education services. When a village is identified, we work with NGOs and Government authorities, in collaboration with the village to prepare an integrated development plan. The plan usually results in the development of infrastructure, including health and education support, along with environmental planning and the implementation of sustainable livelihoods programmes. From commencement of the IVDP to handover, the process takes between 3-5 years. This project has matured and now presently our intervention is in 2 villages covering 4000 people.

2.	Are the programmes/projects undertaken through in-house team/own foundation/ external NGO/government structures/any other organisation?

We engage with NGOs, government bodies and other third party agencies along with our own teams to ensure that we achieve success in effectively translating our vision of promoting inclusive growth successfully.

3.	Have you done any impact assessment of your initiative?

Yes, the same is done internally and also at times with external agencies at periodical intervals.

4.	What is your company’s direct contribution to community development projects-Amount in INR and the details of the projects undertaken.

The total amount spent on all CSR activities and projects during the FY 2014-15 was 25.5 Crore.

5.	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words, or so.

Our community activity is delivered at a local, regional, and state/national level to ensure that our businesses are able to effectively maximise impact in facilitating socio-economic development. The majority of our initiatives are carried out in collaboration with community organisations and are developed in partnership, utilising a needs-based approach to community investment, underpinned by the use of the ‘Public-Private-People-Partnership’ (4Ps) model.

We engage with NGOs, government bodies and other third party agencies along with our own teams to ensure that we achieve success in effectively translating our vision of promoting inclusive growth successfully.

The total amount spent on all CSR activities and projects during the FY 2014-15 was 25.5 Crore.

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Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Business Responsibility Report

We engage with NGOs, government bodies and other third party agencies along with our own teams to ensure that we achieve success in effectively translating our vision of promoting inclusive growth successfully.

Feedback is a continuous process at our operations and we leverage feedback for continual improvement in product and service quality, for benchmarking ourselves with industry standards and identifying scope and future opportunities to increase customer value.

Fundamentally, we work to help communities identify their priorities through externally delivered needs assessment programmes and then work closely with them to design programmes that seek to make progress towards meeting these.

Principle 9: Providing Customer Value

1.	What percentage of customer complaints/ consumer cases are pending as on the end of financial year.

No complaints pending at the end of FY 2014-15.

2.	Does the company display product information on the product label, over and above what is mandated as per local laws? Yes/No/N.A. /Remarks (additional information)

Yes. Our copper cathodes and aluminium are internationally known brands registered with the LME (London Metal Exchange). LME standards signify highest product quality, uniform physical characteristics and consistency of products. Our products meet all necessary and benchmark national and global regulations, standards and guidelines. This re-emphasises our capability and commitment to meet world-class standards. For continuous quality improvement, Quality Management Systems are in place, which comply with the ISO 9001:2008 standard requirements.

3.	Is there any case filed by any stakeholder against the company regarding unfair trade practices, irresponsible advertising and/or anti-competitive behaviour during the last five years and pending as on end of financial year. If so, provide details thereof, in about 50 words or so

No.

4.	Did your company carry out any consumer survey/ consumer satisfaction trends?

Feedback is a continuous process at our operations and we leverage feedback for continual improvement in product and service quality, for benchmarking ourselves with industry standards and identifying scope and future opportunities to increase customer value.

Various approaches are used for feedback process which include frequent meets, online feedback system and customers surveys. A robust customer complaint tracking system ensures quick resolution and undisrupted operations for customers. As such, no major concerns were raised by any of our customer.

Statutory Reports & Financial Statements

Statutory Reports
Directors’ Report	74
Report on Corporate Governance	116
Financial Statements
Standalone
Independent Auditors’ Report	139
Balance Sheet	142
Statement of Profit and Loss	143
Cash Flow Statement	144
Notes	146
Consolidated
Independent Auditors’ Report	194
Balance Sheet	200
Statement of Profit and Loss	201
Cash Flow Statement	202
Notes	204
Salient features of Financial	260
Statement of Subsidiaries/
Associated/Joint Ventures

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Directors’ Report

To the Members,

The Board of Directors presents the Annual Report of the Company together with the Audited Statements of Account for the financial year ended March 31, 2015.

Financial Performance Summary

The financial highlights of your Company as per the IGAAP (Indian Generally Accepted Accounting Principles) are summarised below:

	Standalone		Consolidated
Particulars	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2015	Year ended March 31, 2014
Net Sales/Income from Operations	32,372.84	28,377.60	73,364.10	65,733.28
Profit from operations before other income, finance costs and exceptional items	3,616.97	807.13	14,885.39	12,680.57
Other Income	2,008.86	1,817.06	2,366.53	2,073.47
Finance costs	3,655.93	3,564.96	5,658.78	5,094.41
Exceptional items	2.43	130.88	22,128.93	167.10
Profit /(loss) before tax	1,967.47	(1,071.65)	(9,925.12)	9,492.53
Tax expense/(credit)	40.27	(2,147.74)	1,448.36	(846.85)
Net Profit/(loss) after tax	1,927.20	1,076.09	(11,373.48)	10,339.38
Share of profit/(loss) of associate	—	—	4.09	1,081.93
Minority Interest	—	—	4,276.38	5,122.80
Net Profit after taxes, minority interest and consolidated share in profit/(loss) of associate	1,927.20	1,076.09	(15,645.77)	6,298.51
Paid up equity share capital (Face value of 1 each)	296.50	296.50	296.50	296.50
Reserves excluding revaluation reserves as per balance sheet	33,761.37	33,382.32	53,578.77	72,712.16
Earnings per share ( )	6.50	3.67	(52.77)	21.46
Transferred to General Reserve	—	115.00	—	—
Interim Dividend	518.82	444.70	—	—
Transferred to Debenture Redemption Reserve	310.41	303.37	—	—
Proposed dividend on Equity shares (incl. Dividend distribution tax)	696.78	518.88	—	—

Financial Highlights

There have been several positive developments in 2015; record annual mined metal production at Zinc-India, record aluminium production as the new Jharsuguda-II and Korba-II smelters are ramping up well, and record alumina production at the Lanjigarh refinery. We have also commenced iron ore production in Karnataka and mining activities in Goa are expected to resume in the latter half of 2015. We have taken actions to maintain financial strength and flexibility during this period of weak commodity prices through capital re-phasing and cost management initiatives. We remain confident of our diversified business model and low cost asset base and will continue to generate attractive returns to our shareholders.

•	Strong underlying results, on the back of a diversified portfolio, in a weak commodity price environment

•	Revenue at 73,364 Crore

•	EBITDA at 22,226 Crore; EBITDA margin of 41%
•	Attributable pre-exceptional PAT at 5,060 Crore

•	Gross debt reduced by 2,814 Crore during the year, Cash & Cash equivalents of over 46,200 Crore

•	Free Cash Flow post capex of 3,425 Crore

•	Contribution of 27,900 Crore to the Indian Exchequer during the year, in the form of taxes, duties, royalties and profit petroleum

•	Exceptional items includes a one-time non cash impairment charge of 19,956 Crore largely relating to Cairn India acquisition goodwill and the Sri Lanka Block on account of a steep fall in crude oil prices

•	Final dividend of 2.35 per share; FY 2014-15 total dividend 26% higher at 4.1 per Share

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Operational Highlights

•	Record full year production of mined metal at Zinc India; better positioned for underground transition

•	Record full year production of mined metal at Zinc India; underground conversion better positioned

•	Record full year Aluminium and Alumina production; started new Jharsuguda-II and Korba-II smelters

•	Commenced Iron ore production at Karnataka, final approval awaited at Goa; record annual production of Pig Iron

•	Oil & Gas production normalised post shutdown in Q2 FY 2014-15

Name change of the Company

A Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited (Sterlite), Madras Aluminium Company Limited (MALCO), Sterlite Energy Limited (SEL), Vedanta Aluminium Limited (VAL) and Sesa Goa Limited (Sesa Goa) and their respective shareholders and creditors (Composite Scheme) became effective from August 17, 2013. Post the implementation of the Scheme of Arrangement and Amalgamation, the name of the Company was changed to ‘Sesa Sterlite Limited’. This name change was effective from September 18, 2013.

The Company is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce and process oil and gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

The Company is a subsidiary of Vedanta Resources Plc, UK which is listed on London Stock Exchange. In order to have alignment with the brand “Vedanta“and its diversified natural resources business, the name of the Company has been changed from ‘Sesa Sterlite Limited’ to ‘Vedanta Limited’ effective April 21, 2015. The same was also approved by the Shareholders by way of Postal Ballot on March 30, 2015.

Management Discussion and Analysis

A detailed report on the Management Discussion and Analysis is provided as a separate section in the Annual Report which forms part of the Directors Report.

Update on the Scheme of Amalgamation & Arrangement

The Hon’ble High Court of Bombay at Goa had approved the Scheme of Amalgamation of the wholly owned subsidiary of the Company, Goa Energy Limited with the Company on March 12, 2015. The appointed date of the Scheme was April 1, 2014 and subsequent to filling the necessary forms, the Scheme has become effective from March 24, 2015.

The Hon’ble High Court of Madras, had on March 25, 2015 approved the Scheme of Amalgamation of the Company’s wholly owned subsidiary, Sterlite Infra Limited with the Company. The appointed date for the Scheme was April 1, 2014 and subsequent to filling the necessary forms, the Scheme has become effective from April 8, 2015.

Dividend

The Board of Directors has recommended a final dividend @ 235%, i.e., 2.35 per equity share of 1/- each for FY 2014-15.

This is in addition to interim dividend of 1.75 per share declared and paid during the year. The dividend payout is subject to approval of members at the ensuing Annual General Meeting.

Transfer to General Reserve

Out of the total profit of 1,927.20 Crore for the financial year, NIL amount is proposed to be transferred to the General Reserve.

Credit Rating

CRISIL Research certifies its ratings of your Company for the financial year. The treasury portfolio of fixed income investments has been consistently evaluated as ‘Very Good’ (highest safety from credit default on CRISIL’s 4 point scale).

Sustainability

As we continue to create value for all our stakeholders, to connect better and communicate Vedanta’s social responsibility to all our stakeholders, we have a fourth pillar - strategic communications in our sustainability model, which also comprises of – Responsible Stewardship, Building Strong Relationship and Adding & Sharing Values. The Fourth pillar reflects our commitment to complete transparency and emphasises our principles of community dialogue and mutual respect, including free prior informed consent to access natural resources.

During the year, we have continued to strengthen our Sustainability Framework with the release of guidance notes on safety, environment and community relations. We are using the Vedanta Sustainability Assurance Programme (VSAP) to ensure Framework compliance, including a programme of audits. We now have a platform that measures and reports on the performance of Sustainable Development processes of the Vedanta group. The implementation is based on SAP- Environment Health Safety (EHS) and Sustainability Performance Management (SUPM) modules, a one of a kind initiative by any corporate.

The businesses have performed well on Sustainability aspects like Incident reduction, Energy, Water and Non Hazardous waste and are working towards embedding a zero tolerance culture with a focus on safety, health, and environment. Further as per the community need based assessment, all our operations are making a valuable contribution to the social and economic development of the communities in which we operate.

Risk Management

Pursuant to Clause 49 of the Listing Agreement and the Companies Act, 2013, the Company has constituted a Risk Management Committee. The details of Committee and its terms of reference are set out in the Corporate Governance Report forming part of the Board’s Report.

Our businesses are exposed to variety of risks which are inherent to an international mining and resources organisation. Our risk management framework is designed to be simple, consistent and clear for managing and reporting risks from the Group’s businesses to the Board. Our management systems, organisational structures, processes, standards, code of conduct together form the system of internal controls that govern how we conduct the Group’s business and manage the associated risks. We have a multi-layered risk management framework aimed at effectively mitigating the various risks which our businesses are exposed to in the course of their operations. Board Level Risk Management Committee supports the Audit Committee and the Board in nurturing the risk management framework in the group. Risks are identified through a consistently applied methodology, the Turnbull Matrix. The Company has in place a mechanism to identify, assess, monitor and mitigate various risks to key business objectives. Major risks identified by the businesses and functions are systematically addressed through mitigating actions. Risk officers have been formally nominated at operating businesses as well as Group level whose role is also to develop the risk management culture within the businesses.

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Corporate Social Responsibility

Community well-being and social development is an integral part of the Sustainable Development and ‘License to Operate’ philosophy of your Company.

This year, in line with your Company’s CSR policy, the Company and its subsidiary Companies have initiated community need assessment and impact assessment studies covering its ‘Core’ and ‘Peripheral’ area of operation with an objective to understand the impact of ongoing projects mapped to community needs and better align its site specific community development program. We are pleased to inform you that the broad outcome of the studies revealed the need for education, health and livelihood opportunities for the community around the operations. This is in line with current CSR thrust and CSR programs designed by your Company.

The first CSR Committee meeting was held in July 2014. The Committee reviewed and approved the CSR policy which has been circulated within the organisation and is available on the Company’s website. The CSR programmes undertaken by the business units and the budgets were presented to the CSR Committee and duly approved.

The community programs are designed to be self – sustainable, interdependent and self-sufficient. Your Company has partnered with the Government of India in creating platforms of childcare and education for children aged 2 to 6 years through the Angawadi program in the areas of our operations. Over 900 children were enrolled for pre-nursery (Anganwadi) education, while 18,000 children were provided midday meals, and 200 students of secondary and higher secondary standards were given scholarships in this year.

The healthcare programmes include Mobile Health Vans (MHV) which benefited about 40,000 patients in the year while medical health camps benefited about 52,000 people around your operation.

In the livelihood programs, the emphasis have been given to vocational skill training for woman and unemployed youth. Your Company supports about 1,750 Self – Help – Groups with over 22,000 women members, earning their livelihood though production of household requirements and food staples such as Agarbatti, Papad, Achar, disinfectant amongst others. In this year, vocational training was given to about 750 youth, while over 1,600 farmers benefited through awareness programmes and provision of modern agricultural technology.

During the year, the divisions of the Company spent 25.50 Crore, on CSR activities, which is in line with our sustainability policy, while, your Company, on consolidated basis, has spent about 171 Crore on CSR.

The Annual Report on CSR activities forms part of the Directors Report and is annexed herewith as “Annexure A”.

Directors/Key Managerial Personnel (KMP) Details

During the year under review, Mr. Thomas Albanese (DIN: 06853915) was appointed Whole-time Director designated Chief Executive Officer for a term of three (3) years effective April 1, 2014 to March 31, 2017. Mr. Tarun Jain (DIN: 00006843) was appointed as Whole-time Director for a term of four (4) years effective April 1, 2014 to March 31, 2018. Mr. Dindayal Jalan (DIN: 00006882) was appointed as Whole-time Director designated as Chief Financial Officer effective April 1, 2014 to September 30, 2014. The aforesaid appointments along with the terms and conditions of their appointment were approved by the Shareholders of the Company in its Annual General Meeting held on July 11, 2014. Mr. Dindayal Jalan was further re-appointed as Whole-time Director designated as Chief Financial Officer effective October 1, 2014 to September 30, 2016 which was approved by the Shareholders through Postal Ballot on October 11, 2014.

The Shareholders of the Company by way of Postal Ballot on March 30, 2015 approved the appointment of the existing Non-Executive Independent Director namely, Mr. Naresh Chandra, (DIN: 00015833) Ms. Lalita Dileep Gupte (DIN: 00043559) and Mr. Ravi Kant (DIN: 00016184) as Non-Executive Independent Directors of the Company as per the provisions of the Companies Act, 2013, for a fixed term of a period of three years from the date of appointment by the Board of Directors of the Company, i.e., from January 29, 2015 to January 28, 2018.

The Board of Directors on April 27, 2015 approved appointment of Ms. Anuradha Dutt (DIN: 00145124), a prominent member of legal fraternity with substantial contributions to the field of law as an Additional Independent Director to hold a fixed term of three (3) years effective April 27, 2015 to April 26, 2018, subject to approval of the Shareholders of the Company in the ensuing Annual General Meeting of the Company.

All the Independent Directors have provided declarations that they meet the criteria of independence as laid down under Section 149(6) of the Companies Act, 2013 and the Listing Agreement.

The Board of Directors of the Company are deeply saddened by the sudden demise of Mr. Gurudas Kamat (DIN:0015932), Non-Executive Independent Director of the Company on January 27, 2015. Mr. Kamat retired as Chief Justice of Gujarat High Court in January 1997 and had over 45 years of experience in the field of legal practice and judiciary. A highly learned, legal luminary and a humble person, Mr. Kamat’s contribution and guidance to the Company, during his tenure as an Independent Director will always be valued.

In terms of the provisions of the Companies Act, 2013 and the Articles of Association of the Company, Mr. Thomas Albanese, Whole Time Director and Chief Executive Officer is retiring by rotation and being eligible has offered himself for re-appointment.

Mr. Rajiv Choubey was appointed Whole Time Key Managerial Personnel in terms of Section 203 of the Companies Act, 2013 and as Compliance Officer in terms of the Listing Agreement with stock exchanges effective July 29, 2014 in place of Mr. C. D. Chitnis who ceased as Company Secretary effective May 13, 2014.

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Company’s policy on Directors’ appointment and remuneration

The Company has a Nomination and Remuneration Committee (NRC) and the details of Committee and the terms of reference of the NRC Charter are set out in the Corporate Governance Report forming part of the Board’s Report.

The Company’s Policy for selection and appointment of Directors and their remuneration is derived from its NRC policy which, inter alia, deals with the manner of selection of Board of Directors and such other matters as provided under section 178(3) of the Companies Act, 2013 and such other laws as may be applicable. This Policy is accordingly derived from the said Charter and the scope of the Committee is set out in the Corporate Governance Report.

The Shareholders of the Company may visit the Company’s website for the detailed Nomination & Remuneration Policy of the Company on Directors’ appointment and remuneration including criteria for determining qualifications, positive attributes, independence of a Director and other matters provided under sub-section (3) of section 178.

Evaluation of performance of the Board, its Committees and individual Directors

As part of good governance practice, Boards evaluate its performance. The Companies Act, 2013 and Clause 49 of the Listing Agreement has mandated the need to ensure effectiveness of the Board governance and requires a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors.

Structured questionnaires/performance evaluations forms were prepared taking into consideration inputs received from the Directors for evaluation of the Board and its Committees, their effectiveness was broadly based on parameters like Strategic and Operational Oversight, the Dynamics, Composition, Level of Expertise, Terms of Reference, Board support and processes, Governance etc.

The Directors evaluation was broadly based on parameters such as understanding of the Company’s vision and objective, skills, knowledge and experience, participation and attendance in Board/Committee meetings; governance and contribution to strategy; interpersonal skills etc. The performance evaluation of Chairman of the Company was undertaken by the Independent Directors taking into account the views of Executive Directors and Non-executive Directors. The Independent Directors also assessed the quality, quantity and timeliness of flow of information between the Company management and the Board. The Directors expressed overall satisfaction on the evaluation process.

Human Resources (HR)

In line with the Company’s philosophy of nurturing talents from within, the Company has a robust process towards generating a reservoir of talent and leaders over the decades.

Few of the noteworthy HR initiatives and focus areas are:

•	Continuous improvement through strong performance management system and strong linkage between performance and rewards have resulted in improving people accountability, achievement orientation and have created healthy internal competition for superior performance.
•	Your Company has been promoting leadership development through a structured talent management framework; ensuring robust leadership pipeline for all key and critical positions. A systemic and systematic talent review by the senior team has ensured trust and confidence amongst talented employees regarding addressing their growth needs and aspirations.

•	Manpower optimisation for better productivity through redeployment, restructuring and rationalisation of jobs has been a major focus area for your Company. This has not only enabled meeting resource requirements but has also helped many managers in their career advancement and assuming challenging opportunities.

•	Your Company has always laid emphasis on hiring young and emerging professionals. Robust plans are in place to draw leadership talent from the pool of young talent available in the Company.

•	Building and maintaining proactive relations have been the Company’s forte, which has resulted in cordial industrial relationships throughout the year without any major shutdowns. Continuous efforts have been made to remove restrictive practices at the shop floor and provide direction and growth to all strata of employees.

•	Company has always encouraged innovation, risk taking and experimentation by promoting small group activities at the shop floor. These have resulted into significant savings and continuous improvement of processes.

Going ahead, your Company has to proactively address further strengthening of performance management systems, best practices benchmarking in the areas of talent development, compensation management and career management. This will enable and prepare us to address future challenges for effective sustainable competitive advantage, growth and harnessing people potential.

Particulars of employees and related disclosures

The statement containing particulars of employees as required under Section 197(12) of the Companies Act, 2013 read with Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 forms part of this report. In terms of Section 136 of the Companies Act, 2013, the same is open for inspection at the Registered Office of your Company. Copies of this statement may be obtained by the members by writing to the Company Secretary of your Company. The full Annual Report including the aforesaid information is being sent electronically to all those members who have registered their email addresses and is available on the Company’s website.

The ratio of the remuneration of each director to the median employee’s remuneration and other details in terms of sub-section 12 of Section 197 of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, are forming part of this report as “Annexure B”.

Corporate Governance Report

Corporate Governance Report detailing inter-alia, the following is attached and forms part of the Directors Report:

(i)	all elements of remuneration package such as salary, benefits, bonuses, stock options, pension, etc., of all the directors;

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Directors’ Report

(ii)	details of fixed component and performance linked incentives along with the performance criteria;

(iii)	service contracts, notice period, severance fees;

(iv)	stock option details, if any, and whether the same has been issued at a discount as well as the period over which accrued and over which exercisable

(v)	number of meetings of the Board and its Committees

Fixed Deposits

As reported last year, the Company has discontinued renewal of its fixed deposits on maturity. As on March 31, 2015 all fixed deposits had matured while deposits amounting to  54,000 remained unclaimed. Since the matter is sub judice, the Company is maintaining status quo.

Extract of Annual Return

The details forming part of the extract of the Annual Return in form MGT 9 is annexed herewith as “Annexure C”.

Subsidiaries/Joint Ventures/Associate Companies

A separate section on the performance and financial position of each of the subsidiaries, associates and joint venture companies in Form AOC- I is part of the report and is annexed on page no. 260 of the Annual Report.

As per the Listing Agreement, a policy on material subsidiaries as approved by the Board of Directors, may be accessed on the Company’s website: www.vedantalimited.com.

Internal Financial Controls

As per the provisions of section 134(5)(e) of the Companies Act, 2013, the Directors have an overall responsibility for ensuring that the Company has implemented robust systems/ framework of internal financial controls to provide them with reasonable assurance regarding the adequacy and operating effectiveness of controls with regards to reporting, operational and compliance risks. To enable the Directors to meet these responsibilities, the Board has devised systems/ frameworks which are operating within the Company. In line with best practice, the Board regularly reviews the internal control system to ensure that it remains effective and fit for purpose. Where weaknesses are identified as a result of the reviews, new procedures are put in place to strengthen controls and these are in turn reviewed at regular intervals.

The systems/ frameworks include proper delegation of authority, operating philosophies, policies and procedures, effective IT systems aligned to business requirements, internal audit framework, ethics framework, risk management framework and adequate segregation of duties to ensure an acceptable level of risk. Your Company has also adopted SAP GRC (Governance, Risk and Compliance) framework to further strengthen the internal control and segregation of duties/ access. Your Company also follows a half yearly process of management certification through the Control Self-Assessment framework including on financial controls/ exposures.

Your Company has a documented Standard Operating Procedures (SOPs) for procurement, project / expansion management capex, human resources, sales and marketing, finance, treasury, compliance, safety, health and environment (SHE) and manufacturing.

The Group’s internal audit activity is managed through the Management Assurance Services (‘MAS’) function and is an important element of the overall process by which the Board obtains the assurance on the effectiveness of relevant internal controls.

The scope of work, authority and resources of MAS are regularly reviewed by the Audit Committee and its work is supported by the services of leading international accountancy firms (but specifically not including the Group’s external auditors).

The Company’s system of internal audit includes, covering monthly physical verification of inventory, monthly review of accounts and a quarterly review of critical business processes. To enhance internal controls, the internal audit follows stringent grading mechanism, focusing on the implementation of recommendations of internal auditors. The internal auditors make periodic presentations on audit observations, including follow-up status to the Audit Committee.

The Company is also required to comply with the Sarbanes Oxley Act Sec 404 which pertains to Internal Controls over Financial Reporting (ICOFR). Through the SOX 404 compliance program, which is aligned to the COSO framework, the Board also gains assurance from the management on the adequacy and effectiveness of the ICOFR.

In addition, as part of their role, the Board and its Committees routinely monitor the Group’s material business risks. Due to the limitations inherent in any risk management system, the process for identifying, evaluating and managing the material business risks is designed to manage, rather than eliminate, risk and to provide reasonable, but not absolute assurance, against material misstatement or loss.

Since we have strong internal control systems which get further accentuated by review of Clause 49 & SOX compliance by the Statutory Auditors, the CEO & CFO give their recommendation for strong internal financial control to the Board.

Based on information provided, nothing has come to the attention of Directors to indicate that any material breakdown in the function of these controls, procedures or systems occurred during the year under review. There have been no significant changes in our internal financial controls during the year that have materially affected, or are reasonably likely to materially affect, our internal financial controls.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Further, in the design and evaluation of our disclosure controls and procedures, our management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Details of Loans/Guarantees/Investment made by the Company

The full particulars of the loans given, investment made or guarantee given or security provided and the purpose for which the loan or guarantee or security is proposed to be utilised as per the provisions of Section 186 of the Companies Act, 2013 are given in the notes to the Financial Statements (Refer note no. 49).

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Related Party Transactions

All the related party transactions including in relation to its international direct/ indirect subsidiaries, are strictly done on an arm’s length basis and in ordinary course of business. The Company presents a detailed landscape of all related party transactions before the Audit Committee, specifying the nature, value, and terms and conditions of the transaction. Transactions with related parties are conducted in a transparent manner with the interest of the Company and Stakeholders as utmost priority. The Company has developed a Related Party Transactions Manual-Standard Operating Procedures for purpose of identification and monitoring of such transactions.

The policy on Related Party Transactions as approved by the Board is uploaded on the Company’s website.

Since all Related Party Transactions entered into by the Company were in ordinary course of business and were on arms’ length basis, Form AOC-2 is not applicable to the Company.

Material changes affecting the Company

There have been no material changes and commitments, affecting the financial position of the Company which have occurred between the end of the financial year of the Company to which the financial statements relate and the date of the report and there has been no change in the nature of business.

The details of significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and Company’s operations in future are:

1.	a)	Iron ore Division - Goa Operations

The Supreme Court on October 5, 2012 suspended mining operations and transportation of material of all miners in Goa (including your Company) following allegations of illegal mining and based on the M. B. Shah Commission Report. Separately, Government of Goa similarly banned all mining and transportation of iron ore in Goa and the Ministry of Environment and Forest (MOEF) suspended Environmental Clearances of all mining leases within State of Goa.

The Supreme Court on April 21, 2014 has lifted the above mentioned ban subject to certain conditions inter alia limiting the maximum annual excavation to 20 million tonnes subject to determination of final capacity by the Expert Committee appointed by it and 10% of the sale proceeds of the iron ore to be appropriated towards a sustainability fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the Goa government.

On August 13, 2014, the High Court of Goa passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof. As on date, in relation to the Company, lease deeds have been executed for all the 9 working mining leases and are pending registration. The Govt. of Goa in January 2015 revoked the order suspending mining operations in Goa as well as issued a subsequent order in March 2015 revoking suspension of Environment

Clearances. The Company is working towards registering the mining lease deeds and securing the necessary permissions for commencement of operations at the earliest.

b)	Iron ore Division - Karnataka Operations

Mining operations in Karnataka were banned in July 2011 following allegations of illegal mining. The Supreme Court allowed resumption of Company’s Karnataka mine in April 2013 with the cap of 2.29 million tonnes. The Company restarted operations on December 28, 2013 which resulted in production of 1.5 million tonnes in FY 2014. The mining was stopped in August 2014; however, following mining lease renewal and receipt of statutory clearances in March 2015, the mining has resumed.

2.	Aluminium Division

Lanjigarh Bauxite:

Niyamgiri Bauxite mine was to be one of the sources of supply of bauxite to the Alumina refinery at Lanjigarh under the Joint Venture Agreement with Orissa Mining Corporation (OMC) dated October 05, 2004 and MOU dated June 7, 2003 with the Government of Odisha (GOO), under which 150 million tonnes of bauxite was to be made available to the Company. The Ministry of Environment & Forest (‘MoEF’) on August 24, 2010 declined to grant the forest clearance for the Niyamgiri Mines to OMC. This was challenged by OMC in March 2011 before Supreme Court. The Supreme Court vide order dated April 18, 2013 directed GOO to place any unresolved issues and claims of the local communities under the Forest Rights Act and applicable rules before the Gram Sabha, the council representing the local community. GOO completed the process of conducting Gram Sabha meetings and submitted its report to the MoEF in January 2014, reiterating the rejection of grant of Stage II forest clearance for the Niyamgiri project of OMC.

The Company is presently sourcing bauxite and laterite from alternate sources to support refinery operations from various sources including imports. Further, in view of recent amendment in the MMDR Act promoting auction of bauxite mines in the state and approval of policy for long term linkage of raw material to the MOU based industries by State of Odisha, we are hopeful that these auctions will enable the Company to provide raw-material security for the Alumina Refinery, Lanjigarh.

Alumina Expansion:

The public hearing regarding alumina expansion from 1 MTPA to 6 MTPA [Phase-I - 2 MTPA, Phase-II - 4 MTPA and Phase-II - 6 MTPA] was held in July 2014. The Expert Appraisal Committee (EAC) of MOEF in January 2015 has recommended Environment Clearance (EC) subject to fulfilment of certain conditions. The Company is in the process of complying with the conditions and the expansion of the Lanjigarh refinery will commence once we receive the EC.

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3.	Copper Division

In March 2013, Tamil Nadu Pollution Control Board (TNPCB) ordered the closure of the copper smelter at Tuticorin due to complaints regarding alleged gas leak by local residents. The Company had immediately moved the National Green Tribunal (NGT) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order in May 2013 allowing the smelter to recommence operations subject to certain conditions. The Company recommenced operations on June 16, 2013. The Expert Committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the NGT, on July 15, 2013, ordered that the smelter could re-commence its operations. On August 8, 2013, the NGT confirmed its May 2013 order and held that there was no health impact owing to the operations, with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. TNPCB has filed civil appeal against the orders of the NGT which is pending before the Supreme Court. We don’t believe there to be any significant impact since we have implemented all the recommendations during FY 2013-14 and the copper smelter continues to operate at rated capacity.

Directors Responsibility Statement

Pursuant to section 134 of the Companies Act, 2013, with respect to Directors’ Responsibility Statement it is hereby confirmed that:

(a)	in the preparation of the annual accounts, the applicable accounting standards had been followed and there is no material departures from the same;

(b)	the Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year, i.e., March 31, 2015 and of the profit and loss of the Company for that period;

(c)	the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(d)	the Directors had prepared the annual accounts on a going concern basis;

(e)	the Directors, had laid down internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively; and

(f)	the Directors had devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

Employees Stock Option Plan

The Shareholders of the Company by way of Postal Ballot on March 30, 2015 approved the Vedanta Employees Stock Option Scheme (ESOS) and issue of Securities to the Employees of Vedanta Limited, India (VEDL, India) and that of the Holding/Subsidiary Company(ies) of VEDL, India and it also authorised the ESOS trust for Secondary Acquisition. No options have been granted to any Employees under the Scheme till date.

Vedanta Resources Plc, UK (VRPlc), the Holding Company has already in place its Stock Option Scheme under which certain employees of VEDL have received Stock Options. The Shareholders may kindly note that on the VEDL’s ESOS Scheme becoming effective, the employees of VEDL, India will be entitled to stock options of VEDL, India only. Except for such employees as the Nomination & Remuneration

Committee of VRPlc may find eligible, be entitled to the Stock Options under VRPlc Scheme. The Employees will be eligible for stock options either under VEDL India or VRPlc Scheme and not both.

The Shareholders may also note that wherever the subsidiaries of VEDL, India have their own stock option schemes, such employees will be eligible and governed by the stock option schemes of the respective companies.

Vigil Mechanism

Your Company has established a robust vigil mechanism for reporting of genuine concerns through the Whistle Blower Policy of the Company. As per the whistleblower policy adopted by various businesses in the group, all complaints are reported to Director – Management Assurance who is independent of operating management and businesses. In line with global practices, dedicated email IDs and centralised database have been created to facilitate receipt of complaints. A 24X7 whistle blower hotline cum web based portal was also launched during the year. All employees and stakeholders can register their integrity related concerns either by calling on a toll free number or by writing on the web based portal that is managed by a third party. The hotline provides multiple local language options. After the investigation, established cases are brought to Group Ethics Committee for decision making. All cases reported as part of whistle blower mechanism are taken to their logical conclusion within a reasonable timeframe. The details of the same are also provided in the Corporate Governance Report and the Whistle Blower Policy is also posted on the website of the Company.

Prevention, Prohibition and Redressal of Sexual Harassment at Workplace

The Company as part of Vedanta Group is an equal opportunity employer and believes in providing opportunity and key positions to women professionals. It has been the endeavour of the Group to encourage women professionals by creating proper policies to tackle issues relating to safe and proper working conditions for them and create and maintain a healthy and conducive work environment, free of discrimination. This includes discrimination on any basis, including gender and any form of sexual harassment.

As per the provisions of Section 21 and 22 of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, the report on the details of the number of cases filed under Sexual Harassment and their disposal is as under:

Number of cases pending as on the beginning of the financial year	NIL
Number of complaints filed during the year	3
Number of cases pending as on the end of the financial year	NIL

Auditors

•	Statutory Auditors

Statutory auditors of the Company, M/s. Deloitte Haskins & Sells, LLP Chartered Accountants, (FRN 117366W/W-100018) hold office until the conclusion of the ensuing Annual General Meeting. They have confirmed their eligibility and willingness to accept office of Auditors. The Audit Committee and the Board of Directors therefore recommend M/s. Deloitte Haskins & Sells, LLP Chartered Accountants as Statutory Auditors of the Company for FY 2015-16 for the approval of shareholders.

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The Audit Committee/ Board of Directors are cognizant of the need for rotation of the Statutory Auditors in line with the requirement of the Companies Act, 2013 and the high Governance Standards that the Company is committed to. The Company will approach the shareholders in this regard at the appropriate time.

The Notes on Financial Statements referred to in the Auditors Reports are self-explanatory and do not call for any comments and explanation.

•	Cost Auditors

The Company has appointed the below mentioned cost auditors conducting the audit of cost records of the Company for FY 2014-15.

i. Copper	- M/s Ramnath Iyer & Co., Cost Accountants
ii. Iron Ore	- M/s R. J. Goel & Co., Cost Accountants
iii. Aluminium	- M/s Chandra Wadhwa & Co., Cost Accountants
iv. Power	- M/s Chandra Wadhwa & Co., Cost Accountants

•	Secretarial Auditor

Pursuant to the provisions of Section 204 of the Companies Act, 2013 and The Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Company has appointed M/s Chandratre, a firm of Company Secretaries in Practice to undertake the Secretarial Audit of the Company. The Report of the Secretarial Audit Report in the Form MR-3 is annexed herewith as “Annexure D”.

Depository System and Listing of shares

Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.

The Company has paid the listing fee for FY 2015-16 to BSE and NSE.

Registrar and Share Transfer Agent

M/s. Karvy Computershare Private Limited, Hyderabad, is the Registrar and Share Transfer Agent of the Company. Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.

Energy Conservation, Technology Absorption, Foreign Exchange Earnings And Outgo

The information on conservation of energy, technology absorption stipulated under Section 134(3)(m) of the Companies Act, 2013 read with Rule, 8 of The Companies (Accounts) Rules, 2014, is annexed herewith as “Annexure E”.

The details of the Foreign Exchange Earnings and Outgo is as under:

Particulars	Year Ended March 31, 2015	Year Ended March 31, 2014
Expenditure in foreign currency	458.52	788.56
Earnings in foreign currency	14,429.18	12,695.22
CIF value of imports	19,077.84	18,800.44

Acknowledgement

Your Company maintained healthy, cordial and harmonious industrial relations at all levels. The enthusiasm and unstinting efforts of the employees have enabled your Company to remain at the forefront of the industry. The Directors place on record, their sincere appreciation for the significant contributions made by the employees through their dedication, hard work and commitment towards the success and growth of the Company.

The Directors also acknowledge the support and assistance extended to us by the Government of India, various state governments, and government departments, financial institutions, bankers, community, shareholders and investors at large, and look forward to having the same support in our endeavours.

For and on behalf of the Board of Directors

Navin Agarwal

Executive Chairman

Place : Mumbai

Date : April 29, 2015

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure A

Annual Report on Corporate Social Responsibility Activities

As prescribed under Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014

1.	A brief outline of the company’s CSR policy, including overview of projects or programs proposed to be undertaken and a reference to the web- link to the CSR policy and projects or programs:

Vedanta Limited, a subsidiary of Vedanta Resources Plc, is India’s largest diversified natural resources company, committed to conduct its business in a socially responsible, ethical and environmentally friendly manner and to continuously work towards improving the quality of life of the communities in its operational areas.

Vedanta Limited has a well-established commitment and history of working with partners, communities and stakeholders. We believe, that in partnership with the Government of India, and other development players we can positively impact and contribute to the realisation of integrated development for rural, semi-urban and urban areas.

Our key focus areas of CSR are health, education, livelihood and environmental protection. The focus on health, education and women empowerment have led to integrated rural development which is focussed on enrolment, retention, educational attainment, awareness on hygienic sanitation facilities and promoting employability and entrepreneurship.

Over the years, Vedanta has focussed on skills building, farm and non-farm initiatives, entrepreneurship building and local sourcing which has created opportunities for economic development. There has been a tremendous socio-economic development as a result of encouragement of local and social entrepreneurship establishment, and sustenance and skilling to integrate with new age employment, livelihood and technology.

More on the policy may be seen at: www.vedantalimited.com/investor-relations/corporate-governance.aspx

2.	The Composition of the CSR Committee:

In line with the requirements of the CSR rule under the Companies Act, 2013, the Board held a meeting on March 29, 2014 and constituted a CSR Committee comprising of Mr. Naresh Chandra as Chairman of CSR Committee, Mr. Ravi Kant, Independent Director, Mr. Tom Albanese, CEO & Whole- Time Director and Mr. Tarun Jain, Whole-time Director.

3.	Average net profit of the Company for the three financial years

The company, at an average, has been at loss for the last 3 financial years.

4.	Prescribed CSR Expenditure (two percent of the amount shown as in item 3 above):

We are not required to spend any budget towards the mandatory CSR spend under the CSR rule as per the Companies Act, 2013 since the company has been at a loss, at an average, for last 3 financial years.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with responsible Business Stewardship has spent 25.50 Crore in the year 2014 - 15 for which the detailed business unit wise CSR spend has been given below in the required format:

										( Lakhs)
S. No.	Business Division	CSR policy or activity identified	Sector in which the project is covered	Project or Programme		Amount outlay (budget) or programs wise	Amount spent on the projects or programs		Cumulative expenditure upto the reporting period	Amount spent: Direct or through implementing agency
				Local area or other	Specify the state and district where projects or programs were undertaken		Direct expenditure on projects or programs.	Overheads
1	VEDL - Copper Business	Promoting education in Anganwadi and school	Education	Thoothukudi	Thoothukudi (Tamil Nadu)	254.32	278.32	0.00	278.32	Implementing Agency*
2	VEDL - Copper Business	promoting Health through Mobile Van unit	Health	Thoothukudi	Thoothukudi (Tamil Nadu)	121.40	44.22	0.00	44.22	Direct
3	VEDL - Copper Business	Promoting Skill development and livelihood program – Tamiramuthukal	Sustainable Livelihood	Thoothukudi	Thoothukudi (Tamil Nadu)	27.66	44.55	0.00	44.55	Implementing Agency*
4	VEDL - Copper Business	Promoting Women empowerment and livelihood program – Sakhi	Women Empowerment	Thoothukudi	Thoothukudi (Tamil Nadu)	16.07	22.15	0.00	22.15	Implementing Agency*
5	VEDL - Copper Business	Rural development infrastructure Projects	Infrastructure Development	Thoothukudi	Thoothukudi (Tamil Nadu)	264.94	219.11	0.00	219.11	Direct
6	VEDL - Copper Business	Promoting livelihood through Sustainable Agriculture practices	Bio investment	Thoothukudi	Thoothukudi (Tamil Nadu)	23.10	20.78	0.00	20.78	Direct
7	VEDL - Copper Business	CSR support Activities	Common CSR activities	Thoothukudi	Thoothukudi (Tamil Nadu)	0	25.74	0.00	25.74	Direct
8	VEDL - Iron Ore Business	Community Medical Centres (CMCs), Mobile Health Vans	Promoting preventive health care	operational areas across Goa, Karnataka and Jharkhand	North Goa, South Goa, Chitradurga & Seraikela- Rajkharsawan (Goa, Karnataka & Jharkhand)	88.48	74.41	0.00	74.41	Implementing Agency*
9	VEDL - Iron Ore Business	Drinking water project	making available safe drinking water	operational areas across Goa, Karnataka	North Goa, South Goa & Chitradurga (Goa & Karnataka)	44.14	7.64	0.00	7.64	Both*
10	VEDL - Iron Ore Business	Vedanta Bal Shakti project	eradicating malnutrition	Chikbellapur	Chikbellapur district (Karnataka)	920.30	180.85	0.00	180.85	Implementing Agency*
11	VEDL - Iron Ore Business	Sanitation units	Promoting Sanitation	Chitradurga	Chitradurga (Karnataka)	10.00	—	0.00	—	Direct
12	VEDL - Iron Ore Business	Health check-up and Awareness camps	Promoting preventive health care	Amona & Navelim	North Goa (Goa)	11.25	4.22	0.00	4.22	Direct
13	VEDL - Iron Ore Business	Promoting education - B.E. Mining department - Goa	Education	B.E. Mining at Goa State level and other projects across mining belt in Goa and Chitradurga	North Goa, South Goa (Goa)	250.00	138.64	0.00	138.64	Direct
14	VEDL - Iron Ore Business	Supporting School Education	Education	Operational areas across Goa	North & South Goa (Goa)	35.50	21.25	0.00	21.25	Direct
15	VEDL - Iron Ore Business	Sesa Study centres	Education	Operational areas across Goa	North & South Goa (Goa)	18.40	4.63	0.00	4.63	Implementing Agency*
16	VEDL - Iron Ore Business	Sesa Technical School (STS) & Sesa Football Academy (SFA)	Enhancing vocation skills & livelihood	Sanquelim, Sirsaim & panchwadi Goa	North & South Goa (Goa)	222.00	222.00	0.00	222.00	Implementing Agency*

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure A

Annual Report on Corporate Social Responsibility Activities

5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with responsible Business Stewardship has spent 25.50 Crore in the year 2014 - 15 for which the detailed business unit wise CSR spend has been given below in the required format: (Contd.)

										( Lakhs)
S. No.	Business Division	CSR policy or activity identified	Sector in which the project is covered	Project or Programme		Amount outlay (budget) or programs wise	Amount spent on the projects or programs		Cumulative expenditure upto the reporting period	Amount spent: Direct or through implementing agency
				Local area or other	Specify the state and district where projects or programs were undertaken		Direct expenditure on projects or programs.	Overheads
17	VEDL - Iron Ore Business	Vedanta Computer training centres	Enhancing vocation skills & livelihood	Sanquelim, Codli, Rivona, Usgaon & Kharsawan	North Goa, South Goa, & Seraikela- Rajkharsawan (Goa & Jharkhand)	1.32	1.20	0.00	1.20	Both*
18	VEDL - Iron Ore Business	Support towards educational needs such as notebooks, books, uniform,	Education	Operational villages in Chitradurga & Amona in Goa	Chitradurga and North goa (Goa & Karnataka)	42.10	14.03	0.00	14.03	Direct
19	VEDL - Iron Ore Business	Agriculture rejuvenation and dairy farming project	livelihood enhancement	operational areas of Goa and Chitradurga	North, South Goa & Chitradurga (Goa & Karnataka)	112.60	38.61	0.00	38.61	Direct
20	VEDL - Iron Ore Business	Women SHG formation & training	Women Empowerment	mining belt villages in Chitradurga	Chitradurga (Karnataka)	8.00	3.84	0.00	3.84	Implementing Agency*
21	VEDL - Iron Ore Business	Promoting social and cultural program	Social infrastructure (rural development	Amona & Navelim	North Goa, (Goa)	131.09	72.44	0.0	72.44	Direct
22	VEDL - Iron Ore Business	Sports & cultural activities at local level	Promotion of sport and culture activity	Operational villages in Chitradurga & Surla village in Goa	Chitradurga district & North Goa (Goa & Karnataka)	8.70	2.95	0.00	2.95	Direct
23	VEDL - Iron Ore Business	Tree plantation	Environment	Amona & Navelim	North Goa (Goa)	6.00	0.72	0.00	0.72	Direct
24	VEDL - Iron Ore Business	Capability development through Baseline assessment	Rural development projects	Kodli	South Goa (Goa)	35.00	33.66	0.00	33.66	Direct
25	VEDL - Iron Ore Business	CSR support activities	Rural development projects	Amona & Navelim	North Goa (Goa)	7.70	3.14	0.00	3.14	Direct
26	VEDL - Aluminium Business	Development Activities into Resettlement colony	Rural development projects	Maa Samaleswari Nagar	Jharsuguda (Odisha)	75.89	44.39	0.00	44.39	Direct
27	VEDL - Aluminium Business	Rural Infrastructure (Construction of community centres, sitting platforms, drains, temples etc.)	Rural development projects	Local Peripheral villages	Jharsuguda (Odisha)	41.00	109.45	0.00	109.45	Direct
28	VEDL - Aluminium Business	Impact / Social Study by External Agency	Rural development projects	Jharsuguda	Jharsuguda (Odisha)	5.00	8.99	0.00	8.99	Implementing Agency*
29	VEDL - Aluminium Business	Village Co-ordinators and CSR consultants, Programme Coordination Expenses	Rural development projects	Local Peripheral villages	Jharsuguda (Odisha)	10.00	20.18	0.00	20.18	Direct
30	VEDL - Aluminium Business	Mobile Health unit	promoting preventive health care	12 Local Peripheral villages	Jharsuguda (Odisha)	20.04	15.17	0.00	15.17	Implementing Agency*
31	VEDL - Aluminium Business	Project Janani	promoting preventive health care	Local Peripheral villages	Jharsuguda (Odisha)	10.00	3.88	0.00	3.88	Implementing Agency*

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with responsible Business Stewardship has spent 25.50 Crore in the year 2014 - 15 for which the detailed business unit wise CSR spend has been given below in the required format: (Contd.)

										( Lakhs)
S. No.	Business Division	CSR policy or activity identified	Sector in which the project is covered	Project or Programme		Amount outlay (budget) or programs wise	Amount spent on the projects or programs		Cumulative expenditure upto the reporting period	Amount spent: Direct or through implementing agency
				Local area or other	Specify the state and district where projects or programs were undertaken		Direct expenditure on projects or programs.	Overheads
32	VEDL - Aluminium Business	Health Awareness camps, Drinking water facilities & Construction of Toilet Programme	promoting preventive health care	12 Local Peripheral villages	Jharsuguda (Odisha)	27.60	10.09	0.00	10.09	Direct
33	VEDL - Aluminium Business	Rural Sanitation Programme-Village Cleaning	promoting sanitation	02 Local Peripheral villages	Jharsuguda (Odisha)	14.40	20.93	0.00	20.93	Direct
34	VEDL - Aluminium Business	Project Vedanta Vidyarthi Vikas Yojana	Promoting education	10 Local Peripheral villages	Jharsuguda (Odisha)	16.00	13.71	0.00	13.71	Implementing Agency*
35	VEDL - Aluminium Business	Vedanta DAV scholarship Programme,	Promoting education	Jharsuguda	Jharsuguda (Odisha)	46.00	36.38	0.00	36.38	Implementing Agency*
36	VEDL - Aluminium Business	Computer Literacy, CCA & Other Education Programme	Promoting education	Debadilhi High School, Jharsuguda	Jharsuguda (Odisha)	18.00	2.98	0.00	2.98	Implementing Agency*
37	VEDL - Aluminium Business	Tailoring Centres in Villages, Vocational Training to Unemployed Youth & Other Livelihood programme	Promoting skills and livelihood enhancement projects	05 Local Peripheral villages	Jharsuguda (Odisha)	56.00	10.69	0.00	10.69	Direct
38	VEDL - Aluminium Business	Project Vedanta Integrated Jana Jivika Yojana (VIJJY)- Subhalaxmi Cooperative	Promoting skills and livelihood enhancement projects	54 Local Peripheral villages	Jharsuguda (Odisha)	30.00	14.46	0.00	14.46	Implementing Agency*
39	VEDL - Aluminium Business	Implementation of Project Veggie-Kart	Promoting skills and livelihood enhancement projects	Jharsuguda	Jharsuguda (Odisha)	0.00	13.42	0.00	13.42	Implementing Agency*
40	VEDL - Aluminium Business	Sports & cultural Activities	Promoting sports and cultural activities	Local Peripheral villages	Jharsuguda (Odisha)	7.00	2.05	0.00	2.05	Direct
41	VEDL - Aluminium Business	Plantation/ Social Forestry	Promoting environmental sustainability	Jharsuguda	Jharsuguda (Odisha)	50.00	29.06		29.06	Implementing Agency*
42	VEDL - Aluminium Business	Environmental Conservation Activity	Promoting environmental sustainability	Jharsuguda	Jharsuguda (Odisha)	23.50	0.00	0.00	0.00	Direct
43	VEDL - Aluminium - Lanjigarh	Eradicating malnutrition through Mid Day Meal program	Health	Lanjigarh Block	Kalahandi (Odisha)	65	117.11	0.00	117.11	Implementing Agency*
44	VEDL - Aluminium - Lanjigarh	Promoting education through Khushi Child Care Centre	Education	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	40	40.58	0.00	40.58	Implementing Agency*
45	VEDL - Aluminium - Lanjigarh	Village Computer literacy Programme	Education	Lanjigarh, Bissamcuttack & Muniguda Block	Kalahandi & Rayagada (Odisha)	19	20.70	0.00	20.70	Implementing Agency*
46	VEDL - Aluminium - Lanjigarh	Promoting education through Supporting Kalinga Institute of Social Science (KISS)	Education	Muniguda, Bissamcuttack, K.Singpur Block	Rayagada (Odisha)	20	37.29	0.00	37.29	Implementing Agency*

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure A

Annual Report on Corporate Social Responsibility Activities

5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with responsible Business Stewardship has spent 25.50 Crore in the year 2014 - 15 for which the detailed business unit wise CSR spend has been given below in the required format: (Contd.)

										( Lakhs)
S. No.	Business Division	CSR policy or activity identified	Sector in which the project is covered	Project or Programme		Amount outlay (budget) or programs wise	Amount spent on the projects or programs		Cumulative expenditure upto the reporting period	Amount spent: Direct or through implementing agency
				Local area or other	Specify the state and district where projects or programs were undertaken		Direct expenditure on projects or programs.	Overheads
47	VEDL - Aluminium - Lanjigarh	Rural development project - Niyamgiri Vedanta Nagar	Rural Development	Lanjigarh	Kalahandi (Odisha)	13	22.10	0.00	22.10	Direct
48	VEDL - Aluminium - Lanjigarh	Promoting Preventive health through Vedanta Hospital	Health	Lanjigarh	Kalahandi (Odisha)	215	178.05	0.00	178.05	Implementing Agency*
49	VEDL - Aluminium - Lanjigarh	Promote Preventive health through instituting Mobile Health Unit	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	2	0.20	0.00	0.20	Direct
50	VEDL - Aluminium - Lanjigarh	conducting Health and awareness camps	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	1	0.47	0.00	0.47	Implementing Agency*
51	VEDL - Aluminium - Lanjigarh	Providing Safe Drinking Water	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	1.5	0.01	0.00	0.01	Direct
52	VEDL - Aluminium - Lanjigarh	Support to schools	Education	Lanjigarh	Kalahandi (Odisha)	10	5.79	0.00	5.79	Direct
53	VEDL - Aluminium - Lanjigarh	Education Scholarship	Education	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	2	2.48	0.00	2.48	Direct
54	VEDL - Aluminium - Lanjigarh	promoting sustainable Agriculture practices	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	20	9.06		9.06	Implementing Agency*
55	VEDL - Aluminium - Lanjigarh	Promoting Animal Husbandry project	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	10	—	0.00	—	Direct
56	VEDL - Aluminium - Lanjigarh	Rural BPO Baseline	Sustainable Livelihood	Langigarh	Kalahandi (Odisha)	0	2.50	0.00	2.50	Implementing Agency*
57	VEDL - Aluminium - Lanjigarh	Water Supply through water tanker in Kesinga & Construction of tube well platform	Safe Drinking Water	Kesinga	Kesinga (Odisha)	0	1.90	0.00	1.90	Direct
58	VEDL - Aluminium - Lanjigarh	SHG skill development Promotion	Women Empowerment	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	20	4.01	0.00	4.01	Implementing Agency*
59	VEDL - Aluminium - Lanjigarh	Common CSR activities	Common CSR activities	Lanjigarh	Kalahandi (Odisha)	2	16.21	0.00	16.21	Direct
60	VEDL - Aluminium - Lanjigarh	Common CSR activities	Common CSR activities	Lanjigarh	Kalahandi (Odisha)	9.5	10.70	0.00	10.70	Direct
61	VEDL - Aluminium - Lanjigarh	Maa Santoshi Jankalyan Hospital, Bankakundru	Health	Lanjigarh Block	Kalahandi (Odisha)	0	7.0	0.00	7.03	Implementing Agency*
62	VEDL - Aluminium - Lanjigarh	Promoting cultural activities	Promoting Culture	Lanjigarh & Muniguda Block	Kalahandi & Rayagada (Odisha)	0	53.5	0.00	53.48	Direct

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with responsible Business Stewardship has spent 25.50 Crore in FY 2014 -15 for which the detailed business unit wise CSR spend has been given below in the required format: (Contd.)

										( Lakhs)
S. No.	Business Division	CSR policy or activity identified	Sector in which the project is covered	Project or Programme		Amount outlay (budget) or programs wise	Amount spent on the projects or programs		Cumulative expenditure upto the reporting period	Amount spent: Direct or through implementing agency
				Local area or other	Specify the state and district where projects or programs were undertaken		Direct expenditure on projects or programs.	Overheads
63	VEDL - Aluminium - Lanjigarh	Promoting cultural activities	Promoting Culture	Lanjigarh Block	Kalahandi (Odisha)	0	13.2	0.00	13.24	Direct
64	VEDL - Aluminium - Lanjigarh	Community Welfare in Mining area	Integrated Village Development program	Muniguda, Bissamcutak	Rayagada (Odisha)	0	57.8	0.00	57.83	Implementing Agency*
65	VEDL - Aluminium – Lanjigarh	CSR support initiative	Common CSR initiative	Langigarh	Langigarh (Odisha)	0	3.67	0.00	3.67	Implementing Agency*
66	VEDL	Salary				120	0.0	121.00	121.00	Direct

	Total					3671	2428.66	121.00	2549.66

*	Implementing agency in case (1) Nandhi Foundation, Hyderabad (3) IL&FS, New Delhi (4) Able Foundation, Bell education & Women Welfare Society, Thulasi Social Trust, Dhyaaggam Welfare Trust, Tuticorin (8 Matruchaya - Goa, Speech - Karnataka and Punaruthan - Jharkhand (9) Nandhi Foundation, Hyderabad (10), (17) Vedanta Foundation, Mumbai (15) Centre for Development, Planning and Research, Pune(16) Sesa Community Development Foundation, Goa (20) Myrada - Bangalore (28) Seed, New Delhi (30) Ziquitsa Health Care Services, Mumbai (31) Orrissis, Jharsuguda (34) Anchalik Jan Kalyan Anusthan, Jharsuguda (35) DAV institution, New Delhi (36) Vedanta Foundation, Mumbai (38) Subhalaxmi Bahumukhi Mahila Sambaya Samiti ltd, Jharsuguda (39) E-Kutir Rural Management Solution Pvt. Ltd, Bhubneshwar (41) ASTHA Marjual Assocaites, Jharsuguda (43) Nandhi Foundation, Hyderabad (44),(45,(46), (64) Vedanta Foundation, Mumbai (48), (50) Nirmal Kruti Bikas Trust, Bhubneshwar (54) Sadhana Rural Trust, Muniguda (56) XISS, Ranchi & Shakti Foundation, Rayagada (58) MahaShakti Foundation, Bolangir (61) Maa Santoshi Jankalyan Trust; Haridwar.

While there is no obligation for your company to spend money on CSR, under the CSR rule, 2014 formulated by the Ministry of Corporate Affairs, Government of India, as your company has not made any average profit over last 3 years, yet your company has spent 25.50 Crore in FY 2014 – 15 in line with its sustainability policy.

7.	A responsibility statement of the CSR Committee that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the company.

The CSR Committee of the Company hereby confirms that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the Company.

Sd/-	Sd/-
Thomas Albanese	Naresh Chandra
Chief Executive Officer and Whole Time Director	Non-Executive and Independent Director
DIN: 06853915	(Chairman of CSR Committee)
DIN: 00015833

Place : Mumbai
Date : April 29, 2015

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure B

Disclosure in Board’s report as per provisions of Section 197 of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Sr. No.	Requirement
1	Ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year

2	Percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year

Disclosure
Name of the Director	Category	Ratio
Navin Agarwal	Chairman	292.77 X
Din Dayal Jalan	Whole-time Director and Chief Financial Officer	100 X
Tarun Jain	Whole-time Director	212.63 X
Thomas Albanese	Whole-time Director and Chief Executive Officer	110.90 X

Name	Category	Increment Percentage
Navin Agarwal	Chairman	9%
Din Dayal Jalan	Whole-time Director and Chief Financial Officer	17.7%
Tarun Jain	Whole-time Director	15%
Tom Albanese	Whole-time Director and Chief Executive Officer	NA *
Rajiv Choubey	Company Secretary	11%

*	Mr. Thomas Albanese was appointed as Whole-time Director and Chief Executive Officer of the Company effective April 1, 2014, hence were not covered under the appraisal cycle for the current financial year.

3	Percentage increase in the median remuneration of employees in the financial year	The median remuneration of the employees in the financial year was increased by 11.20%

4	Number of permanent employees on the rolls of company	There were 7,299 employees of Vedanta Limited (formerly known as Sesa Sterlite Limited/Sesa Goa Limited) as on March 31, 2015

5	Explanation on the relationship between average increase in remuneration and company performance	The prevalent market trend and inflation rate has been factored while arriving at increment and the average salary increase for 2014 as projected by Aon Hewitt was 10%

•	Financial Performance:

The Group has put in strong performance driven by a diversified portfolio of world-class, low cost and long-life scalable assets in the current challenging environment and has also undertaken significant increase in reserves.

•	Strategic:

With an aim to improve on diversity and inclusion, we have made progressive steps through induction of women professional in Vedanta board and at leadership positions in functions like Corporate Communications, CSR, Treasury, Business CEOs, HR etc.

•	Sustainability:

We continue to maintain our good track record in managing health and environment performance. There were no significant environmental incidents during the year and no significant health related observations in the same period. While the leading indicators such as Lost Time Injuries Frequency Rate per million man-hours worked have shown an improving trend, we remain concerned about high impact low probability incidents.

6	Comparison of the remuneration of the Key Managerial Personnel (KMPs) against the performance of the company	For the FY 2014-15, KMPs were paid approximately 1.98% of the net profit for the year

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Sr. No.	Requirement
7	Variations in the market capitalisation of the
company, price earnings ratio as at the closing date of
the current financial year and previous financial year
and percentage increase over decrease in the market
quotations of the shares of the company in
comparison to the rate at which the company came
out with the last public offer in case of listed
companies

Disclosure
Particulars	As on March 31, 2015	As on March 31, 2014
Market Capitalisation ( Crore) (as per BSE)	56,165.76	55,721.43
Market Capitalisation ( Crore) (as per NSE)	56,180.58	55,899.31
Price Earnings Ratio (as per BSE)	29.15	51.21
Price Earnings Ratio (as per NSE)	29.15	51.38

The Company (erstwhile Sesa Goa Limited) came with an Initial Price Offer (IPO) in 1981. The IPO of Equity Shares of 10/- was issued at 12.50. The face value of the Equity shares of the Company as on March 31, 2015 is 1. In absolute percentage terms, the growth in share price of the Company in last 33 years is 16464% (164 times). The Company has given a Compounded Annual Growth Rate (CAGR) of 16.75%. This excludes the dividend accrued and benefit on account of other corporate actions. During the year 2013, under a Scheme of Amalgamation and Arrangement (Scheme) erstwhile Sterlite Industries (India) Limited [SIIL], Sterlite Energy Limited [SEL], Vedanta Aluminium Limited [VAL] and The Madras Aluminium Company Limited [MALCO] merged as per the Scheme with the Company and hence the above return includes the impact of the Scheme.

8	Average percentile increase already made in the
salaries of employees other than the managerial
personnel in the last financial year and its comparison
with the percentile increase in the managerial
remuneration and justification thereof and point out if
there are any exceptional circumstances for increase
in the managerial remuneration

9	Comparison of the each remuneration of the Key Managerial Personnel against the performance of the Company

Average increment for Managerial Personnel (M4 and Above): 11.50%

Average Increment for non Managerial Personnel (M5 and Below): 10.08%

No exceptional increase given for any managerial personnel.

Name	Category	% to performance of the Company
Navin Agarwal	Chairman	0.79%
D. D. Jalan	Whole-time Director and Chief Financial Officer	0.27%
Tarun Jain	Whole-time Director	0.56%
Tom Albanese	Whole-time Director and Chief Executive Officer	0.28%
Rajiv Choubey	Company Secretary	0.04%

10	Key parameters for any variable component of remuneration availed by the Directors

Financial Performance

EBITDA

Free Cash Flow
Personal Objectives

Sustainability scorecard

Serious injury avoidance strategic initiatives

Risk Management

Individual Performance

11	Ratio of the remuneration of the highest paid director to that of the employees who are not directors but receive remuneration in excess of the highest paid director during the year

12	Affirmation that the remuneration is as per the remuneration policy of the company

13	Disclosure pursuant to Section 197 (14) of the Companies Act, 2013 : Any director who is in receipt of any commission from the company and who is a managing or whole-time director of the company shall not be disqualified from receiving any remuneration or commission from any holding company or subsidiary company of such company subject to its disclosure by the company in the Board’s report

Nil

Yes

As per contractual term of Mr. Navin Agarwal, Chairman and Whole-time Director and Mr. Thomas Albanese, Chief Executive Officer and Whole-time Director received remuneration from Vedanta Resources Plc, UK, the Holding Company amounting to 83.77 Lakhs and 794.83 Lakhs respectively for the financial year ending March 31, 2015. Mr. Navin Agarwal also received commission from Hindustan Zinc Limited, subsidiary of the Company amounting to 7.5 Lakhs for the financial year ending March 31, 2015.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

Form No. MGT-9

Extract Of Annual Return

as on the financial year ended on March 31, 2015

[Pursuant to section 92(3) of the Companies Act, 2013 and rule 12(1) of the Companies

(Management and Administration) Rules, 2014]

I.	Registration and other details:

i)	CIN	:	L13209GA1965PLC000044
ii)	Registration Date	:	June 25, 1965
iii)	Name of the Company	:	VEDANTA LIMITED
iv)	Category / Sub-Category of the Company	:	PUBLIC LISTED COMPANY
v)	Address of the Registered office and contact details	:	Sesa Ghor, 20 Edc Complex, Patto, Panaji (GOA) - 403 001 EMAIL ID: comp.sect@vedanta.co.in 0832 2460600
vi)	Whether listed company	:	YES
vii)	Name, Address and Contact details of Registrar and Transfer Agent, if any
Karvy Computershare Pvt. Ltd
Karvy Selenium Tower No.b, Plot No. 31-32, Gachibowli, Financial District
Nanakramguda, Serilingampally Hyderabad: 500 032, India

II.	Principal business activities of the company

All the business activities contributing 10 % or more of the total turnover of the company shall be stated:-

S. No.	Name and Description of main products / services	NIC Code of the Product/service	% to total turnover of the company
1	Aluminum & Aluminum products	24202	25.03%
2	Copper & copper products	24201	50.3%

III.	Particulars of Holding, Subsidiary and associate Companies

S. No.	Name and Address of The Company	CIN/GLN	Holding/ Subsidiary/ Associate	% of Shares Held	Applicable Section
Holding Company
1	Twin Star Holdings Limited*	—	Holding Company	46.53%	2 (46)
2	Finsider International Company Limited	—	Holding Company	13.54%	2 (46)
3	Westglobe Limited	—	Holding Company	1.50%	2 (46)
4	Welter Trading Limited	—	Holding Company	1.29%	2 (46)

Note:

(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company
*	Represented by 24,823,177 American Depository Shares (ADS)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

III.	Particulars of Holding, Subsidiary and associate Companies (Contd.)

S. No.	Name and Address of The Company	CIN/GLN	Holding/Subsidiary/ Associate	% of Shares Held	Applicable Section
Subsidiaries
1	Hindustan Zinc Limited (HZL)	L27204RJ1966PLC001208	Subsidiaries	64.92%	2(87)
2	Bharat Aluminium Company Limited (BALCO)	U74899DL1965PLC004518	Subsidiaries	51%	2(87)
3	MALCO Energy Limited (Earlier Vedanta Aluminium Limited)	U31300TN2001PLC069645	Subsidiaries	100%	2(87)
4	Copper Mines of Tasmania Pty Limited (CMT)	—	Subsidiaries	100%	2(87)
5	Thalanga copper mines Pty Limited (TCM)	—	Subsidiaries	100%	2(87)
6	Monte Cello B.V. (MOBV)	—	Subsidiaries	100%	2(87)
7	Talwandi Sabo Power Limited (TSPL)	U40101PB2007SGC031035	Subsidiaries	100%	2(87)
8	Sesa Resources Limited	U13209GA1965PLC000030	Subsidiaries	100%	2(87)
9	Sesa Mining Corporation Limited	U13209GA1969PLC000091	Subsidiaries	100%	2(87)
10	Bloom Fountain Limited	—	Subsidiaries	100%	2(87)
11	Twin Star Energy Holdings Limited	—	Subsidiaries	100%	2(87)
12	Twin Star Mauritius Holdings Limited (‘TMHL’)	—	Subsidiaries	100%	2(87)
13	Western Clusters Limited	—	Subsidiaries	100%	2(87)
14	Sterlite (USA) Inc.	—	Subsidiaries	100%	2(87)
15	Fujairah Gold FZC	—	Subsidiaries	100%	2(87)
16	THL Zinc Ventures Ltd.	—	Subsidiaries	100%	2(87)
17	THL Zinc Ltd.	—	Subsidiaries	100%	2(87)
18	THL Zinc Holding B.V.	—	Subsidiaries	100%	2(87)
19	THL Zinc Namibia Holdings (Proprietary) Limited	—	Subsidiaries	100%	2(87)
20	Skorpion Zinc (Proprietary) Limited	—	Subsidiaries	100%	2(87)
21	Skorpion Mining Company (Proprietary) Limited	—	Subsidiaries	100%	2(87)
22	Namzinc (Proprietary) Limited	—	Subsidiaries	100%	2(87)

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

III.	Particulars of Holding, Subsidiary and associate Companies (Contd.)

S. No.	Name and Address of The Company	CIN/GLN	Holding/ Subsidiary/ Associate	% of Shares Held	Applicable Section
23	Amica Guesthouse (Proprietary) Limited	—	Subsidiaries	100%	2(87)
24	Rosh Pinah Health Care (Proprietary) Limited	—	Subsidiaries	69%	2(87)
25	Black Mountain Mining (Proprietary) Limited	—	Subsidiaries	74%	2(87)
26	Vedanta Lisheen Holdings Limited (earlier Vedanta Lisheen Finance Limited)	—	Subsidiaries	100%	2(87)
27	Vedanta Lisheen Mining Limited	—	Subsidiaries	100%	2(87)
28	Killoran Lisheen Mining Limited	—	Subsidiaries	100%	2(87)
29	Killoran Lisheen Finance Limited	—	Subsidiaries	100%	2(87)
30	Lisheen Milling Limited	—	Subsidiaries	100%	2(87)
31	Vedanta Exploration Ireland Limited	—	Subsidiaries	100%	2(87)
32	Sterlite Ports Limited	U40109TN2010PLC084216	Subsidiaries	100%	2(87)
33	Maritime Ventures Private Limited	U61200TN2013PTC091762	Subsidiaries	100%	2(87)
34	Sterlite Infraventures Limited	U28113TN2010PLC083718	Subsidiaries	100%	2(87)
35	Pecvest 17 Proprietary Limited	—	Subsidiaries	100%	2(87)
36	Vizag General Cargo Berth Private Limited	U35100TN2010PTC075408	Subsidiaries	99.99%	2(87)
37	Paradip Multi Cargo Berth Private Limited	U35100TN2011PTC079116	Subsidiaries	74%	2(87)
38	Lakomasko BV	—	Subsidiaries	100%	2(87)
39	Cairn India Limited	L11101MH2006PLC163934	Subsidiaries	59.88%	2(87)
40	Cairn India Holdings Limited	—	Subsidiaries	59.88%	2(87)
41	Cairn Energy Holdings Limited	—	Subsidiaries	59.88%	2(87)
42	Cairn Energy Hydrocarbons Ltd.	—	Subsidiaries	59.88%	2(87)
43	Cairn Exploration (No. 7) Limited	—	Subsidiaries	59.88%	2(87)
44	Cairn Exploration (No. 6) Limited	—	Subsidiaries	59.88%	2(87)
45	Cairn Exploration (No. 2) Limited	—	Subsidiaries	59.88%	2(87)
46	Cairn Energy Gujarat Block 1 Limited	—	Subsidiaries	59.88%	2(87)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

III.	Particulars of Holding, Subsidiary and associate Companies (Contd.)

S. No.	Name and Address of The Company	CIN/GLN	Holding/ Subsidiary/ Associate	% of Shares Held	Applicable Section
47	Cairn Energy Discovery Limited	—	Subsidiaries	59.88%	2(87)
48	Cairn Energy Australia Pty Limited	—	Subsidiaries	59.88%	2(87)
49	Cairn Energy India Pty Limited	—	Subsidiaries	59.88%	2(87)
50	CIG Mauritius Holdings Private Limited	—	Subsidiaries	59.88%	2(87)
51	CIG Mauritius Private Limited	—	Subsidiaries	59.88%	2(87)
52	Cairn Lanka (Pvt.) Ltd.	—	Subsidiaries	59.88%	2(87)
53	Cairn South Africa	—	Subsidiaries	59.88%	2(87)
	Proprietary Limited
Associate
1	RoshSkor Township (Pty) Ltd.	—	Associate	50%	2(6)
2	Gaurav Overseas Private Limited	U45200MH1989PTC052534	Associate	50%	2(6)
3	Raykal Aluminium Company Private Limited	U13203OR1999PTC005673	Associate	24.5%	2(6)

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

i)	Category-wise Share Holding

		No. of Shares Held at the Beginning of the year 31/03/2014				No. of Shares Held at the end of the Year 31/03/2015				% Change During the Year
Category Code	Category of Shareholder	Demat	Physical	Total	% of Total Shares	Demat	Physical	Total	% of Total Shares
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	Promoter and Promoter Group
(1)	Indian
(a)	Individual /HUF	480496	0	480496	0.02	445496	0	445496	0.02	0.00
(b)	Central Government/State Government(s)	0	0	0	0.00	0	0	0	0.00	0.00
(c)	Bodies Corporate	121740	0	121740	0.00	121740	0	121740	0.00	0.00
(d)	Financial Institutions /Banks	0	0	0	0.00	0	0	0	0.00	0.00
(e)	Others	0	0	0	0.00	0	0	0	0.00	0.00

	Sub-Total A(1) :	602236	0	602236	0.02	567236	0	567236	0.02	0.00

(2)	Foreign
(a)	Individuals (NRIs/Foreign Individuals)	0	0	0	0.00	0	0	0	0.00	0.00
(b)	Bodies Corporate	1628741709	0	1628741709	54.94	1764165424	0	1764165424	59.51	4.57
(c)	Institutions	0	0	0	0.00	0	0	0	0.00	0.00
(d)	Qualified Foreign Investor	0	0	0	0.00	0	0	0	0.00	0.00
(e)	Others	0	0	0	0.00	0	0	0	0.00	0.00

	Sub-Total A(2) :	1628741709	0	1628741709	54.94	1764165424	0	1764165424	59.51	4.57

	Total A=A(1)+A(2)	1629343945	0	1629343945	54.96	1764732660	0	1764732660	59.53	4.57

(B)	Public Shareholding
(1)	Institutions
(a)	Mutual Funds /UTI	73878428	11280	73889708	2.49	40574561	9280	40583841	1.37	(1.12)
(b)	Financial Institutions /Banks	116037327	47620	116084947	3.92	98651691	47620	98699311	3.33	(0.59)
(c)	Central Government / State Government(s)	0	1680	1680	0.00	0	1680	1680	0.00	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0	0	0	0.00	0.00
(e)	Insurance Companies	30786700	104000	30890700	1.04	28507503	104000	28611503	0.97	(0.07)
(f)	Foreign Institutional Investors	532780006	14584	532794590	17.97	514265707	14584	514280291	17.35	(0.62)
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0	0	0	0.00	0.00
(h)	Qualified Foreign Investor	100	0	100	0.00	0	0	0	0.00	0.00

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

i)	Category-wise Share Holding (Contd.)

		No. of Shares Held at the Beginning of the year 31/03/2014				No. of Shares Held at the end of the Year 31/03/2015				% Change During the Year
Category Code	Category of Shareholder	Demat	Physical	Total	% of Total Shares	Demat	Physical	Total	% of Total Shares
(i)	Others	0	0	0	0.00	0	0	0	0.00	0.00

	Sub-Total B(1) :	753482561	179164	753661725	25.42	681999462	177164	682176626	23.01	(2.41)

(2)	Non-Institutions
(a)	Bodies Corporate	91826270	1329711	93155981	3.14	76746559	1328961	78075520	2.63	(0.51)
(b)	Individuals
	(i) Individuals holding nominal share capital upto 1 lakh	136071567	21446441	157518008	5.31	125605529	20144742	145750271	4.92	(0.39)
	(ii) Individuals holding nominal share capital in excess of 1 lakh	20284725	0	20284725	0.68	17665216	0	17665216	0.60	(0.08)
(c)	Others
	Clearing Members	5433155	0	5433155	0.18	975006	0	975006	0.03	(0.15)
	Directors	2000	0	2000	0.00	0	0	0	0.00	0.00
	Foreign Bodies	7794	0	7794	0.00	7794	0	7794	0.00	0.00
	Foreign Bodies-Dr	6073297	0	6073297	0.20	2957757	0	2957757	0.10	(0.10)
	Foreign Nationals	5467	0	5467	0.00	5400	0	5400	0.00	0.00
	Non Resident Indians	4412624	218422	4631046	0.16	4113090	209302	4322392	0.15	(0.01)
	Trusts	2836324	42610540	45446864	1.53	4082513	42611296	46693809	1.57	0.04
(d)	Qualified Foreign Investor	0	0	0	0.00	0	0	0	0.00	0.00

	Sub-Total B(2) :	266953223	65605114	332558337	11.22	232158864	64294301	296453165	10.00	(1.22)

	Total B=B(1)+B(2) :	1020435784	65784278	1086220062	36.64	914158326	64471465	978629791	33.01	(3.63)

	Total (A+B) :	2649779729	65784278	2715564007	91.60	2678890986	64471465	2743362451	92.53	0.93

(C)	Shares held by custodians, against which
	Depository Receipts have been issued
(1)	Promoter and Promoter Group*	99292708	—	99292708	3.35	99292708	—	99292708	3.35	—
(2)	Public	149817772	0	149817772	5.05	122039080	0	122039080	4.12	(0.93)

	Grand Total (A+B+C) :	2898890209	65784278	2964674487	100.00	2900222774	64471465	2964694239	100.00

*	Twinstar Holdings limited (Foreign Promoter holds 24823177 American Depository Shares (ADS) representing 9,92,92,708 equity shares. One (1) ADS represents Four (4) equity shares.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

(ii)	Shareholding of Promoters

		Shareholding at the beginning of the year (01/04/2014)			Shareholding at the end of the year (31/03/2015)			Change in Shareholding during the year
Sl. No.	Shareholder’s Name	No. of Shares	% of total Shares of the Company	% of Shares pledged / encumbered to total shares	No. of Shares	% of total Shares of the Company	% of Shares pledged / encumbered to total shares	No. of shares	%
1	Twin Star Holdings Limited *	1144661034	38.61	0	1280084749	43.18	0	135423715	4.57
2	Finsider International Company Limited	401496480	13.54	0	401496480	13.54	0	0	0.00
3	Westglobe Limited	44343139	1.50	0	44343139	1.50	0	0	0.00
4	Welter Trading Limited	38241056	1.29	0	38241056	1.29	0	0	0.00
5	Ankit Agarwal	195200	0.01	0	195200	0.01	0	0	0.00
6	Pratik Agarwal	179600	0.01	0	144600	0.00	0	(35000)	0.00
7	Agarwal Galvanising P Ltd	121740	0.00	0	121740	0.00	0	0	0.00
8	Suman Didwania	87696	0.00	0	87696	0.00	0	0	0.00
9	Sakshi Mody	18000	0.00	0	18000	0.00	0	0	0.00

	Total	1629343945	54.96	0.00	1764732660	59.52	0.00	135388715	4.57

*	Twinstar Holdings Limited (Foreign Promoter) holds ADS representing 99292708 equity share. One (1) American Depository Shares represents Hour (4) equity shares.

(iii)	Change in Promoters’ Shareholding (please specify, if there is no change)

		Shareholding at the beginning of the year (01/04/2014)		Transaction details			Cumulative Holding during the year 2014 - 2015		Reason
Sl. No.	Shareholder’s Name	No. of shares	% of total Shares of the Company	Sale	Purchase	Date	No. of shares	% of total Shares of the Company
1	Twinstar Holdings Limited	1144661034	38.61	—	—	—	—	—
				0	10096118	23/05/2014	1154757152	38.95	Transfer
				0	22652539	30/05/2014	1177409691	39.71	Transfer
				0	15332992	06/06/2014	1192742683	40.23	Transfer
				0	7720339	20/06/2014	1200463022	40.49	Transfer
				0	6540718	30/06/2014	1207003740	40.71	Transfer
				0	536760	07/04/2014	1207540500	40.73	Transfer
				0	7649383	07/11/2014	1215189883	40.99	Transfer
				0	20536336	18/07/2014	1235726219	41.68	Transfer
				0	2593068	08/08/2014	1238319287	41.77	Transfer
				0	790877	09/12/2014	1239110164	41.80	Transfer
				0	10015292	19/09/2014	1249125456	42.13	Transfer
				0	20302133	30/09/2014	1269427589	42.82	Transfer
				0	461000	10/03/2014	1269888589	42.83	Transfer
				0	5289618	10/10/2014	1275178207	43.01	Transfer
				0	4906542	17/10/2014	1280084749	43.18	Transfer
				0	0	31/03/2015	1280084749	43.18
2	Pratik Agarwal	179600	0.01	0	0	31/03/2014
				15000	0	23/05/2014	164600	0.01	Transfer
				20000	0	06/06/2014	144600	0.00	Transfer
				0	0	31/03/2015	144600	0.00

Other than the promoters mentioned above, there is no other change in any other Promoter Shareholding

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

(iv)	Shareholding Pattern of top ten Shareholders (other than Directors, Promoters and Holders of GDRs and ADRs):

		Shareholding at the beginning of the year (01/04/2014)			Shareholding at the end of the year (31/03/2015)			Change in Shareholding
Sl. No.	Shareholder’s Name	No. of shares	%	% of shares pledged / encumbered	No. of shares	%	% of shares pledged / encumbered	No. of shares	%
1	FRANKLIN TEMPLETON INVESTMENT FUNDS	69906539	2.36	0	69906539	2.36	0	0	0.00
2	LIFE INSURANCE CORPORATION OF INDIA	47272186	1.59	0	52386117	1.77	0	5113931	0.17
3	BHADRAM JANHIT SHALIKA	42608460	1.44	0	42608460	1.44	0	0	0.00
4	VANGUARD EMERGING MARKETS STOCK INDEX FUND, ASERIE	23417537	0.79	0	24628653	0.83	0	1211116	0.04
5	STICHTING PENSIOENFONDS ABP	24315396	0.82	0	23112976	0.78	0	(1202420)	(0.04)
6	HSBC GLOBAL INVESTMENT FUNDS A/C HSBC GIF MAURITIUS	15613029	0.53	0	8162462	0.28	0	(7450567)	(0.25)
7	LIC OF INDIA MARKET PLUS 1 GROWTH FUND	16624989	0.56	0	8036152	0.27	0	(8588837)	(0.29)
8	MACQUARIE BANK LIMITED	25048286	0.84	0	0	0.00	0	(25048286)	(0.84)
9	TEMPLETON EMERGING MARKETS INVESTMENT TRUST PLC	20990989	0.71	0	0	0.00	0	(20990989)	(0.71)
10	MORGAN STANLEY ASIA (SINGAPORE) PTE.	18191645	0.61	0	0	0.00	0	(18191645)	(0.61)

Change in top ten Shareholders Shareholding (please specify, if there is no change)

		Shareholding		Transaction details			Cumulative Holding during the year 2014 - 2015		Reason
Sl. No.	Name of the Shareholder	No. of shares at the beginning of the year (01/04/2014)	% of total Shares of the Company	Sale	Purchase	Date	No. of shares	% of total Shares of the Company
1	FRANKLIN TEMPLETON INVESTMENT FUNDS	69906539	2.36	—	—	—	69906539	2.36	None
2	LIFE INSURANCE CORPORATION OF INDIA	47272186	1.59	—	—	—
				—	1054877	18/07/2014	48327063	1.63	Transfer
				—	1414732	08/01/2014	49741795	1.68	Transfer
				—	2644322	08/08/2014	52386117	1.77	Transfer
3	BHADRAM JANHIT SHALIKA	42608460	1.44	—	—	—	42608460	1.44	None
4	VANGUARD EMERGING MARKETS STOCK INDEX FUND, ASERIE	23417537	0.79	—	—	—	—	—
				0	100880	04/04/2014	23518417	0.79	Transfer
				0	123578	04/11/2014	23641995	0.80	Transfer
				0	17654	18/04/2014	23659649	0.80	Transfer
				0	45396	23/05/2014	23705045	0.80	Transfer

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

Change in top ten Shareholders Shareholding (please specify, if there is no change) (contd.)

		Shareholding		Transaction details			Cumulative Holding during the year 2014 - 2015		Reason
Sl. No.	Name of the Shareholder	No. of shares at the beginning of the year (01/04/2014)	% of total Shares of the Company	Sale	Purchase	Date	No. of shares	% of total Shares of the Company
4	VANGUARD EMERGING MARKETS STOCK INDEX FUND, ASERIE			0	566028	06/06/2014	24271073	0.82	Transfer
				0	88270	07/11/2014	24359343	0.82	Transfer
				0	114600	25/07/2014	24473943	0.83	Transfer
				0	183360	08/01/2014	24657303	0.83	Transfer
				0	71625	22/08/2014	24728928	0.83	Transfer
				0	80220	09/12/2014	24809148	0.84	Transfer
				0	80220	28/11/2014	24889368	0.84	Transfer
				0	71625	12/05/2014	24960993	0.84	Transfer
				117465	0	01/09/2015	24843528	0.84	Transfer
				51570	0	16/01/2015	24791958	0.84	Transfer
				48705	0	23/01/2015	24743253	0.83	Transfer
				14325	0	02/06/2015	24728928	0.83	Transfer
				57300	0	13/02/2015	24671628	0.83	Transfer
				42975	0	31/03/2015	24628653	0.83
5	STICHTING PENSIOENFONDS ABP	24315396	0.82	—	—	—	—	—
				0	2460000	04/04/2014	26775396	0.90	Transfer
				0	750000	11/04/2014	27525396	0.93	Transfer
				0	670000	23/05/2014	28195396	0.95	Transfer
				2989000	0	30/05/2014	25206396	0.85	Transfer
				852000	0	06/06/2014	24354396	0.82	Transfer
				550000	0	13/06/2014	23804396	0.80	Transfer
				578020	0	18/07/2014	23226376	0.78	Transfer
				0	27154	08/01/2014	23253530	0.78	Transfer
				287740	0	22/08/2014	22965790	0.77	Transfer
				749910	0	09/12/2014	22215880	0.75	Transfer
				1128910	0	19/09/2014	21086970	0.71	Transfer
				150263	0	10/10/2014	20936707	0.71	Transfer
				0	190000	31/10/2014	21126707	0.71	Transfer
				0	323130	12/05/2014	21449837	0.72	Transfer
				0	663139	12/12/2014	22112976	0.75	Transfer
				0	1000000	01/09/2015	23112976	0.78	Transfer
				0	0	31/03/2015	23112976	0.78

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

		Shareholding		Transaction details			Cumulative Holding during the year 2014 - 2015		Reason
Sl. No.	Name of the Shareholder	No. of shares at the beginning of the year (01/04/2014)	% of total Shares of the Company	Sale	Purchase	Date	No. of shares	% of total Shares of the Company
6	HSBC GLOBAL INVESTMENT FUNDS A/C HSBC GIF MAURITIUS	15613029	0.53	—	—	—	—	—
				0	1358728	05/09/2014	16971757	0.57	Transfer
				0	685270	16/05/2014	17657027	0.60	Transfer
				277833	0	23/05/2014	17379194	0.59	Transfer
				2471754	0	30/05/2014	14907440	0.50	Transfer
				1867269	0	06/06/2014	13040171	0.44	Transfer
				486554	0	13/06/2014	12553617	0.42	Transfer
				196225	0	20/06/2014	12357392	0.42	Transfer
				290917	0	30/06/2014	12066475	0.41	Transfer
				2598810	0	18/07/2014	9467665	0.32	Transfer
				675289	0	22/08/2014	8792376	0.30	Transfer
				240543	0	29/08/2014	8551833	0.29	Transfer
				110756	0	19/09/2014	8441077	0.28	Transfer
				278615	0	31/12/2014	8162462	0.28	Transfer
				0	0	31/03/2015	8162462	0.28
7	LIC OF INDIA MARKET PLUS 1 GROWTH FUND	16624989	0.56	—	—	—	—	—
				344221	0	13/06/2014	16280768	0.55	Transfer
				1710935	0	20/06/2014	14569833	0.49	Transfer
				2050000	0	30/06/2014	12519833	0.42	Transfer
				1585000	0	07/04/2014	10934833	0.37	Transfer
				1016770	0	07/11/2014	9918063	0.33	Transfer
				400000	0	18/07/2014	9518063	0.32	Transfer
				200500	0	09/05/2014	9317563	0.31	Transfer
				600000	0	09/12/2014	8717563	0.29	Transfer
				578911	0	19/09/2014	8138652	0.27	Transfer
				102500	0	30/09/2014	8036152	0.27	Transfer
				0	0	31/03/2015	8036152	0.27
8	MACQUARIE BANK LIMITED	25048286	0.84	—	—	—	—	—
				4831711	0	04/04/2014	20216575	0.68	Transfer
				6051604	0	04/11/2014	14164971	0.48	Transfer
				1471979	0	18/04/2014	12692992	0.43	Transfer
				543368	0	25/04/2014	12149624	0.41	Transfer
				518695	0	05/02/2014	11630929	0.39	Transfer
				6449	0	05/09/2014	11624480	0.39	Transfer
				4359000	0	16/05/2014	7265480	0.25	Transfer

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

Change in top ten Shareholders Shareholding (please specify, if there is no change) (contd.)

		Shareholding		Transaction details			Cumulative Holding during the year 2014 - 2015		Reason
Sl. No.	Name of the Shareholder	No. of shares at the beginning of the year (01/04/2014)	% of total Shares of the Company	Sale	Purchase	Date	No. of shares	% of total Shares of the Company
8	MACQUARIE BANK LIMITED			7228460	0	23/05/2014	37020	0.00	Transfer
				36000	0	30/05/2014	1020	0.00	Transfer
				0	406278	13/06/2014	407298	0.01	Transfer
				1020	0	18/07/2014	406278	0.01	Transfer
				406278	0	15/08/2014	0	0.00	Transfer
				0	0	31/03/2015	0	0.00
9	TEMPLETON EMERGING MARKETS INVESTMENT TRUST PLC	20990989	0.71	—	—	—	—	—
				2330000	0	05/02/2014	18660989	0.63	Transfer
				4552365	0	05/09/2014	14108624	0.48	Transfer
				12065609	0	16/05/2014	2043015	0.07	Transfer
				2043015	0	23/05/2014	0	0.00	Transfer
				0	0	31/03/2015	0	0.00
10	MORGAN STANLEY ASIA (SINGAPORE) PTE.	18191645	0.61	—	—	—	—	—
				2302952	0	04/04/2014	15888693	0.54	Transfer
				3238823	0	04/11/2014	12649870	0.43	Transfer
				424608	0	18/04/2014	12225262	0.41	Transfer
				600000	0	25/04/2014	11625262	0.39	Transfer
				1067970	0	05/02/2014	10557292	0.36	Transfer
				905616	0	05/09/2014	9651676	0.33	Transfer
				1739217	0	16/05/2014	7912459	0.27	Transfer
				7650503	0	23/05/2014	261956	0.01	Transfer
				261956	0	30/05/2014	0	0.00	Transfer
				0	34109	06/06/2014	34109	0.00	Transfer
				0	460636	13/06/2014	494745	0.02	Transfer
				0	282650	20/06/2014	777395	0.03	Transfer
				11117	0	30/06/2014	766278	0.03	Transfer
				15598	0	07/04/2014	750680	0.03	Transfer
				638000	0	07/11/2014	112680	0.00	Transfer
				0	19	18/07/2014	112699	0.00	Transfer
				0	317670	25/07/2014	430369	0.01	Transfer

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

		Shareholding		Transaction details			Cumulative Holding during the year 2014 - 2015		Reason
Sl. No.	Name of the Shareholder	No. of shares at the beginning of the year (01/04/2014)	% of total Shares of the Company	Sale	Purchase	Date	No. of shares	% of total Shares of the Company
10	MORGAN STANLEY ASIA (SINGAPORE) PTE.			0	26000	08/01/2014	456369	0.02	Transfer
				0	681477	08/08/2014	1137846	0.04	Transfer
				0	107489	15/08/2014	1245335	0.04	Transfer
				524093	0	22/08/2014	721242	0.02	Transfer
				101489	0	29/08/2014	619753	0.02	Transfer
				0	183473	09/05/2014	803226	0.03	Transfer
				0	56000	09/12/2014	859226	0.03	Transfer
				0	108690	19/09/2014	967916	0.03	Transfer
				858690	0	30/09/2014	109226	0.00	Transfer
				109226	0	10/10/2014	0	0.00	Transfer
				0	634211	17/10/2014	634211	0.02	Transfer
				300732	0	31/10/2014	333479	0.01	Transfer
				127542	0	14/11/2014	205937	0.01	Transfer
				0	534851	21/11/2014	740788	0.02	Transfer
				0	44673	28/11/2014	785461	0.03	Transfer
				73058	0	12/05/2014	712403	0.02	Transfer
				59048	0	12/12/2014	653355	0.02	Transfer
				653355	0	19/12/2014	0	0.00	Transfer
				0	0	31/03/2015	0	0.00

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

(v)	Shareholding of Directors and Key Managerial Personnel:

S. No.	1	Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
Navin Agarwal – Executive Chairman
	At the beginning of the year	0	0	0	0
	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):	0	0	0	0
	At the End of the year	0	0	0	0

S. No.	2	Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
Thomas Albanese – WTD & CEO
	At the beginning of the year	0	0	0	0
	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):	0	0	0	0
	At the End of the year	0	0	0	0

S. No.	3	Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
Tarun Jain – WTD
	At the beginning of the year	0	0	0	0
	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc):	0	0	0	0
	At the End of the year	0	0	0	0

S. No.	4	Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
D.D. Jalan – WTD & CFO
	At the beginning of the year	0	0	0	0
	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):	0	0	0	0
	At the End of the year	0	0	0	0

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

S. No.	5	Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
Lalita D Gupte – NED & ID
	At the beginning of the year	0	0	0	0
	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):	0	0	0	0
	At the End of the year	0	0	0	0

S. No.	6	Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
Naresh Chandra – NED & ID
	At the beginning of the year	0	0	0	0
	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):	0	0	0	0

S. No.	7	Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
Ravi Kant – NED & ID
	At the beginning of the year	1000	0	1000	0
	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):	Sold 1000 shares on 11/04/2014	0	0	0
	At the End of the year	0	0	0	0

S. No.	8	Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
Rajiv Choubey - Company Secretary
	At the beginning of the year	123	0	123	0
	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):	No change	0	123	0
	At the End of the year	123	0	123	0

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

V.	Indebtedness

Indebtedness of the Company including interest outstanding/accrued but not due for payment

					( In Crore)
		Secured Loans excluding deposits	Unsecured Loans	Deposits	Total Indebtedness
Indebtedness at the beginning of the financial year
i)	Principal Amount	27,313.74	11,629.60	—	38,943.35
ii)	Interest due but not paid	—	—	—	—
iii)	Interest accrued but not due	418.92	93.52	—	512.44

Total (i+ii+iii)		27,732.66	11,723.12	—	39,455.79

Change in indebtedness during the year
•	Addition	17,468.58	44,603.23	—	62,071.81
•	Reduction	15,576.45	47,794.92	—	63,371.37
Net Change relating to principle amount		1,892.14	(3,191.67)	—	(1,299.54)
Indebtedness at the end of the financial year
i)	Principal Amount	29,205.87	8,437.91	—	37,643.79
ii)	Interest due but not paid	—	—	—	—
iii)	Interest accrued but not due	481.95	3.96	—	485.91

Total (i+ii+iii)		29,687.83	8,441.87	—	38,129.70

VI.	Remuneration of Directors and Key Managerial Personnel

A.	Remuneration to Managing Director, Whole-time Directors and/or Manager:

		Name of MD/ WTD/Manager				Total Amount
S. No.	Particulars of Remuneration	Navin Agarwal	Thomas Albanese	Tarun Jain	DD Jalan
1.	Gross salary
	(a) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961	8,56,18,845	4,89,76,871	6,26,76,004	3,06,74,496	22,79,46,216
	(b) Value of perquisites u/s 17(2) Income-tax Act, 1961	52,06,520	41,25,055	3,82,279	1,51,157	98,65,011
	(c) Profits in lieu of salary under section 17(3) Income-tax Act, 1961
2.	Stock Option	96,49,689	—	1,96,04,188	1,07,21,877	3,99,75,754
3.	Sweat Equity
4.	Commission
	- as % of profit
	- others, specify (Annual Performance Bonus)	3,75,00,000	—	175,00,000	85,00,000	6,35,00,000
5.	Others, please specify (PF, Superannuation, Medical & LTA)	1,28,58,360	48,97,725	97,24,176	19,81,856	2,94,62,117

	Total (A)	15,08,33,414	5,79,99,651	10,98,86,647	5,20,29,386	37,07,49,098

	Ceiling as per Act		10% of net profit, i.e. 96.05 Crore

Note:	As the liabilities for defined benfit plan i.e. gratuity are provided on acrual basis for the Company as a whole, the amounts pertaining to key management personnel are not included above.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

B.	Remuneration to other directors:

S. No.	Particulars of Remuneration	Name of Directors	Total Amount
3.	Independent Directors
	• Fee for attending board / committee Meetings	Ms. Lalita Dileep Gupte	4,80,000
		Mr. Naresh Chandra	5,40,000
		Mr. Ravi Kant	4,85,000
		Mr. G.D. Kamat (ceased effective January 27, 2015 on his demise)	3,35,000
	• Commission	Ms. Lalita Dileep Gupte	55,00,000
		Mr. Naresh Chandra	55,00,000
		Mr. Ravi Kant	55,00,000
		Mr. G.D. Kamat (ceased to be Director January 27, 2015 on his demise)	45,83,333
	• Others, please specify		—

	Total (1)		2,29,23,333

4.	Other Non-Executive Directors
	• Fee for attending board / committee meetings
	• Commission
	• Others, please specify (includes salary, allowances, contribution to PF & superannuation, perquisites & LTIP value)
	Total (2)		NIL
	Total (B)= (1+2)		2,29,23,333
	Overall Ceiling as per the Act for Directors who are neither MD or WTD	1% of net profit, i.e. 9.60 Crore
	Total Managerial Remuneration (A) + (B)		39,36,72,431
	Overall Managerial Remuneration Ceiling as per the Act	11% of net profit, i.e. 105.65 Crore

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure C

C.	Remuneration to Key Managerial Personnel Other Than MD/Manager/WTD

		Key Managerial Personnel
S. No.	Particulars of Remuneration	CEO	Company Secretary	CFO	Total
1.	Gross salary
	(a) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961	4,89,76,871	52,22,108	3,06,74,496	8,48,73,475
	(b) Value of perquisites u/s 17(2) Income-tax Act, 1961	41,25,055	39,600	1,51,157	43,15,812
	(c) Profits in lieu of salary under section 17(3) Income tax Act, 1961	—	—	—	—
2.	Stock Option	—	9,71,276	1,07,21,877	1,16,93,153
3.	Sweat Equity	—	—	—	—
4.	Commission
	- as % of profit	Nil
	- others, specify (Annual Performance Bonus)		10,54,389	85,00,000	95,54,389
5.	Others, please specify (PF, Superannuation, Medical & LTA)	48,97,725	6,10,210	19,81,856	74,89,791

	Total	5,79,99,651	78,97,583	5,20,29,386	11,79,26,620

VII.	Penalties / Punishment/ Compounding Of Offences: Nil

Type	Section of the Companies Act	Brief Description	Details of Penalty / Punishment/ Compounding fees imposed	Authority [RD / NCLT/ COURT]	Appeal made, if any (give Details)
Penalty
Punishment			NIL
Compounding

C.	Other Officers in Default-None

Type
Penalty
Punishment	NIL
Compounding

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Annexure D

Secretarial Audit Report

For the Financial year ended 31 March 2015

[Pursuant to section 204(1) of the Companies Act, 2013 and rule 9 of the Companies

(Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,

The Members,

Vedanta Limited,

(formerly Sesa Sterlite Limited/Sesa Goa Ltd.)

Sesa Ghor, 20 EDC Complex,

Patto, Panaji Goa 403001

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Vedanta Limited (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing my opinion thereon.

Based on my verification of the Company’s books, papers, minute books, forms and returns filed and other records maintained by the company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the company has, during the audit period covering the financial year ended on 31 March 2015 (‘Audit Period’) complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on 31 March 2015 according to the provisions of:

(i)	The Companies Act, 2013 (the Act) and the rules made thereunder;

(ii)	The Securities Contracts (Regulation) Act, 1956 (‘SCRA’) and the rules made thereunder;

(iii)	The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

(iv)	Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v)	The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (‘SEBI Act’): —
(a)	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(b)	The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;

(c)	The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (Not applicable to the Company during the Audit Period);

(d)	The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 notified on October 28, 2014;

(e)	The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

(f)	The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

(g)	The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (Not applicable to the Company during the Audit Period); and

(h)	The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 (Not applicable to the Company during the Audit Period).

(vi)	I further report that, having regard to the compliance system prevailing in the Company and on examination of the relevant documents and records in pursuance thereof, the Company has complied with the following laws applicable specifically to the Company:

1.	Mines and Minerals (Development Regulation) Act, 1957 Act and amended and other Acts/Rules as applicable to Mining activities

2.	The Electricity Act, 2003

3.	National Tariff Policy

4.	Indian Boilers Act, 1923

5.	Explosives Act, 1884

6.	Manufacture, Storage and Import of Hazardous Chemical Rules, 1989.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure D

I have also examined compliance with the applicable clauses of the following:

(i)	Secretarial Standards issued by The Institute of Company Secretaries of India (Not notified hence not applicable to the Company during the audit period).

(ii)	The Listing Agreements entered into by the Company with Stock Exchanges.

During the period under review the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc. mentioned above.

I further report that

•	The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

•	Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were generally sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.
•	All decisions at Board Meetings and Committee Meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committee of the Board, as the case may be.

I further report that there are adequate systems and processes in the Company commensurate with the size and operations of the company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I further report that during the audit period:

(a)	The Company redeemed on October 31, 2014 Foreign Currency Convertible Bonds of US$ 216.80 million.

(b)	The Company repaid on October 30, 2014 Foreign Currency Convertible Bonds of US$ 500 million issued by the erstwhile Sterlite Industries (India) Limited.

(c)	The members of the Company have approved by postal ballot on March 30, 2015 adoption of new Articles of Association in conformity with Provisions of the Companies Act, 2013.

(d)	Amalgamation of Goa Energy Limited (wholly-owned subsidiary of the Company) with the Company became effective on March 24, 2015.

(e)	Amalgamation of Sterlite Infra Limited (wholly-owned subsidiary of the company) was approved by the High Court of Madras on March 25, 2015 and became effective on April 8, 2015.

Dr. K. R. Chandratre

FCS No. 1370, C P No: 5144

Place: Pune

Date: April 29, 2015

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Annexure E

(A)	Conservation Of Energy:

a)	Conservation of natural resources continues to be the key focus area of your Company. Some of the important steps taken in this direction follow.

Copper Business:

i.	Current efficiency at Tuticorin Refining at 98% which is highest ever.

ii.	Increase in Anode casting rate at 98 tph, thereby reducing LPG consumption to 6.8 Kg/T achieved last year.

iii.	Steam Audit done to arrest all steam leakages and rectified, steam traps which increases the in house power generation by OJMW.

Iron Ore Business:

i.	Automation of BF#3 hot well pump by temperature setting.

ii.	Optimisation of oxygen compressor loading through logic modification at O2-N2 plant.

iii.	Elimination of BF1 venturi pump operation by tapping the pipeline from GCS water line.

iv.	Automation of C4 conveyor to start/stop through gate valve logic automation at Sinter plant.

v.	Elimination of C1 & C2 conveyor in Sinter plant operation by providing bypass chute.

vi.	Elimination of C4 conveyor by extending C3 conveyor at BF3.

vii.	Starter modification (delta/star) for conveyor belt no. 1 and cooling tower fan no. 1 at BF3.

viii.	Switching off 2 Nos. of under loaded transformers in Sinter plant by transforming the load to single transformer.

ix.	Optimising the voltage of distribution transformer’s secondary to 410V by reducing tap setting at Sinter plant.

Power Business:

i.	Single CW pump operation during part load operation.

ii.	Number of mill running optimisation with respect to coal flow.

iii.	APH seal replaced with flexible seal to reduce APH leakages in U#2.

iv.	Condenser tube cleaning by bullet to improve in condenser vacuum.

v.	VFD installed for Bottom Ash Slurry Pump in Unit 1, 2.

vi.	Modification of LP dosing line from TDBFP A suction line to DP discharge line.

vii.	Ceramic coating of Unit 2, 3 OCCW casing internal surface to improve the pump efficiency.
viii.	Unit startup time optimisation done to reduce oil consumption as well as Aux power consumption.

ix.	Boiler modification done in all unit to reduce SH & RH spray and improve RH temp.

x.	CW and CEP modification done in U#4 to reduce Aux power consumption.

xi.	Fabric filter replaced in U#2 to reduce DP hence decrease in ID fan loading.

xii.	Optimisation of RH spray and RH steam temperature.

xiii.	Reduction of DM water make-up by optimising cycle chemistry & arresting passing/leaking valves.

xiv.	Charging of aux steam header through 4th Extraction steam to improve heat rate.

xv.	Improving Combustion Efficiency by optimising O2 at APH inlet and reducing LOI.

xvi.	Operational Excellence – Reduction of Auxiliary power by optimising running of drives & stopping idle equipment, Heat Rate gap analysis and action plan to address, Optimising start up time, Improving CHP belt utilisation.

xvii.	Installing Natural Draft Cooling Tower, High Concentration Slurry Disposal system.

Aluminium Business:

i.	Installations of new smaller size Industrial cooling water pump for partial load operation of boiler.

ii.	Installation of a new lower capacity LP pump at AHP (18.5 KW) instead of 45 KW pump for carrying out normal ash disposal cycle (95% of total running hours of old motor).

iii.	Replacement of FBC pump with lower optimised capacity model i.e. from 75 KW fixed drive to 30 KW fixed drive to avoid throttling operation without affecting the process parameter.

iv.	De-Staging of boiler feed pump for optimising throttling loss in feed regulation system.

v.	Replacement of BYPASS flow control to VFD control for CCBT pump in hydrate classification area to increase system reliability and energy reduction by avoiding recirculation.

vi.	With all above (i) to (v) point there will be potential saving of approx. 395,703 KWH

vii.	Unit is also exploring options for utilising alternative source of energy. In this regard Solar Energy projects has been taken up.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure E

Smelter Plant Jharsuguda:

ELECTRICAL ENERGY:

DC Energy saving

i.	CVD reduction in pot cathode.

ii.	Modification in cathode collector bar dimension and chemical composition.

AC auxiliary Energy saving

i.	Installation of VFD in pumps and fans at different areas.

ii.	Reduction of Compressed air consumption By HP and LP line interconnection.

iii.	Use of energy efficient lights like LED and induction lamp in place of MH lamp.

iv.	Reduction of HTM heater tripping in GAP.

v.	Low pressure blower runtime optimisation in FTA- 4.

vi.	Specific energy consumption reduction in cast house Homo furnace.

vii.	Reduction of Melt rate from 715kwh/mt to 650 kwh/mt in rodding plant.

CPP Plant Jharsuguda:

i.	CT Fans blades replacement, Replacement of BFP Recirculation valves, Condenser bullet cleaning, Optimisation of Hoppers heaters in ESP Fields, APH baskets & seals replacement, Selective Sootblowing, Operational improvement, Optimisation of compressors. CW Interconnection.

ii.	Optimisation of RH spray and RH steam temperature, water chemistry, running of drives & stopping idle equipment, startup & shut down time.

iii.	Improving CHP belt utilisation

Alumina Plant Lanjigarh:

i.	Installation of new Industrial cooling water pump.

ii.	Installations of new smaller size LP pump in AHP.

iii.	Installation of new pump and motor in FBC cooling tower.

CPP Plant Lanjigarh:

i.	Installation of new Industrial cooling water pump.

ii.	Installations of new smaller size LP pump in AHP.

iii.	Boiler feed pump de-staging from 3-stage to 2-stage operation.

iv.	Reduction in auxiliary power consumption in CPP from 19.33 % to 17.88%.

v.	Optimisation of two coal mill operation instead of designed three mill operation.

vi.	Usage of Ash Handling Plant compressors by connecting the main service air tank & AHP air receiver tank.

HFO & DIESEL OIL CONSUMPTION REDUCTION:

Smelter Plant Jharsuguda:

i.	Reduction of HFO consumption in Bake Oven by Process optimisation.

CPP Plant Jharsuguda:

i.	Reliability Improvement in Oil guns hence improvement in startup & shut down time.

ii.	Reliability improvement of critical equipment, Mills & feeders.

(B)	Additional Investments and Proposals, If any, Being Implemented For Reduction Of Consumption Of Energy

Copper Business:

i.	Current Efficiency (CE) improvement in Tuticorin refinery from 97% to 98% to reduce power consumption at Tuticorin Unit.

ii.	Increase in Current Efficiency in Refinery to 97.5 % at Silvassa Unit.

iii.	Boiler feed pump de-staging in the Alumina Plant at Lanjigarh.

iv.	Replacement of BYPASS flow control to VFD control for CCBT pump in hydrate classification area at Alumina Plant.

Iron Ore Business:

i.	Starter modification (delta/star) for under loaded drives at BF3 & Sinter Plant.

ii.	Optimising the compressor air consumption by conducting air leakage audit at BF3.

iii.	Improvement of LT side Power Factor using Automatic PF controller at Sinter Plant.

iv.	Installing variable Frequency Drive for Hot Well pumps at BF#3

v.	Installing energy efficient rotor for 6.5 MW blower at BF3.

vi.	Impeller replacement of BF3 HBS combustion air fan with energy efficient one.

vii.	Impeller replacement of PCI ID fan with energy efficient one.

viii.	Installing variable Frequency Drive for Cooling Water pump at Sinter plant.

ix.	Installation of lower capacity cooling water pump to match the water requirement for the heat load & save power consumption, at power plant (GEL).

x.	Installed higher capacity BFG blower to replace 02 lower capacity BFG fans & reduce auxiliary consumption, at Power plant.

xi.	Installation of voltage controller for lighting feeders at BF#3, Sinter plant & O2N2 plant

xii.	Bypassing furnace coaling plate water directly to the cololing tower and avoid return water pumping

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Power Business:

i.	CW and CEP modification to be done for Aux power reduction in Unit #1,2,3 of Power Business.

ii.	Solar panel to be installed for street light and admin building of IPP unit.

iii.	Sky tubes (Natural light) to be installed in conveyor gallery at Power plant.

iv.	VFD to be installed in bottom ash slurry pump in unit # 3, 4 of Power Business.

Aluminium Business:

Smelter Plant Jharsuguda:

i.	Cooling tower CT fill changing and overhauling along with Fan operation optimisation in compressor house.

ii.	Installation of Energy saver panel in lighting circuit to save energy.

CPP Plant Jharsuguda:

i.	Installation of VFD’s for HT DRIVES.

ii.	Addition of new CT Cells & Augmentation of new CT Fills.

iii.	Modification of fly ash conveying system in phase-2.

iv.	Conversion of HFO to LDO.

v.	Installation of vapor absorption chillers.

vi.	Installation of energy efficient driers.

vii.	Truck tippler for phase-2.

Alumina Plant Lanjigarh:

i.	Boiler feed pump de-staging.

ii.	Replacement of BYPASS flow control to VFD control for CCBT pump in hydrate classification area.

(C)	Impact of Above Measures in A) and B) for Reduction of Energy Consumption and Consequent Impact of Cost of Production of Goods

Copper Business:

i.	The energy consumption per ton of anode produced was at 6.91 GJ/T which is the second lowest in the world among all Copper Smelter.
ii.	There is a potential saving of 1424.53146 GJ from the above projects in Alumina plant.

Iron Ore Business:

i.	Energy Conservation measures at Iron Ore Business mentioned in Annexure A - (A), have an annual saving potential of 1.5 MU per annum.

ii.	Energy Conservation measures at Iron Ore Business mentioned in Annexure A - (B), have an annual saving potential of 10 MU per annum.

Power Business:

i.	Heat Rate Improvement.

ii.	Auxiliary Power Reduction at Power plant.

iii.	Reduction of Specific Coal Consumption in Power Business.

iv.	Reduction of Specific Oil Consumption in Power Business.

Aluminium Business:

Smelter Plant Jharsuguda:

i.	For Smelter Plant, the total energy saved from the energy saving measures by hot metal production is 22 Kwh/MT and hence COP reduction is by 52/MT.

CPP Plant Jharsuguda:

i.	There is a potential saving of 1,04,547 GJ/Annum from the above projects

Alumina Plant Lanjigarh:

i.	There is a potential saving of 1424.53146 GJ from the above projects

(D)	The Steps Taken by the Company for Utilising Alternate Sources of Energy

Aluminium Business:

i.	150 Watt peak Solar Energy project taken up.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure E

Disclosure of particulars with respect to conservation of energy

Particulars	Unit	Year Ended March 31, 2015	Year Ended March 31, 2014	Year Ended March 31, 2015	Year Ended March 31, 2014	Year Ended March 31, 2015	Year Ended March 31, 2014
Business Unit		Copper		Aluminium
				Lanjigarh		Jharsuguda
A. Power and Fuel Consumption
Electricity
Purchase Unit	MWH	89,076	432,805	1741	2800	33738	13112
Total Amount (Exc Demand Chgs)	Crore	73.62	266.36	0.98	1.23	17.54	7
Rate/Unit		8.26	6.15	5614.88	4390	5200	5200
Own generation Unit*	MWH	13,267	46,287	353,256.00	194,420.00	8,759,343	8,816,836
Unit per unit of fuel		19.16	5.54	468.19	499.024
Cost/Unit		8.19	8.78	2.55	2.46	2.38	2.21
Furnace Oil
Quantity**	KL	12,631	21,564	442	52.21	15,905	16903

Total Amount	Crore	42	86	2	0.22	59.91	74.46

Average Cost per litre		33.47	39.74	40	41.91	37.67	44.049
Diesel Oil
Quantity	KL	223	236	30		Nil

Total Amount	Crore	1.39	1.34	0.19		NA

Average Cost per litre / Unit per litre of Oil	/ KWH	62.38	56.86	NA		NA
Cost per Unit				63264
L.P.G./LNG/Propane/IPA
Quantity	MT	5,303	4,235	Nil	Nil	Nil

Total Amount	Crore	30.98	29.61	NA	NA	NA

Average Cost per litre		58.42	69.93	NA	NA	NA
Natural Briqutte/ Coal
Quantity	MT	—	—	754037	389552	6,387,541	6,799,032

Total Amount	Crore	—	—	172	86.90	1,529	1479.56

Average Cost per MT		—	—	2287	2231	2,393	2176.13
B. Consumption per MT of Production
Copper /Iron-Ore
Electricity	MWH	0.31	1.63
Furnace Oil	KL	0.04	0.07
Diesel	KL	0	0
L.P.G./Propane/IPA	MT	0.02	0.01
Production of Cathode	MT	330,140	294,434
Alumina
Electricity	Kwh/MT			277
Coal for Steam	MT/MT			0.267
Furnance Oil for Calcinaton	Kg/MT			71.61
Hot Metal
Electricty (Total AC for electrolysis and auxillary energy	Kwh/MT					14204.94	14226
Billet (including alloy rods)
Electricity	Kwh/MT					296.46	299
Furnace Oil	KL					NA	NA
Ingots
Electricity	Kwh/MT					29.84	29
Furnace Oil	KL					NA	NA
Wire Rods
Electricity	Kwh/MT					75.45	75
Furnace Oil	KL					NA	NA

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Particulars	Unit	Year Ended March 31, 2015	Year Ended March 31, 2014	Year Ended March 31, 2015			Year Ended March 31, 2014
Business Unit		Power		Iron-Ore
				Met Coke Division	Pig Iron Division	Power Plant (WHR)	Met Coke Division	Pig Iron Division	Power Plant (WHR)
A. Power and Fuel Consumption
Electricity
Purchase Unit	MWH	2180	7909	7,263	161,683	27.22	6,865	149,307	40.31
Total Amount (Exc Demand Chgs)	Crore	1.61	5.61	0.51	35.81	0.01	1.00	43.06	0.01
Rate/Unit		7370	7080	0.7	2.2	3.7	1.5	2.9	2.4
Own generation Unit*	MWH	8,267,000	7,639,920	0.05	26.5	368468	0.5	114.6	262742
Unit per unit of fuel
Cost/Unit		2.01	2.1	117	28.66	0	10	21	0
Furnace Oil
Quantity**	KL	3105	4642	Nil	Nil	Nil	Nil	Nil	Nil

Total Amount	Crore	18.18	28.52	NA	NA	NA	NA	NA	NA

Average Cost per litre		58.54	61.42	NA	NA	NA	NA	NA	NA
Diesel Oil
Quantity	KL			0.10	12.73	1.02	0.10	32.48	2.37

Total Amount	Crore			0.001	0.076	0.006	0.001	0.207	0.015

Average Cost per litre / Unit per litre of Oil	/ KWH			59.7 / 5	59.7 / 3.5	59.7 / 5	63.64 / 5	63.64 / 3.5	63.64 / 5
Cost per Unit				117	29	131	13	19	118
L.P.G./LNG/Propane/IPA
Quantity	MT			Nil	Nil	Nil	Nil	Nil	Nil

Total Amount	Crore			NA	NA	NA	NA	NA	NA

Average Cost per litre				NA	NA	NA	NA	NA	NA
Natural Briqutte/ Coal
Quantity	MT	5,625,289	6139379	Nil	Nil	Nil	Nil	Nil	Nil

Total Amount	Crore	1169.99	1234.77	NA	NA	NA	NA	NA	NA

Average Cost per MT		2080	2011	NA	NA	NA	NA	NA	NA
B. Consumption per MT of Production
Copper /Iron-Ore
Electricity	MWH			15	268	11.32%	17	293	14.08%
Furnace Oil	KL			Nil	Nil	Nil	Nil	Nil	Nil
Diesel	KL			8.7	26.1	4.22	2.8	20.6	2.41
L.P.G./Propane/IPA	MT			NA	NA	NA	NA	NA	NA
Production of Cathode	MT			NA	NA	NA	NA	NA	NA
Alumina
Electricity	Kwh/MT			NA	NA	NA	NA	NA	NA
Coal for Steam	MT/MT			NA	NA	NA	NA	NA	NA
Furnance Oil for Calcinaton	Kg/MT			NA	NA	NA	NA	NA	NA
Hot Metal
Electricty (Total AC for electrolysis and auxillary energy	Kwh/MT			NA	NA	NA	NA	NA	NA
Billet (including alloy rods)
Electricity	Kwh/MT			NA	NA	NA	NA	NA	NA
Furnace Oil	KL			NA	NA	NA	NA	NA	NA
Ingots
Electricity	Kwh/MT			NA	NA	NA	NA	NA	NA
Furnace Oil	KL			NA	NA	NA	NA	NA	NA
Wire Rods
Electricity	Kwh/MT			NA	NA	NA	NA	NA	NA
Furnace Oil	KL			NA	NA	NA	NA	NA	NA

*	This includes the WHRB Generation also.
**	This includes the FO consumed in CPP also.
***	This includes Generation from DG Set also.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure E

FORM OF DISCLOSURE OF PARTICULARS WITH RESPECT TO TECHNOLOGY ABSORPTION RESEARCH AND DEVELOPMENT (R & D)

Copper business:

Specific areas in which R&D carried out by the company

•	Copper recovery from Slag – by dumping hot slag – crushing – floating.

•	Nickel extraction from tank-house electrolyte.

•	Briquetting of feed.

•	Producing copper sulphate from tank-house electrolyte.

•	Extraction of Tellurium from Anode Slime.

•	Copper dust injection in Converter.

Benefits as a result of R&D

•	Increase in copper recovery.

•	Increase revenue.

•	Increase productivity.

Future plan of action

•	Order placement and project execution.

Expenditure on R&D

• Capital	:	5 Crore

• Recurring	:	Not applicable

• Total	:	5 Crore

Iron Ore – Value Addition Business:

Specific areas in which R&D carried out by the company

•	20-40 mm Coke, which is a new product from MCD is being consumed in Blast Furnace 3.

•	Replacement of graphite powder with PCI Coal in mould spraying solution of PCM.

•	Installation of electromagnet in the product circuit of the sinter plant.

Benefits as a result of R&D

•	Optimum utilisation of natural resources & Reduction in COP.

•	Reduction in COP.

•	Improvement in Plant Availability & OEE.

Power Business:

Specific areas in which R&D carried out by the company

Detailed study of debottlenecking and carried out some improvement projects, such as

•	Commissioning ultrafiltration system to improve water chemistry & there by reducing make up water.
•	Unit-1 station battery bank replaced by PLANTE type, TUBULAR type in Unit-2,3.

•	Modification of coal feeder O/L gate.

•	Relocation of lube oil pump of Mills, PA fan & ID fans.

•	Indigenisation of Bus-1, 400 KV breakers.

•	Interconnection of Geho Pump Discharge line in Phase I & Phase II.

•	Mill motor terminal box modification to prevent flash-over.

•	Mill Liners replacement with Hi chrome liners.

•	Up gradation of Mill lubrication system.

•	Surface treatment of ID fan impeller & casing.

•	CAVT study & accordingly necessary modification in Boiler.

•	Boiler modification completed in U#3 to minimise SH & RH spray quantity.

Aluminium Business:

Future plan of action:

Smelter Plant Jharsuguda:

i.	Advanced Pot Controller implementation and magnetic field compensation in pots.

ii.	Advanced Cathode for pots.

iii.	Use of VFD in pumps and fans.

iv.	Use of solar

v.	Cell in plant lighting and other office loads.

vi.	Use of sky pipe in CMW and Cast house.

vii.	Use of energy efficient LED and LEP lights for street lights.

viii.	Use of corrocoat coating for pumps of RPH.

CPP Plant Jharsuguda:

i.	Installation of VFD’s for HT DRIVES.

ii.	Truck tippler for phase-2.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Technology Absorption, Adaptation and Innovation
Efforts in brief made towards technology absorption, adaptation and innovation	Copper Business:
• In house punching machine for P-S Convertor.
• Ceramic blades for paddle mixer.
• Matte pouring from SCF.
• High impact pneumatic hammers in WHRB.
• Replacement of CI with Alloy pipes in Acid plant.
• ISA Duct replacement.
Iron Ore - Value Addition Business:
• Relining of BF2 & change in furnace shell.
• Introduction of GPH in Blast Furnace 2.
• Non Drainable Runner in Blast Furnace 2.
• In house development of Process Monitoring Model using Visual Basic Programme via PLC Server.
• Usage of Maximum Low Grade Goan Iron Ore in Blast Furnace.
• Dust extraction system while charging coal cake in coke ovens.
• Increasing semisoft coal to 44% in coal blend & Introducing 5% PCI Coal in Coal Blend.
Aluminium Business:
CPP Plant Jharsuguda:
• Selective Soot blowing in boilers.
• Condenser Chemical Cleaning.
Benefits derived as a result of above efforts e.g., product improvement, cost reduction, product development, import Substitution	Copper Business:
• Improvement in Working environment.
• Increase productivity.
Iron Ore - Value Addition Business:
• Increase in productivity & consistent operation.
• Complete utilisation of Waste gas heat & Reduction in usage of Fuel rate.
• Reduction in generation of Secondary low value products.
• Reduction in Off Grade & Customer Satisfaction.
• Reduction in Cost of Production.
• Clean Environment.
• Reduction in Cost of Production.
Aluminium Business:
CPP Plant Jharsuguda:
• Reduction in flue gas temperature hence boiler efficiency.
• Improvement in Station Vacuum.

In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), the following information may be furnished:

	Technology imported	Year of import	Has technology been fully absorbed
Copper Division	Prebaked aluminium smelter and power plant equipment.	2006	Yes

Iron Ore - Value Addition Business:	Blast Furnace 3 with advanced Pulverised Coal Injection & O2 Enrichment facility/ Sintering Technology - Agglomeration of Iron	2012 [BF & SP)	Yes
	Ore, Coke, and Flux Fines into Sintered Lumps/ New Pig Casting Machine is Imported under EPCG	2014 [New PCM]

Aluminium Business	Plant commissioned to its full capacity.	2006	Yes

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Vedanta Limited aims to build sustainable value for its stakeholders. The goal of the Company is to create a world-class diversified natural resource company. The vision of the Company is to be the leading natural resources company and to build a progressive organisation that all the stakeholders are proud of. Sustainability is at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Through oversight, review, and counsel, the Board establishes and promotes Vedanta’s business and organisational objectives and works towards achieving the same.

Company Philosophy on Corporate Governance

Corporate governance essentially involves balancing the interests of the many stakeholders in a company – these include its shareholders, management, customers, suppliers, financiers, government and the community, the system of rules, practices and processes by which a company is directed and controlled. It is about promoting corporate fairness, transparency and accountability. It ensures:

•	Adequate disclosures and effective decision making to achieve corporate objectives;

•	Transparency in business transactions;

•	Statutory and legal compliances;

•	Protection of shareholder interests;

•	Commitment to values and ethical conduct of business

The Company believes that its affairs shall be conducted by following the best practices and principles, irrespective of its relation to the customers, employees, stakeholders or the community. Its Corporate Governance structure is based on the following principles:

•	Trusteeship: A transparent and independent Board with a balanced composition and size can provide effective leadership to the Company. The Board is the trustee for all stakeholders.

•	Aim: Accountability, independence, effective internal surveillance, voluntary legal compliance and governing rules and procedures drive the Company’s Corporate Governance.

•	Entrepreneurship: The Company empowers the management and employees, especially women, to showcase strength, ownership, innovation and passion to excel and lead.

•	Creating value: The Company undertakes efficient resource management to enhance enterprise value and return on investment.
•	Concern and respect for people and environment: The Company works for the society and community.

Board of Directors

The Board of Directors (the “Board”) is the trustee to the stakeholders and is responsible for corporate strategy, drives strategic decisions, reviews major plans of action, including decisions concerning the

Company’s capital, such as capital restructure, capital returns and security issue and buy backs, and so on. Besides, the plans of action also include risk policy, review and approval of annual budgets and business plans and monitor performance against corporate strategy on a regular basis.

Composition, Directorship and Meetings

As on March 31, 2015 the Board comprised of seven Directors with Mr. Navin Agarwal as Executive Chairman, Mr. Thomas Albanese Chief Executive Officer, Mr. Tarun Jain, Whole Time Director and Mr. Dindayal Jalan, Whole Time Director & Chief Financial Officer and three Independent Non-Executive Directors Mr. Naresh Chandra, Mr. Ravi Kant and Ms. Lalita D. Gupte.

Mr. Gurudas Kamat Independent Director ceased as a member of the Board effective January 27, 2015 on his demise. Pursuant to Clause 49 of the Listing Agreement, the Board of Directors of the Company shall have an combination of Executive and Non-Executive Directors and not less than fifty percent of the Board of Directors comprising non-executive Director. A vacancy of Independent Director was created on the demise of Mr. Kamat.

Ms. Anuradha Dutt was appointed as an Additional and Independent Director for a fixed term of three (3) years effective April 27, 2015 to April 26, 2018 subject to shareholders approval.

The names and categories of the Directors on the Board, their attendance at Board meetings during the year and at the last Annual General Meeting, as also the number of Directorships and Committee memberships held by them in other companies are given below in Table A.

During the FY 2014-15, six (6) board meetings were held and the gap between two meetings did not exceed one hundred and twenty days. The dates of the meeting held were April 29, 2014, July 29, 2014, September 5, 2014, October 29, 2014, January 29, 2015 and March 27, 2015.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Table A:

Name of the Directors	Category	No. of Board meetings during the year 2014-15		Whether attended last AGM held on July 11, 2014	Number of Directorships in other public companies	Number of Committee** positions held in other public companies *
		Held	Attended			Member	Chairman
Navin Agarwal (1)	Executive Chairman	6	6	Yes	3	Nil	Nil
(DIN: 00006303)
Naresh Chandra	Independent Director	6	6	Yes	8	8	Nil
(DIN: 00015833)
Gurudas Kamat (2)	Independent Director	6	4	Yes	NA	NA	NA
(DIN: 00015932)
Ravi Kant	Independent Director	6	5	Yes	1	Nil	Nil
(DIN: 00016184)
Lalita Dileep Gupte	Independent Director	6	6	Yes	5	3	Nil
(DIN: 00043559)
Anuradha Dutt	Independent Director	Nil	Nil	No	Nil	Nil	Nil
(DIN:00145124)(3)
Thomas Albanese (4)	Chief Executive Officer	6	6	Yes	—	Nil	Nil
(DIN: 06853915)
Tarun Jain (5)	Whole Time Director	6	5	Yes	3	3	Nil
(DIN: 00006843)
Dindayal Jalan (6)	Whole Time Director &	6	6	Yes	4	2	1
(DIN: 00006882)	Chief Financial Officer

*	excluding private limited companies, foreign companies and Companies under Section 8 of the Companies Act, 2013.
**	only Audit Committee and Stakeholders Relationship Committee has been considered as per Clause 49 of the Listing Agreement.

Note: video/ tele-conferencing facilities were facilitated to members travelling in India or abroad for participation in the meeting on requirement basis.

Note:

(1)	Mr. Navin Agarwal was appointed as Executive Vice Chairman on August 17, 2013 for a period of five (5) years till July 31, 2018. He was re-designated as Chairman of the Company effective April 1, 2014.
(2)	On the sudden demise of Mr. G. D. Kamat he ceased to be an Independent Director effective January 27, 2015.
(3)	Ms. Anuradha Dutt was appointed as an Additional and Independent Director for a fixed term of three (3) years effective from April 27, 2015 to April 26, 2018 subject to shareholders approval.
(4)	Mr. Thomas Albanese was appointed Whole-time Director designated Chief Executive Officer for a term of three (3) years effective April 1, 2014 to March 31, 2017. This appointment was approved by the shareholders at the 49th Annual General Meeting held on July 11, 2014.
(5)	Mr. Tarun Jain was appointed Whole-time Director for a term of four (4) years effective April 1, 2014 to March 31, 2018. This appointment was approved by the shareholders at the 49th Annual General Meeting held on July 11, 2014.
(6)	Mr. Dindayal Jalan was appointed Whole-time Director designated as Chief Financial Officer effective April 1, 2014 to September 30, 2014 which was approved by the shareholders at the 49th Annual General Meeting held on July 11, 2014. This was further extended for a term of two (2) years effective October 1, 2014 to September 30, 2016 which was approved by shareholders through postal ballot results dated October 11, 2014.
(7)	The Independent Directors meets the criteria of being an Independent Director and an Independency certificate from them has been obtained.
(8)	The Independent Directors do not serve as Independent Director in more than seven listed companies and none of the Whole Time Directors serves as a Whole Time Director in more than three listed companies
(9)	The Term of the Independent Directors namely Mr. Naresh Chandra, Mr. Ravi Kant and Ms. Lalita D. Gupte has been fixed for a period of three years, i.e. January 29, 2015 to January 28, 2018.
(10)	None of the Independent Director is a member of more than ten committees or act as Chairman of more than five committees across all companies in which he / she is a member.
(11)	The Independent Directors of the Company meet the criteria of being an Independent Director as laid down in Clause 49 (II)(B) of the Listing Agreement.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

The Board Meetings in the ensuing year are decided tentatively well in advance and communicated to the Directors. The agenda along with the explanatory notes are generally sent in advance to the Directors. Additional meetings of the Board are held when deemed necessary by the Board.

Information given to the Board

The Company’s Board is presented with detailed notes, along with the agenda papers. The Board periodically reviews the compliance status of all laws applicable to the Company, as certified by all the departmental heads as well as steps undertaken to rectify instances of non-compliances. The Company provides the following information to the Board through the agenda papers, presentations and discussions:

•	Annual operating plans and budgets and any update thereof;

•	Capital budgets and any updates thereof;

•	Annual Accounts, Half-yearly and Quarterly results for the Company and operating divisions and business segments;

•	Updates on all projects, formation of new special purposes vehicles and any new business being undertaken;

•	Minutes of the meetings of the Audit Committee and other Committees of the Board;

•	Information on recruitment and remuneration of senior officers just below the level of Board, including the appointment or removal of Chief Financial Officer and Company Secretary;

•	Materially important show cause, demand, prosecution notices and penalty notices;

•	Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems;

•	Any material default in financial obligations to and by the Company, or substantial non-payment for goods sold by the Company;

•	Any issue, which involves possible public or product liability claims of substantial nature, including any judgement or order which, may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company;

•	Details of any joint venture or collaboration agreement;

•	Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;

•	Significant labour problems and their proposed solutions. Any significant development in human resources / industrial relations front like signing of wage agreement, implementation of voluntary retirement scheme, etc.;

•	Sale of material nature of investments, subsidiaries, assets, which is not in the normal course of business;
•	Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material;

•	Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer, etc.;

•	Statement of significant transactions and arrangements entered by unlisted subsidiary Companies;

•	Declaration of Dividend;

•	General notices of interest of Directors;

•	Internal audit findings (through the Audit Committee);

•	Subsidiary companies minutes, financial statements, significant investments and other significant transactions and arrangements, if any.

As on March 31, 2015, the Company has 53 subsidiaries. The subsidiaries of the Company have their own independent Board and Management in place. The Board of the Company has oversight of the material subsidiaries of the company and periodical review of key decisions, expansion, major Capex, internal control etc. The minutes of the material subsidiaries is periodically presented to the Board.

Selection / Appointment procedure

The Nomination and Remuneration Committee (NRC) evaluates the balance of knowledge, skill, professional and functional expertise, industry orientation, gender, age etc. on the Board and, in the light of this evaluation, prepare and recommend to the Board, a description of the role and capabilities required for a particular appointment. The Committee in their nomination process and while making recommendations to the Board, endeavour to have an optimum combination of directors from different fields/walks such as Management, Legal, Finance, Marketing, Human Resources, Bureaucracy, Public Policy etc. and adequate representation of women directors on the Board.

Issuance of appointment letter to Independent Director -

The Directors, Mr. Ravi Kant was appointed in casual vacancy on January 28, 2014 and Mr. Naresh Chandra and Ms. Lalita D. Gupte were appointed in casual vacancy on March 29, 2014 as Independent Directors but were not specifically appointed under Section 149 of the Act for a fixed term, as the provisions were notified on April 2014.

Subsequently, the Shareholders of the Company by way of Postal Ballot on March 30, 2015, approved the appointment of the Directors as Independent Directors for a fixed term of 3 (three) years with effect from the date of approval of appointment by the Board of Directors, i.e., January 29, 2015 up to January 28, 2018, not liable to retire by rotation.

Mr. Gurudas Kamat, Non-Executive Independent Director, who was appointed on December 22, 2005 ceased as an Independent Director effective January 27, 2015 on account of his sudden demise. Ms. Anuradha Dutt was appointed as an Additional and Independent Director for a fixed term of three (3) years effective from April 27, 2015 to April 26, 2018 subject to shareholders approval.

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Separate meetings of Independent Directors

A separate meeting of the Independent Directors was held on March 27, 2015 wherein the Independent Directors discussed the process of evaluating the performance of the non-independent directors and the Board as a whole, performance of the Chairperson of the Company taking into account the views of executive directors and non-executive directors, assessed the quality, quantity and timelines of flow of information between the Company management and the Board for the Board to effectively and reasonably perform their duties.

Board Familiarisation and Induction Programme

The Familiarisation Programme (“the Programme”) for Independent Directors of the Company familiarises their roles, rights, responsibilities in the Company, nature of the industry in which the Company operates, business model of the Company, etc., through various programmes. The Company circulates news and articles related to the industry on a regular basis and may provide specific regulatory updates and provide an opportunity to the Independent Directors to interact with the senior leadership team of the Company and help them to understand the Company’s strategy, business model, operations, service, markets, organisation structure, finance, human resources, technology, quality, facilities and risk management and such other areas as may arise from time to time.

The Company further follows a system of ‘Orientation Programme’ for any new Director who joins the Company’s Board. The concerned Director is taken through an orientation process, which includes plant visits and detailed presentation of the process and business of the Company, meeting with unit level and Senior Management team. The information / details about the Company from its date of incorporation, its growth, corporate actions, corporate acquisitions and plant visits to understand better the operational activities are presented to the newly inducted Board members.

The Independent Director visited the Company’s Iron Ore unit and principal subsidiary Company Cairn India Ltd. Barmer location and Hindustan Zinc Ltd. Chanderiya and Aqucha mines.

Remuneration of Directors

Information on remuneration of directors during the year ended March 31, 2015 is set forth in Table B below.

Table B: Remuneration paid or payable to Directors for the year ended March 31, 2015 and relationship with each other

							( in Crore)
Name of the Director	Relationship with other Directors	Sitting Fees [1]	Salary and Perquisites	Provident and Superannuation Funds	Commission to non- executive directors / performance incentive for the Executive Directors[2]	Total	No. of Stock- holding options of the Holding Company [3]
Navin Agarwal	None	—	9.09	1.28	3.75	14.12	3,67,500
Naresh Chandra	None	0.054	—	—	0.55	0.604	—
Gurudas Kamat	None	0.034	—	—	0.458	0.492	—
Ravi Kant	None	0.049	—	—	0.55	0.599	—
Lalita Dileep Gupte	None	0.048	—	—	0.55	0.598	—
Anuradha Dutt	None	NA	—	—	NA	NA	—
Thomas Albanese	None	—	5.31	0.49	—	5.80	1,70,000
Tarun Jain	None	—	6.54	0.74	1.75	9.03	2,41,750
Dindayal Jalan	None	—	3.13	0.15	0.85	4.13	1,14,000

Notes:

1.	Sitting fees are paid for Board level Committees like Audit Committee, Stakeholders Relationship Committee, Nomination and Remuneration Committee and Corporate Social Responsibility Committee.
2.	Commission to Non-Executive Independent Directors is payable for the financial year ended March 31, 2015. With respect to Executive Directors (Mr. Navin Agarwal, Mr. Thomas Albanese, Mr. Tarun Jain and Mr. D. D. Jalan), a performance based payment was made. The payment is based on both operational and financial performance of the Company.
3.	The Company’s holding Company, Vedanta Resources Plc. has granted its stock options to Company’s Executive Directors. The fair value for the year in relation to option granted to Mr. Navin Agarwal is 0.96 Crore, Mr. Tarun Jain is 1.96 Crore and Mr. Dindayal. Jalan is 1.07 Crore.

Code of business Conduct and Ethics

The Company has a well-defined and approved ‘Code of Business Conduct and Ethics’ (‘Code of Conduct’ / ‘CoC’) applicable to all Board members, Senior Management and employees of the Company, which also includes the applicable provisions of the U.K. Bribery Act, 2010. The CoC is available on the Company’s website (www.vedantalimited.com). All Board members and Senior Management personnel have affirmed compliance with the Code. The Chief Executive Officer (CEO) has also confirmed and certified the same (certification is enclosed at the end of this report). As an issuer of securities in the United States, the Company is subject to the US Foreign Corrupt Practices Act (FCPA). Other countries where we do business have their own anti-corruption laws. Accordingly, the Company, its subsidiaries and affiliates and all officials that act on behalf of the Company, its subsidiaries and affiliates comply fully with the FCPA and all applicable anti-corruption laws, in doing business anywhere in the world. Pursuant to Clause 49 (II)(E)(3) the Code of Conduct was suitably amended incorporating the duties of Independent Directors as per the Act, 2013.

Vigil Mechanism / Whistle blower Policy

As part of the Code of Conduct, the Company has a Whistle blower Policy, where any instance of non-adherence to the Policy or any observed unethical behaviour is to be brought to the attention of the Group Head of Management Assurance Services. During the year, the concerns reported under this mechanism have been scrutinised and appropriate actions undertaken. It is also confirmed that no personnel has been denied access to the Audit Committee.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Accounting Treatment in preparation of financial statements

The financial statements of the Company have been prepared on an accrual basis under historical cost convention and in accordance with Generally Accepted Accounting Principles in India to comply with the Accounting Standards specified under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules 2014 and the relevant provisions of the Companies Act, 2013.

Insider Trading Prohibition Policy

The Securities and Exchange Board of India vide notification dated January 15, 2015 notified The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 which shall be effective from May 15, 2015. The Company has amended its Insider Trading Prohibition Policy accordingly. The Company Secretary is the Compliance Officer.

The Company has instituted a comprehensive code of conduct for its directors, management and officers and the other connected persons with the Practices and Procedures for Fair Disclosure of Unpublished Price Sensitive Information, guidelines and procedures to be made while dealing with shares of the Company including the consequences of violations if any. The code clearly specifies, among other matters, that the Directors and specified employees of the Company can trade in the shares of the Company only during ‘Trading Window Open Period’. The trading window is closed during the time of declaration of results, dividend and material events, etc. as per the Code. Disclosure of shareholding is taken from all the directors and Designated Employees and other connected persons of the Company.

Committees of The Board

Audit Committee

The purpose of the Audit Committee (the “Audit Committee”) is to assist the Board with its oversight responsibilities. Section 177 of the Companies Act, 2013 (‘Act’) states that the Audit Committee of the Company shall act in accordance with the Terms of Reference (TOR) specified by the Board. In accordance of the above provisions of the Act and also taking into account the provisions of the Clause 49 of the Listing Agreement with the Stock Exchanges and NYSE Listing Manual, the Audit Committee will be responsible for the matters arising from terms of reference more particularly as stated in the Audit Charter, approved by the Board of Directors.

The functions of the Company’s Audit Committee include:

•	Oversight of the Company’s financial reporting process and the disclosure of its relevant information to ensure that the financial statement is correct, sufficient and credible;

•	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees;

•	Approval of payment to statutory auditors for any other services rendered by the statutory auditors;

•	Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:
•	Matters required to be included in the Director’s Responsibility Statement to be included in the Board’s report in terms of Clause (2c) of sub-section (3) of Section 134 of the Companies Act, 2013;

•	Changes, if any, in accounting policies and practices and reasons for the same

•	Major accounting entries involving estimates based on the exercise of judgment by management;

•	Significant adjustments made in the financial statements arising out of the audit findings;

•	Compliance with listing and other legal requirements relating to financial statements;

•	Disclosure of any related party transactions;

•	Qualifications in the draft audit report;

•	Reviewing, with the management, the quarterly financial statements before submission to the Board for approval;

•	Reviewing, with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, and so on), the statement of funds utilised for the purposes other than those stated in the offer document / prospectus / notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter;

•	Reviewing and monitoring the auditor’s independence and performance, and effectiveness of audit process;

•	Approval or any subsequent modification of transactions with related parties;

•	Scrutiny of inter-corporate loans and investments;

•	Valuation of undertakings or assets of the Company, wherever it is necessary;

•	Evaluation of internal financial controls and risk management systems;

•	Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems of the Company;

•	Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit;

•	Discussion with internal auditors any significant findings and follow up thereon;

•	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

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•	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern;

•	Looking into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors;

•	Investigate any activity within its terms of reference and to seek any information it requires from any employee;

•	Obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary;

•	Review of independence of auditors;

•	Reviewing the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;

•	Recommendation and appointment of the cost auditors;

•	Reviewing the Company’s risk management policies and functioning of the Whistle blower Mechanism;

•	Approval of appointment of Chief Financial Officer (CFO) (i.e. the Whole Time Finance Director or any other person heading the finance function or discharging that function) after assessing the candidate’s qualifications, experience and background, and others;

•	Reviewing any changes in the accounting policies or practices, as compared to the last completed financial year, and commenting on any deviation from the Accounting Standards; and

•	Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

The Company has systems and procedures in place to ensure that the Audit Committee mandatorily reviews:

•	Management Discussion and Analysis of financial condition and results of operations;

•	Statement of significant related party transactions (as defined by the Audit Committee) submitted by the management;

•	Management letters/letters of internal control weaknesses issued by the statutory auditors;

•	Internal audit reports relating to internal control weaknesses; and

•	Appointment, removal and terms of remuneration of the Chief Internal Auditor shall be subject to review by the Audit Committee.

The Company’s Audit Committee reviews the financial statements of the subsidiary companies, during the year. It also reviewed the investments made by the subsidiary companies, minutes of the Audit Committee meeting of those companies and statement of all significant transactions and arrangements entered into by the subsidiary companies. No Indian subsidiary of the Company falls under the term material non-listed Indian subsidiary as defined under Clause 49 of the Listing Agreement.

The Audit Committee is also appraised on information with regard to related party transactions by being presented with:

•	A statement in summary form of transactions with related parties in the ordinary course of business;

•	Details of material individual transactions with related parties, which are not in the normal course of business; and

•	Details of material individual transactions with related parties or others, which are not on an arm’s length basis, along with the management’s justification for the same.

Composition, names of members and attendance during the year

As on March 31, 2015, the Audit Committee comprised of three Independent Directors.

Table C: Composition of the committee and the details of meetings attended by the members

		No. of meetings during the year 2014-15
Name of the Member	Category	Held	Attended
Lalita D. Gupte (Chairperson)	Independent Director	5	5
Ravi Kant	Independent Director	5	4
Naresh Chandra	Independent Director	5	5
G. D. Kamat *	Independent Director	5	3

*	Mr. G. D. Kamat ceased as member effective January 27, 2015 on his demise.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Five Audit Committee Meetings were held during the financial year ended March 31, 2015 and the gap between two meetings did not exceed one hundred twenty days. The dates on which the Audit Committee Meetings were held are as follows: April 28, 2014, July 28, 2014, October 28, 2014, January 28, 2015 and March 27, 2015.

The Audit Committee Meetings are usually held at the Registered Office of the Company or Corporate Office in Mumbai and are attended by the CEO, Executive Director, Director Finance (Designate) and the representatives of Statutory Auditors and Internal Auditors. The Company Secretary & AVP - Legal, acts as the Secretary to the Audit Committee. The representatives of the Statutory Auditors are permanent invitees to the meeting. They have attended all the meetings during the year.

Nomination and Remuneration Committee

The Nomination & Remuneration Committee establishes the principles for the selection of candidates to the Board of Directors, selects candidates for the election or re-election to the Board of Directors and prepares a proposal for the Board of Directors’ decision.

The scope of the Committee

•	Assist the Board in identifying, interviewing and recruiting candidates including criteria for the independence evaluation of the Board of Directors;

•	Annually evaluate and report to the Board on the performance and effectiveness of the Board to facilitate the directors fulfilling their responsibilities in a manner that serves the interests of members of the organisation;
•	Obtain or perform an annual evaluation of the Committee’s performance and make applicable recommendations;

•	Review, at least once a year, the independence of the members of the Board of Directors;

•	Obtain or perform an annual evaluation of the Committee’s performance and make applicable recommendations;

•	Review the framework and processes for motivating and rewarding performance at all levels of the organisation; the resulting compensation awards, and make appropriate proposals for Board approval. In particular, recommending all forms of compensation to be granted to Directors, senior management and other employees of the Company;

•	Review of the Company’s Share Based Employee Benefit Scheme(s), if any, including overseeing the administration of the Scheme(s), formulating the necessary terms and conditions for such Scheme(s) like quantum of options/rights to be granted, terms of vesting, grant options/rights to eligible employees, in consultation with management; and allotment shares/other securities when options/ rights are exercised etc. and recommend changes as may be necessary; and

•	Regularly review and make recommendations about changes to the charter of the Nominations Committee.

Composition, names of members and attendance during the year

As of March 31, 2015, the Nomination & Remuneration Committee comprised of Independent Directors & Non-Executive Directors.

Table D: Composition of the Committee and the details of meetings held and attended by the members

		No. of meetings during the year 2014-15
Name of the Member	Category	Held	Attended
Naresh Chandra (Chairman)	Independent Director	5	5
Navin Agarwal *	Executive Chairman	5	1
Ravi Kant	Independent Director	5	5
G. D. Kamat **	Independent Director	5	3
Thomas Albanese ***	Chief Executive Officer	5	2
Tarun Jain ****	Whole Time Director	5	3

*	appointed effective October 29, 2014. During his tenure in the Committee, he did not chair any of the meeting.
**	Mr. GD Kamat ceased as member effective January 27, 2015 on his demise
***	ceased as a member with effect from October 29, 2014
****	ceased as a member with effect from March 27, 2015

Five Remuneration Committee Meetings were held during the financial year ended March 31, 2015 i.e. July 29, 2014, September 5, 2014, October 28, 2014, January 28, 2015 and March 27, 2015.

Managing and Executive Directors

The Company pays remuneration to its Whole-time Directors i.e. Chairman, CEO and CFO by way of salary, commissions, performance linked pay and perquisites and other benefit as per the terms agreed and executed with the Company. The remuneration is approved by the Board of Directors and is within the overall limits approved by shareholders of the Company.

Non-Executive Directors

Remuneration of the Non-Executive Directors of the Company by way of sitting fees and commission is decided by the Board of Directors. Payment of commission to any individual Non-Executive Director is determined by the Board and is broadly based on attendance, contribution at the Board Meetings and various Committee Meetings as well as time spent on various issues other than at these meetings. The Company pays sitting fees of 50,000 per Board Meeting, 50,000 per Audit Committee Meeting and 10,000 for other Committee Meetings to the Directors other than the Whole-time Directors.

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Additional Information on Directors seeking re-appointment at the ensuing Annual General Meeting

Mr. Thomas Albanese, DIN: 06853915

Name of the Director	Thomas Albanese

Date of Birth	September 9, 1957

Qualification	Mr. Thomas Albanese holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska.

Specialised Expertise	Mr. Albanese has rich experience and knowledge in mining and received the ‘Mining Foundation of the Southwest’ 2009 American Mining Hall of Fame Award, for his dedication, knowledge, leadership and inspiration to his peers in the mining industry.

Experience	Mr. Albanese has an experience of more than three decades in the area of mining and natural resources. Prior to joining the Company, he was CEO of Rio Tinto Plc, a global diversified mining company from May 2007 to January 2013.

No. of shares held in the Company	Nil

Directorship in Companies	Listed / Unlisted Public Companies

• Vedanta Limited (formerly Sesa Sterlite Limited)

Private Companies / Sec 8 Companies

None

Foreign Companies

• Vedanta Resources Plc

• Konkola Copper Mines

• Franco Nevada

Committee Positions	Member

Corporate Social Responsibility

Vedanta Limited (formerly Sesa Sterlite Limited)

Ms. Anuradha Dutt, DIN: 00145124

Name of the Director	Anuradha Dutt

Date of Birth	August 28, 1957

Qualification	Ms. Dutt earned her LL.M. from Columbia University, New York, USA, and her LL.B. from University of Delhi and has done her undergraduate degree in B.A. (Honours) History from St. Stephens’ College, Delhi University.

Specialised Expertise	Ms. Dutt is a prominent member of the legal community and brings more than three decades of experience in the legal field and has made substantial contributions to the field of law.

No. of shares held in the Company	Nil

Directorship in Companies	Listed / Unlisted Public Companies

• Vedanta Limited (formerly Sesa Sterlite Limited)

Private Companies / Sec 8 Companies

• Lexnovum Consultaire Private Limited

• Morrisett Litigators Private Limited

• D & M Corporate Consultants Private Limited

• Advent Corporate Services Private Limited

• Barkha Dutt Media Private Limited

Partner

• Dutt & Menon

• DuttMenon DunmorrSett

Foreign Companies

None

Committee Positions	Member

Nil

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Policy determining material subsidiaries

A policy formulating for determining material subsidiaries has been approved by the Board of Directors of the Company to determine the material subsidiaries of the Company and to provide the governance framework for such material subsidiaries.

The Policy as given below:

•	The Company, without the prior approval of the members by Special Resolution, shall not:

•	dispose shares in Material Subsidiaries that reduces its shareholding (either on its own or together with other subsidiaries) to less than 50%; or cease the exercise of control over the Subsidiary; except in cases where such disinvestment is made under a scheme of arrangement duly approved by a Court / Tribunal.

•	sell, dispose or lease the assets amounting to more than twenty percent of the assets of the material subsidiary on an aggregate basis during a financial year, unless the sale / disposal/ lease is made under a scheme of arrangement duly approved by a Court / Tribunal.

•	All material subsidiaries of the Company shall endeavour to seek in principle approval of the Vedanta Board or the Committee of Directors of the Board of Vedanta on certain matters reserved for the Board of Vedanta.

•	The Audit Committee of Board of the Company shall review the financial statements, in particular, the investments made by the unlisted subsidiary Company on an annual basis.

•	The minutes of the Board Meetings of the Unlisted Subsidiary Companies shall be placed before the Board of the Company on periodical basis.

•	The Management of the Company shall on a half yearly basis bring to the attention of the Board of Directors of the Company, a statement of all Significant Transactions and Arrangements entered into by the unlisted subsidiary company.

•	The Management shall present to the Audit Committee annually the list of such subsidiaries together with the details of the materiality defined herein.

•	One Independent Director of the Company shall be a director on the Board of the Material Non-Listed Indian Subsidiary Company.

The detailed policy on the material subsidiaries is available on the Company’s website www.vedantalimited.com

Policy on dealing with Related Party Transactions

During the financial year, the Company entered into transactions with Related Parties defined under the Companies Act, 2013 and Clause 49 of the Listing Agreement were done on arm’s length basis and in the ordinary course of business as per the Related Party Transaction Policy (RTP) of the Company, which was amended from time to time to align with the applicable laws/ regulations. The policy that is adopted in relation to RPT is given below and is available on the Company’s website www.vedantalimited.com

•	Identification of Related Parties (RP) – disclosures by Directors / Key Managerial Personnel including holding and subsidiary companies, associate, joint ventures by reviewing the group structure.

•	Identification of Related Party Transactions (RPT) – Transactions which are likely to be entered into with each related party and estimate value of such transactions before the beginning of each financial year to obtain necessary approvals in accordance with the policy.

•	Identification of transaction, whether it is in the ordinary course of business – RPT that are a part of regular operating activities and connected financial activities among RP of any organisation in similar business and size are considered to be in ordinary course of business.

Risk Management Committee

The purpose of the Risk Management Committee (RMC) of the Board of Directors (Board) of the Company is to assist the Audit Committee and the Board in fulfilling its Corporate Governance oversight responsibilities with regard to the identification, evaluation, and mitigation of operational, strategic and external environment risks. The Committee has overall responsibility for monitoring and approving the risk policies and associated practices of the Company. RMC shall function in accordance with the terms of reference covered under this Charter, such additional provisions as may be stipulated under Listing Agreement with Stock Exchanges, the Companies Act, 2013 (the Act) and other statutes or any modification or re-enactment thereof and best practices as may be specified by the Board from time to time.

Scope and Responsibility

•	annually review and approve the Risk Management Policy and associated frameworks, processes and practices of the Company.

•	ensure that the Company is taking appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities.

•	evaluate significant risk exposures of the Company and assess managements action to mitigate the exposures in a timely manner.

•	coordinate its activities with the Audit Committee in instances where there is no overlap with audit activities.

•	form and delegate authority to subcommittees when appropriate.

•	make regular reports to the Board.

•	have access to any internal information necessary to fulfill its oversight role. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

Composition, names of members and attendance during the year

As of March 31, 2015, the Risk Management Committee comprised of Independent Directors, Non-Executive Directors and Senior Executive.

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Table E: Composition of the Committee and the details of meetings held and attended by the members

		No. of meetings during the year 2014-15
Name of the Member	Category	Held	Attended
Thomas Albanese	Chief Executive Officer	1	1
Tarun Jain	Whole Time Director	1	1
D. D. Jalan	Whole Time Director & CFO	1	1
Dilip Golani	Director - Management Assurance System & Information Technology	1	1

The Committee shall induct on rotation basis One Business / Subsidiary CEO as its member, nominate one of the Senior Executive of the Company/Group to be the Risk Officer and the Company Secretary is the Secretary of the Risk Management Committee.

Stakeholders’ Relationship Committee

The Company has constituted a Stakeholders Relationship Committee of Directors to look into the redressal of complaints of investor such as transfer or credit of shares, non-receipt of dividend/ notices/ annual reports, etc.

Table F: Composition of the Committee and details of meetings held and attended by its members

		No. of meetings during the year 2014-15
Name of the Member	Category	Held	Attended
G. D. Kamat – Chairman *	Independent Director	3	3
Naresh Chandra **	Independent Director	3	3
Lalita D Gupte	Independent Director	3	3
D. D. Jalan	WTD and CFO	3	3

*	on sudden demise ceased as member effective January 27, 2015
**	ceased to be Member of the Committee effective March 26, 2015

Three meetings of the Committee were held during the Financial year ended March 31, 2015 i.e. April 28, 2014, July 28, 2014 and October 28, 2014.

The Committee reviews investor related issues and recommends measures to improve investor services. Minutes of the Shareholders/Investors Grievance Committee Meetings are circulated to the members of the Board.

Name, designation and address of Compliance Officer:

Mr. Rajiv Choubey, Company Secretary and AVP - Legal
Sesa Ghor, Patto,	Phone: + 91 832 2460720
Panaji – Goa	Fax: + 91 832 2460721
Email: comp.sect@vedanta.co.in

Table G: Number and nature /request of grievances for FY 2014-15

Sr. no	Nature of complaints /letters and correspondence	Received	Replied	Closing Balance
1	Share Transfers	431	431	—
2	Transmission of Shares /Deletion of the name of the share certificate	510	510	—
3	Change of Address /Updation of bank mandates / ECS /Updation of signature	1,157	1,157	—
4	Conversion into Remat & Demat /Split	1,281	1,281	—
5	Issuance of duplicate share certificates	201	201	—
6	Revalidation of dividend warrants	855	855	—
7	Clarification on shares transfers /Stop Transfers	1,177	1,177	—
8	Non-receipt of shares / new face value shares	704	704	—
9	Registration of Power of Attorney	20	20	—
10	Non-receipt of dividend	524	524	—
11	Non-receipt of Annual Reports	60	60
12	Inclusion / Updation of Nominee Shareholder	17	17	—
13	Communication to be in physical mode	225	225	—
14	Misc. requests / grievances	380	380	—

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Sr. no	Nature of complaints /letters and correspondence	Received	Replied	Closing Balance
15	Complaints received through Stock Exchanges, SEBI and Ministry of Corporate Affairs	—	—	—
	(a) Non receipt of shares	16	16	—
	(b) Non receipt of dividends	9	9	—
	(c) Non receipt of Annual Reports	2	2	—
	(d) Non receipt of redemption payments	3	3	—
	(e) Non updation of signatures	1	1	—
	(f) Sub-judice matters	1	1	—
	(g) Transmission of shares	1	1	—

	Total	7,575	7,575	—

There were no outstanding complaints as on March 31, 2015.

Share Transfer Committee

The transfer of equity shares of the Company is approved by the Share Transfer Committee, which meets regularly to approve share transfers. The Committee comprises of the following Executive Director and Executives of the Company: The Share Transfer Committee members are Mr. D. D. Jalan, WTD & CFO, Mr. G.R. Arun Kumar, Deputy CFO and Mr. Rajiv Choubey, Company Secretary & AVP - Legal. There were 25 meetings held during the year ended March 31, 2015. The number of pending share transfers as on March 31, 2015 was Nil.

Corporate Social Responsibility Committee

The Company’s Corporate Social Responsibility (CSR) Committee was constituted at the Board Meeting held on March 29, 2014 effective April 1, 2014 with Mr. Naresh Chandra, Chairman, Mr. Ravi Kant,

Mr. Thomas Albanese and Mr. Tarun Jain as members. The CSR Policy as recommended by the Committee was approved by the Board in its meeting held on July 29, 2014.

The primary function of the CSR Committee is to:

•	Focus on the Committee’s area and the impact on the overall socio-economic growth and empowerment of the Indian people.

•	Review the policy at regular intervals and recommend the amendment to the policy time to time.

•	Recommend the amount of expenditure to be incurred on the activities referred as per the approved policy and the Companies Act, 2013.

During the year the CSR Committee meeting was held on July 28, 2014.

Table H: Composition of the Committee and details of meetings held and attended by its members

		No. of meetings during the year 2014-15
Name of the Member	Category	Held	Attended
Mr. Naresh Chandra, (Chairman)	Independent Director	1	1
Mr. Ravi Kant	Independent Director	1	1
Mr. Thomas Albanese	CEO	1	1
Mr. Tarun Jain	WTD	1	1

General Meetings

Table I: Last Three Annual General Meetings:

Year	Location	Date & Time	Special Resolutions passed
2011-2012	Dinanath Mangeshkar Kala Mandir Auditorium at Kala Academy, Panaji, Goa	July 3, 2012 at 10.00 am	None
2012-2013	Hotel Mandovi, Panaji Goa	June 27, 2013 at 10.00 am	None
2013-2014	Main Hall of Institute Menezes Braganza, Panaji, Goa	July 11, 2014 at 11.00 am	• Re-appoint Mr. M. S. Mehta as Whole Time Director designated as Chief Executive Officer for the period January 1, 2014 to March 31, 2014
• Appoint Mr. Thomas Albanese as Whole Time Director, designated as Chief Executive Officer for the period April 1, 2014 to March 31, 2017
• Appoint Mr. Tarun Jain as Whole Time Director for the period April 1, 2014 to March 31, 2018
• Appoint Mr. Dindayal Jalan as Whole Time Director designated as Chief Financial Officer for the period April 1, 2014 to September 30, 2014
• Payment of commission to Independent / Non-Executive Directors of the Company
• Payment of commission to Independent / Non-Executive Directors of the Company and erstwhile Sterlite Industries (India) Limited

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Postal ballot

The Notice dated September 5, 2014 was sent to the members of the Company and the last date for receipt of postal ballot forms and e-voting was Friday, October 10, 2014 and the results were declared on Saturday, October 11, 2014. Advocate R. G. Ramani from Panaji, Goa was appointed as the Scrutinizer to conduct the postal ballot voting process in a fair and transparent manner. The postal ballot notice and the results were made available on the Company’s website www.vedantalimited.com (www.sesasterlite.com) and the Registrar & transfer Agents M/s Karvy Computershare website https://evoting.Karvy.com. According to the Scrutinizer’s report, the Resolutions were passed by the requisite majority.

Table J: Details of the voting results

c	RESOLUTION	ASSENT			DISSENT			INVALID			TOTAL
		No. of Share- holders Voted	No. of Shares	% of total shares received through postal ballot	No. of Share- holders Voted	No. of Shares	% of total shares received through postal ballot	No. of Share- holders Voted	No. of Shares	% of total shares received through postal ballot	No. of Share- holders Voted	No. of Shares	% of total shares received through postal ballot
1	Special Resolution for increase in borrowing limits of the Company as per the provisions of Section 180(1)(c) of the Companies Act, 2013.	2789	2231551020	99.82	194	2564497	0.11	73	1565936	0.07	3056	2235681453	100.00
2	Special Resolution for creation of charge / mortgage over the properties of the Company for the purpose of borrowing as per the provisions of Section 180(1)(a) of the Companies Act, 2013;	2744	2231492669	99.81	229	2587036	0.12	82	1601678	0.07	3055	2235681383	100.00
3	Special Resolution for Private Placement of Non-Convertible Debentures (NCDs) or other Debt Securities;	2724	2221397129	99.36	242	4591811	0.21	88	9692613	0.43	3054	2235681553	100.00
4	Special Resolution for issuance of Securities up to 6,000 Crore;	2788	2230056549	99.75	191	4056677	0.18	72	1568180	0.07	3051	2235681406	100.00
5	Special Resolution for Private Placement of Non-Convertible Debentures or other Debt Securities with warrants for up to 4,000 Crore;	2542	2063587105	92.30	444	170527295	7.63	76	1566906	0.07	3062	2235681306	100.00
6	Special Resolution for increase in limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees;	2488	2040221012	91.26	473	185254398	8.29	100	10206146	0.45	3061	2235681556	100.00
7	Special Resolution for re-appointment of Mr. Dindayal Jalan as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company; and	2814	2233494909	99.92	163	133896	0.01	73	1652550	0.07	3050	2235281355	100.00
8	Special Resolution for revision in the remuneration of the Whole Time Directors of the Company.	2596	2223048685	99.43	349	2680623	0.12	103	9952079	0.45	3048	2235681387	100.00

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Postal ballot

The Notice dated February 20, 2015 was sent to the members of the Company and the last date for receipt of postal ballot forms & e-voting was Saturday, March 28, 2015 and the results were declared on Monday, March 30, 2015. Advocate R. G. Ramani from Panaji, Goa was appointed as the Scrutinizer to conduct the postal ballot voting process in a fair and transparent manner. The postal ballot notice and the results were made available on the Company’s website www.vedantalimited.com (www.sesasterlite.com) and the Registrar & transfer Agents M/s Karvy Computershare website https://evoting.Karvy.com. According to the Scrutinizer’s report, the Resolutions were passed by the requisite majority.

Table K: Details of the voting results

c	RESOLUTION	ASSENT			DISSENT			INVALID			TOTAL
		No. of Share- holders Voted	No. of Shares	% of total shares received through postal ballot	No. of Share- holders Voted	No. of Shares	% of total shares received through postal ballot	No. of Share- holders Voted	No. of Shares	% of total shares received through postal ballot	No. of Share- holders Voted	No. of Shares	% of total shares received through postal ballot
1	Change of the name of the Company from “Sesa Sterlite Limited” to “Vedanta Limited”	3926	2260448700	96.95	172	70055483	3.00	183	1119782	0.05	4281	2331623965	100.00
2	Adoption of new Articles of Association of the Company in conformity with provisions of Companies Act, 2013	3884	2310977993	99.11	146	19489533	0.84	254	1155622	0.05	4284	2331623148	100.00
3	Appointment of Mr. Ravi Kant (DIN: 00016184) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from January 29, 2015 to January 28, 2018.	3860	2330008095	99.93	167	365311	0.02	256	1249700	0.05	4283	2331623106	100.00
4	Appointment of Ms. Lalita Dileep Gupte (DIN: 00043559) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from January 29, 2015 to January 28, 2018.	3845	2329833399	99.93	174	538655	0.02	264	1251644	0.05	4283	2331623698	100.00
5	Appointment of Mr. Naresh Chandra (DIN: 00015833) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from January 29, 2015 to January 28, 2018.	3802	2283806212	97.95	198	37841985	1.62	283	9974845	0.43	4283	2331623042	100.00
6	Approval of Vedanta Employees Stock Option Scheme (ESOS) and issue of Securities to the Employees of the Company.	3485	1983594839	85.07	521	338200342	14.51	281	9827241	0.42	4287	2331622422	100.00
7	Approval of Vedanta Employees Stock Option Scheme (ESOS) to the Employees of the holding/ subsidiary/ associate company(ies) of the Company.	3453	1983619892	85.08	549	338169616	14.50	285	9832386	0.42	4287	2331621894	100.00
8	Authorise ESOS Trust for Secondary Acquisition	3395	1976890728	84.79	515	344823753	14.79	375	9908444	0.42	4285	2331622925	100.00

Note:

During the year, there were no Vedanta Employee Stock Option Scheme (ESOS) issued and no secondary acquisition was made by the ESOS trust.

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Special Resolutions

Table L: Details of special resolutions passed in the General Meetings/ through Postal ballot during the last three financial years are as follows:

Date of General Meeting	Number of Special Resolutions passed	Details of the Special Resolutions
June 19, 2012 (Court Convened Meeting)	1

Approval to the arrangement as embodied in the Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors.

June 19, 2012 (Court Convened Meeting)	1	Approval to the Amalgamation as embodied in the Scheme of Amalgamation of Ekaterina Limited and Sesa Goa Limited and their respective Shareholders and Creditors.

January 21, 2014 (postal Ballot)	2	1	Approval for increase in borrowing limits of the Company as per the provisions of Section 180(1)(c) of the Companies Act, 2013.

		2	Approval for creation of charge / mortgage over the properties of the Company for the purpose of borrowing as per the provisions of Section 180(1)(a) of the Companies Act, 2013.

October 11, 2014 (postal Ballot)	8	1	Increase in borrowing limits of the Company as per the provisions of Section 180(1)(c) of the Companies Act, 2013.

		2	Creation of charge / mortgage over the properties of the Company for the purpose of borrowing as per the provisions of Section 180(1)(a) of the Companies Act, 2013.

		3	Private Placement of Non-Convertible Debentures (NCDs) or other Debt Securities.

		4	issuance of Securities up to 6,000 Crore;

		5	Private Placement of Non-Convertible Debentures or other Debt Securities with warrants for up to 4,000 Crore.

		6	Increase in limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees.

		7	Re-appointment of Mr. Dindayal Jalan as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company.

		8	Revision in the remuneration of the Whole Time Directors of the Company.

March 30, 2015 (postal ballot)	5	1	Change of the name of the Company from “Sesa Sterlite Limited” to “Vedanta Limited”.

		2	Adoption of new Articles of Association of the Company in conformity with provisions of Companies Act, 2013.

		3	Approval of Vedanta Employees Stock Option Scheme (ESOS) and issue of Securities to the Employees of the Company.

		4	Approval of Vedanta Employees Stock Option Scheme (ESOS) to the Employees of the holding/subsidiary/associate company(ies) of the Company.

		5	Authorise ESOS Trust for Secondary Acquisition.

Additional Shareholders’ Information

Annual General Meeting

Date: Saturday, July 11, 2015

Time: 11.00 A.M.

Venue: Panjim Community Center Near Four Pillars Mala, Panaji, Goa

Book Closure

The dates of book closure are Wednesday, July 8, 2015 to Friday, July 10, 2015 (both days inclusive).

Dividend

The Board of Directors in its meeting held on October 29, 2014 approved an Interim Dividend of 1.75 (175%) per share on equity share of 1/- each. The Company fixed Wednesday, November 5,2014 as the record date which was paid before the due date.

The Board of Directors have recommended a final dividend of  2.35 per equity share for FY 2014-15. The dividend of  2.35 (235%) per equity share shall be paid on or before the due date, i.e. August 8, 2015, subject to approval by the shareholders at the Annual General Meeting to be held on July 11, 2015.

The total dividend including the interim dividend for FY 2014-15 is  4.10 per share.

129

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Contact Information

Company’s Registered Office Address	Registrar and Transfer Agent

Vedanta Limited (earlier known as Sesa Sterlite Limited / Sesa Goa Limited),

Sesa Ghor,

20 EDC Complex,

Patto, Panaji,

Goa 403001, India

Tel: 0832 2460601 / Fax: 0832 2460721 Email id: comp.sect@vedanta.co.in

Karvy Computershare Private Limited Karvy Selenium Tower B, Plot 31-32, Gachibowli Financial District, Nanakramguda Hyderabad – 500 032 Tel: 040 6716 2222
Website: www.vedantalimited.com	Fax: 040 2300 1153
CIN: L13209GA1965PLC000044	Email: einward.ris@karvy.com
Compliance Officer	Investor Relations
Rajiv Choubey	Institutional Investors / Analysts
Company Secretary & AVP-Legal	Ashwin Bajaj, Director
Tel: 0124 – 4593 000	Tel: 022 6646 1000
email: comp.sect@vedanta.co.in	email: ir@vedanta.co.in
Corporate Communications	Retail Shareholers
Roma Balwani, President	Rajiv Choubey
Tel: 022 6646 1000	Company Secretary & AVP-Legal
email: gc@vedanta.co.in	Tel: 0124 – 4593 000
email: comp.sect@vedanta.co.in

Means of Communication

In order to support the ‘Green Initiative’ undertaken by the Ministry of Corporate Affairs, the Company sent Annual Reports, Intimation for dividend payment, Notices related to General Meetings and Postal Ballot by email to those shareholders whose email ids are registered with the Company. They are also sent in hard copies to those shareholders whose email ids are not registered. Besides the Company also places all its Quarterly, Half Yearly, Annual Report, Notices to shareholders for their approvals, announcements, press releases, investor Analysts presentation are made available on the website of the Company www.vedantalimited.com. During the year, the quarterly results of the Company’s performance have been published in leading newspapers such as The Economic Times in English and in one of the local dailies, i.e. in the vernacular language. At the receipt of request for hard copies, they are also sent to the shareholders separately.

Financial Calendar for the year April 1, 2015 to March 31, 2016

For the year ended March 31	2014 - 2015	2015-2016 (Tentative)
Financial results for Q.E. June	July 29, 2014	End July 2015
Financial results for Q.E. Sept.	October 29, 2014	End October 2015
Financial results for Q.E. Dec.	January 29, 2015	End January 2016
Financial results for Q.E. March	April 29, 2015	End April 2016

Listing on Stock Exchanges Stock Codes

Stock Exchange Codes (Earlier Sesa Sterlite Limited)

Name of the Stock Exchange	Stock Code	ISIN code
The National Stock Exchange of India (NSE)	SSLT	INE205A01025
BSE Limited (BSE)	500295
New York Stock Exchange for American Depository Shares (ADS)	SSLT	CUSIP 78413F103

Now Vedanta Limited

Name of the Stock Exchange	Stock Code	ISIN code
The National Stock Exchange of India (NSE)	VEDL	INE205A01025
BSE Limited (BSE)	500295
New York Stock Exchange for American Depository Shares (ADS)	VEDL	CUSIP 92242Y100

Notes:

1)	The listing fees to the Indian Stock Exchanges for listing of equity shares have been paid for the FY 2015-16
2)	Listing fees to the New York Stock Exchange will be paid by the Company for FY 2015-16 on receipt of invoice
3)	Annual Custodial fees for FY 2015-16 will be paid by the Company to National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) on receipt of invoices from them.

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Market Price Data

High, Low (based on the closing prices) and the number of shares traded during each month during the year 2014-15 on the National Stock Exchange Limited (NSE), BSE Limited (BSE) and the New York Stock Exchange, US (NYSE) is given below:

	NSE				BSE				NYSE
	High ( )	Low ( )	No. of shares traded (in Crore)	Monthly Turnover ( in Crore)	High ( )	Low ( )	No. of shares traded (in Crore)	Monthly Turnover ( in Crore)	High (US$)	Low (US$)	Volume (Nos.)
April	207.00	182.20	14.01	2716.69	206.95	182.20	1.59	307.90	13.19	12.16	34,44,245
May	285.00	178.00	26.46	6328.26	282.45	178.00	4.36	1053.79	18.97	11.71	78,71,645
June	318.30	275.60	16.50	4911.29	318.40	275.55	2.64	778.46	21.36	18.70	72,45,222
July	316.50	277.50	15.29	4528.43	314.95	277.80	2.22	655.67	20.86	18.68	39,14,582
August	305.50	267.00	9.66	2744.89	305.30	267.60	0.92	263.93	19.62	17.38	24,21,214
September	291.35	266.15	11.14	3130.14	291.25	266.00	0.98	275.49	18.99	17.21	43,73,075
October	276.40	218.90	10.26	2556.03	276.50	219.25	1.00	248.51	17.46	14.86	48,72,260
November	263.90	229.85	7.18	1741.30	263.55	230.00	0.76	185.06	17.18	14.67	22,15,321
December	245.95	190.10	10.36	2250.19	245.35	191.15	1.06	231.82	15.41	11.43	55,97,458
January	225.30	185.85	10.87	2200.32	225.00	186.50	1.17	237.19	14.07	11.90	26,03,561
February	224.90	197.55	8.10	1722.60	224.65	197.55	1.14	242.15	14.34	12.87	33,35,387
March	225.00	183.75	8.69	1707.62	225.00	183.75	1.11	217.78	14.38	11.79	36,32,989

(The aforesaid data is obtained from the website of BSE, NSE and NYSE)

Performance of the share price of the Company:

Chart A: Company’s Share Performance versus BSE Sensex

200 150 100 50 0 VEDL BSE Sensex

1-Apr-14
1-May-14
1-Jun-14
1-Jul-14
1-Aug-14
1-Sep-14
1-Oct-14
1-Nov-14
1-Dec-15
1-Jan-15
1-Feb-14
1-Mar-15

Chart B: Company’s Share Performance versus CNX NIFTY

200 150 100 50 0 VEDL CNX Nifty

1-Apr-14
1-May-14
1-Jun-14
1-Jul-14
1-Aug-14
1-Sep-14
1-Oct-14
1-Nov-14
1-Dec-15
1-Jan-15
1-Feb-14
1-Mar-15

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Distribution of shareholding

Shareholding according to shareholders class as on March 31, 2015

Shareholding of Nominal value of 1/-	No. of shareholders	% of Total shareholders	Number of shares held	Shareholding (%)
1 – 5000	359770	98.32	96083166	3.24
5001 – 10000	3545	0.97	25844442	0.87
10001 – 20000	1332	0.36	18520987	0.62
20001 – 30000	328	0.09	7955630	0.27
30001 – 40000	207	0.06	7147868	0.24
40001 – 50000	80	0.02	3603452	0.12
50001 – 100000	158	0.04	11264684	0.38
100001 & Above	495	0.14	2794274010	94.26
Total	365915	100.00	2964694239	100.00

Shareholding according to ownership

		March 31, 2015
		No. of shares held	Percentage of shareholding
Sr. No.	Category	Face value 1/-
a.	Promoters’ holding
	Indian promoters	567236	0.02
	Foreign promoters (excluding ADR)	1764165424	59.51
	Public Shareholding
b.	Banks, Mutual funds, Financial Institutions, Insurance Companies (Central/State Govt. Institutions/ Non-Govt. Institutions)	167896335	5.66
c.	FIIs /Foreign Corporate Bodies	514288085	17.35
d.	Private Corporate Bodies	78075520	2.63
e.	Indian Public	157354923	5.31
f.	NRIs	4322392	0.15
g.	Trust	46693809	1.57
h.	H U F	6060564	0.20
i.	Clearing Members	975006	0.03
j.	Foreign Bodies-DR	2957757	0.10
k	Foreign Nationals	5400	0.00
l.	Qualified Foreign Investor-Individual	—	—
m.	American Depository Receipts	221331788	7.47
	Grand Total	2964694239	100.00

Paid up capital as on March 31, 2015 was 2,964,689,439 equity shares of Re.1/- each

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Top Ten Shareholders (including holding of less than 1% of the Capital) as on March 31, 2015

Name of Shareholder	No. of Shares held	Shareholding (%)
Twin Star Holdings Limited*	1280084749	43.18
Finsider International Company Limited	401496480	13.54
Citibank N.A. New York, NYADR Department	221331788	7.47
Franklin Templeton Investment Funds	69906539	2.36
Life Insurance Corporation of India	52386117	1.77
Westglobe Limited	44343139	1.50
Bhadram Janhit Shalika	42608460	1.44
Welter Trading Limited	38241056	1.29
Vanguard Emerging Markets Stock Index Fund, A series of Vanguard International Equity Index Fund	24628653	0.83
Stichting Pension Funds ABP	23112976	0.78

*	in addition, Twin Star Holdings Limited holds 24,823,177 American Depository shares (ADS) representing 99,292,708 equity shares of 1/- each wherein Citibank NA, New York is the depository for all ADS

Unclaimed Shares

Pursuant to the SEBI Circular and Clause 5A of the Listing Agreement regarding the procedure to be adopted for unclaimed shares issued in physical form in public issue or otherwise the Company has a separate demat account in the title of ‘Vedanta Limited – Unclaimed Suspense Account’ with M/s Karvy Stock Broking Limited.

As per Clause 5A of the Listing Agreement, the below details are required to be provided in the Annual Report.

Description	No. of shareholders	No. of Equity shares of Re 1 each
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year;	1,076	14,52,585
Number of shareholders who approached issuer for transfer of shares from suspense account during the year;	14	32,388
Number of shareholders to whom shares were transferred from suspense account during the year;	14	32,388
The voting rights on these shares shall remain frozen till the rightful owner of such shares claims the shares.	1,062	14,20,197

Share Transfer System

The Registrar and Share Transfer Agents, Karvy Computershare Pvt. Ltd., Hyderabad, are authorised by the Board for processing of share transfers, which are approved by the Company’s Share Transfer Committee. This Committee meets fortnightly for the share transfer approval lodged of each deed except those rejected on technical grounds

Pursuant to Clause 47(c) of the Listing Agreement with the Stock Exchanges, on half-yearly basis, certificates have been issued by a Company Secretary-in-Practice for due compliance of share transfer formalities by the Company. Also, pursuant to Regulation 55A of SEBI (Depositories and Participants) Regulations, 1996, certification is done by a Company Secretary-in-Practice regarding timely dematerialisation of the shares of the Company.

De-materialisation of shares

Trading in equity shares of the Company is permitted only in dematerialised form w. e. f. May 31, 1999 as per notification issued by the Securities and Exchange Board of India (SEBI). 97.82 % of the equity shares of the Company have been dematerialised as on March 31, 2015.

Outstanding GDRs/ADRs/Warrants/Options

The Company had issued 5,000 Foreign Currency Convertible Bonds (FCCBs) aggregating to US$ 500 million which were convertible by bondholders into Shares, at any time on and after December 9, 2009, up to the close of business on October 24, 2014 or, if the Bonds shall have been called for redemption before the relevant maturity date, then up to the close of business on a date not later than seven business days prior to the date fixed for redemption thereof. During FY 2009-10 and FY 2010-11, total 2,832 bonds have been converted to 39,188,159 equity shares. No bonds have been converted during FY 2011-12, FY 2012-13 and FY 2013-14. These FCCBs has been redeemed on October 31, 2014.

Erstwhile Sterlite Industries (India) Limited (SIIL) has outstanding Foreign Currency Convertible Notes (FCCNs) to the tune of US$ 500 million. FCCNs are convertible into SIIL ADSs at a conversion rate of 42.8688 ADSs per US$ 1,000 principal amount of notes, which is equal to a conversion price of approximately US$ 23.33 per SIIL ADS. Post merger FCCNs of SIIL are convertible into Sesa ADSs at a conversion rate of 25.7213 ADSs per US$ 1,000 principle amount of notes which is equal to a conversion price of approximately US$ 38.88 per Sesa ADS. These FCCBs has been repaid on October 30, 2014.

In June 2007 and July 2009, erstwhile Sterlite Industries (India) Ltd issued 150,000,000 and 131,906,011 American Depository Shares (ADS), which are listed and traded in the New York Stock Exchange (NYSE). Pursuant to the Scheme of Amalgamation and Arrangement, American Depository Shares were listed with NYSE of which 221,331,788 representing ADS were outstanding as on March 31, 2015. As of the year end there were 9 registered holders of the ADS’s. Citibank N.A., New York acts as the Depository for the ADS / ADR issued by the Company.

Details of Public Funding Obtained in the last three years

Financial Year	Amount raised through Public Funding	Effect on paid up Equity Share Capital
2011-2012	Nil	Not Applicable
2012-2013	Nil	Not Applicable
2013-2014	Nil	Not Applicable

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Report on Corporate Governance

Non Convertible Debentures

The following Secured Redeemable Non-Convertible Debentures (NCDs) are listed with the BSE Limited and ISIN number with National Securities Depositories Limited

Sr. no.	Description	Date of allotment	No. of NCDs	Face value	ISIN no
1	11.50% Rated Taxable Secured Redeemable Non Convertible Debentures	October 23, 2008	266	10 Lakhs each	INE704J07017
2	9.40% Private Placement of Secured Redeemable Non-Convertible Debentures	October 25, 2012	5,000	10 Lakhs each	INE268A07103
3	9.40% Private Placement of Secured Redeemable Non-Convertible Debentures	November 27, 2012	5,000	10 Lakhs each	INE268A07111
4	9.24% Private Placement of Secured Redeemable Non-Convertible Debentures	December 6, 2012	5,000	10 Lakhs each	INE268A07129
5	9.24% Private Placement of Secured Redeemable Non-Convertible Debentures	December 20, 2012	5,000	10 Lakhs each	INE268A07137
6	9.10 % Private Placement of Secured Redeemable Non Convertible Debentures	April 5, 2013	25,000	10 Lakhs each	INE268A07145
7	9.17 % Private Placement of Secured Redeemable Non Convertible Debentures	July 4, 2013	7,500	10 Lakhs each	INE268A07152
8	9.17 % Private Placement of Secured Redeemable Non Convertible Debentures	July 5, 2013	4,500	10 Lakhs each	INE268A07160
9	9.36% Private Placement of Secured Redeemable Non Convertible Debentures	October 30, 2014	9,750	10 Lakhs each	INE205A07014
10	9.36% Private Placement of Secured Redeemable Non Convertible Debentures	October 30, 2014	5,250	10 Lakhs each	INE205A07022

Debenture Trustees		Registrar & Transfer Agent
Axis Trustee Services Limited	IL&FS Trust Company Ltd.	Karvy Selenium Tower B,
2nd Floor, Wadia International Centre,	The IL&FS Financial Centre, Plot C – 22,	Plot 31-32,
Pandurang Budhkar Marg	G Block,	Gachibowli Financial District,
Worli, Mumbai – 400 025	Bandra Kurla Complex	Nanakramguda,
	Bandra (East),	Hyderabad - 500032
Mumbai – 400 051

Secretarial Audit

A Secretarial Audit for the FY 2014-15 was carried out by Dr. K. R. Chandratre, practicing Company Secretary, past president of the Institute of the Company Secretaries of India and has authored various books and publications on Companies Act. The report of said Secretarial Audit forms a part of this annual report.

Disclosures

Subsidiary Companies

Clause 49 defines a ‘material non-listed Indian subsidiary’ as an unlisted subsidiary, incorporated in India, whose income or net worth (i.e. paid up capital and free reserves) exceeds 20% of the consolidated turnover or net worth respectively, of the listed holding Company and its subsidiaries in the immediately preceding accounting year.

As on March 31, 2015, the Company has no such material non-listed subsidiaries.

All subsidiary companies of the Company are Board managed with their Boards having the rights and obligations to manage such companies in the best interest of their stakeholders The Company monitors performance of subsidiary companies, inter alia, by the following means:

(a)	Financial statements, in particular the investments made by the unlisted subsidiary companies, are reviewed quarterly by the Audit Committee of the Company.
(b)	All minutes of Board meetings of the unlisted subsidiary companies are placed before the Company’s Board regularly.

(c)	A statement containing all significant transactions and arrangements entered into by the unlisted subsidiary companies is placed before the Company’s Board.

Materially Significant Related Party Transactions

The Board has received disclosures from Key Managerial Personnel relating to material financial and commercial transactions where they and or their relatives have personal interest.

Transactions with related parties are disclosed in note no. 49 of the Financial Statements in the Annual Report. In the opinion of the Board, the transactions during FY 2014-15 between Vedanta Limited and its subsidiaries have been done at arm’s length.

Non-compliance by the Company, penalties, strictures imposed by Stock Exchange or SEBI or any statutory authority on any matter related to capital markets during the last three years

The Company has complied with all the requirements of regulatory authorities. No penalties or strictures were imposed on it by the stock exchanges or SEBI or any statutory authority on any matter related to capital market during the last three years.

134

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Compliance Report on Non-Mandatory requirements under Clause 49

The Board – The Chairman of the Company is an Executive Director and maintains the Chairman’s office at the Company’s expenses.

Shareholder Rights – The Company sent to those shareholders whose email id was registered, a half yearly financials and performance of the Company. As per requirements, the half yearly financial results and production release was made available in the Company’s website www.vedantalimited.com

Audit Qualifications – There were no qualification by the auditors on the financial statements of the Company.

Separate posts of Chairman and CEO – The Company has a separate Chief Executive Officer.

Reporting of Internal Auditor – The Audit Committee is briefed through discussion and presentation the observations, review, comments, recommendations etc. through Internal Audit presentation by the Internal Auditor of the Company.

CEO/CFO Certification – The CEO and CFO certification pursuant to Clause 49 of the Listing Agreement certifying inter-alia that the financial statements do not contain any untrue statement and these represent a true and fair view of the affairs of the Company. The certification for the year is enclosed annexure forming part of the Annual Report.

Following amounts have been transferred to IEPF during the year.

Particulars	Date of declaration / payment	Due Date for transfer	Date of Transfer	Amount transferred in
Interim Dividend 2006-07	17-03-2007	20-05-2014	22-05-2014	12,04,965/-
Final Dividend 2006-07	29-09-2007	28-11-2014	24-11-2014	44,76,625/-
Final Dividend 2007-08	22-01-2008	21-03-2015	21-03-2015	24,81,330/-

Plant Locations

Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods and Captive Power Plant	SIPCOT Industrial Complex, Madurai By-pass Road, T.V. Puram PO, Tuticorin – 628 002 Tamil Nadu
Copper Cathodes (Refinery) and Continuous Cast Copper Rods	1/1/2 Chinchpada, Silvassa – 396 230 Union Territory of Dadra and Nagar Haveli
Continuous Cast Copper Rods	209-B, Piparia Industrial Estate, Piparia, Silvassa – 396 230, Union Territory of Dadra and Nagar. Haveli
Iron Ore – Mining	•	Codli, Sanguem Goa
	•	Madakeritura and other villages in Holakere and Chitradurga dist;l, Karnataka.
Pig Iron	•	Navelim / Amona Village, Bicholim Taluka, Goa
Metallurgical Coke (Met Coke)	•	Navelim / Amona Village, Bicholim Taluka, Goa
Aluminium Smelters	•	PMO Office, Bhurkahamuda, PO-Sripura, Dist – Jharusuga, Odisha, Pin – 768 202
Alumina Refinery	•	Alumina Refinery Project, At / PO – Lanjigarh, Via – Viswanathpur, Kalahandi, Lanjigarh, Odisha, Pin – 766 027
Aluminium	•	Mettur Dam R. S. - 636 402, Salem District, Tamil Nadu
Power	•	PMO Office, Bhurkahamunda PO - Sripura, Dist - Jharsuguda Odisha, Pin-768202 and at Amona, Goa (erstwhile Goa Energy Limited
Paper	•	Vyara, Surat (erstwhile Sterlite Infra Limited)

Certification on Code of Conduct and Ethics by CEO of the Company

As the Chief Executive Officer of Vedanta Limited and as required under Clause 49 of the Listing Agreement with the Stock Exchanges, I hereby declare that all the Board members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Conduct for the Financial Year 2014-2015.

For Vedanta Limited

Place: New Delhi	Thomas Albanese

Date: April 24, 2015	Chief Executive Officer

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

CEO / CFO Certification

We, Thomas Albanese, Chief Executive Officer and D.D. Jalan, Chief Financial Officer, responsible for the finance function, certify that:

(a)	We have reviewed the financial statements, read with the cash flow statement of Vedanta Limited for the year ended March 31, 2015 and that to the best of our knowledge and belief, we state that;

(i)	these statements do not contain any materially untrue statement or omit any material fact or contain statements that may be misleading;

(ii)	these statements present a true and fair view of the Company’s affairs and are in compliance with current accounting standards, applicable laws and regulations.

(b)	To the best of our knowledge and belief, there are no transactions entered into by the Company during the year which are fraudulent, illegal or in violation of the Company’s code of conduct.

(c)	We accept responsibility for establishing and maintaining internal controls for financial reporting. We have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have not noticed any deficiency that need to be rectified or disclosed to the Auditors and the Audit Committee.

(d)	During the year it was disclosed to the Auditors and the Audit Committee that:

(i)	there were no significant changes in the internal control over financial reporting;

(ii)	No significant changes in accounting policies were made that require disclosure in the notes to the financial statements; and

(iii)	No instance of significant fraud and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting, has come to our notice.

(D.D. Jalan)	(Thomas Albanese)
Chief Financial Officer	Chief Executive Officer

Place: Mumbai

Date: April 29, 2015

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Auditors’ Certificate on Compliance of Conditions of Corporate Governance

To,

The Members of Vedanta Limited

We have examined the compliance of the conditions of Corporate Governance by VEDANTA LIMITED (formerly known as Sesa Sterlite Limited / Sesa Goa Limited) (the “Company”) for the year ended March 31, 2015, as stipulated in Clause 49 of the Listing Agreements of the said Company with the stock exchanges in India.

The compliance of the conditions of Corporate Governance is the responsibility of the management. Our examination has been limited to a review of the procedures and implementation thereof adopted by the Company for ensuring compliance with the conditions of Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the Management, we certify that the Company has complied, in all material respects, with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreements, other than having two executive directors in the Nomination & Remuneration Committee, which was not in accordance with Clause 49 (IV)(A) of the Listing agreement. The Company has remediated the same with the two whole-time directors stepping down from the Nomination & Remuneration Committee in October 2014 and March 2015 respectively.

We state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the state of affairs of the Company

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W / W-100018)

Jitendra Agarwal

Partner

Membership No. 87104

Place: Mumbai

Date: April 29, 2015

Standalone Financial Statements

Financial Statements

Independent Auditors’ Report	139
Balance Sheet	142
Statement of Profit and Loss	143
Cash Flow Statement	144
Notes	146

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Independent Auditors’ Report

TO THE MEMBERS OF

VEDANTA LIMITED

(formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

Report on the Standalone Financial Statements

We have audited the accompanying standalone financial statements of VEDANTA LIMITED (formerly known as Sesa Sterlite Limited / Sesa Goa Limited) (“the Company”), which comprise the Balance Sheet as at March 31, 2015, the Statement of Profit and Loss, the Cash Flow Statement for the year then ended, and a summary of the significant accounting policies and other explanatory information.

Management’s Statements Responsibility for the Standalone Financial

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (“the Act”) with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2015, and its profit and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by the Companies (Auditor’s Report) Order, 2015 (“the Order”) issued by the Central Government of India in terms of Sub Section 11 of Section 143 of the Act, we give in the Annexure a statement on the matters specified in paragraphs 3 and 4 of the Order, to the extent applicable.

2.	As required by Section 143(3) of the Act, we report that:

(a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

(b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

(c)	The Balance Sheet, the Statement of Profit and Loss, and the Cash Flow Statement dealt with by this Report are in agreement with the books of account.

(d)	In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.

(e)	On the basis of the written representations received from the directors as on March 31, 2015 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2015 from being appointed as a director in terms of Section 164(2) of the Act.

(f)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its financial statements – Refer Notes 47A(a), (c), (d); 47C; 47D and 47E to the financial statements;

ii.	The Company did not have any long-term contracts including derivative contracts for which there were any material foreseeable losses;

iii.	There has been no delay in transferring amounts required to be transferred to the Investor Education and Protection Fund by the Company, other than 0.38 Crore which is held in abeyance due to pending legal case.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W / W-100018)
Jitendra Agarwal
Place: Mumbai	Partner
Date: April 29, 2015	Membership No. 87104

139

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure to the Independent Auditors’ Report

(Referred to in paragraph 1 under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date)

(i)	In respect of its fixed assets:

(a)	The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b)	The Company has a programme of physical verification of all its fixed assets in a phased manner over a period of three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with such a programme, certain fixed assets were physically verified by the management during the year. According to the information and explanation given to us, no material discrepancies were noticed on such verification.

(ii)	In respect of its inventories:

(a)	As explained to us, the inventories were physically verified during the year by the Management at reasonable intervals.

(b)	In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the Management were reasonable and adequate in relation to the size of the Company and the nature of its business.

(c)	In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

(iii)	The Company has not granted any loans, secured or unsecured, to companies, firms or other parties covered in the Register maintained under Section 189 of the Companies Act, 2013.

(iv)	In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of special nature and suitable alternative sources are not readily available for obtaining comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory and fixed assets and the sale of goods and services. During the course of our audit, we have not observed any major weakness in such internal control system.

(v)	According to the information and explanations given to us, the Company has not accepted any deposit from the public during the year. In respect of unclaimed deposits, the Company has complied with the provisions of Sections 73 to 76 or any other relevant provisions of the Companies Act, 2013 and the rules framed there under.

(vi)	We have broadly reviewed the cost records maintained by the Company pursuant to the Companies (Cost Records and Audit) Rules, 2014, as amended, prescribed by the Central Government under sub-section (1) of Section 148 of the Companies Act, 2013, and are of the opinion that, prima facie, the prescribed cost records have been made and maintained. We have, however, not made a detailed examination of the cost records with a view to determine whether they are accurate or complete.

(vii)	According to the information and explanations given to us, in respect of statutory dues:

(a)	The Company has generally been regular in depositing undisputed statutory dues, including provident fund, employees’ state insurance, income-tax, sales tax, wealth tax, service tax, customs duty, excise duty, value added tax, cess and any other statutory dues with the appropriate authorities.

(b)	There were no undisputed amounts payable in respect of provident fund, employees’ state insurance, income-tax, sales tax, wealth tax, service tax, customs duty, excise duty, value added tax, cess and other material statutory dues in arrears as at March 31, 2015 for a period of more than six months from the date they became payable.

(c)	Details of dues of income-tax, sales tax, wealth tax, service tax, customs duty, excise duty, value added tax and cess which have not been deposited as on March 31, 2015 on account of disputes are given below:

				( in Crore)
Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which amount relates	Amount involved
Income Tax Act, 1961	Income tax	High Court	Assessment year 2009-10	178.13
		Income Tax Appellate Tribunal	Assessment years 2002-03 to 2005-06 and 2010-11	458.74
		Commissioner of Income Tax (Appeals)	Assessment years 1990-91 to 2009-10 and 2005-06 to 2011-12	713.92
		Deputy Commissioner	Assessment Year 2010-11	2.67
		Assessing Officer	Assessment year 2008-09	10.27
Finance Act, 1994	Service tax	Customs Excise & Service Tax Appellate Tribunal	2004-05 to 2012-13	91.89
		Commissioner of Central Excise (Appeals)	2008-09 to 2010-11	2.35
		Commissioner of Central Excise	2007-08 to 2011-12	25.94
		High Court	2006-07 to 2008-09	2.66

140

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Standalone

				( in Crore)
Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which amount relates	Amount involved
Central Excise Act, 1944	Excise duty	High Court	2000-01	10.78
		Customs Excise & Service Tax Appellate Tribunal	1997-98 to 2011-12	77.94
		Commissioner of Central Excise	1996-97 to 2008-09 and 2012-13	26.66
Customs Act, 1962	Customs duty	Supreme Court	1996-97	0.18
		High Court	2005-06 to 2006-07	12.35
		Customs Excise & Service Tax Appellate Tribunal	2004-05 to 2013-14	42.24
		Commissioner of Central Excise (Appeals)	2004-05 to 2013-14	3.96
Central Sales Tax Act, 1956	Sales tax	High Court	1998-99 to 2000-01	2.09
		Additional Commissioner of Sales Tax	2003-04 to 2005-06	1.93
Tamil Nadu Value Added Tax Act, 2006	Value added tax	High Court	2006-07 to 2008-09	7.00
Tamil Nadu Tax and Consumption or Sale of Electricity Act, 2003	Generation tax	High Court	2003-04 to 2008-09	10.22
The Orissa Value Added Tax Act, 2004	Value added tax	High Court	2012-13 to 2014-15	128.26
Building and Other Construction Workers’ (RECS) Act, 1996 and Building and Other Construction Workers’ Welfare Cess Act, 1996	Building cess	Supreme Court	2008-09 to 2010-11	10.29

There are no dues of wealth tax which have not been deposited as on March 31, 2015 on account of disputes.

(d)	The amounts required to be transferred to investor education and protection fund in accordance with the relevant provisions of the Companies Act, 1956 (1 of 1956) and rules made thereunder has been transferred to such fund within time, other than 0.38 Crore which is held in abeyance due to pending legal case.

(viii)	The Company does not have accumulated losses at the end of the financial year and the Company has not incurred cash losses during the financial year covered by our audit and in the immediately preceding financial year.

(ix)	In our opinion and according to the information and explanations given to us, the Company has not defaulted in the repayment of dues to financial institutions, banks and debenture holders.

(x)	In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantees given by the Company for loans taken by others from banks and financial institutions are not, prima facie, prejudicial to the interests of the Company.
(xi)	In our opinion and according to the information and explanations given to us, the term loans have been applied by the Company during the year for the purposes for which they were obtained, other than temporary deployment pending application.

(xii)	To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W / W-100018)
Jitendra Agarwal
Place: Mumbai	Partner
Date: April 29, 2015	Membership No. 87104

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Balance Sheet

as at March 31, 2015

				( in Crore)
Particulars	Notes	As at March 31, 2015		As at March 31, 2014
Equity and liabilities
Shareholders’ funds
(a) Share capital	3	296.50		296.50
(b) Reserves and surplus	4	33,761.37		33,382.32

			34,057.87	33,678.82
Non-current liabilities
(a) Long-term borrowings	5	21,770.63		20,534.22
(b) Deferred tax liabilities (net)	6	—		—
(c) Other long-term liabilities	7	202.59		393.33
(d) Long-term provisions	8	1.81		2.26

			21,975.03	20,929.81
Current liabilities
(a) Short-term borrowings	9	13,113.72		13,234.09
(b) Trade payables		2,878.81		2,455.42
(c) Other current liabilities	10	5,529.19		12,375.27
(d) Short-term provisions	11	979.78		816.27

			22,501.50	28,881.05

Total			78,534.40	83,489.68

Assets
Non-current assets
(a) Fixed assets	12
(i) Tangible assets		21,987.70		22,488.90
(ii) Intangible assets		138.16		95.13
(iii) Capital work-in-progress		17,422.16		17,327.33

		39,548.02		39,911.36
(b) Non-current investments	13	26,088.30		22,419.11
(c) Long-term loans and advances	14	3,319.22		9,905.52
(d) Other non-current assets	15	70.39		104.40

			69,025.93	72,340.39
Current assets
(a) Current investments	16	376.27		348.08
(b) Inventories	17	5,442.07		5,678.70
(c) Trade receivables	18	1,157.69		1,303.65
(d) Cash and cash equivalents	19	464.14		2,110.36
(e) Short-term loans and advances	20	1,735.78		1,283.44
(f) Other current assets	21	332.52		425.06

			9,508.47	11,149.29

Total			78,534.40	83,489.68

The accompanying notes are forming part of the financial statements.

In terms of our report attached
For Deloitte Haskins & Sells LLP Chartered Accountants Jitendra Agarwal Partner Place: Mumbai Date: April 29, 2015

For and on behalf of Board of Directors
Navin Agarwal Executive Chairman	Thomas Albanese Chief Executive Officer
D. D. Jalan	Rajiv Choubey
Whole Time Director & Chief Financial Officer	Company Secretary

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Statement of Profit and Loss

for the year ended March 31, 2015

			( in Crore)
Particulars	Notes	Year ended March 31, 2015	Year ended March 31, 2014
Gross revenue from operations		34,312.88	30,086.07
Less: Excise duty		(1,810.47)	(1,549.54)

Net revenue from operations	22	32,502.41	28,536.53
Other income	23	2,008.86	1,817.06

Total revenue		34,511.27	30,353.59

Expenses:
Cost of materials consumed	24	18,849.69	17,945.59
Purchases of stock-in-trade	25	998.46	819.25
Changes in inventories of finished goods, work-in-progress and stock-in-trade	26	263.80	(556.86)
Power and fuel		4,433.05	4,673.67
Employee benefits expense	27	650.13	559.08
Finance costs	28	3,655.93	3,564.96
Depreciation and amortisation expense	12	1,011.67	1,504.79
Other expenses	29	2,678.64	2,783.88

Total expenses		32,541.37	31,294.36

Profit/(Loss) before exceptional items and tax		1,969.90	(940.77)
Exceptional items	30	2.43	130.88

Profit/ (Loss) before tax		1,967.47	(1,071.65)
Tax (benefit)/expense:
- Current tax for the year		45.13	—
- Less: MAT credit entitlement		(45.13)	(189.12)
- Tax adjustments related to previous years		—	(1,565.97)

Net current tax (benefit)/expense		—	(1,755.09)

- Deferred tax for the year		40.27	(392.65)
Net tax (benefit)/expense		40.27	(2,147.74)

Profit for the year		1,927.20	1,076.09

Earnings per equity share of 1 each (in )	31
- Basic		6.50	3.67
- Diluted		6.50	3.67

The accompanying notes are forming part of the financial statements.

In terms of our report attached
For Deloitte Haskins & Sells LLP
Chartered Accountants
Jitendra Agarwal
Partner
Place: Mumbai
Date: April 29, 2015

For and on behalf of Board of Directors
Navin Agarwal	Thomas Albanese
Executive Chairman	Chief Executive Officer
D. D. Jalan	Rajiv Choubey
Whole Time Director & Chief Financial Officer	Company Secretary

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Cash Flow Statement

for the year ended March 31, 2015

				( in Crore)
		Year ended March 31, 2015		Year ended March 31, 2014
A.	Cash flow from Operating Activities
	Profit / (Loss) before tax		1,967.47		(1,071.65)
	Adjusted for:
	- Exceptional items (Impairment of assets/ investment)	2.43		66.84
	- Depreciation and amortisation expense	1,011.67		1,504.79
	- Dividend income	(1,446.35)		(1,289.45)
	- Interest income	(246.84)		(349.92)
	- Foreclosure income	(200.00)		—
	- Finance costs (excluding net loss on foreign currency transactions and translation)	3,503.45		3,198.54
	- Foreign exchange loss (net)	103.37		831.77
	- Net gain on sale of current investments	(45.47)		(155.39)
	- Loss on sale of fixed assets	1.22		6.62
	- Provision for doubtful trade receivables/advances	320.40		247.01
	- Unclaimed liabilities written back	(18.22)		(42.01)

			2,985.66		4,018.80

	Operating profit before working capital changes		4,953.13		2,947.15
	Adjusted for:
	- Trade receivables	(167.84)		(472.13)
	- Loans and advances	(455.68)		437.23
	- Other assets	45.41		(126.62)
	- Inventories	237.08		794.74
	- Trade payables	493.69		(3,569.48)
	- Other liabilities and provisions	(774.71)		2,919.49

			(622.05)		(16.76)

	Cash generated from operations		4,331.08		2,930.39
	Income taxes paid (net)		(90.64)		(98.02)

	Net cash generated from Operating Activities		4,240.44		2,832.37

B.	Cash flow from Investing Activities
	Payment towards share application money in a subsidiary company		—		(56.21)
	Payment towards investment in subsidiary		(155.77)		(118.49)
	Proceeds from redemption of preference shares in subsidiary		3,000.00		—
	Foreclosure Income		65.00		—
	Payment for acquisition of VAL’s power business through slump sale [Refer Note 35 (b)]		(2,893.00)		—
	Payment for fixed assets including capital advances		(1,416.47)		(1,258.98)
	Sale of fixed assets		5.88		16.65
	Purchase of current investments		(33,154.07)		(44,167.90)
	Sale of current investments		33,171.35		44,650.02
	Proceeds from forward cover-investments		282.58		—
	Loans to related parties		(385.99)		(3,177.14)
	Loans repaid by related parties		8.57		267.45
	Interest received		330.18		378.21
	Dividend on investments
	- Subsidiaries		1,446.21		1,061.07
	- Associate		—		228.24
	- Others		0.14		0.14
	Bank deposits not considered as cash and cash equivalents
	- Placed		(4,008.00)		(2,538.33)
	- Matured		5,580.69		2,173.59

	Net cash used in Investing Activities		1,877.30		(2,541.68)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Cash Flow Statement

for the year ended March 31, 2015

			( in Crore)
		Year ended March 31, 2015	Year ended March 31, 2014
C.	Cash flow from Financing Activities
	Proceeds from Long-term borrowings	13,140.00	7,620.06
	Repayment of Long-term borrowings	(14,466.65)	(4,482.89)
	Proceeds from Short-term borrowings	48,670.40	46,403.68
	Repayment of Short-term borrowings	(48,888.93)	(46,087.54)
	Repayment of short-term borrowings to related parties	(15.79)	(324.02)
	Interest and finance charges paid	(3,595.34)	(2,776.57)
	Dividend and tax thereon paid	(1,037.64)	(858.33)

	Net cash from Financing Activities	(6,193.95)	(505.61)

	Net decrease in cash and cash equivalents	(76.21)	(214.92)
	Cash and cash equivalents at the beginning of the year	289.72	15.55
	Add: Pursuant to Scheme of Amalgamation (Refer note no. 33 for current year and note no. 35 for previous year)	0.48	489.09

	Cash and cash equivalents at the end of the year (as per Accounting Standard 3: Cash flow statements)	213.99	289.72
	Add: Bank balances not considered as cash and cash equivalents	250.15	1,820.64

	Closing balance of Cash and cash equivalents (Refer note no. 19)	464.14	2,110.36

Notes:

1)	The figures in bracket indicates outflow.
2)	(a)

An amount of 0.48 Crore (Previous year 489.09 Crore) in the current year relates to cash and cash equivalents balances with the entities on the date of them becoming part of the Company, consequent to Schemes of Amalgamation. The Scheme of Amalgamation did not involve any cash outflow, since the entities that were amalgamated with the Company were wholly owned subsidiaries of the Company.

(b)	The Scheme of Amalgamation in the previous year did not involve any cash outflow, since the consideration to the shareholders of the transferor companies were through issue of equity shares.
3)	During the year, short term loans of 693.66 Crore (Previous year 2,099.95 Crore) to Talwandi Sabo Power Limited and 12.95 Crore (Previous year Nil) of interest income on these loans have been converted into equity investment and the same has been considered as non cash item.

The accompanying notes are forming part of the financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Chief Executive Officer

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole Time Director &	Company Secretary
Chief Financial Officer

Place: Mumbai
Date: April 29, 2015

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

1	Company overview:

Vedanta Limited [formerly known as Sesa Sterlite Limited/ Sesa Goa Limited] (“Vedanta” or “the Company”) is engaged in the business of iron ore mining, non-ferrous metals (copper and aluminium production) and commercial power generation. Vedanta’s equity shares are listed on National Stock Exchange and Bombay Stock Exchange in India and its American depository shares (“ADS”) are listed on New York Stock Exchange in United States of America. Each ADS represents four equity shares. Vedanta is majority-owned and controlled subsidiary of Vedanta Resources Plc, the London listed diversified natural resource company.

The Company’s iron ore business (Iron ore) consist of iron ore exploration, mining, beneficiation and exports. Vedanta has iron ore mining operations in the States of Goa and Karnataka. Vedanta is also in the business of manufacturing pig iron and metallurgical coke.

The Company’s copper business (Copper India) principally consists of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant and power plants at Tuticorin, Tamilnadu and a refinery and two copper rod plants at Silvassa in the Union Territory of Dadra and Nagar Haveli.

The Company’s power business (Jharsuguda 2,400 MW power plant) comprise of 2,400 MW (four units of 600 MW each) thermal coal based power facility in the State of Odisha.

The Company’s aluminium business (Jharsuguda aluminium) principally consists of production of 1.0 mtpa alumina at Lanjigarh, Odisha, production of 0.5 mtpa aluminium at Jharsuguda, Odisha and captive power plants situated at Jharsuguda & Lanjigarh. The Company is also setting up a 1.25 mtpa aluminium smelter at Jharsuguda, 4.0 mtpa of alumina refinery at Lanjigarh and 210 MW at Lanjigarh.

Subsequent to the year end, pursuant to the approval of the members of the Company and the receipt of fresh certificate of incorporation from the Ministry of Corporate Affairs dated April 21, 2015, name of the Company has been changed to Vedanta Limited.

During the previous year, pursuant to approval received from Registrar of Companies, the name of the Company had been changed from Sesa Goa to Sesa Sterlite Limited, w.e.f. September 18, 2013.

2	Statement of significant accounting policies:

(a)	Basis of preparation

The financial statements of the Company have been prepared on an accrual basis under historical cost convention and in accordance with Generally Accepted Accounting Principles in India (‘Indian GAAP’) to comply with the Accounting Standards specified under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules 2014 and the relevant provisions of the Companies Act 2013. The accounting policies adopted in the presentation of the financial statements are consistent with those followed in the previous year.

(b)	Use of estimates

The preparation of the financial statements in conformity with Indian GAAP requires the management to make estimates and assumptions that affect the reported amount of assets and liabilities (including contingent liabilities) on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results could differ due to these estimates and the differences between the actual results and the estimates are recognised in the periods in which the results are known/materialise.

(c)	Inventories

Inventories are stated at the lower of cost and net realisable value, less any provision for obsolescence. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

Cost is determined on the following basis:

(i)	purchased copper concentrate is recorded at cost on a First In First Out (“FIFO”) basis; all other raw materials including stores and spares are valued on a weighted average basis;

(ii)	finished products and work-in-progress are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis except in case of copper finished products and work-in-progress which is determined on FIFO basis;

(iii)	Immaterial by-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

(d)	Depreciation and amortization

Depreciable amount for assets is the cost of an asset, or other amount substituted for cost, less its estimated residual value.

Depreciation on tangible fixed assets has been provided on straight line method (SLM) as per the useful life prescribed in Schedule II to the Companies Act, 2013 except that:

(i)	Mining leases are amortised in proportion to actual quantity of ore extracted there from.

(ii)	Amounts paid as stamp duties and other statutory levies for renewal of owned mining leases are amortised over the operating period of lease.

(iii)	Individual items of assets costing upto 5,000 are fully depreciated in the year of acquisition.

(iv)	Additions on account of insurance spares, additions/ extensions forming an integral part of existing plants and the revised carrying amount of the assets identified as impaired, are depreciated over residual life of the respective fixed assets.

(v)	Lease hold lands and buildings are amortised over the duration of lease.

(vi)	Railway wagons procured under Wagon Investment Scheme (WIS) are depreciated at the rate of 10% per annum on straight line method basis.

146

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Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

In respect of plant and equipment and certain assets, the life of the assets have been assessed based on management’s assessment of independent technical evaluation/ advice, taking into account, inter-alia, the nature of the assets, the estimated usage of the assets, the operating condition of the assets, past history of replacement and maintenance support.

Intangible assets are amortised over their estimated useful life. Software is amortised on straight line method over the useful life of the asset or 5 years whichever is shorter. Amounts paid for securing mining rights are amortised over the period of the mining lease. The estimated useful life of the intangible assets and the amortisation period are reviewed at the end of each financial year and the amortisation period is revised to reflect the changed pattern, if any.

(e)	Revenue recognition

(i)	Sale of goods:

Revenue is recognised when significant risks and rewards of ownership of the goods sold are transferred to the customer and the commodity has been delivered to the shipping agent/customer and it can be reliably measured and it is reasonable to expect ultimate collection. Revenue from operations comprises of sale of goods, services, scrap, export incentives and includes excise duty and are net of sales tax/value added tax and rebates and discounts.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers / at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

(ii)	Export incentives:

Export benefits are accounted for in the year of exports based on eligibility and when there is no uncertainty in receiving the same.

(iii)	Income from services:

Revenue in respect of contracts for services is recognised when the services are rendered and related costs are incurred.

(iv)	Other income:

•	Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable.

•	Dividend income is recognised when the right to receive dividend is established.

(f)	Import of copper concentrate and sale of copper and slime

In accordance with the prevailing international market practice, purchase of copper concentrate and sale of copper and slime are accounted for on provisional invoice basis pending final invoice in terms of purchase contract / sales contract respectively. The cases where quotational period prices are not finalised as at the year end are restated at forward LME / LBMA rates as at the year end and adjustments are made based on the metal contents as per laboratory assessments done by the Company pending final invoice.

(g)	Tangible fixed assets

Fixed assets, are carried at historical cost (net of MODVAT / CENVAT / VAT) less accumulated depreciation / amortization and impairment losses, if any. Costs include non refundable taxes and duties, borrowing costs and other expenses incidental to the acquisition and installation upto the date the asset is ready for intended use.

Projects under which assets are not ready for their intended use and other capital work in progress are carried at cost, comprising direct cost, related incidental expenses and attributable interest till the commissioning of the project.

The Company has adopted para 46/46A of AS 11 - The Effects of Changes in Foreign Exchange Rates and accordingly the cost of acquisition is adjusted for exchange differences relating to long-term foreign currency monetary liabilities attributable to the acquisition of fixed assets and the adjusted cost of respective fixed assets are depreciated over the remaining useful life of such assets.

The Company’s mining leases having ore reserves are not valued, however, amounts paid to government authorities towards renewal of owned mining leases are capitalised as a part of mining rights.

Fixed assets retired from active use and held for sale are stated at the lower of their net book value and net realisable value and are disclosed separately under “Other current assets”.

Machinery spares which can be used only in connection with an item of fixed asset and whose use is expected to be irregular are capitalised and depreciated over the useful life of the principal item of the relevant assets.

Expenditure during construction period:

All costs attributable to the construction of project or incurred in relation to the project under construction, net of income, during the construction / pre-production period, are aggregated under expenditure during construction period to be allocated to individual identified assets on completion.

(h)	Intangible assets

Intangible assets are carried at cost less accumulated amortisation and impairment losses. The cost of intangible assets comprises its purchase price and any directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates.

(i)	Borrowing costs

Borrowing costs include interest, amortisation of ancillary costs incurred and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost. Borrowing costs attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for their intended use. Other borrowing costs are charged as expense in the year in which they are incurred. Capitalisation of borrowing costs is suspended and charged to the Statement of Profit and Loss during the extended periods when active development on the qualifying assets is interrupted.

147

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

(j)	Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction or at rates that closely approximate the rate at the date of the transaction.

Foreign currency monetary items outstanding at the balance sheet date are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done in accordance with accounting policy (n) on “Derivative instruments”.

Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Statement of Profit and Loss except that in respect of long term foreign currency monetary items relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term foreign currency monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term foreign currency monetary items but not beyond March 31, 2020.

Non monetary foreign currency items are carried at cost.

(k)	Employee benefits

(i)	Short-term:

The undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by employees are recognised during the year when the employees render the service. These benefits include performance incentive and compensated absences which are expected to occur within twelve months after the end of the period in which the employee renders the related service.

(ii)	Long-term:

(a)	Provident fund and family pension:

The employees of the Company are entitled to receive benefits in the form of provident fund and family pension, a defined benefit plan and a defined contribution plan, in which both employees and the Company make monthly / annual contributions equal to specified percentage of employee’s salary. The contributions, as specified under law, are made to the provident fund set up as irrevocable trust by the Company or to respective Regional Provident Fund commissioner. The Company is liable for monthly / annual contributions and shortfall, if any, in the fund assets based on the specified rates of return. Such contributions and shortfall, if any is recognised as expenses in the year incurred.

(b)	Superannuation / Annuity fund:

The Company provides for a superannuation/ annuity fund, a defined contribution plan, for certain categories of employees. The contributions are made annually at a pre-determined proportion of employee’s salary to insurance companies which administer the fund. The Company recognises such contributions as expense over the period of services rendered.

(c)	Gratuity:

The Company accounts for the net present value of its obligations for gratuity benefits, a defined benefit plan, based on an independent actuarial valuation carried out at each Balance Sheet date using the projected unit credit method. Annual contributions are made by the Company to gratuity funds established as trusts or managed by insurance companies. Actuarial gains and losses are immediately recognised in the Statement of Profit and Loss.

(l)	Investments

(i)	Long-term investments are carried individually at cost less provision for diminution, other than temporary, in the value of investments.

(ii)	Current investments are carried individually, at lower of cost and fair value.

Cost of investments include acquisition charges such as brokerage, fees and duties.

(m)	Issue expenses

Expenses of debenture / bond / floating rate note issued are charged to Statement of Profit and Loss over the tenure of the instrument. Expenses related to equity and equity related instruments are adjusted against the securities premium account.

(n)	Derivative instruments

The Company enters into forwards, options, swaps contract and other derivative financial instruments, in order to hedge its exposure to foreign exchange, interest rate and commodity price risks. The Company neither holds nor issues any derivative financial instruments for speculative purposes.

The premium and discount arising at inception of forward contracts is amortised as expense or income over the life of the contract.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statement of Profit and Loss. The hedged item is recorded at fair value. Gain or loss if any, is recorded in the Statement of Profit and Loss and is offset by the gain or loss from the change in the fair value of the derivative.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in hedging reserve account. Any cumulative gain or loss on the hedging instrument recognised in hedging reserve is retained in hedging reserve until the forecast transaction occurs. Amounts deferred to hedging reserve are recycled in the Statement of Profit and Loss in the periods when the hedged item is recognised in the Statement of Profit and Loss or when the portion of the gain or loss is determined to be an ineffective hedge.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial assets or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which cash flow hedge accounting is applied, the associated gains and losses that were recognized in hedging reserve are included in the initial cost or other carrying amount of the asset and liability.

148

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Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

Derivative financial instruments that do not qualify for hedge accounting and are outstanding at the balance sheet date are marked to market and gains or losses are recognised in the Statement of Profit and Loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in hedging reserve is transferred to Statement of Profit and Loss for the year.

(o)	Taxation

Tax expenses for the year, comprising of current and deferred tax are included in the determination of net profit or loss of the period. Current tax is measured at the amount expected to be paid to the tax authorities in accordance with the prevailing tax laws.

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset, if there is convincing evidence that the Company will pay normal income tax. Accordingly, MAT is recognised as an asset in the Balance Sheet when it is probable that future economic benefit associated with it will flow to the Company.

Deferred tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax is measured using the tax rates and the tax laws enacted or substantively enacted as at the reporting date. Deferred tax liabilities are recognised for all timing differences. Deferred tax assets are recognised for timing differences of items other than unabsorbed depreciation and carry forward losses only to the extent that reasonable certainty exists that sufficient future taxable income will be available against which these can be realised. However, if there are unabsorbed depreciation, carry forward of losses and items relating to capital losses, deferred tax assets are recognised only if there is virtual certainty supported by convincing evidence that there will be sufficient future taxable income available to realise the assets. Deferred tax assets and liabilities are offset if such items relate to taxes on income levied by the same governing tax laws and the Company has a legally enforceable right for such set off. Deferred tax assets are reviewed at each Balance Sheet date for their realisability.

(p)	Impairment of assets

The carrying values of assets / cash generating units at each balance sheet date are reviewed for impairment, if any indication of impairment exists.

If the carrying amount of the assets exceed the estimated recoverable amount, impairment is recognised for such excess amount. The impairment loss is recognised as an expense in the Statement of Profit and Loss, unless the asset is carried at revalued amount, in which case any impairment loss of the revalued asset is treated as a revaluation decrease to the extent a revaluation reserve is available for that asset.

The recoverable amount is the greater of the net selling price and their value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Net selling price is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. Value in use is arrived at by discounting the future cash flows to their present value based on an appropriate discount factor.

When there is indication that an impairment loss recognised for an asset (other than a revalued asset) in earlier accounting periods no longer exists or may have decreased, such reversal of impairment loss is recognised in the Statement of Profit and Loss, to the extent the amount was previously charged to the Statement of Profit and Loss. In case of revalued assets such reversal is not recognised.

(q)	Provisions, contingent liabilities and contingent assets

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to their present value and are determined based on the best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent liabilities are not recognised but are disclosed in the financial statements. Contingent assets are neither recognised nor disclosed in the financial statements.

(r)	Segment reporting

The Company identifies primary segments based on the nature of risks and returns, the organization structure and the internal reporting system. The operating segments are the segments for which separate financial information is available and for which operating profit / loss amounts are evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance.

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company. Segment revenue, segment results, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment.

Inter-segment revenue is accounted on the basis of transactions which are primarily determined based on market / fair value factors.

Revenue, expenses, assets and liabilities which relates to the Company as a whole and are not allocable to segments on reasonable basis have been included under “unallocated revenue / results / assets /liabilities”.

(s)	Cash flow statement

Cash flows are reported using indirect method as set out in Accounting Standard (AS) -3 “Cash Flow Statement”, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Company are segregated based on the available information.

149

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

Cash and cash equivalents

Cash comprises cash at bank and in hand and demand deposits with banks. Cash equivalents are short-term balances (with an original maturity of three months or less from the date of acquisition), highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(t)	Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue, bonus element in a rights issue to existing shareholders, share split and reverse share split (consolidation of shares).

For the purpose of calculating diluted earnings per share, the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares, if any.

(u)	Operating cycle

Based on the nature of products / activities of the Company and the normal time between acquisition of assets and their realisation in cash or cash equivalents, the Company has determined its operating cycle as 12 months for the purpose of classification of its assets and liabilities as current and non-current.

3	Share capital

	As at March 31, 2015		As at March 31, 2014
Particulars	Number	Amount ( in Crore)	Number	Amount ( in Crore)
A. Authorised equity share capital
Opening balance [equity shares of 1 each with voting rights]	51,260,000,000	5,126.00	1,000,000,000	100.00
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 33 for amalgamation during the year)*	10,100,000	1.01	50,260,000,000	5,026.00

Closing balance	51,270,100,000	5,127.01	51,260,000,000	5,126.00

*	includes 10,000,000 shares of 1/- each increased pursuant to Scheme of Amalgamation with Sterlite Infra Limited subsequent to filing of the order with the Registrar of Companies on April 8, 2015.

Authorised preference share capital
Opening balance	—	—	—	—
Add: Pursuant to the Scheme of Amalgamation [preference shares of 10/- each] (Refer note no. 33)	35,000,000	35.00	—	—

Closing balance	35,000,000	35.00	—	—

B. Issued, subscribed and paid up
Opening balance [equity shares of 1/- each with voting rights]	2,965,004,871	296.50	869,101,423	86.91
Add: Issued pursuant to the Scheme of Amalgamation	—	—	2,095,903,448	209.59

Closing balance*	2,965,004,871	296.50	2,965,004,871	296.50

*	includes 310,632 (Previous year 330,384) equity shares kept in abeyance. These shares are not part of listed equity capital.

C. Shares held by ultimate holding company and its subsidiaries/associates

	As at March 31, 2015		As at March 31, 2014
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited	1,280,084,749	43.18	1,144,661,034	38.61
Twin Star Holdings Limited (2)	99,292,708	3.35	99,292,708	3.35
Finsider International Company Limited	401,496,480	13.54	401,496,480	13.54
Westglobe Limited	44,343,139	1.50	44,343,139	1.50
Welter Trading Limited	38,241,056	1.29	38,241,056	1.29

Total	1,863,458,132	62.86	1,728,034,417	58.29

(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company.
(2)	Represented by 24,823,177 American Depository Shares (“ADS”).

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Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

Particulars	As at March 31, 2015	As at March 31, 2014
Equity shares issued pursuant to Schemes of Amalgamation (in FY 2013-14)	2,095,903,448	2,095,903,448
Equity shares allotted as fully paid-up shares for consideration other than cash pursuant to the Scheme of Amalgamation (in FY 2010-11)	9,398,864	9,398,864

E.	Details of shareholders holding more than 5% shares in the Company

	As at March 31, 2015		As at March 31, 2014
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited	1,280,084,749	43.18	1,144,661,034	38.61
Twin Star Holdings Limited #	99,292,708	3.35	99,292,708	3.35
Finsider International Company Limited	401,496,480	13.54	401,496,480	13.54
CITI Bank N. A. New York @ (Represented by ADS held as depository)	122,039,080	4.12	149,817,772	5.05

#	24,823,177 ADS, held by CITI Bank N.A. New York as a depository.
@	Excludes ADS held on behalf of Twin Star Holdings Limited

F.	Other disclosures

(1)	The Company has one class of equity shares having a par value of 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(2)	ADS shareholders do not have right to attend General meetings in person and also do not have right to vote.

They are represented by depository, CITI Bank N.A. New York. As on March 31, 2015, 221,331,788 equity shares were held in the form of 55,332,947 ADS.

(3)	In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the erstwhile Sterlite Industries (India) Limited during 2002-2003 reduced its paid up share capital by 10.03 Crore. There are 219,214 equity shares of 1 each pending clearance from NSDL/CDSL. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

4	Reserves & surplus

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Capital reserve
Balance at the beginning of the year	1.96	0.25
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 33 for current year and note no. 35 for previous year)	129.80	1.71

Balance as at the end of the year	131.76	1.96

Preference share redemption reserve
Balance at the beginning of the year	76.88	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 35)	—	76.88

Balance as at the end of the year	76.88	76.88

Securities premium account
Balance as at the beginning of the year	19,964.95	1,869.42
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 35)	—	18,095.53

Balance as at the end of the year	19,964.95	19,964.95

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

4	Reserves & surplus (contd.)

			( in Crore)
	Particulars	As at March 31, 2015	As at March 31, 2014
Debenture redemption reserve
	Balance as at the beginning of the year	357.95	—
	Add: Pursuant to the Scheme of Amalgamation (Refer note no. 35)	—	54.58
	Add: Transferred from Surplus in Statement of Profit and Loss	310.41	318.37
	Less: Transferred to Surplus in Statement of Profit and Loss	—	(15.00)

	Balance as at the end of the year	668.36	357.95

	General reserve
	Balance as at the beginning of the year	11,926.54	8,997.37
	(Less) / Add: Pursuant to the Scheme of Amalgamation (Refer note no. 33 for current year and note no. 35 for previous year)	(14.01)	2,814.17
	Add: Amount transferred from Surplus in Statement of Profit and Loss	—	115.00
	Balance as at the end of the year	11,912.53	11,926.54
	Hedging reserve
	Balance as at the beginning of the year	63.33	—
	Add: Pursuant to the Scheme of Amalgamation (Refer note no. 35)	—	28.84
	Add: Effect of foreign exchange rate variations on hedging instrument outstanding at the end of the year (net of deferred tax of Nil (Previous year 36.96 Crore))	(22.22)	71.79
	Less: Amount transferred to Statement of Profit and Loss [net of deferred tax of 36.96 Crore (Previous year Nil)]	(63.33)	(37.30)

	Balance as at the end of the year	(22.22)	63.33

	Capital redemption reserve
	Balance as at the beginning of the year	1.52	—
	Add: Pursuant to the Scheme of Amalgamation (Refer note no. 35)	—	1.52

	Balance as at the end of the year	1.52	1.52

	Amalgamation reserve

	Balance as at the beginning and as at the end of the year	2.14	2.14

	Surplus in statement of profit and loss
	Balance as at the beginning of the year	987.05	2,067.70
	Less: Pursuant to the Scheme of Amalgamation (Refer note no. 33 for current year and note no. 35 for previous year)	(340.18)	(774.79)
Add:	Profit for the year	1,927.20	1,076.09
	Transferred from Debenture redemption reserve	—	15.00
Less:	Transferred to Debenture redemption reserve	(310.41)	(318.37)
	Interim dividend [dividend per share 1.75/- (Previous year 1.50/-)]	(518.82)	(444.70)
	Proposed dividend [dividend per share 2.35/- (Previous year 1.75/-)]	(696.78)	(518.88)
	Tax on dividend*	(2.19)	—
	Transfer to General Reserve	—	(115.00)
	Depreciation adjustment consequent to revision in useful lives (net of deferred tax 10.51 Crore) [Refer note no. 32]	(20.42)	—

	Balance as at the end of the year	1,025.45	987.05

	* Tax on interim and proposed dividend are net of dividend from a subsidiary u/s 115O of Income Tax Act, 1961.

Total		33,761.37	33,382.32

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

5	Long-term borrowings

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Secured
Redeemable Non Convertible Debentures [a]	7,200.00	5,833.33
Term loans from banks [b]	12,559.75	11,289.56
Foreign currency loans from banks [c]	1,877.72	3,272.76
Unsecured
Deferred sales tax liability [d]	133.16	138.57

Total	21,770.63	20,534.22

Terms and conditions of Long-term borrowings

Secured

a)	Redeemable Non Convertible Debentures (NCD’s) includes;

(i)	9.10% NCDs issued by the Company of 2,500.00 Crore. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCDs. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(ii)	NCDs issued by the Company for an aggregate amount of 2,000.00 Crore. Out of these, 1,000.00 Crore NCDs are issued at a coupon rate of 9.40% per annum, while another 1,000.00 Crore NCDs have been issued at a coupon rate of 9.24% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the movable fixed assets of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the currency of NCDs. These NCDs are redeemable in tranches of 500.00 Crore each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs.

(iii)	11.50% Non Convertible Debentures (NCDs) issued by Aluminium division of 133.33 Crore [including current maturity of long-term borrowings (Refer note no. 10)] are secured by first pari passu charge in favour of Debenture Trustees on the immovable properties situated at Mauje Ishwarpura, Taluka Kadi, District Mehsana, Gujarat and in the District of Kalahandi, Orissa. These NCDs are further secured by first pari passu charge over the fixed assets of 1MTPA Lanjigarh Alumina Refinery. These NCDs are redeemable on October 22, 2015.

(iv)	NCDs issued by the Company of 1,200.00 Crore in two tranches of 750.00 Crore and 450.00 Crore, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the
Company situated at Tuticorin in the State of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on July 4, 2023 for 750.00 Crore and on July 5, 2023 for 450.00 Crore. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(v)	9.36% NCDs of 1,500.00 Crore issued by Iron ore division in two tranches of 975.00 Crore and 525.00 Crore during the current year. These NCDs are redeemable in two instalments of 975.00 Crore and 525.00 Crore payable on October 30, 2017 and December 30, 2017 respectively. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over “movable fixed assets” in relation to the Company’s Iron Ore business (Pig Iron & Met Coke assets) and power plant assets located in Goa and the Copper plant assets located at Tuticorin with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCDs.

b)	Term loans from banks includes:

(i)	Loan from State Bank of India taken by Aluminium division amounting to 4,332.50 Crore [including current maturity of long term borrowings 187.50 Crore (Refer note no. 10)] at an interest rate of 10.60% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 187.50 Crore within one year, 250.00 Crore within second year, 2,000.00 Crore within third to fifth year and 1,895.00 Crore after fifth year.

(ii)	Loan of 250.00 Crore taken by Aluminium division from Axis Bank at an interest rate of 10.40% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 75.00 Crore in February 2017, 87.50 Crore in February 2018 and 87.50 Crore in February 2019.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

(iii)	Loan of 250.00 Crore taken by Aluminium division from Vijaya Bank at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 75.00 Crore in February 2017, 87.50 Crore in February 2018 and 87.50 Crore in February 2019.

(iv)	Loan of 500.00 Crore taken by Aluminium division from Corporation Bank at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 150.00 Crore in February 2017, 175.00 Crore in February 2018 and 175.00 Crore in February 2019.

(v)	Loan of 500.00 Crore taken by Aluminium division from Bank of India at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 150.00 Crore in February 2017, 175.00 Crore in February 2018 and 175.00 Crore in February 2019.

(vi)	Loan of 500.00 Crore taken by Aluminium division from Syndicate Bank at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 150.00 Crore in February 2017, 175.00 Crore in February 2018 and 175.00 Crore in February 2019.

(vii)	Loan from Union Bank of India taken by Aluminium division amounting to 985.00 Crore [including current maturity of long-term borrowings 100.00 Crore (Refer note no. 10)] at an interest rate of 10.40% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 100.00 Crore within one year, 140.00 Crore within second year, 660.00 Crore within third to fifth year and 85.00 Crore after fifth year.

(viii)	Loan from Bank of India taken by Aluminium division amounting to 1,905.00 Crore [including current maturity of long-term borrowings 200.00 Crore (Refer note no. 10)] at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 200.00 Crore within one year, 280.00 Crore within second year, 1,320.00 Crore within third to fifth year and 105.00 Crore after fifth year.

(ix)	Loan from Syndicate Bank taken by Aluminium division amounting to 1,014.75 Crore [including current maturity of long-term borrowings 102.50 Crore (Refer note no. 10)] at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 102.50 Crore within one year, 143.50 Crore within second year, 676.50 Crore within third to fifth year and 92.25 Crore after fifth year.

(x)	Loan from Bank of Baroda taken by Aluminium division amounting to 1,980.00 Crore [including current maturity of long-term borrowings 200.00 Crore (Refer note no. 10)] at an interest rate of 10.50%. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 200.00 Crore within one year, 280.00 Crore within second year, 1,320.00 Crore within third to fifth year and 180.00 Crore after fifth year.

(xi)	Loan from State Bank of Bikaner and Jaipur taken by Aluminium division amounting to 495.00 Crore [including current maturity of long-term borrowings 50.00 Crore (Refer note no. 10)] at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 50.00 Crore within one year, 70.00 Crore within second year, 330.00 Crore within third to fifth year and 45.00 Crore after fifth year.

(xii)	Loan of 937.50 Crore [including 250.00 Crore of current maturity of long-term borrowings (Refer note no. 10)] taken during the year by Jharsuguda 2,400 MW power plant from Canara Bank at an interest rate of 10.50 % per annum. The loan is secured by way of second pari passu charge on specific fixed assets of Jharsuguda 2,400 MW power plant except agricultural land. The loan is repayable in fifteen equal quarterly instalments of 62.50 Crore each.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

Foreign currency loans from banks includes:

c)	External Commercial Borrowings (“ECB”) of Aluminium division aggregating 3,408.41 Crore (US$ 544.55 million) [including current maturity of long-term borrowings 1,530.69 Crore (Refer note no 10)] in two tranches at an interest rate of LIBOR plus 170 basis points for 3,129.54 Crore (US$ 500.00 million) and LIBOR plus 129 basis points for 278.87 Crore (US$ 44.55 million). The ECB on US$ 500 million is payable in three annual instalments on April 21, 2015 and April 21, 2016 for US$ 200 million each and on April 21, 2017 for US$ 100 million. The loan of US$ 44.55 million is due on July 24, 2015. The ECB is secured by all present and future movable asset of Aluminium division including its movable plant and machinery, equipment, machinery, spare tools and accessories and other movable whether installed or not and all replacements thereof and additions thereof whether by way of substitution, addition, replacement, conversion or otherwise howsoever together with all benefits, rights and incidental attached thereto which are now owned or to be owned in the future by the borrower.

Unsecured

d)	Unsecured deferred sales tax liability of 138.58 Crore [including current maturity of long-term borrowings of 5.42 Crore (Refer note no 10)] outstanding as at March 31, 2015 is currently repayable in monthly instalments till March 2027.

e)	The Company has not defaulted in the repayment of loans and interest as at Balance Sheet date.

6	Deferred tax liabilities (net)

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Deferred Tax Liability:
On difference between book depreciation and tax depreciation	2,422.25	2,932.19
On hedging reserve	—	36.96

Total	2,422.25	2,969.15

Deferred Tax Asset:
Compensated absence	19.55	16.48
Provision for doubtful advances	193.44	85.73
Unabsorbed business depreciation [a]	2,183.34	2,698.75
Carry forward business losses [a]	—	95.69
Others	25.92	72.50

Total	2,422.25	2,969.15

Deferred Tax Liabilities (Net)	—	—

a.	The recognition of deferred tax assets on unabsorbed depreciation and business losses has been restricted to the extent of deferred tax liability on account of timing difference in respect of depreciation, the reversal of which is virtually certain.

7	Other long-term liabilities

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Others
Payables for purchase of fixed assets	200.74	217.16
Security deposits from vendors and others	1.85	1.94
Fair value derivative hedging payable	—	174.23

Total	202.59	393.33

8	Long-term provisions

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Provision for employee benefits	—	0.45
Provision for mine closure costs [a]	1.81	1.81

Total	1.81	2.26

a.	In terms of the Mineral Concession Rules 1960 and Mineral Conservation and Development Rules (MCDR) 1988, the Company has provided a “financial assurance” in the form of a bank guarantee to the Regional Controller of Mines, towards its mine closure obligation. The Company has made a provision for expense to the extent of the bank guarantees provided.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

The present mine closure provision at March 31, 2015 is as under:

		( in Crore)
Nature of Obligation	As at March 31, 2015	As at March 31, 2014
Provision For Mine Closure
Opening carrying amount	1.81	1.81
Additional provision made during the year	—	—

Closing carrying amount	1.81	1.81

9	Short-term borrowings

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Secured
Buyers’ credit from banks [a]	4,814.38	5,052.04
Loans repayable on demand from banks	—	3.01
Term loan from banks	—	1,000.00
Unsecured
Buyers’ credit from banks	4,006.97	2,052.96
Commercial paper [b]	3,510.00	3,280.00
Loans repayable on demand from banks	14.06	—
Loans and advances from related parties	7.52	—
Packing credit from banks	720.84	491.48
Suppliers’ credit	39.95	1,354.60

Total	13,113.72	13,234.09

Terms and conditions of Short-term borrowings

a)	Buyer’s credit from banks (Secured) includes:

(i)	1,845.54 Crore of Aluminium division at an interest rate of LIBOR plus 22- 55 basis points secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on current assets of Aluminium division on pari passu basis.

(ii)	2,800.00 Crore of Copper India at an interest rate of 0.68% per annum secured by way of first charge by hypothecation on the entire stock of raw materials, work-in-progress and all semi-finished, finished, manufactured articles together with all stores, components and spares, both present and future book debts, outstanding monies, receivables, claims and bills arising out of sale etc. and such charge in favour of the banks ranking pari passu inter se, without any preferences or priority to one over other(s) in any manner.

(iii)	168.84 Crore at the Jharsuguda 2,400 MW power plant at an interest rate ranging from 0.52% to 0.86% per annum secured against first pari passu charge on entire current assets of Jharsuguda 2,400 MW power plant.

b)	Maximum amount outstanding at any time during the year was 6,485.00 Crore (Previous year 8,020.00 Crore).

c)	The Company has not defaulted in the repayment of loans and interest as at Balance Sheet date.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

10	Other current liabilities

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Current maturities of long-term borrowings [a]	2,759.44	5,175.04
Interest accrued but not due on borrowings	485.91	512.44
Fair value derivative hedging payable	195.63	365.88
Advance from customers	135.69	194.97
Unpaid / unclaimed dividend [b]	17.99	15.73
Unclaimed matured deposits and interest accrued thereon	0.05	0.05
Payables for purchase of fixed assets	872.22	1,725.43
Statutory liabilities [c]	134.63	126.75
Compensation/claims related to Asarco disputed matter [d]	—	497.33
Due to related parties [Refer note no. 49]	207.21	3,130.08
Security deposits from vendors and others	11.80	25.51
Book overdraft with banks	15.00	1.87
Other liabilities [e]	693.62	604.19

Total	5,529.19	12,375.27

a.	Current maturities of long-term borrowings consists of:

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Redeemable non convertible debentures	133.33	133.33
Deferred sales tax liability	5.42	4.05
Term loans from banks	1,090.00	523.75
Buyers’ credit from banks	—	55.71
Foreign currency convertible bonds/notes	—	4,307.95
Foreign currency loans from banks	1,530.69	150.25

Total	2,759.44	5,175.04

b.	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except 0.38 Crore (Previous year 0.38 Crore) which is held in abeyance due to a pending legal case.
c.	Statutory liabilities include contribution to PF, ESIC, withholding taxes, excise duty, VAT, service tax etc.
d.	Amounts paid during the year pursuant to a settlement agreement dated October 17, 2014 between the Company and the parties.
e.	Other liabilities include reimbursement of expenses, provision for expenses, liabilities related to compensation / claim, etc.

11	Short-term provisions

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Provision for employee benefits	48.20	45.96
Provision for proposed dividend	696.78	518.88
Tax on proposed dividend [net of dividend from a subsidiary u/s 115 (O) of Income Tax Act, 1961]	2.19	—
Provision for tax (net of advance tax and tax deducted at source)	232.61	251.43

Total	979.78	816.27

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

12	Fixed assets

															( in Crore)
	Gross Block					Accumulated Depreciation						Net Block Before Impairment	Impairment	Net Block
Particulars	As at April 1, 2014	Pursuant to Scheme of Amalgamation (1)	Acquired on acquisition	Additions	Deductions	As at March 31, 2015	As at April 1, 2014	Pursuant to Scheme of Amalgamation (1)	For the year	Deductions	As at March 31, 2015	As at March 31, 2015	Upto March 31, 2015	As at March 31, 2015	As at March 31, 2014
a Tangible Assets
Mining leases and concessions	17.28	—	—	—	—	17.28	14.38	—	0.52	—	14.90	2.38	—	2.38	2.90
(Previous Year)	17.28	—	—	—	—	17.28	14.38	—	—	—	14.38	2.90	—	2.90	2.90
Land - Freehold	303.19	0.85	—	8.18	—	312.22	—	—	—	—	—	312.22	—	312.22	303.19
(Previous Year)	156.11	135.57	—	11.77	0.26	303.19	—	—	—	—	—	303.19	—	303.19	156.11
Land - Leasehold	201.73	4.90	—	0.51	—	207.14	14.70	1.14	4.31	—	20.15	186.99	—	186.99	187.03
(Previous Year)	1.99	172.58	—	27.48	0.32	201.73	0.05	11.62	3.05	0.02	14.70	187.03	—	187.03	1.94
Buildings	3,464.16	9.13	—	115.81	0.12	3,588.98	479.36	2.07	126.66	0.12	607.97	2,981.01	3.50	2,977.51	2,981.30
(Previous Year)	264.59	2,969.43	—	230.28	0.14	3,464.16	21.78	342.07	115.65	0.14	479.36	2,984.80	3.50	2,981.30	242.81
Buildings - Lease hold	15.08	—	—	0.08	—	15.16	2.44	—	0.67	—	3.11	12.05	—	12.05	12.64
(Previous Year)	—	6.34	—	8.74	—	15.08	—	2.38	0.06	—	2.44	12.64	—	12.64	—
Roads and bunders	9.99	0.14	—	—	—	10.13	1.09	0.03	2.25	—	3.37	6.76	—	6.76	8.90
(Previous Year)	9.95	—	—	0.04	—	9.99	0.93	—	0.16	—	1.09	8.90	—	8.90	9.02
Aircraft	2.12	—	—	—	—	2.12	0.77	—	0.09	—	0.86	1.26	—	1.26	1.35
(Previous Year)	2.12	—	—	—	—	2.12	0.65	—	0.12	—	0.77	1.35	—	1.35	1.47
River Fleet	170.79	—	—	—	—	170.79	28.97	—	5.88	—	34.85	135.94	—	135.94	141.82
(Previous Year)	155.28	—	—	15.51	—	170.79	23.36	—	5.61	—	28.97	141.82	—	141.82	131.92
Ship	229.17	—	—	—	—	229.17	78.54	—	6.38	—	84.92	144.25	—	144.25	150.63
(Previous Year)	98.84	—	—	130.34	0.01	229.17	67.59	—	10.96	0.01	78.54	150.63	—	150.63	31.25
Railway siding	789.39	—	—	1.07	—	790.46	84.60	—	51.58	—	136.18	654.28	—	654.28	704.79
(Previous Year)	—	464.22	160.70	165.19	0.72	789.39	—	50.74	34.01	0.15	84.60	704.79	—	704.79	—
Plant and equipment	23,603.16	95.94	—	300.44	30.64	23,968.90	5,683.22	34.09	776.51	27.30	6,466.52	17,502.38	60.57	17,441.81	17,859.37
(Previous Year)	1,317.59	18,191.02	3,505.94	613.63	25.02	23,603.16	444.38	3,961.63	1,286.11	8.90	5,683.22	17,919.94	60.57	17,859.37	873.21
Furniture and fixtures	78.99	0.14	—	1.63	2.22	78.54	43.29	0.10	6.45	1.75	48.09	30.45	—	30.45	35.70
(Previous Year)	7.65	55.19	0.26	16.75	0.86	78.99	4.03	32.01	7.47	0.22	43.29	35.70	—	35.70	3.62
Vehicles	39.72	0.03	—	8.90	3.91	44.74	18.22	0.03	4.20	1.50	20.95	23.79	—	23.79	21.50
(Previous Year)	15.68	24.65	0.71	5.81	7.13	39.72	9.54	7.82	4.44	3.58	18.22	21.50	—	21.50	6.14
Office equipment	163.52	0.16	—	8.68	18.87	153.49	85.74	0.09	27.64	17.99	95.48	58.01	—	58.01	77.78
(Previous Year)	11.23	103.64	18.53	32.50	2.38	163.52	3.05	70.31	14.22	1.84	85.74	77.78	—	77.78	8.18

Total	29,088.29	111.29	—	445.30	55.76	29,589.12	6,535.32	37.55	1,013.14	48.66	7,537.35	22,051.77	64.07	21,987.70	22,488.90

(Previous Year)	2,058.31	22,122.64	3,686.14	1,258.04	36.84	29,088.29	589.74	4,478.58	1,481.86	14.86	6,535.32	22,552.97	64.07	22,488.90	1,468.57

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

12	Fixed assets (contd.)

															( in Crore)
	Gross Block					Accumulated Depreciation						Net Block Before Impairment	Impairment	Net Block
Particulars	As at April 1, 2014	Pursuant to Scheme of Amalgamation (1)	Acquired on acquisition	Additions	Deductions	As at March 31, 2015	As at April 1, 2014	Pursuant to Scheme of Amalgamation (1)	For the year	Deductions	As at March 31, 2015	As at March 31, 2015	Upto March 31, 2015	As at March 31, 2015	As at March 31, 2014
b Intangible Assets
Computer software	49.54	0.19	—	—	—	49.73	36.25	0.19	7.63	—	44.07	5.66	—	5.66	13.29
(Previous Year)	17.74	29.50	—	2.30	—	49.54	12.37	12.33	11.55	—	36.25	13.29	—	13.29	5.37
Mining rights	149.20	—	—	72.49	12.10	209.59	67.36	—	21.83	12.10	77.09	132.50	—	132.50	81.84
(Previous Year)	136.63	—	—	12.57	—	149.20	55.98	—	11.38	—	67.36	81.84	—	81.84	80.65

Total	198.74	0.19	—	72.49	12.10	259.32	103.61	0.19	29.46	12.10	121.16	138.16	—	138.16	95.13

(Previous Year)	154.37	29.50	—	14.87	—	198.74	68.35	12.33	22.93	—	103.61	95.13	—	95.13	86.02

(1)	Refer note no. 33 and 35

Notes relating to fixed assets

a)	Buildings (freehold) include:

(i)	Cost of Shares of 750 in Co-operative housing society,

(ii)	Cost of shares of 750 in Co-operative societies representing possession of office premises,

(iii)	a residential flat in the joint names of the Company and Mr. Dwarka Prasad Agarwal, relative of a director of the Company.

b)	Land Leasehold include land under Perpetual Lease 1.99 Crore (Previous year 1.99 Crore)

c)	Plant and equipment (Gross Block) include 3.73 Crore (Previous year 3.73 Crore) and 1.68 Crore (Previous year 1.68 Crore) being the amount spent for laying waterpipe line and power line respectively, the ownership of which vests with the State Government Authorities.

d)	The Company’s aluminium unit at Mettur holds mining rights for 2,027.79 acres of land on which the lease agreements in respect of entire land has expired. The Company has applied for renewal of these leases.

e)	(i)	Capital work-in-progress is net of impairment of 213.84 Crore (Previous year 84.04 Crore).

(ii)	Capital work-in-progress includes finance costs amounting Nil (Previous year 20.32 Crore) capitalised.

(iii)	Capital work-in-progress includes an amount of 0.31 Crore being capital expenditure incurred on CSR activities (Refer note no. 46).

f)	Addition to Buildings includes finance costs amounting Nil (Previous year 1.87 Crore) capitalised.

g)	Addition to Plant and equipment includes finance costs amounting Nil (Previous year 34.03 Crore) capitalised.

i)	Foreign exchange (gain)/loss capitalised as per paragraph 46A of AS 11 (“The Effect of Changes in Foreign Exchange Rates”) grouped under Plant and Equipment 46.76 Crore (Previous year 154.80 Crore) and under Capital Work-in-Progress 63.04 Crore (Previous year 287.68 Crore).

j)	Reconciliation of Depreciation and amortisation expenses

( in Crore)
Depreciation as above on:
Tangible assets	1,013.14
Intangible assets	29.46

Total	1,042.60

Less: Transferred to surplus in Statement of Profit and Loss (Refer note no. 4)	(30.93)
As per Statement of Profit and Loss	1,011.67

159

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

k)	Depreciation for the year adjusted against surplus in Statement of Profit and Loss (Refer Note no. 32) on account of change in useful life of asset.

( in Crore)
Asset
Buildings	11.51
Plant and equipment	12.48
Furniture and fixtures	0.33
Vehicles	0.11
Office equipment	6.35
Computer software	0.15

Total	30.93

l)	Capital work-in-progress includes:

		( in Crore)
Particulars	Year Ended March 31, 2015	Year Ended March 31, 2014
Pre-operative expenditure as follows:
Balance at the beginning of the year	3,472.00	6.28
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 35)	—	3,202.43
Add: Pre-operative expenditure
(i) Power & fuel	234.27	0.43
(ii) Employee benefits	52.15	42.60
(iii) Consumption of stores and spare parts	7.40	2.56
(iv) Repairs others	1.13	1.33
(v) Rent, rates and taxes	1.27	2.60
(vi) Insurance	10.02	9.50
(vii) Conveyance and travelling expenses	0.99	1.17
(viii) Wharfage, tonnage, handling and shipping expenses	—	0.15
(ix) Cost of material consumed	110.03	—
(x) General expenses	33.93	25.16
(xi) Finance costs	63.04	308.00
(xii) Changes in inventories	(73.23)	—
Income
(xiii) Revenue during trial run	(217.24)	(42.92)
(xiv) Other income	(4.52)	(0.55)
Less: Net income and expense from above capitalised during the year	—	81.79
Less: Impairment	—	4.95

Balance at end of the year	3,691.24	3,472.00

160

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Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

13	Non-current investments

					( in Crore)
		As at March 31, 2015		As at March 31, 2014
Particulars		No. of Units	Amount	No. of Units	Amount
Investments (at cost) - fully paid up except otherwise stated
1.	Trade Investments
	Investment in equity shares (quoted)
	Subsidiary companies
	- Hindustan Zinc Limited, of 2/-each [a]	2,743,154,310	1,101.50	2,743,154,310	1,101.50
	- Cairn India Limited, of 10 each (subsidiary w.e.f. August 26, 2013)	351,140,413	11,927.26	351,140,413	11,927.26
	Others
	- Sterlite Technologies Limited, of 2 each (Including 60 shares held jointly with nominees)	4,764,295	10.85	4,764,295	10.85
	Investment in equity shares (unquoted)
	Subsidiary companies
	- Bharat Aluminium Company Limited, of 10/- each [b]	112,518,495	553.18	112,518,495	553.18
	- Monte Cello Corporation BV, Netherlands, of Euro 453.78 each	40	204.23	40	204.23
	- Sterlite Infra Limited, of 10 each (including 6 shares of 10 each jointly held by nominees) (Refer note no. 33)	—	—	50,000	0.05
	- Sterlite (USA) Inc., of $.01 per share (Current year 42.77) (Previous year 42.77)	100	—	100	—
	- Vizag General Cargo Berth Private Limited, of 10 each	32,107,000	32.11	7,400	0.01
	- Paradip Multi Cargo Berth Private Limited, of 10 each	7,400	0.01	7,400	0.01
	- Sterlite Ports Limited of 2 each, (including 6 shares of 2 each held jointly with nominees)	250,000	0.05	250,000	0.05
	- Talwandi Sabo Power Limited, of 10 each	3,206,609,692	3,206.61	2,500,000,000	2,500.00
	- Sesa Resources Limited, of 10 each	1,250,000	1,713.24	1,250,000	1,713.24
	- Bloom Fountain Limited, of USD 1 each	1,000,001	4.43	1,000,001	4.43
	- Goa Energy Limited, of 10 each (Refer note no. 33)	—	—	10,000	14.02
	- Malco Energy Limited (formerly Vedanta Aluminium Limited), of 2 each (including 6 shares of 2 each held jointly with nominees) (Previous year including 90 shares of 2 each held jointly with nominees)[d]	23,366,406	116.11	854,656,250	16.11
	- THL Zinc Ventures Ltd of USD 100 each (Refer note no. 33)[f]	100,001	45.52	—	—
	- THL Zinc B.V. of EURO 1 each (Refer note no. 33)[f]	3,738,000	23.33	—	—
	- Sterlite Infraventure Limited, of 2 each (including 6 shares of 2 each held jointly with nominees) partly paid up ( 0.01 approx. paid up)	112,500,000	0.13	112,500,000	0.13
	Associate companies (unquoted)
	- Raykal Aluminium Company Private Limited, of 10 each [c]	12,250	200.70	12,250	200.70
	- Gaurav Overseas Private Limited, of 10 each	105,000	0.11	5,000	0.01
	Joint venture (unquoted)
	- Rampia Coal Mines and Energy Private Limited, of 1 each	24,348,016	2.43	24,348,016	2.43
	Investment in preference shares of subsidiary companies
	- Malco Energy Limited (formerly Vedanta Aluminium Limited), 9% Cumulative redeemable preference shares, of 1,000 each (redeemed during the year) [d,e]	—	—	1,000,000	3,000.00
	- Bloom Fountain Limited, 0.25% Optional convertible redeemable preference shares of USD 1 each	1,859,900	906.84	1,859,900	906.84
	- Bloom Fountain Limited, 0.25% Optional convertible redeemable preference shares of USD 100 each	360,500	215.07	202,500	118.49

161

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

13	Non-current investments (contd.)

				( in Crore)
	As at March 31, 2015		As at March 31, 2014
Particulars	No. of Units	Amount	No. of Units	Amount
- Goa Energy Limited, 0% Redeemable preference shares of 10 each fully paid up (Refer note no. 33)	—	—	40,000	0.04
- THL Zinc Ventures Limited, 0.25% Optionally convertible redeemable preference shares of USD 1 each (Refer note no. 33)[f]	7,000,000	3,186.63	—	—
- THL Zinc BV, 0.25% Optionally convertible redeemable preference shares of EURO 1 each (Refer note no. 33)[f]	5,500,000	2,494.86	—	—
Investments in debentures of a subsidiary company
- Vizag General Cargo Berth Private Limited, 0.1% Compulsorily convertible debentures of 1,000 each	1,500,000	150.00	1,500,000	150.00
Investments (at cost)- fully paid up except otherwise stated
2. Others
- Goa Shipyard Limited, of 10 each	62,707	0.03	62,707	0.03
Investments in Government or Trust securities
- 7 Years National Savings Certificates (Current year 35,450, Previous year 10,000) (Deposit with Sales Tax Authority)	—	—	—	—
- UTI Master gain of 10 each (Current year 4,272, Previous year 4,272)	100	—	100	—
3. In Co-operative societies
- Sesa Ghor Premises Holders Maintenance Society Limited, of 200 each (Current year 4,000 Previous year 4,000)	40	—	40	—
- Sesa Goa Sirsaim Employees Consumers Co Operative Society Limited, of 10 each (Current year 2,000 Previous year 2,000)	200	—	200	—
- Sesa Goa Sanquelim Employees Consumers Co- operative Society Limited, of 10 each (Current year 2,300 Previous year 2,300)	230	—	230	—
- Sesa Goa Sonshi Employees Consumers Co- operative Society Limited, of 10 each (Current year 4,680 Previous year 4,680)	468	—	468	—
- Sesa Goa Codli Employees Consumers Co- operative Society Limited, of 10 each (Current year 4,500 Previous year 4,500)	450	—	450	—
- Sesa Goa Shipyard Employees Consumers Co-operative Society Limited, of 10 each (Current year 5,000 Previous year 5,000)	500	—	500	—
- The Mapusa Urban Cooperative Bank Limited, of 25 each (Current year 1,000 Previous year 1,000)	40	—	40	—
Less: Provision for diminution in value of investments		(6.93)		(4.50)

Total		26,088.30		22,419.11

Grand Total		26,088.30		22,419.11

Aggregate amount of quoted investments		13,035.11		13,035.11
Market value of quoted investments		51,933.20		47,063.26
Aggregate amount of unquoted investments		13,053.19		9,384.00

a.	In pursuance to the Government of India’s policy of disinvestment and the Share Purchase Agreement and a Shareholder’s Agreement (“SHA”) both dated April 4, 2002 entered into with the Government of India, the Company acquired 26% equity interest in Hindustan Zinc Limited (HZL). Under the terms of the SHA, the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Company, the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option vide its letter dated July 21, 2009. The Government of India disputed the validity of call option and has refused to act upon the second call option. Consequently, the Company invoked arbitration and filed a statement of claim. The arbitration proceedings are under progress in early stages. The next date of hearing is fixed on August 08, 2015.

162

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Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

b.	The Company purchased a 51.0% holding in Bharat Aluminium Company Limited (BALCO) from the Government of India on March 2, 2001. Under the terms of the Shareholder’s Agreement (“SHA”) for BALCO, the Company has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the provision of Section 111A of the (Indian) erstwhile Companies Act, 1956 by restricting the rights of Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. Subsequently the Company referred the matter to arbitration as provided in the SHA and the majority award of the arbitral tribunal rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) Companies Act, 1956 and are not enforceable.

The Company challenged the validity of the majority award under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The High Court of Delhi passed an order dated August 10, 2011 directing the Company’s application and the application by the Government of India to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi and next date of hearing is fixed on August 3, 2015.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for  15,492.00 Crore and 1,782.00 Crore, respectively. The Company has, by way of letters dated April 10, 2012 and

July 6, 2012, sought to engage with the Government of India on the same terms as the offer. This offer was separate from the contested exercise of the call options, and the Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore there is no certainty that the acquisition will proceed.

c.	On February 23, 2012, the Company entered into a tripartite agreement with Larsen & Toubro Limited (L&T) and Raykal Aluminium Company Private Ltd (Raykal). L&T holds certain prospecting licenses for bauxite mines located at Sijmali and Kurumali of Rayagada and Kalahandi districts of Odisha. By this agreement the entire bauxite excavated from above mines will be available for the use of Raykal and / or to the Company. It is also further agreed that the Company will acquire 100% of equity share capital of Raykal in a phased manner at a pre-agreed consideration in a milestone based acquisition. As on the balance sheet date, the Company has acquired 24.5% of the share capital of Raykal for a consideration of 200.70 Crore. The recommendation for grant of Mining License by State Government is under active consideration.

d.	Pursuant to the Scheme approved by the Honorable High Court of Madras filed by Malco Energy Limited (“MEL”) in the matter of reduction of capital, MEL undertook restructuring whereby the subscribed and paid up capital was reduced from 2/- per equity share to ..05/- per equity share and simultaneously with the reduction of share capital of the Company, 854,656,250 equity shares of the reduced face value of 0.05/- each were then consolidated into 21,366,406 equity shares of 2/- each fully paid-up. Further on March 30, 2105, the Company subscribed for 2,000,000 equity shares of 2 each at a premium of 498 per share.

e.	During the year, 1,000,000 Redeemable Cumulative Preference shares having a face value of 100 Crore issued at a premium of 2,900 Crore on March 28, 2012, and redeemable on March 28, 2022 at a premium of 68,650 per preference share, were fully redeemed by MEL on March 30, 2015, together with a foreclosure cost of 200 Crore on account of early redemption.

f.	Pursuant to Scheme of Amalgamation of Sterlite Infra Limited (Refer note no. 33)

14	Long-term loans and advances

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Unsecured, considered good (unless otherwise stated)
Capital advances	622.05	632.78
Security deposits	96.73	76.90
Loans and advances to related parties [Refer note no. 49]#	—	6,692.78
Prepaid expenses	5.37	7.03
Advance income tax (net of provision)	2,066.63	2,041.08
MAT credit entitlement	234.25	189.12
Advances / loans to employees	—	0.08
Balance with Central Excise and other government authorities	294.19	265.75

Total	3,319.22	9,905.52

163

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

#	Loans and advances to related parties include:

		( in Crore)
Name of related party	As at March 31, 2015	As at March 31, 2014
Sterlite Infra Limited	—	6,193.16
Talwandi Sabo Power Company Limited	—	393.65
Share application money pending allotment:
- Goa Energy Limited	—	32.96
- Bloom Fountain Limited	—	56.21
- Vizag General Cargo Berth Limited	—	16.80

Total	—	6,692.78

15	Other non-current assets

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Unamortised expenses on borrowings	70.39	104.40

Total	70.39	104.40

16	Current investments

						( in Crore)
	As at March 31, 2015			As at March 31, 2014
Particulars	Par Value	No. of Units	Amount	Par Value	No. of Units	Amount
Investments (at lower of cost and fair value)- fully paid up
Investments in Mutual Funds (unquoted)
- Axis Liquid Fund- Institutional Plan- Growth	1,000	418,153	64.40	1,000	7,294	1.02
- Baroda Pioneer Liquid Fund- Plan A-Growth	1,000	61,733	9.87	1,000	103,336	15.07
- Deutsche Mutual Fund DWS Insta Cash Plus Fund Super IP	100	226,424	4.10	—	—	—
- Birla Sun Life Cash Plus- Growth	100	93,693	2.10	100	7,131,495	146.37
- Birla Sun Life Cash Plus- Reg- Growth	100	1,561,843	35.00	—	—	—
- Birla Sun Life Cash Plus Institutional Plan Growth	100	490,771	11.00	100	3,651,575	75.00
- HDFC Liquid Fund- Growth	10	4,353,599	12.00	—	—	—
- HDFC Cash Management Fund-Saving Plan- Growth	10	3,484,143	10.15	—	—	—
- ICICI Prudential Liquid Regular Plan Growth	100	250,170	5.16	100	571,327	10.81
- ICICI Prudential Liquid Super IP Growth	100	1,305,857	27.00	100	1,318,914	25.00
- IDFC Cash Fund- Reg- Growth	1,000	64,787	11.00	—	—	—
- Kotak Floater- Short Term- Growth	1,000	15,349	3.51	—	—	—
- Kotak Mahindra- Liquid Scheme Plan A- Growth	—	—	—	1,000	44,433	11.52
- L&T Liquid Fund- Growth	1,000	228,209	43.71	1,000	28,010	4.91
- Reliance Liquidity Fund- Growth	—	—	—	1,000	30,585	5.89
- DSP Blackrock Liquidity Fund- Institutional Plan- Growth	1,000	185,838	37.12	—	—	—
- Reliance Liquid Fund- Treasury Plan- Inst- Growth	1,000	87,640	29.79	1,000	25,013	7.80
- Religare Liquid Fund- Growth	1,000	128,630	25.94	—	—	—
- SBI Premier Liquid Fund- Growth	1,000	18,719	4.10	1,000	14,404	2.88
- Religare Invesco Liquid Fund- Growth	1,000	36,197	6.94	—	—	—
- Tata Liquid Fund- Plan A- Growth	1,000	116,604	30.03	1,000	156,931	37.10
- UTI Liquid Cash Plan Institutional Plan- Growth	1,000	14,657	3.35	1,000	22,571	4.70

Total			376.27			348.08

164

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Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

17	Inventories

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Raw Materials	1,437.67	1,127.51
Goods-in transit	1,329.00	1,271.14

	2,766.67	2,398.65

Work-in-progress	1,766.19	1,968.79

	1,766.19	1,968.79

Finished goods	206.59	489.81

	206.59	489.81

Fuel Stock	258.24	316.08
Goods-in transit	164.43	146.21

	422.67	462.29

Stores and spares	278.19	353.66
Goods-in transit	1.76	5.50

	279.95	359.16

Total	5,442.07	5,678.70

For mode of valuation for each class of inventories, refer note number 2(c)

Broad category of inventories:

			( in Crore)
Particulars		As at March 31, 2015	As at March 31, 2014
(a)	Work-in-progress
	Copper	852.75	1,051.13
	Slime	433.55	388.52
	Phosphoric acid	2.17	2.74
	Hydrate alumina	88.57	42.20
	Calcined alumina	113.88	196.07
	Anodes	91.17	97.44
	Hot metal	68.95	34.98
	Cast metal	4.31	4.14
	Anode butt	93.82	137.59
	Others	17.02	13.98

	Total	1,766.19	1,968.79

(b)	Finished goods
	Continuous Cast Copper Rod	2.00	22.60
	Copper Cathode	7.32	25.06
	Sulphuric Acid	1.65	6.73
	Phosphoric Acid	8.61	22.79
	Iron Ore	52.13	333.48
	Pig Iron	39.77	33.42
	Ingot	35.02	4.06
	Billet	6.09	1.75
	Wire Rod	0.74	1.93
	Others	53.26	37.99

	Total	206.59	489.81

165

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

18	Trade receivables

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Trade receivables outstanding for a period exceeding six months from the date they were due for payment
Unsecured, considered good	529.69	150.93
Doubtful	532.61	251.39
Less: Provision for doubtful trade receivables	(532.61)	(251.39)

Total	529.69	150.93

Other Trade receivables
Unsecured, considered good	628.00	1,152.72
Doubtful	35.07	8.37
Less: Provision for doubtful trade receivables	(35.07)	(8.37)

Total	628.00	1,152.72

Total	1,157.69	1,303.65

19	Cash and cash equivalents

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Cash and cash equivalents (as per Accounting Standard 3: Cash flow statements)
Balances with banks in current accounts	196.22	211.75
Bank deposits with original maturity of less than 3 months [a]	17.70	77.86
Cash on hand	0.07	0.11

	213.99	289.72
Other bank balances
Bank deposits with original maturity of more than 12 months [b]	7.48	1,268.30
Bank deposits with original maturity of more than 3 months but less than 12 months [c]	225.13	537.00
Earmarked unpaid dividend accounts	17.54	15.34

Total	464.14	2,110.36

a	Includes Nil (Previous year 4.86 Crore) on lien with banks.
b	Includes 7.46 Crore (Previous year 0.07 Crore) on lien with banks and margin money Nil (Previous year 37.57 Crore).
c	Includes 187.00 Crore (Previous year 187.00 Crore) on lien with banks and margin money 38.13 Crore (Previous year Nil).

20	Short-term loans and advances

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Unsecured considered good (unless otherwise stated)
Loans and advances to related parties [Refer note no. 49]	343.58	206.04
Prepaid expenses	69.81	63.93
Advances / loans to employees	0.78	1.56
Sundry deposits	53.03	71.91
Balance with central excise and government authorities	471.73	450.94
Fair value derivative hedging receivable	68.73	36.38
Claims and other receivables [Refer note no. 39(ii)]	410.57	51.46
Advance to suppliers	317.55	401.22
Considered doubtful	28.69	28.69
Less: Provision for doubtful loans and advances	(28.69)	(28.69)

Total	1,735.78	1,283.44

166

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

21	Other current assets

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Interest accrued on bank deposits	11.35	107.65
Assets held for sale	—	0.17
Export incentives receivable	123.82	167.53
Unamortised expenses on borrowings	71.18	149.71
Unbilled revenue	126.17	—

Total	332.52	425.06

22	Revenue from operations

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Sale of products (gross) [a]	33,246.17	29,396.64
Sale of services
Job work	662.76	257.73
Service fees	2.35	2.08
Hire of barges and jetties	2.74	—
Others	21.74	0.41
Export incentives	247.55	270.28
Other operating revenues
Unclaimed liabilities written back	18.22	42.01
Scrap sales	41.38	39.62
Sale of gases	—	4.63
Sale of slag	11.25	7.11
Miscellaneous income	58.72	65.56
Gross revenue from operations	34,312.88	30,086.07
Less: Excise duty	(1,810.47)	(1,549.54)

Net revenue from operations	32,502.41	28,536.53

a.	Details of products sold

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Iron ore [Traded goods of 10.62 Crore (Previous year: Nil)]	229.91	5.57
Metallurgical coke	221.86	180.06
Pig iron	1,595.17	1,456.21
Copper concentrate (Traded goods)	—	397.03
Continuous cast copper rod	8,339.99	6,400.54
Copper cathode	7,942.50	7,704.89
Anode slime	2,409.55	1,726.23
Phosphoric acid	337.35	462.00
Sulphuric acid	248.09	90.87
Aluminium wire rods	2,231.77	1,780.82
Aluminium ingots	4,092.95	4,002.55
Aluminium billets	1,779.24	1,706.90
Power sales [Traded goods of 107.32 Crore (Previous year: Nil)]	2,671.69	3,058.86
Zinc (Traded goods)	—	82.39
Alumina (Traded goods)	859.60	266.75
Others (include sale of coal, gypsum, silicic acid etc.) [includes traded goods of 20.27 Crore (Previous year 30.53 Crore)]	286.50	74.97

Total	33,246.17	29,396.64

167

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

23	Other income

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Interest income on:
Bank deposits	123.87	148.80
Loans	16.23	94.28
Others	106.74	106.84
Dividend income:
Long-term investments- subsidiaries / associates [a]	1,446.21	1,289.31
Long-term investments- others	0.14	0.14
Net gain on sale of current investments	45.47	155.39
Other non-operating income [b]	270.20	22.30

Total	2,008.86	1,817.06

a)	Includes dividend from subsidiaries 1,446.21 Crore (Previous year: 1,061.07 Crore), associate Nil (Previous year 228.24 Crore).
b)	Includes Foreclosure income of 200 Crore (Previous year: Nil) from a subsidiary company consequent to early redemption of investment in preference shares of the subsidiary.

24	Cost of materials consumed

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Material consumed:
Copper concentrate	15,200.00	13,730.53
Rock Phosphate	191.21	343.26
Iron ore	401.59	472.90
Alumina	828.83	1,757.05
CP Coke	431.77	447.26
Coal Tar Pitch	211.69	200.08
Aluminium Fluoride	77.58	85.67
Caustic	278.55	183.48
Bauxite	883.83	396.61
Others	344.65	328.75

Total	18,849.70	17,945.59

25	Purchase of stock-in-trade

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Coal	126.85	31.76
Iron ore	10.62	—
Alumina	860.25	267.19
Copper concentrate	—	437.22
Zinc	—	83.08
Others	0.74	—

Total	998.46	819.25

168

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

26	Changes in inventories of finished goods, work-in-progress and stock-in-trade

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening stock:
Finished goods	489.81	435.10
Add: Pursuant to scheme of amalgamation (Refer note no. 35)	—	47.74
Work-in-progress [b]	1,897.61	—
Add: Pursuant to scheme of amalgamation (Refer note no. 35)	—	1,347.72

	2,387.42	1,830.56
Less: transferred to short term loans and advances pursuant to Supreme Court Order dated April 21, 2014 [Refer note no. 39 (ii)]	(295.25)	—

	2,092.17	1,830.56

Closing stock
Finished goods [a]	172.85	489.81
Work-in-progress [b]	1,655.52	1,897.61

	1,828.37	2,387.42

Net decrease/ (increase)	263.80	(556.86)

a	Excludes stock of 33.74 Crore (Previous year Nil) relating to trial production of intermediate products for Aluminium Plant, which is being capitalised.
b	Excludes inventories of 110.67 Crore (Previous year 71.18 Crore) of work-in-progress relating to trial production of intermediate products, which is being capitalised.

27	Employee benefits expense [a]

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Salaries and wages (Refer note no. 46) [b,c]	574.82	488.57
Contributions to provident and other funds	34.00	33.90
Staff welfare expenses	41.31	36.61

Total	650.13	559.08

a.	Net of recoveries

b.	In view of the inadequacy of profits for the FY 2013-14, the remuneration paid to the Executive Chairman of the Company was in excess of the limits specified in Section 198 read together with Schedule XIII to the erstwhile Companies Act, 1956. The Company had been legally advised that the said remuneration paid / payable by the Company to such executive / whole time directors was in continuity and in accordance with the Scheme of Arrangement sanctioned by the Honorable High Court of Madras and High Court of Judicature of Bombay at Goa, for amalgamation of Sterlite Industries (India) Limited with the Company, and hence shall not be deemed to be excess remuneration in terms of Schedule XIII to the erstwhile Companies Act, 1956. The Company had filed an application with the Ministry of Corporate Affairs (MCA) for approval of waiver of excess remuneration paid to the Executive Chairman. The Company is awaiting formal communication from the MCA.

c.	The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc (the “Parent”), [The Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”) and Performance Share Plan (“PSP”)].

During the year, the PSP is the primary arrangement under which share-based incentives are provided to the defined management group, previously these awards were granted on a similar basis under the LTIP. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the PSP and LTIP is that of Parent’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the competitor companies as defined in the scheme from the date of grant. Initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years until 2012-13. Additionally, PSP vesting conditions includes continued employment with the Group till the date of vesting. Initial awards under the PSP were granted in November 2014. The awards are indexed to and settled by Parent shares. The awards have a fixed exercise price denominated in Parent’s functional currency of 10 US cents per share, the performance period of each award is three years and are exercisable within a period of six months from the date of vesting beyond which the option lapse.

169

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

The Parent has also granted awards under the ESOP scheme that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years. Under these schemes the Parent is obligated to issue the shares.

Further, in accordance with the terms of the agreement between the Parent and the Company, the fair value of the awards as on the grant date is recovered by the Parent from the Company and its subsidiaries.

Amount recovered by the Parent and recognised by the Company in the Statement of Profit and Loss (net of capitalisation) for the year ended March 31, 2015 is  60.43 Crore (Previous year 70.28 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

28	Finance costs

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Interest expense	2,939.75	2,782.12
Other borrowing costs (including forward premium)	563.70	416.42
Net loss on foreign currency transactions and translation	152.48	366.42

Total	3,655.93	3,564.96

29	Other expenses

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Consumption of stores and spare parts	605.65	365.21
Cess	24.73	28.58
Water charges	101.25	69.02
Repairs to machinery	313.50	228.49
Repairs to building	34.39	20.99
Repairs others	22.00	15.26
Excise duty [a]	(6.18)	1.14
Royalty	0.95	0.75
Rent	7.94	8.19
Rates & taxes	13.41	10.90
Insurance	52.13	57.10
Conveyance & travelling expenses	25.77	18.18
Loss on sale of fixed assets (net)	1.22	6.62
Sitting fees and commission to directors	0.19	1.49
Payment to auditors [b]	7.73	7.49
Provision for doubtful trade receivables/advances	320.40	247.01
Net loss on foreign currency transaction and translations	0.81	527.97
Carriage outward	232.59	237.11
Mining expenses	123.50	50.84
Export duty	13.16	—
Commission on sales	3.45	3.64
Power scheduling/unscheduling charges	0.11	62.87
General expenses [Refer note no. 46] [c]	779.94	815.03

Total	2,678.64	2,783.88

a	Represents the aggregate of excise duty borne by the Company and difference between excise duty on opening and closing stock of finished goods.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

b	Payment to auditors comprise of:

			( in Crore)
Particulars		Year ended March 31, 2015	Year ended March 31, 2014
(i)	To Statutory Auditors
	For statutory audit and other audit services	6.29	6.44
	For taxation matters	0.30	—
	Certification services	0.17	0.14
	Reimbursement of expenses	0.84	0.64
(ii)	To Cost Auditors for cost audit	0.13	0.27

	Total	7.73	7.49

c	General expenses include donations aggregating to Nil to political parties (Previous Year 15.00 Crore made to Bharatiya Janata Party)

30	Exceptional items

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Land regularisation fees [a]	—	64.04
Provision for impairment of investment[b]	2.43	—
Impairment of mining assets[c]	—	66.84

Total	2.43	130.88

a	Pertain to expenditure in connection with payment made pursuant to amendment during the previous year under Land Revenue Code for regulating mining dumps at Goa.
b	Represents provision recognised in respect of investment in coal block allotted to the Company due to cancellation of coal blocks by the Supreme Court of India
c	Represents impairment of mining assets of Aluminium division at Lanjigarh as the Ministry of Environment and Forests has rejected the Stage II clearance for the Niyamgiri mining project.

31	Earnings per equity share

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Profit after tax attributable to equity share holders for Basic EPS	1,927.20	1,076.09
Profit after tax attributable to equity share holders for Diluted EPS *	1,927.20	1,076.09
Weighted Average no. of equity shares outstanding during the year
for Basic EPS (Nos)	2,965,004,871	2,935,240,355
for Diluted EPS (Nos)*	2,965,004,871	2,935,240,355
Basic EPS (in )	6.50	3.67
Diluted EPS (in )*	6.50	3.67
Nominal Value per Share (in )	1.00	1.00

*	During the current year and previous year the effect of potential equity shares on account of FCCBs is anti-dilutive and hence the same has not been considered in calculating the diluted EPS.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

32	The Company has revised the estimated useful lives of certain assets with effect from April 1, 2014, based on an independent technical study and evaluation of the useful life of the assets conducted in this regard and management’s assessment thereof. The details of previously applied depreciation rates / useful life and the revised estimated useful life, wherever the impact is significant are as follows:

Asset	Previous Useful life ( ~Years)	Revised Useful life ( ~Years)
Buildings (Residential, factory etc.)	28-58	30-60
Plant and equipment
- Other than Continuous process plant	20	15
- Continuous process plant (for which no special rates prescribed)	18	25
- Plant and equipment used in manufacture of non-ferrous metals	18	40
Railway siding	7	15
Roads	28-58	3-10
Office equipment	20	5
Furniture and fixtures	15	10
Vehicles	10	8-10

For assets subject to the depreciation rates prescribed by a regulatory authority, the prescribed rates are followed.

As a result of the revision in the estimated useful lives of certain assets as referred above:

(i)	The Company has fully depreciated the carrying value of assets, net of residual value, where the remaining useful life of the asset was determined to be nil as on April 1, 2014, and has adjusted an amount of 20.42 Crore (net of deferred tax of 10.51 Crore) against the opening Surplus balance in the Statement of Profit and Loss.

(ii)	The depreciation expense in the Statement of Profit and Loss for the year is lower by 598.90 Crore.

33	Amalgamation schemes

The Schemes of Amalgamation (the “Schemes”) amongst Goa Energy Limited (GEL), Sterlite Infra Limited (SIL) (fully owned subsidiary companies) and Vedanta Limited was sanctioned by the High Court of Judicature of Bombay at Goa vide its order dated March 12, 2015 and High Court of Madras has vide its order dated March 25, 2015 respectively. The Schemes became effective from March 24, 2015 for Vedanta and GEL and from April 8, 2015 for Vedanta and SIL, being the date of filing the respective orders with the Registrar of Companies. The above Schemes have been given effect to in the financial statements for the year ended March 31, 2015.

The appointed date as per the scheme is April 1, 2014 and have been accounted under “pooling of interest method” prescribed in the Accounting Standard on Accounting for Amalgamation (AS) - 14.

I.	Amalgamation of GEL with Vedanta:

a)	GEL was engaged in the generation of commercial power in the State of Goa and was a wholly owned subsidiary of Vedanta.

b)	In accordance with the Scheme:

(i)	GEL stands dissolved without winding up with effect from April 01, 2014, on the effective date.

(ii)	All assets, debts and liabilities of GEL have been deemed transferred to and vested in the Company with effect from April 01, 2014.

(iii)	GEL carried on the business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme.
(iv)	In accordance with the Scheme, GEL being a wholly owned subsidiary of Vedanta, no shares were issued and allotted by Vedanta.

(c)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS)-14 on Accounting for Amalgamations, whereby:

(i)	In accordance with the Scheme, the assets, liabilities and reserves (excluding share premium) of GEL as at April 01, 2014 have been recorded at their book values. Further, equity share capital, share premium account of GEL, and investments in the equity shares of GEL has been eliminated and resultant balance amount of 14.01 Crore has been debited to General Reserve of the Company.

(ii)	The operations of GEL during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company. The credit balance in Surplus in Statement of Profit and Loss of GEL as at April 01, 2014 5.67 Crore has been included in Surplus in Statement of Profit and Loss of the Company.

(iii)	In terms of the Scheme inter-company balances (payables, receivables, loans, advances, etc) between GEL and the Company as at appointed date have been cancelled.

II.	Amalgamation of SIL with Vedanta:

a)	SIL was a wholly owned subsidiary of Vedanta, and through its overseas subsidiaries owns mines in Namibia, South Africa and Ireland. In accordance with the Scheme:

(i)	SIL stands dissolved without winding up with effect from April 01, 2014, on the effective date.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

(ii)	All assets, debts and liabilities of SIL have been deemed transferred to and vested in the Company with effect from April 01, 2014.

(iii)	SIL carried on the business for and behalf of the Company for the period from the appointed date to the effective date, in trust as per the Scheme.

(iv)	In accordance with the Scheme, SIL being a wholly owned subsidiary of Vedanta, no shares were issued and allotted by Vedanta.

(b)	The amalgamation has been accounted under the ‘Pooling of Interests’ method as envisaged in the Accounting Standard (AS)-14 on Accounting for Amalgamations, whereby:
(i)	In accordance with the Scheme, the assets, liabilities and reserves (excluding share premium) of SIL as at April 01, 2014 have been recorded at their book values. Further, equity share capital of SIL and investments in the equity shares of SIL has been eliminated.

(ii)	The operations of SIL during the year have been accounted for in the current year’s Statement of Profit and Loss of the Company. The debit balance in Surplus in Statement of Profit and Loss of SIL as at April 01, 2014 345.85 Crore has been included in Surplus in Statement of Profit and Loss of the Company.

(iii)	In terms of the Scheme inter-company balances (payables, receivables, loans, advances, etc) between SIL and the Company as at appointed date have been cancelled.

34	Employee benefits

The obligation for short term compensated absences is recognised on an undiscounted basis for the portion of accumulated leave which an employee can encash.

Defined contribution plan:

		( in Crore)
Particulars	2014-15	2013-14
Employer’s contribution to provident fund and family pension fund	18.11	17.77
Employer’s contribution to superannuation fund	6.88	8.42

The provident fund of the Iron Ore division is exempted under section 17 of Employees Provident Fund Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on the Guidance Note from The Institute of Actuaries- Valuation of Interest Guarantees on Exempt Provident Funds under AS 15 (Revised 2005)- for actuarially ascertaining such interest liability, there is no interest shortfall that is required to be met by the Company as of March 31, 2015. Having regard to the assets of the Fund and the return on the investments, the Company does not expect any deficiency in the foreseeble future.

Defined benefit plan:

The disclosures regarding the Company’s gratuity plan (funded) is as follows:

The employees’ gratuity fund scheme (a defined benefit plan) is managed by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited. The present value of obligation is determined based on actuarial valuation using projected unit credit method, which recognize each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

Actuarial assumptions
Particulars	2014-15	2013-14
Salary growth	5.25% - 7%	6% - 7%
Discount rate	7.8%	9.00%
Expected return on plan assets	8.3% - 9.25%	9.45%
Mortality table	IALM (2006-08)	IALM (2006-08)

		( in Crore)
Particulars	2014-15	2013-14
Expenses recognised in the income statement
Current service cost	6.14	6.09
Interest cost	7.00	6.19
Expected return on plan assets	(5.89)	(5.55)
Net actuarial (gains)/losses recognised in the year	4.98	3.85

Total (Gross of recoveries)	12.23	10.58

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

Movement in present value of defined benefit obligation

		( in Crore)
Particulars	2014-15	2013-14
Obligation at the beginning of the year	77.68	42.73
Add: Pursuant to Scheme of Amalgamation (Refer note no. 33 for current year and note no. 35 for previous year)	0.11	29.32
Current service cost	6.14	6.09
Interest cost	7.00	6.19
Actuarial loss on obligation	4.21	3.86
Benefits paid	(11.57)	(10.51)

Obligation at the end of the year	83.57	77.68

Movement in present value of plan assets

		( in Crore)
Particulars	2014-15	2013-14
Fair value at the beginning of the year	66.02	36.30
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 35)	—	22.30
Expected returns on plan assets	5.89	5.55
Contribution	11.27	12.37
Actuarial gains and (losses)	(0.77)	0.01
Benefits paid	(11.57)	(10.51)

Fair value at the end of the year	70.84	66.02

Amount recognised in the Balance Sheet					( in Crore)
Particulars	2014-15	2013-14	2012-13	2011-12	2010-11
Present value of obligations at the end of the year	83.57	77.68	42.73	41.06	34.00
Less: Fair value of plan assets at the end of the year	(70.84)	(66.02)	(36.30)	(33.34)	(28.81)

Net liability recognised in the Balance Sheet	12.73	11.66	6.43	7.72	5.19

Experience adjustment on actuarial Gain/(Loss)
Plan liabilities	26.84	12.64	1.05	0.79	3.28
Plan assets	14.86	19.25	0.22	1.03	(1.92)

Notes:

In the absence of detailed information regarding Plan assets which is funded with Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The contribution expected to be made by the Company during the financial year 2015-16 is 6.73 Crore.

The estimate of future salary growth considered in the actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

35	a)	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the year ended March 31, 2014. Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions have not yet been admitted pending hearing.

b)	By way of Slump sale agreement dated August 19, 2013 between VAL and the Company, the power business consisting of 1,215 MW (9x135 MW) captive power plants situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh together with the assets and liabilities, has been purchased by the Company on a going concern basis at its carrying value at a consideration of 2,893 Crore. The said consideration was fully discharged by the Company during the year.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

36	The Company entered into Joint venture agreement with Orissa Mining Corporation Limited (OMCL) and incorporated South West Orissa Bauxite Mining Private Limited (SWOBM) with equity contribution of 0.05 Crore in the ratio of 74 (the Company):26 (OMCL). SWOBM was incorporated on July 15, 2009 to carry on the business of raising and mining bauxite and alumina bearing ore from the bauxite mines in the State of Odisha. As per JV agreement dated October 05, 2004 and subsequent amendment thereto in 2009, the Company was to enter into raising contract agreement with OMCL, the lessee of Niyamgiri Mines to raise bauxite from said mines. Since Ministry of Environment & Forests (MoEF) has not granted approval for forest diversion, no mining activity has been undertaken and accordingly the raising contract agreement was not entered into.

37	The Company had entered into an EPC contract with SEPCO Electric Power Construction Corporation (SEPCO) for setting up 1,980 MW Independent Power Plant at Talwandi, Punjab. The said contract has been novated in the name of Talwandi Sabo Power Limited (TSPL) by virtue of a novation agreement dated

November 17, 2009 between the Company, TSPL and SEPCO and all rights and obligations of the Company have been assigned to TSPL by virtue of the novation agreement. The Company has guaranteed to SEPCO to discharge TSPL’s obligation, including right of recourse to the Company under the guarantee, in case of failure of TSPL to perform its obligations under the EPC contract.

38

The Company has subscribed to the memorandum of association of M/s Rampia Coal Mines and Energy Private Limited, a joint venture company incorporated in India under the Companies Act for the purpose of development of coal block. The Company had invested in 2.43 Crore equity shares of 1 each amounting to 2.43 Crore representing 17.39% of the total equity shares. During the current year provision of 2.43 Crore has been recognised in respect of such investment due to cancellation of coal blocks by the Supreme Court of India.

Following is the information pertaining to the Company’s interest in the above jointly controlled entity as extracted from the financial information of the jointly controlled entity.

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Assets	2.45	2.44
Liabilities	0.20	0.09
Equity contribution	2.43	2.43
Deficit in Statement of Profit and Loss	0.18	0.09

39	(i)	Karnataka mining

Consequent to the clearance for resumption of iron ore mining operations at Karnataka by the Honourable Supreme Court of India (the “Supreme Court”), the Company had resumed mining operations with effect from December 28, 2013 but had to again suspend operations from July 31, 2014 due to the expiry of Temporary Working Permission. Subsequent thereto, on execution of Mining Lease Deed (ML) and Final Forest Clearance (FC) during the year, the Company has resumed mining operations in Karnataka on February 28, 2015.

	(ii)	Goa mining

		a)	The Honourable Supreme Court of India (the “Supreme Court”) vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions; including that no mining operations can be carried out until renewal/execution of mining lease deeds by the State Government. It also directed that out of the sale proceeds of the e-auction of excavated ore, leaseholders to be paid average cost of excavation of iron ore, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated to the State Government. In pursuance of the said judgement, the State Government of Goa has on October 1, 2014 announced the Goa Grant of Mining Leases Policy, 2014. The State Government has renewed the mining leases and the Company is in the process of obtaining other approvals/clearances. The Government of Goa has vide its order dated January 15, 2015 revoked its earlier order on temporary suspension of mining operations in the State of Goa. In view of the above developments, the Company expects to restart mining activities in Goa shortly.

b)	In view of the Supreme Court judgment designating the State Government as owners of the ore and mine lessees entitled to reimbursement of the average cost of excavation and based on rules framed for auction of such ore, during the year inventories of carrying value of 295.25 Crore, which would have been disclosed as such and included in inventories as at March 31, 2014, have instead been disclosed as “Claims and other receivables” under the head “Short term loans and advances” as at March 31, 2015.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

40	Disclosures under Section 22 of the Micro, Small and Medium Enterprises Development Act 2006

( in Crore)
Particulars		As at March 31, 2015	As at March 31, 2014
(i)	Principal amount remaining unpaid to any supplier as at the end of the accounting year	21.05	6.66
(ii)	Interest due thereon remaining unpaid to any supplier as at the end of the accounting year	—	—
(iii)	The amount of interest paid along with the amounts of the payment made to the supplier beyond the appointed day	—	—
(iv)	The amount of interest due and payable for the year	—	—
(v)	The amount of interest accrued and remaining unpaid at the end of the accounting year	—	—
(vi)	The amount of further interest due and payable even in the succeeding year, until such date when the interest dues as above are actually paid	—	—

Dues to micro and small enterprises have been determined to the extent such parties have been identified on the basis of intimation received from the “suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006.

41	Imported and Indigenous materials consumed

	Year ended March 31, 2015		Year ended March 31, 2014
	( in Crore)%		( in Crore)%
Raw materials:
Imported	17,283.08	91.69	16,526.01	92.09
Indigenous	1,566.61	8.31	1,419.58	7.91

	18,849.69	100.00	17,945.59	100.00

Stores and spare parts:
Imported	87.92	14.52	37.80	10.35
Indigenous	517.73	85.48	327.41	89.65

	605.65	100.00	365.21	100.00

42	CIF value of imports

		( in Crore)
	Year ended March 31, 2015	Year ended March 31, 2014
Raw materials (including in transit)	17,660.23	17,602.67
Components and spare parts (including in transit)	93.98	75.01
Fuel (including in transit)	1,312.33	1,091.37
Capital goods	11.30	31.39

Total	19,077.84	18,800.44

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

43	Expenditure in foreign currency

( in Crore)
	Year ended March 31, 2015	Year ended March 31, 2014
Interest	273.54	488.80
Professional and consultation fees	16.42	10.62
Services related to fixed assets	21.10	97.44
Foreign travel, subscription, etc.	3.04	2.34
Technical service charges	2.51	3.34
Long-term incentive scheme	67.24	76.86
Incidental damages to ASARCO	8.45	47.25
Demurrage	0.15	—
Ocean freight	25.32	33.37
Others	40.75	28.54

Total	458.52	788.56

44	Earnings in foreign currency

( in Crore)
	Year ended March 31, 2015	Year ended March 31, 2014
Export of goods calculated on FOB basis	14,423.80	12,685.96
Service fees	2.35	2.11
Others (ADS reimbursement from CITI)	3.03	7.15

Total	14,429.18	12,695.22

45	Particulars of dividend paid to non-resident shareholders in foreign currency

	Year ended March 31, 2015	Year ended March 31, 2014
Number of Shareholders	4	4
a) Number of Shares held	1,764,165,424	—
2014-15 (Interim)- ( in Crore)	308.73	—
b) Number of Shares held	1,691,621,175	—
2013-14 (Final)- ( in Crore)	296.03	—
c) Number of Shares held	—	1,628,741,709
2013-14 (Interim)- ( in Crore)	—	244.31
d) Number of Shares held	—	479,113,619
2012-13 (Final)- ( in Crore)	—	4.79
e) Number of Shares held	—	1,671,144,924

2012-13 (Interim)-( in Crore)@	—	200.54

@	paid by erstwhile Sterlite.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

46	The Company has incurred an amount of 25.50 Crore towards Corporate Social Responsibility as per Section 135 of the Companies Act, 2013 and is grouped in the financial statements as mentioned below:

Particulars	in Crore
General expenses (Refer note no. 29)	23.98
Salaries and wages (Refer note no. 27)	1.21
Capital work-in-progress (Refer note no. 12)	0.31

Total	25.50

47	A)	Contingent liabilities

		( in Crore)
			As at March 31, 2015	As at March 31, 2014
(a)	Disputedliabilities in appeal:
	(i)	Income tax demands principally in respect of depreciation consequent to block assessment, disallowance of short term capital loss, disallowance of commission on sales paid to non resident, Section 14A, demurrage, Section 10B deduction and additional depreciation on plant and machinery.	1,209.63	1,347.49
	(ii)	Sales tax demands relating to tax on Freight and Entry Tax on imported goods	687.20	498.46
	(iii)	Excise duty relating to disputes in respect of dutiability and availing of cenvat credit on certain capital goods and other inputs.	160.42	154.32
	(iv)	Service tax demands for certain services rendered	39.83	25.95
	(v)	Custom duty relating to differential export duty on export shipments	36.79	14.04
	(vi)	FERA/FEMA matters relating to disputes in respect of certain investments into the Company	59.90	59.90
	(vii)	Forest development tax levied by Government of Karnataka	297.80	297.80
	(viii)	Cess on transportation of ore, coal and coke levied by Government of Goa under the Goa Rural and Development and Welfare Cess Act, 2000 (Goa Act 29 of 2000)	109.38	107.33
	(ix)	Royalty demand in Karnataka	12.11	12.11
	(x)	Other matters principally related to Building Cess under Building and Construction Workers (RECS) Act, 1996 and corresponding Welfare Cess Act, 1996	11.07	10.63
(b)	Claims against the Company not acknowledged as debts principally related to commercial and employment contracts, stacking charges, dead rent on deemed mining leases and royalty.		400.93	249.29

(c)	Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to 46.13 Crore (Previous year 37.28 Crore).

(d)	Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of 1,553.00 Crore. Based on the assessment, the Company had booked the liability for 174.00 Crore in earlier years and continues to defend the balance claim. The Company is defending the claim and has filed a counter claim of 2,458.00 Crore for delays caused for which SSNP is responsible. SSNP has also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief seeking restrain order on encashment of Advance Bank Guarantee (ABG), injunction from disposing or creating third party right over Plant & Machinery (P&M) at the project site and security for the amount due under the contract. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed the Company to deposit a bank guarantee for an amount of 187.00 Crore as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. The Company has deposited a bank guarantee of equivalent amount to the satisfaction of the Prothonotary, Bombay High Court. Moreover, the SSNP’s Application under Section 31(6) of Arbitration Act for Interim Award of 202.00 Crore was also disallowed by the majority bench of the tribunal as pre-mature and unjustified. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

(e)	Future cash flows in respect of the above, if any, is determinable only on receipt of judgement/decisions pending with relevant authorities. The Company does not expect the outcome of matters stated above to have a material adverse effect on the Company’s financials conditions, result of operations or cash flows.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

B)	Capital and other commitments

		( in Crore)
	As at March 31, 2015	As at March 31, 2014
(a) Capital commitments
Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances).	3,238.80	3,774.57
(b) Uncalled liability on shares and other investment commitments	1,627.37	1,669.94
(c) Other commitments
(i) The Company has given corporate guarantees to banks/ financial institutions on behalf of subsidiaries/ associates [Refer note no. 49 (xi)(h)]	7,717.98	9,234.44
(ii) Export obligations against the import licenses taken for import of capital goods under the Export Promotion Capital Goods Scheme and advance license scheme for import of raw material	10,337.03	13,547.72
(iii) Customs duty bonds	175.95	2,426.58

(d)	Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at 5%/ 7 % at variable cost as per the conditions referred to in PPA . The PPA has a tenure of twenty five years.

C)	In an appeal filed by the Company against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the copper smelter could continue its operations. NGT vide its final judgment dated August 08, 2013 made its interim order dated May 31, 2013 absolute and allowed the copper smelter to continue its operation subject to it implementing all recommendations and suggestions given by Expert Committee for better functioning of the copper smelter in a time bound manner. The Company has implemented all of the recommendations and the copper smelter has been operating normally. TNPCB has filed appeals against the interim and final orders of the NGT before the Supreme Court of India, which are pending as on date.

D)	i)	Lanjigarh project - Niyamgiri mining lease: In respect of the Niyamgiri mining lease of the Company, the Honourable Supreme Court in its order dated April 18, 2013 directed the Government of Odisha (“GOO”) to place any unresolved issues and claims of the local communities under the Forest Right Act and Rules before the Gram Sabha. The GOO completed the process of conducting Gram Sabha meetings in 12 villages and submitted its report on the proceedings to the Ministry of Environment and Forests (“MOEF”). Further the MOEF based on the report submitted by the GOO rejected the grant of stage II forest clearance for the Niyamgiri project of Orissa Mining Corporation Limited, which is one of the sources of supply of bauxite to the alumina refinery at Lanjigarh. In terms of the Memorandum of Understanding with the GOO (through OMC), 150 million tonnes of bauxite is required to be made available to the Company. The Company is also considering sourcing of bauxite from alternate sources to support the existing and the expanded refinery operations. The Company is also pursuing with Government of Odisha and Ministry of Mines, Government of India for securing bauxite to refinery in terms of MOU with GOO.

ii)	Expansion of Alumina Refinery:

Environment Clearance (EC) process has gone ahead with a favorable Public Hearing, and Expert Appraisal Committee, in its meeting held on January 9, 2015, has recommended the project for EC subject to Stage-I forestry clearance for the Gramya Jungle Jogya land which is under pursuance. Pending the same, the expansion project continues to be on hold.

Both the above matters are critical to the planned operations of the aluminium division of the Company and, if government approvals are not obtained timely, could adversely impact its performance, although significant steps have been taken during the year by management for procuring bauxite from alternate mines/ sources.

E)	The Central Excise Department had, in June 2010, alleged violation of Advance license conditions for the period 2005-09 on the Company. Show cause notice in this regard has been served on the Company. The Company has filed a writ petition to quash the Show Cause Notice on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench in this matter. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

F)	Except as described above, there are no pending litigations which the Company believes could reasonably be expected to have a material adverse effect on the results of operations, cash flow or the financial position of the Company.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

48	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended March 31, 2015

I)	Information about Primary Business Segments

																( in Crore)
	Business Segments
Particulars	Copper		Aluminium		Iron Ore		Power		Others		Unallocated		Eliminations		Total
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue
External Revenue	20,104.96	17,337.66	9,686.10	8,127.44	254.27	5.97	2,276.17	2,727.83	1,861.81	1,728.24	—	—	—	—	34,183.31	29,927.14
Inter Segment Revenue	—	—	—	—	12.68	19.32	107.54	7.37	566.15	542.12	—	—	(686.37)	(568.81)	—	—
Gross Turnover	20,104.96	17,337.66	9,686.10	8,127.44	266.95	25.29	2,383.71	2,735.20	2,427.96	2,270.36	—	—	(686.37)	(568.81)	34,183.31	29,927.14
Less: Excise Duty recovered on Sales	1,086.83	876.96	591.39	580.47	—	—	—	—	132.25	92.11	—	—	—	—	1,810.47	1,549.54

Total Revenue	19,018.13	16,460.70	9,094.71	7,546.97	266.95	25.29	2,383.71	2,735.20	2,295.71	2,178.25	—	—	(686.37)	(568.81)	32,372.84	28,377.60

Results
Segment Result	1,722.14	873.18	1,701.91	503.87	(216.84)	(324.17)	157.01	250.29	321.31	48.83	—	—	—	—	3,685.53	1,352.00
Unallocated Corporate Expenses	—	—	—	—	—	—	—	—	—	—	68.56	544.87	—	—	68.56	544.87
Operating Profit/(Loss)	1,722.14	873.18	1,701.91	503.87	(216.84)	(324.17)	157.01	250.29	321.31	48.83	(68.56)	(544.87)	—	—	3,616.97	807.13
Less: Finance costs	—	—	—	—	—	—	—	—	—	—	3,655.93	3,564.96	—	—	3,655.93	3,564.96
Add: Other Income	—	—	—	—	—	—	—	—	—	—	2,008.86	1,817.06	—	—	2,008.86	1,817.06
Less: Income Tax (including Deferred Tax)	—	—	—	—	—	—	—	—	—	—	40.27	(2,147.74)	—	—	40.27	(2,147.74)
Less: Exceptional items	—	—	—	66.84	—	64.04	2.43	—	—	—	—	—	—	—	2.43	130.88
Net Profit/(Loss)	1,722.14	873.18	1,701.91	437.03	(216.84)	(388.21)	154.58	250.29	321.31	48.83	(1,755.90)	(145.03)	—	—	1,927.20	1,076.09
Other Information
Segment Assets	6,607.00	6,816.43	30,871.24	30,850.71	1,851.99	1,873.74	7,901.93	8,157.30	1,385.91	1,365.41	—	—	—	—	48,618.07	49,063.59
Unallocated Corporate Assets	—	—	—	—	—	—	—	—	—	—	29,916.33	34,426.09	—	—	29,916.33	34,426.09

Total Assets	6,607.00	6,816.43	30,871.24	30,850.71	1,851.99	1,873.74	7,901.93	8,157.30	1,385.91	1,365.41	29,916.33	34,426.09	—	—	78,534.40	83,489.68

Segment Liabilities	2,227.38	2,064.64	1,818.25	2,033.79	297.85	239.32	403.92	772.88	194.23	188.39	—	—	—	—	4,941.63	5,299.02
Unallocated Corporate Liabilities	—	—	—	—	—	—	—	—	—	—	39,534.90	44,511.84	—	—	39,534.90	44,511.84

Total Liabilities	2,227.38	2,064.64	1,818.25	2,033.79	297.85	239.32	403.92	772.88	194.23	188.39	39,534.90	44,511.84	—	—	44,476.53	49,810.86

Capital Expenditure	84.01	188.45	367.72	518.78	80.14	43.15	10.70	107.65	30.34	2.80	4.84	6.98	—	—	577.75	867.81
Depreciation & Amortisation	142.28	185.46	468.04	767.35	95.57	80.02	263.43	422.54	34.30	46.83	8.05	2.59	—	—	1,011.67	1,504.79
Non-cash Expenditure other than depreciation	—	0.10	14.94	81.09	—	26.44	305.46	218.73	—	1.74	—	—	—	—	320.40	328.10

(i)	Segments have been identified and reported taking into account, the nature of risks and returns, the organisation structure and the internal reporting system. The main business segments are (a) Copper which consist of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke.

(ii)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and unallocated corporate liabilities respectively.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

II)	Information about secondary segment

		( in Crore)
Geographical Segment	Current Year	Previous Year
Revenue by geographical segment
India	18,070.99	15,378.77
Outside India	14,301.85	12,998.83

Total	32,372.84	28,377.60

Carrying amount of segment assets
India	48,618.07	49,063.59
Outside India	—	—

Total	48,618.07	49,063.59

Segment capital expenditure
India	572.91	860.83
Outside India	—	—

Total	572.91	860.83

Reconciliation between segment revenue and enterprise revenue

		( in Crore)
Particulars	Current Year	Previous Year
Segment revenue (net of excise duty)
- Iron Ore	266.95	25.29
- Copper	19,018.13	16,460.70

- Aluminium	9,094.71	7,546.97
- Power	2,383.71	2,735.20
- Others	2,295.71	2,178.25
- Inter Segment Revenue	(686.37)	(568.81)

Total segment revenue	32,372.84	28,377.60
Enterprise revenue
Revenue from operations (net)	32,502.41	28,536.53
Less: Other operating revenues	(129.57)	(158.93)

Total segment revenue	32,372.84	28,377.60

49	Related Party disclosures

List of related parties and relationships

A)	Entities controlling the Company (Holding Companies)

Volcan Investments Limited (Ultimate Holding Company)

Intermediate Holding Company

Finsider International Company Limited

Richter Holdings Limited

Twin Star Holdings Limited

Vedanta Resources Cyprus Limited

Vedanta Resources Finance Limited

Vedanta Resources Holdings Limited

Vedanta Resources Plc

Welter Trading Limited

Westglobe Limited

Chairman Emeritus

Mr. Anil Agarwal

B)	Fellow Subsidiaries (with whom transactions have taken place)

Konkola Copper Mines Plc

Sterlite Grid Limited

Sterlite Iron and Steel Company Limited

Sterlite Technologies Limited

The Madras Aluminium Company Limited 2

C)	Associates

Gaurav Overseas Private Limited

Raykal Aluminium Company Private Limited

RoshSkor Township (Proprietary) Limited

D)	Subsidiaries

Amica Guesthouse (Proprietary) Limited

Bharat Aluminium Company Limited

Black Mountain Mining (Proprietary) Limited

Bloom Fountain Limited

Cairn Energy Australia Pty Limited#

181

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

Cairn Energy Cambay B.V.3#

Cairn Energy Discovery Limited#

Cairn Energy Gujarat B.V.3#

Cairn Energy Gujarat Block 1 Limited#

Cairn Energy Holdings Limited#

Cairn Energy Hydrocarbons Limited#

Cairn Energy India Pty Limited#

Cairn Energy India West B.V. 3#

Cairn Energy Netherlands Holdings B.V. 3#

Cairn Exploration (No. 2) Limited#

Cairn Exploration (No. 7) Limited#

Cairn Exploration (No. 6) Limited#

Cairn India Holdings Limited#

Cairn India Limited#

Cairn Lanka Private Limited#

Cairn South Africa Proprietary Limited#

CEH Australia Limited1#

CIG Mauritius Holdings Private Limited#

CIG Mauritius Private Limited#

Copper Mines of Tasmania Pty Limited

Fujairah Gold FZC

Goa Energy Limited*

Hindustan Zinc Limited

Killoran Lisheen Finance Limited

Killoran Lisheen Mining Limited

Lakomasko B.V.

Lisheen Milling Limited

Malco Energy Limited (formerly Vedanta Aluminium Limited)

Maritime Ventures Private Limited

Monte Cello B.V. (MCBV)

Namzinc (Proprietary) Limited

Paradip Multi Cargo Berth Private Limited

Pecvest 17 Proprietary Limited

Rosh Pinah Health Care (Proprietary) Limited

Sesa Mining Corporation Limited

Sesa Resources Limited

Skorpion Mining Company (Proprietary) Limited

Skorpion Zinc (Proprietary) Limited

Sterlite (USA) Inc.

Sterlite Infra Limited*

Sterlite Infraventures Limited

Sterlite Ports Limited

Talwandi Sabo Power Limited

Thalanga Copper Mines Pty Limited

THL Zinc Holding B.V.

THL Zinc Limited

THL Zinc Namibia Holdings (Proprietary) Limited

THL Zinc Ventures Limited

Twin Star Energy Holdings Limited

Twin Star Mauritius Holdings Limited

Vedanta Exploration Ireland Limited

Vedanta Lisheen Holdings Limited (formerly Vedanta Lisheen Finance Limited)

Vedanta Lisheen Mining Limited

Vizag General Cargo Berth Private Limited

Western Cluster Limited

Cairn Energy Investments Australia Pty Limited@#

Wessington Investments Pty Limited@#

Sydney Oil Company Pty Limited@#

Cairn Exploration (No.4) Limited@#

Cairn Petroleum India Limited@#

Cairn Energy India Holdings B.V.@#

Cairn Energy Group Holdings B.V.@#

Cairn Energy Gujarat Holding B.V.@#

Cairn Energy India West Holdings B.V.@#

Cairn Energy Cambay Holding B.V.@#

CEH Australia Pty Limited@#

Cairn Energy Asia Pty Limited@#

E)	Key Management Personnel

Mr. Navin Agarwal

Mr. Tarun Jain

Mr. Thomas Albanese (w.e.f. April 1, 2014)

Mr. D. D. Jalan (w.e.f. April 1, 2014)

Mr. M. S. Mehta (upto March 31, 2014)

Mr. P. K. Mukherjee (upto March 31, 2014)

Mr. Amit Pradhan (resigned w.e.f. August 18, 2013)

F)	Relatives of Key Management Personnel

Mr. Dwarka Prasad Agarwal (Father of Mr. Navin Agarwal)

Mr. Naivaidya Agarwal (Son of Mr. Navin Agarwal)

G)	Others

Anil Agarwal Foundation Trust

Vedanta Foundation

Sesa Community Development Foundation

Rampia Coal Mines & Energy Private Limited (Jointly controlled entity)

Goa Maritime Private Limited (Jointly controlled entity)

1	Dissolved during the year
2	Fellow Subsidiary upto August 17, 2014
3	Deregistered during the year
*	Ceases to be a related party w.e.f. April 01, 2014 pursuant to the Scheme of Amalgamation (Refer note no. 33)
@	Dissolved during the previous year
#	Subsidiary w.e.f. August 26, 2013 (Associate for remaining period in previous year)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

H)	Transactions / Balances with related parties

																( in Crore)
				Holding Companies		Fellow Subsidiaries		Subsidiaries		Associates		Key Management Personnel		Relatives of Key Management Personnel		Others		Total
				Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
				Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
Income:
(i)	Revenue from operations			—	—	686.62	577.70	3,541.69	1,164.60	—	—	—	—	—	—	—	—	4,228.31	1,742.30
(ii)	Rendering of service
	a)	Interest and guarantee commission		—	—	4.15	3.67	17.37	94.91	—	—	—	—	—	—	—	—	21.52	98.58
	b)	Dividend income		—	—	0.14	0.14	1,446.21	1,061.07	—	228.24	—	—	—	—	—	—	1,446.35	1,289.45
	c)	Outsourcing service fees		2.35	2.08	—	—	—	—	—	—	—	—	—	—	—	—	2.35	2.08
	d)	Other non operating income		—	—	—	—	200.00	—	—	—	—	—	—	—	—	—	200.00	—
Expenditure:
(iii)	Purchases
	a)	Purchase of goods		—	—	124.62	517.64	378.64	1,520.55	—	—	—	—	—	—	—	—	503.26	2,038.19
	b)	Power charges		—	—	—	—	42.77	40.36	—	—	—	—	—	—	—	—	42.77	40.36
(iv)	Receiving of services
	a)	Long-term Incentive Plan expenses/(recovery)		140.68	165.64	—	—	(73.44)	(104.60)	—	—	—	—	—	—	—	—	67.24	61.04
	b)	Remuneration/Sitting Fees		—	—	—	—	—	—	—	—	40.54	43.36	0.07	0.03	—	—	40.61	43.39
	c)	Allocation of Corporate Expenses		—	—	—	—	(101.18)	(96.68)	—	—	—	—	—	—	—	—	(101.18)	(96.68)
	d)	Management Consultancy Services including representative office fees)		30.61	30.47	—	—	(14.24)	(30.30)	—	—	—	—	—	—	—	—	16.37	0.17
	e)	(Recovery of) / reimbursement to / for other expense		(2.65)	(0.00)	(3.88)	(5.59)	(201.45)	(107.34)	—	—	—	—	—	—	—	—	(207.98)	(112.93)
	f)	Donation		—	—	—	—	—	—	—	—	—	—	—	—	3.66	6.30	3.66	6.30
	g)	Interest and guarantee commission		—	4.48	—	—	1.47	—	—	—	—	—	—	—	—	—	1.47	4.48
	h)	Other expenses		—	—	0.05	—	1.96	—	—	—	—	—	—	—	—	—	2.01	—
(v)	Transfer of Assets			—	—	—	0.06	0.10	0.07	—	—	—	0.04	—	—	—	—	0.10	0.17
(vi)	Dividend paid			639.51	484.39	—	14.37	—	—	—	—	—	—	—	—	—	—	639.51	498.76
(vii)	Guarantees given			—	115.00	—	—	12,784.03	9,070.08	—	—	—	—	—	—	—	22.17	12,784.03	9,207.25
(viii)	Purchase/(Sale) of fixed assets			—	—	—	(0.28)	0.01	(0.08)	—	—	—	—	—	—	—	—	0.01	(0.36)
(ix)	Material on loan given on returnable basis			—	—	—	—	8.91	—	—	—	—	—	—	—	—	—	8.91	—
(x)	Material on loan received during the year			—	—	—	—	6.44	—	—	—	—	—	—	—	—	—	6.44	—
(xi)	Balances as at year end
	a)	Trade receivables		—	—	15.10	29.06	696.60	288.94	—	—	—	—	—	—	—	—	711.70	318.00
	b)	Loans		—	—	6.75	8.05	157.98	6,666.08	—	—	—	—	—	—	—	—	164.73	6,674.13
	c)	Advances		2.69	1.08	13.78	24.93	162.38	92.71	—	—	—	—	—	—	0.00	0.00	178.85	118.72
	d)	Share Application Money Pending Allotment		—	—	—	—	—	105.97	—	—	—	—	—	—	—	—	—	105.97
	e)	Material on loan on returnable basis		—	—	—	—	2.47	—	—	—	—	—	—	—	—	—	2.47	—
	f)	Current liabilities
		i)	Trade payables	—	—	—	17.66	0.01	59.90	—	—	—	—	—	—	—	—	0.01	77.56
		ii)	Other current liabilities	182.17	216.91	—	0.33	25.05	2,912.84	—	—	—	—	—	—	—	—	207.22	3,130.08
		iii)	Short-term borrowings	—	—	—	—	7.52	—	—	—	—	—	—	—	—	—	7.52	—
	g)	Investments		—	—	6.35	6.35	25,881.11	22,209.59	200.81	200.71	—	—	—	—	—	2.43	26,088.27	22,419.08
	h)	Corporate guarantee given		115.00	115.00	—	—	7,580.81	9,097.27	—	—	—	—	—	—	22.17	22.17	7,717.98	9,234.44
	i)	Corporate guarantee taken		75.00	21,073.89	—	—	—	—	—	—	—	—	—	—	—	—	75.00	21,073.89
(xii)	Transactions during the year
	a)	Loans given during the year		—	—	0.08	—	385.91	6,655.58	—	—	—	—	—	—	—	—	385.99	6,655.58
	b)	Loans repaid during the year		—	—	1.38	25.42	7.19	—	—	—	—	—	—	—	—	—	8.57	25.42
	c)	Advances given/(received) during the year		1.61	1.08	(11.15)	(32.41)	69.87	92.71	—	—	—	—	—	—	0.00	0.00	60.33	61.38
	d)	Investments made during the year		—	—	—	—	862.28	2,218.44	0.10	—	—	—	—	—	—	—	862.38	2,218.44
	e)	Short-term borrowings repaid during the year		—	—	—	—	15.79	—	—	—	—	—	—	—	—	—	15.79	—
	f)	Long-term borrowings repaid during the year		—	324.02	—	—	—	—	—	—	—	—	—	—	—	—	—	324.02
	g)	Allottment of shares		—	—	—	—	73.01	—	—	—	—	—	—	—	—	—	73.01	—
	h)	Preference shares redeemed		—	—	—	—	3,000.00	—	—	—	—	—	—	—	—	—	3,000.00	—
(xiii)	Payment (Previous year: Purchase) for/of Power business from Malco Energy Limited (earlier Vedanta Aluminium Limited)			—	—	—	—	2,893.00	2,893.00	—	—	—	—	—	—	—	—	2,893.00	2,893.00

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

( in Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
Income:
(i) Revenue from operations
Fujairah Gold FZC	2,372.43	896.25
Sterlite Technologies Limited	686.62	577.70
Bharat Aluminium Company Limited	978.10	232.57
Malco Energy Limited (earlier Vedanta Aluminium Limited)	110.03	30.22
Goa Energy Limited^	—	4.63
Hindustan Zinc Limited	80.86	0.82
Vizag General Cargo Berth Private Limited	0.27	—
Sesa Mining Coproration Limited	—	0.11

	4,228.31	1,742.30

(ii) Rendering of service
a) Interest and guarantee commission
Malco Energy Limited (earlier Vedanta Aluminium Limited)	—	92.89
Talwandi Sabo Power Limited	14.39	—
Sterlite Iron and Steel Company Limited	0.74	2.49
Sterlite Ports Limited	0.01	—
Sterlite Infraventures Limited	0.05	—
Vizag General Cargo Berth Private Limited	1.44	1.49
Sterlite Technologies Limited	3.41	1.18
Sesa Resources Limited	0.89	—
Fujairah Gold FZC	0.59	0.53

	21.52	98.58

b) Dividend income
Hindustan Zinc Limited	1,042.40	850.38
Sterlite Technologies Limited	0.14	0.14
Cairn India Limited (Subsidiary)	403.81	210.69
Cairn India Limited (Associate)	—	228.24

	1,446.35	1,289.45

c) Outsourcing service fees
Vedanta Resources Plc	2.35	2.08

	2.35	2.08

d) Other non operating income
Malco Energy Limited (earlier Vedanta Aluminium Limited)	200.00	—

	200.00	—

Expenditure:
(iii) Purchases
a) Purchase of goods
Malco Energy Limited (earlier Vedanta Aluminium Limited)	—	868.19
Copper Mines of Tasmania Pty Limited	4.56	561.99
Konkola Copper Mines Plc	117.72	516.45
Hindustan Zinc Limited	—	83.08
Sesa Resources Limited	8.66	2.61
Bharat Aluminium Company Limited	350.91	1.43
Maritime Ventures Private Limited	10.23	1.82
Sterlite Technologies Limited	6.90	1.20
Sesa Mining Coproration Limited	3.79	0.65
Vizag General Cargo Berth Private Limited	—	1.54
Fujairah Gold FZC	0.49	(0.77)

	503.26	2,038.19

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

( in Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
b) Power Charges
Malco Energy Limited (earlier Vedanta Aluminium Limited)	42.77	27.40
Goa Energy Limited^	—	12.96

	42.77	40.36

(iv) Receiving of services
a) Long-term Incentive Plan expenses/(recovery)
Vedanta Resources Plc	140.68	165.64
Hindustan Zinc Limited	(45.35)	(60.76)
Bharat Aluminium Company Limited	(22.92)	(26.72)
Copper Mines of Tasmania Pty Limited	—	(1.26)
Talwandi Sabo Power Limited	(2.67)	(2.04)
Malco Energy Limited (earlier Vedanta Aluminium Limited)	(1.10)	(1.17)
Fujairah Gold FZC	—	(1.13)
Skorpian Zinc (Pty) Limited	—	(2.20)
Black Mountain Mining (Pty) Limited	—	(3.87)
Vedanta Lisheen Holdings Limited	—	(3.78)
Cairn India Limited	(0.56)	(0.66)
Vizag General Cargo Berth Private Limited	(0.84)	(1.01)

	67.24	61.04

b) Remuneration/Sitting Fees#
Mr. Navin Agarwal	17.52	17.22
Mr. M. S. Mehta	—	5.90
Mr. P. K. Mukherjee	—	4.50
Mr. Thomas Albanese	6.41	—
Mr. Amit Pradhan	—	1.05
Mr. D. D. Jalan	5.20	4.55
Mr. Tarun Jain	11.41	10.14
Mr. Naivaidya Agarwal	0.07	0.03

	40.61	43.39

c) Allocation of Corporate Expenses
Hindustan Zinc Limited	(62.12)	(58.71)
Bharat Aluminium Company Limited	(38.12)	(37.14)
Malco Energy Limited (earlier Vedanta Aluminium Limited)	(0.94)	(0.83)

	(101.18)	(96.68)

d) Management Consultancy Services including representative office fees
Vedanta Resources Plc	30.61	30.47
Hindustan Zinc Limited	(8.68)	(18.55)
Malco Energy Limited (earlier Vedanta Aluminium Limited)	(5.40)	—
Bharat Aluminium Company Limited	(0.16)	(11.75)

	16.37	0.17

e) (Recovery of) / Reimbursement to /for other expenses
Bharat Aluminium Company Limited	(170.09)	(73.69)
Hindustan Zinc Limited	(15.12)	(37.16)
Malco Energy Limited (earlier Vedanta Aluminium Limited)	(2.59)	13.58
Vedanta Resources Plc (Previous year 31,456)	(2.65)	(0.00)
Konkola Copper Mines Plc	(3.69)	(5.03)
Sesa Resources Limited	2.24	4.48
Sesa Mining Corporation Limited	0.56	(0.06)
Bloom Fountain Limited	—	(0.01)
Western Cluster Limited	(0.06)	(0.28)
Sterlite Technologies Limited	—	(0.16)

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

( in Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
Sterlite Iron And Steel Company Limited	—	(0.01)
Copper Mines of Tasmania Pty Limited	(0.21)	(0.36)
Fujairah Gold FZC	(0.51)	(0.40)
Black Mountain Mining (Pty) Limited	(1.11)	(1.32)
Cairn India Limited	(3.56)	(1.36)
Talwandi Sabo Power Limited	(8.72)	(7.06)
Vizag General Cargo Berth Private Limited	(2.23)	(3.59)
Paradip Multi Cargo Berth Private Limited (Previous year 48,593)	—	0.00
Sterlite Ports Limited	(0.01)	(0.03)
Sterlite Infraventures Limited	(0.01)	(0.02)
Sterlite Grid Limited	(0.19)	(0.39)
Maritime Ventures Private Limited	0.01	0.03
Namzinc (Pty) Limited	(0.03)	(0.07)
Vedanta Lisheen Holdings Limited	(0.01)	(0.02)

	(207.98)	(112.93)

f) Donation
Vedanta Foundation	1.44	1.55
Sesa Community Development Foundation	2.22	4.75

	3.66	6.30

g) Interest and guarantee commission
Vedanta Resources Holdings Limited	—	4.48
Sesa Resources Limited	1.47	—

	1.47	4.48

h) Other expenses
Bharat Aluminium Company Limited	1.96	—
Vizag General Cargo Berth Private Limited (33,088) (Previous year Nil)	0.00	—
Sterlite Technologies Limited	0.05	—

	2.01	—

(v) Transfer of Assets
Sterlite Technologies Limited	—	0.06
Hindustan Zinc Limited	—	0.07
Bharat Aluminium Company Limited [Previous year (27,187)]	0.09	(0.00)
Western Cluster Limited	0.01	—
Mr. P. K. Mukherjee	—	0.04

	0.10	0.17

(vi) Dividend paid
Twin Star Holdings Limited	470.09	407.32
Finsider International Company Limited	140.52	64.24
The Madras Aluminium Company Limited	—	14.37
Westglobe Limited	15.52	7.09
Welter Trading Limited	13.38	5.74

	639.51	498.76

(vii) Guarantees given
Talwandi Sabo Private Limited	12,784.03	5,089.63
Sterlite Infra Limited^	—	3,395.64
Vizag General Cargo Berth Private Limited	—	522.24
Copper Mines of Tasmania Pty Limited	—	59.71
Western Cluster Limited	—	2.86
Volcan Investments Limited	—	115.00
Rampia Coal Mines & Energy Private Limited	—	22.17

	12,784.03	9,207.25

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

( in Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
(viii) Purchase/ (Sales) of Fixed Assets
Vizag General Cargo Berth Private Limited	—	(0.07)
Fujairah Gold FZC	—	(0.01)
Black Mountain Mining (Pty) Limited	0.01	—
Sterlite Technologies Limited	—	(0.28)

	0.01	(0.36)

(ix) Material on loan given on returnable basis during the year
Bharat Aluminium Company Limited	8.91	—

	8.91	—

(x) Material on loan returned during the year
Bharat Aluminium Company Limited	6.44	—

	6.44	—

(xi) Balances as at year end
a) Trade Receivables
Fujairah Gold FZC	615.71	218.50
Bharat Aluminium Company Limited	65.78	64.62
Sterlite Technologies Limited	15.10	29.06
Goa Energy Limited^	—	3.20
Vizag General Cargo Berth Private Limited	0.02	—
Sesa Resources Limited	3.83	1.66
Hindustan Zinc Limited	5.35	0.86
Sesa Mining Corporation Limited	—	0.10
Copper Mines of Tasmania Pty Limited	5.91	—

	711.70	318.00

b) Loans
Sterlite Infra Limited^	—	6,193.16
Talwandi Sabo Power Limited	—	393.66
Sterlite Ports Limited	2.75	2.61
Sterlite Infraventures Limited	2.22	1.54
Sesa Resources Limited	153.01	75.11
Sterlite Iron and Steel Company Limited	6.75	8.05

	164.73	6,674.13

c) Advances
Sterlite Infra Limited^	—	0.22
Talwandi Sabo Power Limited	0.56	1.99
Sesa Resources Limited	2.04	2.04
Bharat Aluminium Company Limited	5.78	53.92
Sterlite Iron and Steel Company Limited	11.47	10.47
Hindustan Zinc Limited	10.55	17.61
Malco Energy Limited (earlier Vedanta Aluminium Limited)	135.67	14.82
Konkola Copper Mines Plc	1.87	12.62
Sterlite Ports Limited	0.35	0.09
Sterlite Technologies Limited	0.26	1.76
Sterlite Infraventures Limited	0.19	0.15
Volcan Investments Limited	2.69	1.08
Paradip Multi Cargo Berth Private Limited	4.42	0.81
Sesa Mining Corporation Limited	2.07	0.75
Vizag General Cargo Berth Private Limited	0.36	0.21
Sterlite Grid Limited	0.18	0.08
Cairn India Limited	0.13	0.07

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

( in Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
Black Mountain Mining (Pty) Limited	0.22	0.03
Copper Mines of Tasmania Pty Limited (Previous year 10,000)	—	0.00
Western Cluster Limited	0.02	—
Sesa Community Development Foundation (5,195) (Previous year Nil)	0.00	—
Anil Agarwal Foundation Trust (8,000) (Previous year Nil)	0.00	—
Namzinc (Pty) Limited (Previous year 19,841)	0.02	0.00
Vedanta Foundation (8,000) (Previous year 8,000)	0.00	0.00
Fujairah Gold FZC (18,763) (Previous year Nil)	0.00	—

	178.85	118.72

d) Share Application Money Pending Allotment
Goa Energy Limited^	—	32.96
Bloom Fountain Limited	—	56.21
Vizag General Cargo Berth Private Limited	—	16.80

	—	105.97

Non-current Portion of the (b), (c) and (d) above	—	6,692.78
Current Portion of the (b), (c) and (d) above	343.58	206.04

Total	343.58	6,898.82

e) Material on loan on returnable basis
Bharat Aluminium Company Limited	2.47	—

	2.47	—

f) Current liabilities
i) Trade payables
Thalanga Copper Mines Pty Limited	—	59.76
Fujairah Gold FZC	—	0.14
Malco Energy Limited (earlier Vedanta Aluminium Limited) (40,376) (Previous year Nil)	0.00	—
Black Mountain Mining (Pty) Limited	0.01	—
Konkola Copper Mines Plc	—	17.66

	0.01	77.56

ii) Other current liabilities
Malco Energy Limited (earlier Vedanta Aluminium Limited)	—	2,907.94
Vedanta Resources Plc	182.17	216.91
Bharat Aluminium Company Limited	24.63	4.74
Talwandi Sabo Power Limited	—	0.01
Maritime Ventures Private Limited	0.17	0.15
Sterlite Technologies Limited	—	0.33
Western Cluster Limited	0.01	—
Sesa Resources Limited	0.24	—

	207.22	3,130.08

iii) Short-term borrowings
Sesa Resources Limited	7.52	—

	7.52	—

g) Investments
Cairn India Limited	11,927.26	11,927.26
Malco Energy Limited (earlier Vedanta Aluminium Limited)	116.11	3,016.11
Talwandi Sabo Power Limited	3,206.61	2,500.00
Sesa Resources Limited	1,713.24	1,713.24
Hindustan Zinc Limited	1,101.50	1,101.50
Bloom Fountain Limited	1,126.34	1,029.76
Bharat Aluminium Company Limited	553.18	553.18

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

( in Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
Monte Cello B.V.	204.23	204.23
Raykal Aluminium Company Private Limited	200.70	200.70
Vizag General Cargo Berth Private Limited	182.11	150.01
Goa Energy Limited^	—	14.06
Sterlite Technologies Limited (Net of Provision for diminution of 4.50 Crore)	6.35	6.35
Rampia Coal Mines & Energy Private Limited (Net of Provision for diminution of 2.43 Crore in current year)	—	2.43
Sterlite Infraventures Limited	0.13	0.13
Sterlite Infra Limited^	—	0.05
Sterlite (USA) Inc. [Current year Nil (Net of Provision for diminution of 42.77 in current year)] (Previous year 42.77)	—	0.00
Sterlite Ports Limited	0.05	0.05
Paradip Multi Cargo Berth Private Limited	0.01	0.01
Gaurav Overseas Limited	0.11	0.01
THL Zinc B.V.	2,518.19	—
THL Zinc Ventures Ltd	3,232.15	—

	26,088.27	22,419.08

h) Corporate guarantee given
Talwandi Sabo Private Limited	6,975.74	5,089.63
Sterlite Infra Limited^	—	3,395.64
Vizag General Cargo Berth Private Limited	522.24	522.24
Copper Mines Tasmania Pty Limited	29.14	33.98
Thalanga copper mines Pty Limited	22.39	25.73
Western Cluster Limited	31.30	30.05
Volcan Investments Limited	115.00	115.00
Rampia Coal Mines & Energy Private Limited	22.17	22.17

	7,717.98	9,234.44

i) Corporate guarantee taken
Vedanta Resources Plc	75.00	21,073.89

	75.00	21,073.89

(xii) Transactions during the year
a) Loans given during the year
Sterlite Infra Limited^	—	6,193.16
Talwandi Sabo Power Limited*	300.00	393.66
Sterlite Ports Limited	0.14	2.61
Sterlite Infraventures Limited	0.68	1.54
Sesa Resources Limited	85.09	64.61
Sterlite Iron and Steel Company Limited	0.08	—

	385.99	6,655.58

b) Loans Repaid during the year
Sesa Resources Limited	7.19	—
Sterlite Iron and Steel Company Limited	1.38	25.42

	8.57	25.42

c) Advances given/(received) during the year
Sterlite Infra Limited^	—	0.22
Talwandi Sabo Power Limited	(1.43)	1.99
Sesa Resources Limited	—	2.04
Bharat Aluminium Company Limited	(48.14)	53.92
Sterlite Iron and Steel Company Limited	1.00	(46.87)
Hindustan Zinc Limited	(7.06)	17.61
Malco Energy Limited (earlier Vedanta Aluminium Limited)	120.85	14.82

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

( in Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
Konkola Copper Mines Plc	(10.75)	12.62
Sterlite Ports Limited	0.26	0.09
Sterlite Technologies Limited	(1.50)	1.76
Sterlite Infraventures Limited	0.04	0.15
Volcan Investments Limited	1.61	1.08
Paradip Multi Cargo Berth Private Limited	3.61	0.81
Sesa Mining Corporation Limited	1.32	0.75
Vizag General Cargo Berth Private Limited	0.15	0.21
Sterlite Grid Limited	0.10	0.08
Cairn India Limited	0.06	0.07
Black Mountain Mining (Pty) Limited	0.19	0.03
Copper Mines of Tasmania Pty Limited (Previous year 10,000)	—	0.00
Sesa Community Development Foundation (5,195) (Previous year Nil)	0.00	—
Anil Agarwal Foundation Trust (8,000) (Previous year Nil)	0.00	—
Vedanta Foundation (Previous year 8,000)	—	0.00
Namzinc (Pty) Limited (Previous year 19,841)	0.02	0.00
Fujairah Gold FZC (18,763) (Previous year Nil)	0.00	—
Sesa Community Development Foundation (Previous year 5,195)	—	0.00

	60.33	61.38

d) Investments made during the year
Talwandi Sabo Power Limited *	706.61	2,099.95
Vizag General Cargo Berth Private Limited	15.30	—
Malco Energy Limited (earlier Vedanta Aluminium Limited)	100.00
Gaurav Overseas Limited	0.10	—
Bloom Fountain Limited	40.37	118.49

	862.38	2,218.44

e) Short-term borrowings repaid during the year
Sesa Resources Limited@	15.79	—
f) Long-term borrowings repaid during the year
Vedanta Resources Holdings Limited	—	324.02
g) Allotment of shares
Bloom Fountain Limited	56.21	—
Vizag General Cargo Berth Private Limited	16.80	—

	73.01	—

h) Preference shares redeemed
Malco Energy Limited (earlier Vedanta Aluminium Limited)	3,000.00	—
(xiii) Payment (Previous year: Purchase) for/of Power business from Malco Energy Limited (earlier Vedanta Aluminium Limited)	2,893.00	2,893.00

@	Borrowing repaid pertains to the borrowing devolved pursuant to Scheme of Amalgamation with GEL (Refer note no. 33)
^	Ceases to be related party pursuant to the Scheme of Amalgamation (Refer note no. 33)
#	As the liabilities for defined benefit plan i.e. gratuity are provided on actuarial basis for the Company as a whole, the amounts pertaining to key management personnel are not included above.
*	Pursuant to Board of Directors approval, the Company converted existing unsecured loan of 693.66 Crore (Previous year 2,099.95 Crore) and interest of 12.95 Crore (Previous year Nil) into equity investment.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Standalone

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

50	In Accordance with Clause 32 of Listing Agreement, Advance(s) in the nature of Loan is/are as under: (As Certified by the Management)

a)	Loans and advances in the nature of Loans

( in Crore)
Name of the Company	Relationship	Balance as at March 31, 2015	Maximum Amount Outstanding during the year	Interest rate[2]	Balance as at March 31, 2014
Talwandi Sabo Power Limited	Wholly owned Subsidiary	—	693.66	9.6%	393.66
Sterlite Infra Limited[1]	Wholly owned Subsidiary	—	—	0.0%	6,193.16
Sterlite Ports Limited	Wholly owned Subsidiary	2.75	2.75	9.6%	2.61
Sterlite Infraventures Limited	Wholly owned Subsidiary	2.22	2.22	9.6%	1.54
Sterlite Iron and Steel Company Limited	Fellow Subsidiary	6.75	8.09	10.0%	8.05
Sesa Resources Limited	Wholly owned Subsidiary	153.01	153.01	8.5%	—

1	Ceases to be related party pursuant to the Scheme of Amalgamation (Refer note no. 33)
2	Except Sterlite Iron and Steel Company Limited, all the loans were interest free till March 31, 2014. Pursuant to Companies Act, 2013 interest has been charged on all new transactions.

(b)	None of the loanee have made, per se, investment in the shares of the Company.

(c)	Investments made by Sterlite Ports Limited in Maritime Ventures Private Limited - 10,000 equity shares.

(d)	The above loans and advances to subsidiary fall under the category of loans and advances in the nature of loans where there is no repayment schedule and are repayable on demand except loan to Sterlite Iron and Steel Company Limited which is repayable on May 12, 2015.

e)	As per the Company’s policy, loan to employees are not considered in (a) above.

51	Disclosure on financial and derivatives instruments:

a)	Derivative contracts entered into by the Company and outstanding as at Balance Sheet date:

(i)	To hedge currency risks and interest related risks, the Company has entered into various derivatives contracts. The category wise break up of amount outstanding as at Balance Sheet date is given below:

( in Crore)
	As at	As at
Particulars	March 31, 2015	March 31, 2014
Forex forward cover (buy)	9,517.09	10,810.89
Forex forward cover (sell)	3,452.70	—
Currency swap	—	—
Interest rate swap	180.74	703.88

Total	13,150.53	11,514.77

(ii)	For hedging commodity related risks, category wise break up is given below:

( in Crore)
	As at March 31, 2015		As at March 31, 2014
Particulars	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	62,925	52,775	90,725	85,625
Gold (Oz)	11,722	54,831	62,478	133,243
Silver (Oz)	23,290	588,730	603,152	1,197,822
Aluminium (MT)	75	35,350	—	22,750

b)	All derivative and Financial instruments acquired by the Company are for hedging purposes only.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

c)	Unhedged foreign currency exposure is as under:-

( in Crore)
	As at	As at
Particulars	March 31, 2015	March 31, 2014
Payable	4,117.24	4,321.85
FCCB’s	—	2,068.40
Foreign currency loan	2,232.04	3,668.24
Receivable	56.91	39.42
Bank Balance	—	0.02

52	The Company considers its investment in and loans to subsidiaries as strategic and long term in nature and accordingly, in the view of the management, any decline in the value of such long term investments in subsidiaries is considered as temporary in nature and hence no provision for dimunition in value is considered necessary.

53	Previous year’s figures have been regrouped/reclassified wherever necessary to conform with the current year’s classification / disclosure.

54	Consequent to the effectiveness of the Schemes of Amalgamation (Refer note no. 33), the current year’s figures are not comparable with the previous year’s figures.

For and on behalf of Board of Directors

Navin Agarwal	Thomas Albanese
Executive Chairman	Chief Executive Officer

D. D. Jalan	Rajiv Choubey
Whole Time Director &	Company Secretary
Chief Financial Officer

Place: Mumbai
Date: April 29, 2015

Consolidated Financial Statements

Financial Statements
Independent Auditors’ Report	194
Balance Sheet	200
Statement of Profit and Loss	201
Cash Flow Statement	202
Notes	204
Salient features of Financial Statement of Subsidiaries/Associated/Joint Ventures	260

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Independent Auditors’ Report

TO THE MEMBERS OF

VEDANTA LIMITED

(formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of VEDANTA LIMITED (formerly known as Sesa Sterlite Limited / Sesa Goa Limited) (hereinafter referred to as “the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and jointly controlled entities, which comprise the Consolidated Balance Sheet as at March 31, 2015, the Consolidated Statement of Profit and Loss, the Consolidated Cash Flow Statement for the year then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “consolidated financial statements”).

Management’s Responsibility for the Consolidated Financial Statements

The Holding Company’s Board of Directors is responsible for the preparation of these consolidated financial statements in terms of the requirements of the Companies Act, 2013 (hereinafter referred to as “the Act”) that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group including its associates and jointly controlled entities in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014. The respective Board of Directors of the companies included in the Group and its associates and jointly controlled entities are responsible for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and its associates and jointly controlled entities and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Holding Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Holding Company’s Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to sub paragraph (a) in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the other auditors on the financial statements / financial information / consolidated financial statements of the subsidiaries, jointly controlled entities and associates referred to below in the Other Matters paragraph, the aforesaid consolidated financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associates and jointly controlled entities as at March 31, 2015, and their consolidated loss and their consolidated cash flows for the year ended on that date.

Other Matters

a) (i)	We did not audit the financial statements / financial information of forty three subsidiaries, whose financial statements / financial information reflect total assets (net) of 48,746.86 Crore as at March 31, 2015, total revenues of 24,243.12 Crore and net cash outflows amounting to 133.88 Crore for the year ended on that date, as considered in the consolidated financial statements.

(ii)	The consolidated financial statements also include the Group’s share of net profit of 4.09 Crore for the year ended March 31, 2015, as considered in the consolidated financial statements, in respect of three associate companies, whose financial statements / financial information have not been audited by us.

(iii)	The consolidated financial statements also include the financial statements of two jointly controlled entities, whose financial statements reflect total assets (net) of 0.95 Crore as at March 31, 2015, total revenues of 2.35 Crore and net cash inflows amounting to 0.02 Crore for the year ended on that date, as considered in the consolidated financial statements whose financial statements / financial information have not been audited by us.

These financial statements / financial information of the subsidiaries, associates and jointly controlled entities as stated in (i) to (iii) above have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, associates and jointly controlled entities, and our report in terms of sub sections (3) and (11) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries, associates and jointly controlled entities, is based solely on the reports of the other auditors.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

b)	The consolidated financial statements also contain the unaudited financial information in respect of:

(i)	one jointly controlled entity, whose unaudited financial information reflect total assets of 0.04 Crore as at March 31, 2015, and total revenues of Nil for the year ended on that date, as considered in the consolidated financial statements.

(ii)	one unincorporated joint venture, not operated by a subsidiary company, whose unaudited financial information reflect total assets of 244.69 Crore as at March 31, 2015, and loss before tax of 118.27 Crore for the year ended on that date, as considered in the consolidated financial statements as is reported by the other auditor of the subsidiary.

The above mentioned unaudited financial information of the jointly controlled entity as stated in (b) (i) have been furnished to us, and the unaudited financial information in respect of the unincorporated joint venture as stated in (b) (ii) has been furnished to the other auditor by the Management, and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of the above mentioned jointly controlled entity and the unincorporated joint venture, and our report in terms of sub sections (3) and (11) of Section 143 of the Act, in so far as it relates to the aforesaid jointly controlled entity and the unincorporated joint venture, is based solely on such unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, the financial information is not material to the Group.

Our opinion on the consolidated financial statements and our report on the Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with regard to our reliance on the work done and the reliance on the reports of the other auditors and the financial information certified by the Management.

Report on Other Legal and Regulatory Requirements

1.	As required by the Companies (Auditor’s Report) Order, 2015 (“the Order”), issued by the Central Government of India in terms of Sub Section 11 of Section 143 of the Act, based on the comments in the auditors’ reports of the Holding Company, the subsidiary companies, jointly controlled entities and associate companies incorporated in India, to the extent reported by the statutory auditors of such companies, we give in the Annexure a statement on the matters specified in paragraphs 3 and 4 of the Order, to the extent applicable.

2.	As required by Section 143(3) of the Act, we report to the extent applicable, that:

(a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.
(b)	In our opinion, proper books of account as required by law relating to the preparation of aforesaid consolidated financial statements have been kept by the Company so far as it appears from our examination of those books and the reports of the other auditors.

(c)	The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss, and the Consolidated Cash Flow Statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

(d)	In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.

(e)	On the basis of the written representations received from the directors of the Holding Company as on March 31, 2015 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of the subsidiary companies, jointly controlled entities and associate companies incorporated in India, to the extent reported by the statutory auditors of such companies, none of the directors of the Group companies, its associate companies and jointly controlled entities incorporated in India, is disqualified as on March 31, 2015 from being appointed as a director in terms of Section 164(2) of the Act.

(f)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

a.	The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group, its associates and jointly controlled entities – Refer Note 42A(a), (d) to (k); 42C to E to the consolidated financial statements;

b.	The Group, its associates and jointly controlled entities did not have any material foreseeable losses on long-term contracts including derivative contracts;

c.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, its subsidiary companies, its associate companies and its jointly controlled entities incorporated in India, other than 0.38 Crore which is held in abeyance due to pending legal case in books of Holding Company.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W / W-100018)

Jitendra Agarwal
Place: Mumbai	Partner
Date: April 29, 2015	Membership No. 87104

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure to the Independent Auditors’ Report

on the consolidated financial statements

(Referred to in paragraph 1 under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date)

Our reporting on the Order includes one subsidiary company and one jointly controlled company incorporated in India, to which the Order is applicable, which have been audited by other auditors and our report in respect of these entities is based solely on the reports of the other auditors, to the extent considered applicable for reporting under the Order in the case of the consolidated financial statements.

(i)	In respect of the fixed assets of the Holding Company, subsidiary companies and jointly controlled company incorporated in India:

(a)	The respective entities have maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)	Some of the fixed assets were physically verified during the year by the management of the respective entities in accordance with a program of verification which, in our opinion and the opinion of the other auditors, provides for physical verification of all the fixed assets at reasonable intervals. According to the information and explanation given to us and the other auditors, no material discrepancies were notices on such verification.

(ii)	In respect of the inventories of the Holding Company and subsidiary companies incorporated in India:

(a)	As explained to us and the other auditor, the inventories were physically verified during the year by the Management of the respective entities at reasonable intervals.

(b)	In our opinion and the opinion of the other auditors and according to the information and explanations given to us and the other auditors, the procedures of physical verification of inventories followed by the Management of the respective entities were reasonable and adequate in relation to the size of the respective entities and the nature of their business.

(c)	In our opinion and the opinion of the other auditor and according to the information and explanations given to us and the other auditors, the respective entities have maintained proper records of their inventories and no material discrepancies were noticed on physical verification.

In respect of the jointly controlled company incorporated in India, as reported by the auditor as there was no inventory during the year, the provisions of (ii) (a), (b) and (c) of clause 3 are not applicable to the jointly controlled company.

(iii)	The Holding Company, subsidiary companies and jointly controlled company incorporated in India have not granted any loans, secured or unsecured, to companies, firms or other parties covered in the Register maintained under Section 189 of the Companies Act, 2013 by the respective entities.

(iv)	In our opinion and the opinion of the other auditors and according to the information and explanations given to us and the other auditors, having regard to the explanations that some of the items purchased are of special nature and suitable alternative sources are not readily available for obtaining comparable quotations, there is an adequate internal control system in the Holding Company, subsidiary companies and jointly controlled company incorporated in India, commensurate with the size of the respective entities and the nature of their business with regard to purchases of inventory and fixed assets and the sale of goods and services. During the course of our and the other auditors audit, no major weakness in such internal control system has been observed.

(v)	According to the information and explanations given to us and the other auditors, the Holding Company, subsidiary companies and jointly controlled company incorporated in India have not accepted any deposit during the year. In respect of unclaimed deposits at the Holding Company and one subsidiary, the Holding Company and the subsidiary have complied with the provisions of Sections 73 to 76 or any other relevant provisions of the Companies Act, 2013.

(vi)	According to the information and explanations given to us and the other auditor, in our opinion and the opinion of the other auditor, the Holding Company and subsidiary companies incorporated in India have, prima facie, made and maintained the prescribed cost records pursuant to the Companies (Cost Records and Audit) Rules, 2014 as amended prescribed by the Central Government under sub section (1) of Section 148 of the Companies Act, 2013. Neither we nor the other auditor have, however, made a detailed examination of the cost records with a view to determine whether they are accurate or complete. In respect of the jointly controlled company incorporated in India, as informed by its management to its auditor, the Central Government has not prescribed for the maintenance of cost records under section 148(1) of the Companies Act, 2013, therefore, the provisions of clause 3(vi) are not applicable to the jointly controlled company.

(vii)	According to information and explanations given to us and the other auditors, in respect of statutory dues of the Holding Company, subsidiary companies and jointly controlled company incorporated in India:

(a)	The respective entities have generally been regular in depositing undisputed statutory dues, including Provident Fund, Employees’ State Insurance, Income-tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Value Added Tax, Cess and other material statutory dues applicable to the respective entities with the appropriate authorities.

(b)	There were no undisputed amounts payable by the respective entities in respect of Provident Fund, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2015 for a period of more than six months from the date they became payable.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

(c)	Details of dues of Income-tax, Sales Tax, Service Tax, Customs Duty, Excise Duty, Value Added Tax and Cess which have not been deposited as on March 31, 2015 on account of disputes by the aforesaid entities are given below:

Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which amount relates	Amount Involved ( in Crore)
Income Tax Act, 1961	Additional Income Tax demand	Not applicable as application filed for rectification	F.Y. 1999-00, 2008-09 and 2009-10	30.35	[a]
		Commissioner of Income Tax (Appeals)	F.Y. 2008-09 and 2009-10	28.73	[a]
	Additional Income Tax demand & penalty	Income Tax Appellate Tribunal [b]	F.Y. 2002-03, 2004-05 to 2008-09	570.21	[a]
	Withholding Tax demand	Commissioner of Income Tax (Appeals)	F.Y. 2006-07	20,494.73	[a]
		Commissioner of Income Tax (Appeals)	A.Y. 1996-97, 1997-98, 1999-00, 2008-09 and 2011-12	370.88
		Tribunal/ Assessing Officer/ CIT (A)	A.Y. 1989-90 to 1991-92, 1993-94, 1998-99, 2000-01 to 2009-10	609.71
		High Court/ Supreme Court	A.Y. 1990-91 to 1994-95 and 1996-97	113.04
		Income Tax Appellate Tribunal	A.Y. 2002-03 to 2005-06 and 2010-11	458.74
		Commissioner of Income Tax (Appeals)	A.Y. 1990-91 to 2009-10 and 2005-06 to 2011-12	713.92
	Income Tax Demand	Deputy Commissioner	A.Y. 2010-11	2.67
		Assessing Officer	A.Y. 2008-09	10.27
		High Court	A.Y. 2009-10	178.13
		Commissioner of Income Tax (Appeals)- Panaji	A.Y. 2010-11 and 2011-12	27.61
		N.A. since the subsidiary company is in the process of preferring an appeal	A.Y. 2012-13	21.61
		Commissioner of Income Tax (Appeals)- Panaji	A.Y. 2011-12	7.86
		N.A. since the subsidiary company is in the process of preferring an appeal	A.Y. 2012-13	5.43
Finance Act, 1994	Service Tax Demand	Central Excise & Service Tax Appellate Tribunal	F.Y. 2002-03 to 2006-07	0.31	[a]
		Custom Excise & Service Tax Appellate Tribunal	2004-05 to 2012-13	91.89
		Commissioner of Central Excise	2007-08 to 2011-12	25.94
		Commissioner of Central Excise (Appeals)	2008-09 to 2010-11	2.35
		High Court	2006-07 to 2008-09	2.66

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Annexure to the Independent Auditors’ Report

on the consolidated financial statements

(Referred to in paragraph 1 under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date)

Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which amount relates	Amount Involved ( in Crore)
Central Excise Act, 1944	Clearance to VSSC- Non eligibility to 64/95	CESTAT, New Delhi	Varying Period	0.28
	Oil Cess and NCCD Demand	Central Excise and Service Tax Appellate Tribunal	F.Y. 2002-03 to 2006-07	0.21	[a]
	Excise Duty Demand	Central Excise & Service Tax Appellate Tribunal, Commissioner (Appeals) and High Court/ Supreme Court	FY. 1985-86 to 2014-15	419.35
		High Court	2000-01	10.78
		Customs Excise and Service Tax Appellate Tribunal	1997-98 to 2011-12	77.94
		Commissioner of Central Excise	1996-97 to 2008-09 and 2012-13	26.66
Customs Act, 1962	Custom Duty Demand	Not applicable as application filed for rectification	F.Y. 2007-08	0.16	[a]
		Custom Excise and Service	March 2012 to January 2013	22.85
		Tax Appellate Tribunal
		Supreme Court	1996-97	0.18
		High Court	2005-06 to 2006-07	12.35
		Custom Excise & Service Tax	2004-05 to 2013-14	42.24
		Appellate Tribunal
		Commissioner of Central	2004-05 to 2013-14	3.96
		Excise (Appeals)
Central Sales Tax, 1956	Sales Tax	Deputy Appellate Commissioner	2002-03	0.01
		Deputy Commissioner, Joint Commissioner, Commercial Tax Department, Tribunal, High Court and Supreme Court.	FY. 1980-81 to 2014-15	104.40
		High Court	1998-99 to 2000-01	2.09
		Additional Commissioner of Sales Tax	2003-04 to 2005-06	1.93
Local Sales Tax	Dispute for VAT rebate on inputs used in power generation and sale	Additional Commissioner	2007-08	0.04
		Commercial Tax Tribunal	2008-09	0.05
		Additional Commissioner	2009-10	0.08

West Bengal Value Added Tax, 2003	Local Sales Tax demand	Additional Commissioner	2007-08	0.04
The Chattisgarh Upkar Adhiniyam, 1981	Energy Development Cess	Supreme Court	Varying Period	450.91
Madhya Pradesh Electricity Duty Act, 1949	Electricity Duty	Chief Electrical Inspector, Government of Chhattisgarh	June 2005 to March 2015	654.20
	Surcharge	Chhattisgarh State Electricity Board	Varying Period	2.00
Employee State Insurance Act, 1948	ESIC Contribution	Employee Insurance Court, Korba	Varying Period	45.13
Tamil Nadu Electricity (Tax on Consumption) Act, 1962	Electricity Generation Tax	Madras High Court	May 1999 to June 2013	102.27

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which amount relates	Amount Involved ( in Crore)
Tamil Nadu Tax on Consumption or Sale of Electricity Act, 2003	Electricity Self Consumption Tax	Madras High Court	June 2003 to March 2010	61.85
		Madras High Court	F.Y. 2003-04 to 2008-09	0.87
	Tax on sale of Electricity to TNEB	Madras High Court	June 2009 to May 2011	28.81
	Generation Tax	High Court	2003-04 to 2008-09	10.22
The Orissa Value Added Tax, 2004	Value Added Tax	High Court	2012-13 to 2014-15	128.26
Tamil Nadu Value Added Tax, 2006	Value Added Tax	High Court	2006-07 to 2008-09	7.00
Building and Other Construction Workers’ (RECS) Act, 1996 and Building and Other Construction Workers’ Welfare Cess Act, 1996	Building Cess	Supreme Court	2008-09 to 2010-11	10.29

a.	Represents subsidiary company’s share in gross liability after adjusting amounts paid under protest.
b.	Includes 274.75 Crore for which the revenue department has gone into appeal.
c.	There are no dues of wealth tax which have not been deposited as on March 31, 2015 on account of disputes.

(d)	The aforesaid entities have been generally regular in transferring amounts to the Investor Education and Protection Fund in accordance with the relevant provisions of the Companies Act, 1956 (1 of 1956) and rules made thereunder, other than 0.38 Crore in respect of Investor Education and Protection Fund, which is held in abeyance due to pending legal case in books of Holding Company.

(viii)	The Group, its associates and jointly controlled entities does not have consolidated accumulated losses at the end of the financial year and the Group, its associates and jointly controlled entities have not incurred cash losses on a consolidated basis during the financial year covered by our audit and in the immediately preceding financial year.

(ix)	In our opinion and the opinion of the other auditor and according to the information and explanations given to us and the other auditors, the Holding Company and subsidiary companies incorporated in India have not defaulted in the repayment of dues to financial institutions, banks and debenture holders. In respect of the jointly controlled company incorporated in India, as reported by its auditor, since no loans have been taken from banks or financial institutions and also has not issued any debentures, the provisions of clause 3(ix) are not applicable to the jointly controlled company.

(x)	In our opinion and the opinion of the other auditor and according to the information and explanations given to us and the other auditor, the terms and conditions of the guarantees given by the Holding Company and subsidiary companies incorporated in India for loans taken by others outside of the Group, its associates and jointly controlled entities from banks and financial institutions are not, prima facie, prejudicial to the interests of the
Group, its associates and jointly controlled entities. The jointly controlled company incorporated in India, as per the information and explanations provided by its management to its auditor, has not given any guarantee for loans taken by others from banks or financial institutions, and hence the provisions of clause 3(x) are not applicable to the jointly controlled company.

(xi)	In our opinion and the opinion of the other auditor and according to the information and explanations given to us and the other auditor, the term loans have been applied by the Holding Company and subsidiary companies incorporated in India during the year for the purposes for which they were obtained, other than temporary deployment pending application. The jointly controlled company incorporated in India, as reported by its auditor, has not taken any term loan from banks, and hence the provisions of clause 3 (xi) are not applicable to the jointly controlled company.

(xii)	To the best of our knowledge and according to the information and explanations given to us and the other auditors, no fraud by the Holding Company, its subsidiary companies and jointly controlled company incorporated in India and no material fraud on the Holding Company, its subsidiary companies and jointly controlled company incorporated in India has been noticed or reported during the year.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W / W-100018)

Jitendra Agarwal
Place: Mumbai	Partner
Date: April 29, 2015	Membership No. 87104

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Consolidated Balance Sheet

as at March 31, 2015

( in Crore)
Particulars	Notes	As at March 31, 2015		As at March 31, 2014
Equity and liabilities
Shareholders’ funds
(a) Share capital	5	296.50		296.50
(b) Reserves and surplus	6	53,578.77		72,712.16

			53,875.27	73,008.66
Minority Interest			35,529.74	33,797.45
Non-current liabilities
(a) Long-term borrowings	7	52,025.20		54,965.77
(b) Deferred tax liabilities (net)	8	3,330.91		2,760.39
(c) Other long-term liabilities	9	1,224.14		1,399.48
(d) Long-term provisions	10	2,341.64		4,202.84

			58,921.89	63,328.48
Current liabilities
(a) Short-term borrowings	11	19,940.71		17,394.53
(b) Trade payables		5,278.16		4,167.28
(c) Other current liabilities	12	15,283.17		21,224.14
(d) Short-term provisions	13	1,453.48		1,224.47

			41,955.52	44,010.42

Total			190,282.42	214,145.01

Assets
Non-current assets
(a) Fixed assets	14
(i) Tangible assets		51,968.98		47,656.00
(ii) Intangible assets		349.16		311.11
(iii) Capital work-in-progress		38,747.95		43,127.69

		91,066.09		91,094.80
(b) Goodwill on consolidation	15	17,789.69		39,238.32
(c) Non-current investments	16	213.44		208.63
(d) Deferred tax assets (net)	8	1.24		25.21
(e) Long-term loans and advances	17	16,453.08		13,985.35
(f) Other non-current assets	18	2,101.02		6,160.36

			127,624.56	150,712.67
Current assets
(a) Current investments	19	39,392.60		37,700.95
(b) Inventories	20	8,725.02		9,033.79
(c) Trade receivables	21	3,605.13		4,619.64
(d) Cash and cash equivalents	22	5,696.28		7,685.50
(e) Short-term loans and advances	23	4,383.07		3,229.26
(f) Other current assets	24	855.76		1,163.20

			62,657.86	63,432.34

Total			190,282.42	214,145.01

The accompanying notes are forming part of the consolidated financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Chief Executive Officer

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole Time Director &	Company Secretary
Chief Financial Officer

Place: Mumbai
Date: April 29, 2015

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Consolidated Statement of Profit and Loss

for the year ended March 31, 2015

( in Crore)
Particulars	Notes	Year ended March 31, 2015	Year ended March 31, 2014
Gross revenue from operations		77,299.95	69,419.59
Less: Excise duty		(3,590.45)	(3,267.18)

Net revenue from operations	25	73,709.50	66,152.41
Other income	26	2,977.20	2,073.47

Total revenue		76,686.70	68,225.88

Expenses
Cost of materials consumed		23,975.94	23,134.53
Purchases of stock-in-trade		637.82	736.17
Changes in inventories of finished goods, work-in-progress and stock-in-trade	27	55.45	(772.02)
Power and fuel		8,159.18	7,315.88
Employee benefits expense	28	2,915.12	2,763.99
Finance costs	29	5,658.78	5,094.41
Depreciation, depletion and amortisation expense	14	7,159.16	6,882.32
Other expenses	30	15,921.44	13,410.97

Total expenses		64,482.89	58,566.25

Profit before exceptional items and tax		12,203.81	9,659.63
Exceptional items	31	22,128.93	167.10

(Loss) / Profit before tax		(9,925.12)	9,492.53
Tax expense/(benefit)
- Current tax for the year		2,773.61	3,204.51
- Less: MAT credit entitlement		(1,982.83)	(2,458.95)
- Tax adjustments related to previous years		0.09	(1,519.88)

Net current tax expense/(benefit)		790.87	(774.32)

- Deferred tax for the year		657.49	(72.53)
Net tax expense/(benefit)		1,448.36	(846.85)

(Loss) / Profit after tax for the year before share in profit of Associates and Minority interest		(11,373.48)	10,339.38

Add: Share in profit of Associates		4.09	1,081.93
Less: Share of profit attributable to Minority Interest		(4,276.38)	(5,122.80)
(Loss) / Profit for the year attributable to the shareholders of the Company		(15,645.77)	6,298.51
Earnings per equity share of 1 each (in ):	32
- Basic		(52.77)	21.46
- Diluted		(52.77)	21.46

The accompanying notes are forming part of the consolidated financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Chief Executive Officer

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole Time Director &	Company Secretary
Chief Financial Officer

Place: Mumbai
Date: April 29, 2015

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Consolidated Cash Flow Statement

for the year ended March 31, 2015

( in Crore)
		Year Ended March 31, 2015		Year Ended March 31, 2014
A. Cash flow from Operating Activities
(Loss) / Profit before tax		(9,925.12)		9,492.53
Share in Profit of Associates		4.09		1,081.93

		(9,921.03)		10,574.46
Adjusted for:
- Exceptional items	22,128.93		66.84
- Provision for doubtful trade receivables / advances	321.90		251.52
- Depreciation, depletion and amortisation expense	7,159.16		6,882.32
- Exploration costs written off	1,098.04		279.67
- Dividend on investments	(0.14)		(0.72)
- Loss on deemed disposal	8.45		—
- Interest income	(1,026.51)		(1,314.61)
- Finance costs (excluding net loss on foreign currency transactions and translation)	5,485.91		4,692.90
- Foreign exchange (gain) / loss- (net)	(303.01)		1,309.25
- Net gain on sale of current investments	(1,225.25)		(722.07)
- Excess of carrying cost over fair value of current investments	18.98		77.46
- Loss / (Profit) on sale of fixed assets	(2.01)		32.16
- Unclaimed liabilities written back	(20.12)		(48.32)
- Deferred government grant transferred	—		(0.19)
- Consolidated Share in Profit of Associate	(4.09)		(1,081.93)
		33,640.24		10,424.28

Operating profit before working capital changes		23,719.21		20,998.74
Adjusted for:
- Trade receivables	743.14		(3,338.26)
- Loans and advances	(1,150.31)		1,366.97
- Other assets	(611.25)		(212.23)
- Inventories	304.55		230.54
- Trade payables	1,200.26		482.66
- Other liabilities and provisions	(3,020.85)		446.43
		(2,534.46)		(1,023.89)
Cash generated from operations		21,184.75		19,974.85
Income taxes paid (net)		(3,379.62)		(4,374.05)

Net cash generated from Operating Activities		17,805.13		15,600.80

B. Cash flow from Investing Activities
Payments for fixed assets including capital advances		(10,656.11)		(7,283.58)
Proceeds from sale of fixed assets		81.94		51.89
Purchase of current investments		(115,057.30)		(102,919.74)
Investment in Associate Company		(0.11)		—
Sale of current investment		114,571.92		95,213.70
Proceeds / (Payments) from forward cover- investments		282.58		(115.14)
Loans to related parties		(0.08)		(498.50)
Loans repaid by related parties		1.38		151.22
Payment for buyback of shares at subsidiary [including buyback expenses]		(1,121.66)		(109.28)
Interest received		1,558.71		1,355.45

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Consolidated Cash Flow Statement

for the year ended March 31, 2015

( in Crore)
	Year Ended March 31, 2015	Year Ended March 31, 2014
Dividend received from Associates	—	249.81
Dividend received	0.14	0.72
Bank balances not considered as cash and cash equivalents
- Placed	(9,530.18)	(7,011.18)
- Matured	15,708.76	9,567.68

Net cash used in Investing Activities	(4,160.01)	(11,346.95)

C. Cash flow from Financing Activities
Proceeds from Long-term borrowings	18,809.82	8,052.69
Repayment of Long-term borrowings	(17,784.52)	(7,384.93)
Proceeds from Short-term borrowings	62,396.00	48,843.59
Repayment of Short-term borrowings	(60,007.60)	(47,128.52)
Loans from related parties	72.97	—
Repayment of loans to related parties	(8,046.28)	(544.80)
Interest and finance charges paid	(6,289.84)	(4,675.24)
Dividend and tax thereon paid	(3,106.32)	(2,214.42)

Net cash used in Financing Activities	(13,955.77)	(5,051.62)
Effect of exchange rate on cash and cash equivalents	26.92	(53.81)
Net decrease in cash and cash equivalents	(283.73)	(851.58)
Cash and cash equivalents at the beginning of the year	1,382.00	26.29
Add: Acquired on acquisition	—	763.19
Add: Pursuant to Scheme of Amalgamation (Refer note no. 36)	—	1,444.10

Cash and cash equivalents at the end of the year (as per Accounting Standard 3: Cash flow statements)	1,098.27	1,382.00
Add: Bank balances not considered as cash and cash equivalents	4,598.01	6,303.50

Closing Balance of Cash and cash Equivalents (Refer note no. 22)	5,696.28	7,685.50

Note:

The figures in bracket indicates outflow.

The accompanying notes are forming part of the consolidated financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Chief Executive Officer

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole Time Director &	Company Secretary
Chief Financial Officer

Place: Mumbai
Date: April 29, 2015

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

1	Company overview

Vedanta Limited [formerly known as Sesa Sterlite Limited / Sesa Goa Limited] (“Vedanta” or “the Company”) and its consolidated subsidiaries are principally engaged in the business of iron ore mining, non-ferrous metals (copper, aluminium and zinc), commercial power generation and oil and gas. Vedanta’s equity shares are listed on National Stock Exchange and Bombay Stock Exchange in India and its American depository shares (“ADS”) are listed on New York Stock Exchange in United States of America. Each ADS represents four equity shares. Vedanta is majority-owned and controlled subsidiary of Vedanta Resources Plc, the London listed diversified natural resource company.

The Company’s oil and gas business is owned and operated by Cairn India Limited (“Cairn”) in which Vedanta has 59.88% interest as at March 31, 2015.

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has 64.92% interest as at March 31, 2015.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa.

The Company’s iron ore business is wholly owned by Vedanta and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The Company’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is wholly owned by the Company. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa.

The Company’s copper business is owned and operated by Vedanta, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting.

The Company’s aluminium business is owned and operated by Vedanta and Bharat Aluminium Company Limited (“BALCO”) in which it has 51% interest as on March 31, 2015. Aluminium business consists of mining of bauxite, manufacture of alumina and various aluminium products and generation of power.

The Company’s power business is owned and operated by Vedanta, Talwandi Sabo Power Limited (“TSPL”), 274 MW of wind power plants commissioned by HZL and 270 MW power plant at BALCO.

The Company’s other activities include mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbor of Visakhapatnam Port on the east coast of India and is handled by Vizag General Cargo Berth Private Limited (“VGCB”) and Paradip Multi Cargo Berth Private Limited (“PMCB”), in which the Company owns 99.99% and 74% interest respectively.

Subsequent to the year end, pursuant to the approval of the members of the Company and receipt of fresh certificate of incorporation from the Ministry of Company Affairs dated April 21,

2015, the name of the Company has been changed to Vedanta Limited.

During the previous year, pursuant to approval received from Registrar of Companies, the name of the Company had been changed from Sesa Goa Limited to Sesa Sterlite Limited w.e.f. September 18, 2013.

2	Principles of consolidation

(a)	(I)	The consolidated financial statements relate to Vedanta Limited (“the Company”), its subsidiary companies, jointly controlled entities (together “the Group”) and Group’s share of profit/loss in its associate companies. The consolidated financial statements have been prepared on the following basis:

(i)	The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the value of like items of assets, liabilities, income and expenses after eliminating intra-group balances and intragroup transactions and resulting profits or losses (unless cost cannot be recovered) in accordance with Accounting Standard (AS) 21- “Consolidated Financial Statements”.

(ii)	The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances with certain exceptions mentioned in Note 4 below and are presented to the extent possible, in the same manner as the Company’s separate financial statements.

(iii)	The difference between the cost of investments in the subsidiaries over the net assets at the time of acquisition of shares in the subsidiaries is recognized in the financial statements as Goodwill or Capital Reserve on Consolidation as the case may be. The ‘Goodwill’ / ‘Capital Reserve’ is determined separately for each subsidiary company. Goodwill arising on consolidation representing mining/oil reserves is amortized based on “Unit of Production Method” and is tested for impairment on an annual basis.

(iv)	The carrying amount of the investment in associate at the date it becomes a subsidiary is regarded as the cost of the investment in the subsidiary.

(v)	Minority Interest’s share in net profit of consolidated financial statements for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.

(vi)	Minority Interest’s share in net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the Company’s shareholders.

(vii)	Investments in associate companies are accounted for using equity method in accordance with Accounting Standard (AS) 23- “Accounting for Investments in Associates in consolidated financial statements”. Accordingly, the share of profit/loss of each of the associate companies (the loss being restricted to the cost of investment) has been added to/deducted from the the cost of investments. The carrying value is reduced for the distributions received from the associates.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the financial statements as at and for the year ended March 31, 2015

(viii)	The Company accounts for its share in the change in the net assets of the associate, post acquisition, after eliminating unrealised profits and losses resulting from the transaction between the Company and its associate to the extent of its share, through its statement of profit and loss to the extent such change is attributable to the associates’ Statement of Profit and Loss and through its reserves for the balance.

(ix)	The difference between the cost of investment in the associate and the share of net assets at the time of acquisition of shares in the associate is described as Goodwill or Capital Reserve as the case may be. Goodwill or Capital Reserve is included in the carrying amount of investment in associate.
(x)	The share of assets, liabilities, income and expenses (after eliminating inter group balances and transactions) in jointly controlled entities is combined by using proportionate consolidation method in accordance with Accounting Standard (AS) 27- “Financial Reporting of Interests in joint ventures”.

(II)	Financial Statements of Foreign Subsidiaries, being non integral operations, have been converted in Indian Rupees at following exchange rates:-

(i)	Revenue and Expenses: At the average of the year

(ii)	Assets and Liabilities: At the end of the year

The resultant translation exchange difference is transferred to “Foreign Currency Translation Reserve.”

The financial statements of the subsidiaries used in the consolidation are drawn up to the same reporting date as that of the Company i.e. March 31, 2015.

(b)	Following subsidiary companies, associates and other entities have been considered in the preparation of Consolidated Financial Statements: Subsidiaries

			% Ownership interest held by the parent
S. No	Name of the Company	Country of Incorporation	As at March 31, 2015	As at March 31, 2014
1	Copper Mines of Tasmania Pty Limited	Australia	100	100
2	Thalanga Copper Mines Pty Limited	Australia	100	100
3	Monte Cello B.V.	Netherland	100	100
4	Bharat Aluminium Company Limited (“BALCO”)	India	51	51
5	Sterlite Infra Limited**	India	—	100
6	Talwandi Sabo Power Limited (“TSPL”)	India	100	100
7	Sterlite (USA) Inc.	USA	100	100
8	Hindustan Zinc Limited (“HZL”)	India	64.92	64.92
9	Fujairah Gold FZC	UAE	100	100
10	THL Zinc Ventures Ltd	Mauritius	100	100
11	THL Zinc Ltd	Mauritius	100	100
12	THL Zinc Holding B.V.	Netherland	100	100
13	THL Zinc Namibia Holdings (Proprietary) Limited	Namibia	100	100
14	Skorpion Zinc (Proprietary) Limited	Namibia	100	100
15	Skorpion Mining Company (Proprietary) Limited	Namibia	100	100
16	Namzinc (Proprietary) Limited	Namibia	100	100
17	Amica Guesthouse (Proprietary) Limited	Namibia	100	100
18	Rosh Pinah Health Care (Proprietary) Limited	Namibia	69	69
19	Black Mountain Mining (Proprietary) Limited (“BMM”)	South Africa	74	74
20	Vedanta Lisheen Holdings Limited	Ireland	100	100
21	Vedanta Lisheen Mining Limited	Ireland	100	100
22	Killoran Lisheen Mining Limited	Ireland	100	100
23	Lisheen Milling Limited	Ireland	100	100
24	Killoran Lisheen Finance Limited	Ireland	100	100
25	Sterlite Ports Limited	India	100	100
26	Sterlite Infraventures Limited	India	100	100
27	Vizag General Cargo Berth Private Limited (“VGCB”)	India	99.99	74

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

			% Ownership interest held by the parent
S. No	Name of the Company	Country of Incorporation	As at March 31, 2015	As at March 31, 2014
28	Paradip Multi Cargo Berth Private Limited	India	74	74
29	Maritime Ventures Private Limited	India	100	100
30	Pecvest 17 Proprietary Limited	South Africa	100	100
31	Lakomasko B.V.	Netherland	100	100
32	Vedanta Exploration Ireland Limited	Ireland	100	100
33	Malco Energy Limited (formerly Vedanta Aluminium Limited)	India	100	100
34	Sesa Resources Limited (“SRL”)	India	100	100
35	Sesa Mining Corporation Limited (“SMCL”)	India	100	100
36	Goa Energy Limited**	India	—	100
37	Western Cluster Limited	Liberia	100	100
38	Twin Star Mauritius Holdings Limited (“TMHL”)	Mauritius	100	100
39	Twin Star Energy Holdings Limited (“TEHL”)	Mauritius	100	100
40	Bloom Fountain Limited	Mauritius	100	100
41	Cairn India Limited (“Cairn”)*	India	59.88	58.85
42	Cairn India Holdings Limited*	Jersey	59.88	58.85
43	Cairn Energy Holdings Limited*	United Kingdom	59.88	58.85
44	Cairn Energy Hydrocarbons Ltd*	United Kingdom	59.88	58.85
45	Cairn Exploration (No. 7) Limited*	United Kingdom	59.88	58.85
46	Cairn Exploration (No. 6) Limited*	United Kingdom	59.88	58.85
47	Cairn Exploration (No. 2) Limited*	United Kingdom	59.88	58.85
48	Cairn Energy Gujarat Block 1 Limited*	United Kingdom	59.88	58.85
49	Cairn Energy Discovery Limited*	United Kingdom	59.88	58.85
50	Cairn Energy Australia Pty Limited*	Australia	59.88	58.85
51	Cairn Energy India Pty Limited*	Australia	59.88	58.85
52	CIG Mauritius Holdings Private Limited*	Mauritius	59.88	58.85
53	CIG Mauritius Private Limited*	Mauritius	59.88	58.85
54	Cairn Lanka (Pvt) Ltd*	Sri Lanka	59.88	58.85
55	Cairn South Africa (Proprietary) Limited*	South Africa	59.88	58.85

The following entities have been dissolved during the year

S no	Name of the Company
1	Cairn Energy Cambay B.V.
2	Cairn Energy India West B.V.
3	Cairn Energy Gujarat B.V.
4	Cairn Energy Netherlands Holdings B.V.
5	CEH Australia Limited

*	w.e.f. August 26, 2013
**	ceased to exist w.e.f. April 1, 2014 pursuant to scheme of amalgamation (Refer note no. 40)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

			% Ownership interest
S. No	Name of the Company	Country of Incorporation	As at March 31, 2015	As at March 31, 2014
Associates
1	RoshSkor Township (Proprietary) Limited	Namibia	50.00	50.00
2	Gaurav Overseas Private Limited	India	50.00	50.00
3	Raykal Aluminium Company Private Limited	India	24.50	24.50
Other entities
1	Lisheen Mine Partnership [50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited]	Ireland	100.00	100.00

The Company is having interest in following joint ventures (Refer note no. 34)

			% Ownership interest
S. No	Jointly Controlled Entities	Country of Incorporation	As at March 31, 2015	As at March 31, 2014
1	Rampia Coal Mines and Energy Private Limited	India	17.39	17.39
2	Madanpur South Coal Company Limited	India	18.05	18.05
3	Goa Maritime Private Limited	India	50.00	50.00

			% Ownership interest
S. No	Joint Ventures in Australia	Country of Incorporation	As at March 31, 2015	As at March 31, 2014
1	Highway	Australia	70.00	70.00
2	Reward	Australia	68.85	68.85
3	Mount Windsor Joint Venture	Australia	70.00	70.00
4	Reward Deeps & Conviction	Australia	70.00	70.00

			% Ownership interest
S. No	Oil & Gas blocks/fields	Area	As at March 31, 2015	As at March 31, 2014
1	Ravva block	Krishna Godavari	22.50	22.50
2	CB-OS/2 - Exploration	Cambay Offshore	60.00	60.00
3	CB-OS/2- Development & production	Cambay Offshore	40.00	40.00
4	RJ-ON-90/1 - Exploration	Rajasthan Onshore	100.00	100.00
5	RJ-ON-90/1 - Development & production	Rajasthan Onshore	70.00	70.00
6	PR-OSN-2004/1	Palar Basin Offshore	35.00	35.00
7	SL 2007-01-001	North West Sri Lanka Offshore	100.00	100.00
8	KG-ONN-2003/1	Krishna Godavari Onshore	—	49.00
9	KG-OSN-2009/3	Krishna Godavari Offshore	100.00	100.00
10	MB-DWN-2009/1	Mumbai Deep Water	100.00	100.00
11	South Africa Block 1	Orange Basin South Africa Offshore	60.00	60.00

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

3	Statement of significant accounting policies:

(a)	Basis of accounting and preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared on an accrual basis under historical cost convention and in accordance with Generally Accepted Accounting Principles in India (‘Indian GAAP’) to comply with the Accounting Standards specified under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 and the relevant provisions of the Companies Act, 2013. The accounting policies adopted in the presentation of the financial statements are consistent with those followed in the previous year.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with Indian GAAP requires the management to make estimates and assumptions that affect the reported amount of assets and liabilities (including contingent liabilities) on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The management believes that the estimates used in preparation of the consolidated financial statements are prudent and reasonable. Future results could differ due to these estimates and the differences between the actual results and the estimates are recognised in the periods in which the results are known/materialise.

(c)	Inventories

Inventories are stated at the lower of cost and net realisable value, less any provision for obsolescence. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

Cost is determined on the following basis:

(i)	purchased copper concentrate is recorded at cost on a First In First Out (“FIFO”) basis; all other raw materials including stores and spares are valued on a weighted average basis;

(ii)	finished products and work-in-progress are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis except in case of copper finished products and work-in-progress which is determined on FIFO basis;

(iii)	immaterial by-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

(d)	Depreciation, depletion and amortisation expense

Depreciable amount for assets is the cost of an asset, or other amount substituted for cost, less its estimated residual value.

Depreciation on tangible fixed assets other than oil and gas assets, has been provided on straight line method (SLM) as per the useful lives prescribed in Schedule II to the Companies Act, 2013 except that:

(i)	Mining leases are amortised in proportion to actual quantity of ore extracted there from.

(ii)	Amounts paid as stamp duties and other statutory levies for renewal of owned mining leases are amortised over the operating period of lease.

(iii)	Individual items of assets costing upto 5,000 are fully depreciated in the year of acquisition.

(iv)	Additions on account of insurance spares, additions/ extensions forming an integral part of existing plants and the revised carrying amount of the assets identified as impaired, are depreciated over residual life of the respective fixed assets.

(v)	Leasehold lands and buildings are amortised over the period of lease. Leasehold improvements are amortised over the remaining period of primary lease (3 to 12 years) or expected useful economic lives, whichever is shorter.

(vi)	Railway wagons procured under Wagon Investment Scheme (WIS) are depreciated at the rate of 10% per annum on straight line method basis.

In respect of Plant and equipment and certain assets, the life of the assets have been assessed based on management’s assessment of independent technical evaluation/ advice, taking into account, inter-alia, the nature of the assets, the estimated usage of the assets, the operating condition of the assets, past history of replacement and maintenance support.

For oil and gas assets, the expenditure on producing properties is depleted within each cost centre. Depletion is charged on a unit of production basis, based on proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Impact of changes to reserves are accounted for prospectively.

Intangible assets are amortised over their estimated useful life. Software is amortised on straight line method over the useful life of the asset or 5 years whichever is shorter. Amounts paid for securing mining rights are amortised over the period of the mining lease. The estimated useful life of the intangible assets and the amortisation period are reviewed at the end of each financial year and the amortisation period is revised to reflect the changed pattern, if any.

Goodwill on consolidation represents the underlying value of mining ore reserves/oil and gas reserves of the subsidiaries. Goodwill on consolidation has been amortised based on “Unit of Production Method”.

(e)	Revenue recognition

(i)	Sale of goods

Revenue is recognised when significant risks and rewards of ownership of the goods sold are transferred to the customer and the commodity has been delivered to the shipping agent/customer and it can be reliably measured and it is reasonable to expect ultimate collection. Revenue from operations comprises of sale of goods, services, scrap, export incentives and includes excise duty and are net of sales tax/value added tax and rebates and discounts.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers / at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

Revenue from the Company’s share (net of Government’s share of profit petroleum) of oil, gas and condensate production are recognized on a direct entitlement basis, when significant risks and rewards of ownership are transferred to the buyers. Government’s share of profit petroleum is accounted for when the obligation (legal or constructive), in respect of the same arises.

(ii)	Export incentives:

Export benefits are accounted for in the year of exports based on eligibility and when there is no uncertainty in receiving the same.

(iii)	Income from services:

Revenue in respect of contracts for services is recognised when the services are rendered and related costs are incurred.

(iv)	Tolling income:

Tolling income represents tolling revenue from the Company’s businesses and Group’s share of revenues from pilotage and Oil Transfer Services from the respective joint ventures, which is recognised based on the rates agreed with the customers, as and when the services are rendered.

(v)	As operator from the joint venture:

Revenue from Joint ventures is recognised for services rendered in the form of parent company overhead based on the provisions of respective production sharing contracts.

(vi)	Other income:

•	Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable.

•	Dividend income is recognised when the right to receive dividend is established.

(f)	Import of copper concentrate and sale of copper and slime

In accordance with the prevailing international market practice, purchase of copper concentrate and sale of copper and slime are accounted for on provisional invoice basis pending final invoice in terms of purchase contract / sales contract respectively. The cases where quotational period prices are not finalised as at the year end are restated at forward LME / LBMA rates as at the year end and adjustments are made based on the metal contents as per laboratory assessments done by the Company pending final invoice.

(g)	Tangible fixed assets

Fixed assets other than oil and gas assets, are carried at historical cost (net of MODVAT / CENVAT / VAT) less accumulated depreciation / amortization and impairment losses, if any. Costs include non refundable taxes and duties, borrowing costs and other expenses incidental to the acquisition and installation upto the date the asset is ready for intended use.

Projects under which assets are not ready for their intended use and other capital work in progress are carried at cost, comprising direct cost, related incidental expenses and attributable interest till the commissioning of the project.

The Group has adopted paragraph 46/46A of AS 11- “The Effects of Changes in Foreign Exchange Rates” and accordingly the cost of acquisition is adjusted for exchange differences relating to long-term foreign currency monetary liabilities attributable to the acquisition of fixed assets and the adjusted cost of respective fixed assets are depreciated over the remaining useful life of such assets.

The Group’s mining leases having ore reserves are not valued, however, amounts paid to government authorities towards renewal of owned mining leases are capitalised as a part of mining rights.

Fixed assets retired from active use and held for sale are stated at the lower of their net book value and net realisable value and are disclosed separately under “Other current assets”.

Oil and gas assets

The Group follows the successful efforts method of accounting for oil and gas assets as set out by the Guidance Note issued by the Institute of Chartered Accountants of India (ICAI) on “Accounting for Oil and Gas Producing Activities” (Revised 2013).

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license by license basis. Costs are held, undepleted, within exploratory & development work-in-progress until the exploration phase relating to the license area is complete or commercial oil and gas reserves have been discovered.

Exploration expenditure incurred in the process of determining exploration targets which cannot be directly related to individual exploration wells is expensed in the period in which it is incurred.

Exploration/appraisal drilling costs are initially capitalised within exploratory and development work-in-progress on a well by well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well by well basis. Drilling costs are written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial.

Where results of exploration drilling indicate the presence of oil and gas reserves which are ultimately not considered commercially viable, all related costs are written off to the Statement of Profit and Loss immediately. Following appraisal of successful exploration wells, when a well is ready for commencement of commercial production, the related exploratory and development work-in-progress are transferred into a single field cost centre within producing properties, after testing for impairment.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

Where costs are incurred after technical feasibility and commercial viability of producing oil and gas is demonstrated and it has been determined that the wells are ready for commencement of commercial production, they are capitalised within producing properties for each cost centre. Subsequent expenditure is capitalised when it enhances the economic benefits of the producing properties or replaces part of the existing producing properties. Any costs remaining associated with such part replaced are expensed off in the financial statements.

Net proceeds from any disposal of an exploration asset within exploratory and development work-in-progress are initially credited against the previously capitalised costs and any surplus proceeds are credited to the statement of profit and loss. Net proceeds from any disposal of producing properties are credited against the previously capitalised cost and any gain or loss on disposal of producing properties is recognised in the Statement of Profit and Loss, to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Amounts which are not being paid by the joint venture partner in oil and gas blocks where the Group is the operator and have hence been funded by it are treated as exploration, development or production costs, as the case may be.

Machinery spares which can be used only in connection with an item of fixed asset and whose use is expected to be irregular are capitalised and depreciated over the useful life of the principal item of the relevant assets.

Expenditure during construction period

All costs attributable to the construction of project or incurred in relation to the project under construction, net of income, during the construction / pre-production period, are aggregated under expenditure during construction period to be allocated to individual identified assets on completion.

(h)	Intangible assets

Intangible assets are carried at cost less accumulated amortisation and impairment losses. The cost of intangible assets comprises its purchase price and any directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates.

(i)	Borrowing costs

Borrowing costs include interest, amortisation of ancillary costs incurred and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost. Borrowing costs attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for their intended use. Other borrowing costs are charged as expense in the year in which they are incurred. Capitalisation of borrowing costs is suspended and charged to the Statement of Profit and Loss during the extended periods when active development on the qualifying assets is interrupted.

(j)	Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction or at rates that closely approximate the rate at the date of the transaction.

Foreign currency monetary items outstanding at the Balance Sheet date are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done in accordance with accounting policy (n) on “Derivative instruments”.

Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Statement of Profit and Loss except that in respect of long term foreign currency monetary items relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term foreign currency monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term foreign currency monetary items but not beyond March 31, 2020. Non monetary foreign currency items are carried at cost.

(k)	Employee benefits

(i)	Short-term

Short-term employee benefits are recognised as an expense at the undiscounted amount in the Consolidated Statement of Profit and Loss for the year in which the related service is rendered. These include performance incentives and compensated absences which are expected to occur within twelve months after the end of the period in which the employee renders the related service.

(ii)	Long-term

(a)	Provident fund and family pension:

The employees of the Company and some of its subsidiaries are entitled to receive benefits in the form of provident fund and family pension, a defined benefit plan and a defined contribution plan, in which both employees and the Company / Subsidiaries make monthly / annual contributions equal to specified percentage of employee’s salary. The contributions, as specified under law are made to the provident fund set up as irrevocable trust by the Company and its subsidiaries or to respective Regional provident fund commissioner. The Company and some of its subsidiaries are liable for monthly / annual contributions and shortfall, if any, in the fund assets based on the specified rates of return. Such contributions and shortfall, if any is recognised as expenses in the year incurred.

(b)	Superannuation / Annuity Fund

The Company and some of its subsidiaries provide for a superannuation / annuity fund, a defined contribution plan, for certain categories of employees. The contributions are made annually at a pre-determined proportion of employee’s salary to insurance companies which administer the fund. The Company and some of its subsidiaries recognise such contributions as expense over the period of services rendered.

210

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

(c)	Gratuity

The Company and some of its subsidiaries account for the net present value of its obligations for gratuity benefits, a defined benefit plan, based on an independent actuarial valuation carried out at each Balance Sheet date using the projected unit credit method. Annual contributions are made by the Company and its said subsidiaries to gratuity funds established as trusts or managed by insurance companies. Actuarial gains and losses are immediately recognised in the Consolidated Statement of Profit and Loss.

(d)	Compensated absences

Compensated absences acccruing to employees and which can be carried to future periods but where there are restrictions on availment or encashment or where the availment or encashment is not expected to occur wholly in the next twelve months, the liability on account of the benefit is determined actuarially using the projected unit credit method.

(iii)	The Company’s subsidiary, Cairn India Limited, measures compensation cost relating to employee stock options using the fair value method in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the Guidance Note on Accounting for Employee Share-based payments issued by the Institute of Chartered Accountants of India (ICAI). Compensation expense is amortised over the vesting period of the option on a straight line basis.

(l)	Investments

(i)	Long-term investments are carried individually at cost less provision for diminution, other than temporary, in the value of investments.

(ii)	Current investments are carried individually, at lower of cost and fair value.

Cost of investments include acquisition charges such as brokerage, fees and duties.

(m)	Issue expenses

Expenses of debenture / bond / floating rate note issued are charged to Statement of Profit and Loss over the tenure of the instrument. Expenses related to equity and equity related instruments are adjusted against the securities premium account.

(n)	Derivative instruments

The Group enters into forwards, options, swaps contract and other derivative financial instruments, in order to hedge its exposure to foreign exchange, interest rate and commodity price risks. The Group neither holds nor issues any derivative financial instruments for speculative purposes.

The premium and discount arising at inception of forward contracts is amortised as expense or income over the life of the contract.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the

Consolidated Statement of Profit and Loss. The hedged item is recorded at fair value. Gain or loss if any, is recorded in the Consolidated Statement of Profit and Loss and is offset by the gain or loss from the change in the fair value of the derivative.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in hedging reserve account. Any cumulative gain or loss on the hedging instrument recognised in hedging reserve is retained in hedging reserve until the forecast transaction occurs. Amounts deferred to hedging reserve are recycled in the Consolidated Statement of Profit and Loss in the periods when the hedged item is recognised in the Consolidated Statement of Profit and Loss or when the portion of the gain or loss is determined to be an ineffective hedge.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which cash flow hedge accounting is applied, the associated gains and losses that were recognized in hedging reserve are included in the initial cost or other carrying amount of the asset and liability.

Derivative financial instruments that do not qualify for hedge accounting and are outstanding at the Balance Sheet date are marked to market and gains or losses are recognised in the Consolidated Statement of Profit and Loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in hedging reserve is transferred to Consolidated Statement of Profit and Loss for the year.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in the Foreign Currency Translation Reserve as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognised in other income/expense in current earnings during the period of change. Under a hedge of a net investment, the cumulative gain or loss remains in the Foreign Currency Translation Reserve when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the Company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the Consolidated Statement of Profit and Loss as part of the profit / loss on disposal when the net investment in the foreign operation is disposed.

(o)	Taxation

Tax expense comprises current and deferred tax. Current tax is determined on the basis of taxable income and tax credits computed for each of the entities in the Group in accordance with the provisions of applicable tax laws of the respective jurisdiction where the entities are located. Current tax is net of credit for entitlement for Minimum Alternate Tax.

211

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset, if there is convincing evidence that individual entities in the Group will pay normal income tax. Accordingly, MAT is recognised as an asset in the Balance Sheet when it is probable that future economic benefit associated with it will flow to the entities in the Group.

Deferred tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax is measured using the tax rates and the tax laws enacted or substantively enacted as at the reporting date. Deferred tax liabilities are recognised for all timing differences. Deferred tax assets are recognised for timing differences of items other than unabsorbed depreciation and carry forward losses only to the extent that reasonable certainty exists that sufficient future taxable income will be available against which these can be realised. However, if there are unabsorbed depreciation, carry forward of losses and items relating to capital losses, deferred tax assets are recognised only if there is virtual certainty supported by convicing evidence that there will be sufficient future taxable income available to realise the assets. Deferred tax assets and liabilities are offset if such items relate to taxes on income levied by the same governing tax laws and the Company has a legally enforceable right for such set off. Deferred tax assets are reviewed at each Balance Sheet date for their realisability.

Current and deferred tax relating to items directly recognised in reserves, are recognised in reserves and not in the Consolidated Statement of Profit and Loss.

(p)	Impairment of assets

The carrying values of assets / cash generating units, at each balance sheet date are reviewed for impairment, if any indication of impairment exists.

If the carrying amount of the assets exceed the estimated recoverable amount, impairment is recognised for such excess amount. The impairment loss is recognised as an expense in the Consolidated Statement of Profit and Loss, unless the asset is carried at revalued amount, in which case any impairment loss of the revalued asset is treated as a revaluation decrease to the extent a revaluation reserve is available for that asset.

The recoverable amount is the greater of the net selling price and their value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Net selling price is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal, discounted using an appropriate discount rate.

When there is indication that an impairment loss recognised for an asset (other than a revalued asset) in earlier accounting periods no longer exists or may have decreased, such reversal of impairment loss is recognised in the Statement of Profit and Loss, to the extent the amount was previously charged to the Statement of Profit and Loss. In case of revalued assets such reversal is not recognised.

(q)	Provisions, contingent liabilities and contingent assets

A provision is recognised when the Group has a present obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to their present value and are determined based on the best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent liabilities are not recognised but are disclosed in the financial statements. Contingent assets are neither recognised nor disclosed in the financial statements.

(r)	Segment reporting

The Group identifies primary segments based on the nature of risks and returns, the organization structure and the internal reporting system. The operating segments are the segments for which separate financial information is available and for which operating profit / loss amounts are evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance.

The accounting policies adopted for consolidated segment reporting are in line with the accounting policies of the Group. Segment revenue, segment results, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment.

Inter-segment revenue is accounted on the basis of transactions which are primarily determined based on market / fair value factors.

Revenue, expenses, assets and liabilities which relates to the Group as a whole and are not allocable to segments on reasonable basis have been included under “unallocated revenue / results / assets /liabilities”.

(s)	Cash flow statement

Cash flows are reported using indirect method as set out in Accounting Standard (AS)-3 “Cash Flow Statement”, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Group are segregated based on the available information.

Cash and cash equivalents

Cash comprises cash at bank and in hand and demand deposits with banks. Cash equivalents are short-term balances (with an original maturity of three months or less from the date of acquisition), highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

(t)	Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue, bonus element in a rights issue to existing shareholders, share split and reverse share split (consolidation of shares).

For the purpose of calculating diluted earnings per share, the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares, if any.

(u)	Leases

(i)	Finance lease

Finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are recognised as an expense in the Consolidated

Statement of Profit and Loss. Lease management fees, legal charges and other initial direct costs are capitalised.

If there is no reasonable certainty that the Group will obtain the ownership by the end of the lease term, capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

(ii)	Operating lease

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognised as an expense in the Consolidated Statement of Profit and Loss on a straight-line basis over the lease term.

(v)	Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine/oil fields. Such costs are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the Consolidated Statement of Profit and Loss over the life of the operation through the depreciation of the asset. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations and new disturbance. The adjusted cost of the asset is depreciated prospectively over the lives of the assets/amortised over the proved and developed reserves to which they relate.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the Consolidated Statement of Profit and Loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

(w)	Joint ventures

The Group participates in several Joint Ventures involving joint control of assets for carrying out oil and gas exploration, development and producing activities. The Group accounts for its share of the assets and liabilities of Joint Ventures along with attributable income and expenses in such Joint Ventures, in which it holds a participating interest.

(x)	Operating cycle

Based on the nature of products / activities of the Group and the normal time between acquisition of assets and their realisation in cash or cash equivalents, the Group has determined its operating cycle as 12 months for the purpose of classification of its assets and liabilities as current and non-current.

4	In respect of following items accounting policies followed by the subsidiary companies are different than that of the Company

Item	Particulars	As at March 31, 2015 ( in Crore)	Proportion to the Item
(a) Fixed Assets	For the purpose of depreciation, in case of Hindustan Zinc Limited (“HZL”), additions and disposals are reckoned on the first day and last day of quarter respectively.
	- Additions	989.92	7.65%
	- Disposals	23.52	1.25%
(b) Inventory	Cairn (Consolidated) has determined cost of stores and spares as per FIFO method as against Weighted average method being followed by the Company.	906.53	49.03%
(c) Depreciation	(i) Cairn (Consolidated) has provided depreciation on assets other than oil and gas assets based on useful lives assessed by the management as against that arrived at based on management assessment of independent technical evaluation of such lives in terms of Schedule II to the Companies Act, 2013 being followed by the Company.	772.56	10.79%
	(ii) HZL has charged depreciation on individual items of Plant & Machinery and vehicles costing upto 25,000/- as against the accounting policy followed by the company.	0.36	0.01%

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

5	Share capital

( in Crore)
	As at March 31, 2015		As at March 31, 2014
Particulars	Number	Amount	Number	Amount
A. Authorised equity share capital
Opening balance (equity shares of 1 each with voting rights)	51,260,000,000	5,126.00	1,000,000,000	100.00
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 40 for amalgamation during the year)*	10,100,000	1.01	50,260,000,000	5,026.00

Closing balance	51,270,100,000	5,127.01	51,260,000,000	5,126.00

* includes 10,000,000 shares of 1/- each increased pursuant to Scheme of Amalgamation with Sterlite Infra Limited subsequent to filing of the order with the Registrar of Companies on April 8, 2015.

Authorised preference share capital
Opening balance	—	—	—	—
Add: Pursuant to the Scheme of Amalgamation [preference shares of 10 each] (Refer note no. 40)	35,000,000	35.00	—	—

Closing balance	35,000,000	35.00	—	—

B. Issued, subscribed and paid up
Opening balance [equity shares of Re. 1 each with voting rights]	2,965,004,871	296.50	869,101,423	86.91
Add: Issued pursuant to the Scheme of Amalgamation	—	—	2,095,903,448	209.59

Closing balance *	2,965,004,871	296.50	2,965,004,871	296.50

*	includes 310,632 (Previous year 330,384) equity shares kept in abeyance. These shares are not part of listed equity capital.

C.	Shares held by ultimate holding Company and its subsidiaries/associates

	As at March 31, 2015		As at March 31,2014
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited	1,280,084,749	43.18	1,144,661,034	38.61
Twin Star Holdings Limited (2)	99,292,708	3.35	99,292,708	3.35
Finsider International Company Limited	401,496,480	13.54	401,496,480	13.54
Westglobe Limited	44,343,139	1.50	44,343,139	1.50
Welter Trading Limited	38,241,056	1.29	38,241,056	1.29

Total	1,863,458,132	62.86	1,728,034,417	58.29

(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company.
(2)	Represented by 24,823,177 American Depository Shares (“ADS”).

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

Particulars	As at March 31, 2015	As at March 31, 2014
Equity shares issued pursuant to Schemes of Amalgamation (in FY 2013-14)	2,095,903,448	2,095,903,448
Equity shares allotted as fully paid-up shares for consideration other than cash pursuant to the Scheme of Amalgamation (in FY 2010-11)	9,398,864	9,398,864

E.	Details of shareholders holding more than 5% shares in the Company

	As at March 31, 2015		As at March 31,2014
Particulars	No. of Shares	% of holding	No. of Shares	% of holding
Twin Star Holdings Limited	1,280,084,749	43.18	1,144,661,034	38.61
Twin Star Holdings Limited #	99,292,708	3.35	99,292,708	3.35
Finsider International Company Limited	401,496,480	13.54	401,496,480	13.54
CITI Bank N. A. New York @	122,039,080	4.12	149,817,772	5.05

(Represented by ADS held as depository)

#	24,823,177 ADS, held by CITI Bank N.A. New York as a depository.
@	Excludes ADS held on behalf of Twin Star Holdings Limited

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

F.	Other disclosures

(1)	The Company has one class of equity shares having a par value of Re 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(2)	ADS shareholders do not have right to attend General meetings in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York. As on March 31, 2015, 221,331,788 equity shares were held in the form of 55,332,947 ADS.

(3)	In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the erstwhile Sterlite Industries (India) Limited during 2002-2003 reduced its paid up share capital by 10.03 Crore. There are 219,214 equity shares of Re 1 each pending clearance from NSDL/CDSL. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

6	Reserve & surplus

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Capital reserve
Balance at the beginning of the year	1.96	0.25
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 40 for current year and note no. 36 for previous year)	129.80	1.71

Balance as at the end of the year	131.76	1.96

Capital reserve on consolidation
Balance as at the beginning and at the end of the year	9.87	9.87
Preference share redemption reserve
Balance at the beginning of the year	76.88	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 36)	—	76.88

Balance as at the end of the year	76.88	76.88

Capital redemption reserve
Balance at the beginning of the year	4.79	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 36)	—	1.52
Add: Transferred from General reserve	18.71	3.27

Balance as at the end of the year	23.50	4.79

Securities premium account
Balance as at the beginning of the year	19,964.95	1,869.42
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 36)	—	18,095.53

Balance as at the end of the year	19,964.95	19,964.95

Debenture redemption reserve
Balance as at the beginning of the year	423.97	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 36)	—	258.58
Add: Transferred from Surplus in consolidated statement of profit and loss	340.01	318.37
Less: Transferred to Surplus in consolidated statement of profit and loss	(60.00)	(152.98)

Balance as at the end of the year	703.98	423.97

Legal reserve*
Balance as at the beginning of the year	2.77	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 36)	—	0.12
Add: Amount transferred from surplus in consolidated statement of profit and loss	—	2.65

Balance as at the end of the year	2.77	2.77

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

6	Reserve & surplus

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
General reserve
Balance as at the beginning of the year	19,144.12	9,072.32
(Less) / Add: Pursuant to the Scheme of Amalgamation (Refer note no. 40 for current year and note no. 36 for previous year)	(20.25)	9,066.90
Add: Amount transferred from surplus in consolidated statement of profit and loss	—	1,008.17
Less: Transferred to Capital redemption reserve	(18.71)	(3.27)

Balance as at the end of the year	19,105.16	19,144.12

Hedging reserve
Balance as at the beginning of the year	57.23	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 36)	—	41.07
(Less) / Add: Effect of foreign exchange rate variations on hedging instrument outstanding at the end of the year [net of deferred tax 1.62 Crore (Previous year 33.82 Crore)]	(25.37)	65.69
Less: Amount transferred to Consolidated statement of profit and loss [net of deferred tax 33.82 Crore (Previous year Nil)]	(57.23)	(49.53)

Balance as at the end of the year	(25.37)	57.23

Deferred government grant
Balance as at the beginning of the year	—	—
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 36)	—	0.10
Less: Amount transferred to Consolidated statement of profit and loss	—	(0.10)

Balance as at the end of the year	—	—

Surplus in consolidated statement of profit and loss
Balance as at the beginning of the year	29,297.86	6,330.98
(Less) / Add: Pursuant to the Scheme of Amalgamation	(129.80)	18,960.71
(Refer note no. 40 for current year and note no. 36 for previous year)
(Less) / Add: (Loss) / Profit for the year	(15,645.77)	6,298.51
Add: Transferred from Debenture redemption reserve	60.00	152.98
Less: Transferred to Debenture redemption reserve	(340.01)	(318.37)
Add: Impact on account of change in minority interest during the year	—	36.54
Less: Interim dividend [dividend per share 1.75 (Previous year 1.50)]	(518.82)	(444.70)
Less: Tax on Interim dividend [net of dividend from a subsidiary u/s 115 (O) of Income Tax Act, 1961]	(183.98)	(189.09)
Less: Proposed dividend [dividend per share 2.35 (Previous year 1.75)]	(696.78)	(518.88)
Less: Tax on proposed dividend [net of dividend from a subsidiary u/s 115 (O) of Income Tax Act, 1961]	(214.79)	—
Less: Depreciation adjustment consequent to revision in useful life (Refer note no. 33)	(48.84)	—
Less: Transferred to General reserve	—	(1,008.17)
Less: Transferred to Legal reserve	—	(2.65)

Balance as at the end of the year	11,579.07	29,297.86

Foreign currency translation reserve
Balance as at the beginning of the year	3,727.76	105.65
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 36)	—	648.18
(Less)/ Add: Effect of foreign exchange rate variations during the year	(1,721.56)	2,973.93
Balance as at the end of the year	2,006.20	3,727.76

Total	53,578.77	72,712.16

*	Legal reserve is created at Fujairah Gold FZC in accordance with free zone regulations

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

7	Long-term borrowings*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Secured
Redeemable Non Convertible Debentures[a]	10,350.00	8,300.00
Term loans from banks[b]	21,621.99	18,501.54
Foreign currency loans from banks[c]	3,129.54	4,524.84
Buyers’ credit from banks[d]	311.31	99.21
Unsecured
Deferred sales tax liability[e]	133.16	138.57
Buyers’ credit from banks[f]	269.21	—
Loans and advances from related parties[g] (Refer note no. 44)	16,209.99	23,401.61

Total	52,025.20	54,965.77

*	Includes share of Joint ventures 0.01 Crore (Previous year: 0.01 Crore)

Terms & conditions of Long-term borrowings

a)	Secured Redeemable Non Convertible Debentures (NCDs) includes:

(i)	9.10% NCDs issued by the Company of 2,500.00 Crore. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCDs. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(ii)	NCDs issued by the Company for an aggregate amount of 2,000.00 Crore. Out of these, 1,000.00 Crore NCDs are issued at a coupon rate of 9.40% per annum, while another 1,000.00 Crore NCDs have been issued at a coupon rate of 9.24% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the movable fixed assets of Jharsuguda 2,400 MW Power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the currency of NCDs. These NCDs are redeemable in tranches of 500.00 Crore each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs.

(iii)	11.50% Non Convertible Debentures (NCDs) issued by Aluminium division of 133.33 Crore [including current maturity of long-term borrowings (Refer note no. 12)] are secured by first pari passu charge in favour of Debenture Trustees on the immovable properties situated at Mauje Ishwarpura, Taluka Kadi, District Mehsana, Gujarat and in the District of Kalahandi, Orissa. These NCDs are further secured by first pari passu charge over the fixed assets of 1MTPA Lanjigarh Alumina Refinery. These NCDs are redeemable on October 22, 2015.
(iv)	NCDs issued by the Company of 1,200.00 Crore in two tranches of 750.00 Crore and 450.00 Crore, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on July 4, 2023 for 750.00 Crore and on July 5, 2023 for 450.00 Crore. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(v)	9.36% NCDs of 1,500.00 Crore issued by Iron ore division in two tranches of 975.00 Crore and 525.00 Crore during the current year. These NCDs are redeemable in two instalments of 975.00 Crore and 525.00 Crore payable on October 30, 2017 and December 30, 2017 respectively. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over “movable fixed assets” in relation to the Company’s Iron Ore business (Pig Iron & Met Coke assets) and Power Plant assets located in Goa and the Copper plant assets located at Tuticorin with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCDs.

(vi)	12.25% NCDs issued by BALCO aggregating to 166.67 Crore (Previous year 333.34 Crore) [included in current maturity of long-term borrowings (Refer note no. 12)] are redeemable at par on November 17, 2015 secured by first pari passu charge on the movable and immovable properties of BALCO.

(vii)	NCD’s issued by BALCO of 500.00 Crore in two tranches and are carrying an interest of 8.58% per annum and 8.60% per annum respectively [including current maturity of long-term borrowings of 250.00 Crore (Refer note no. 12)]. These are redeemable at par in two equal instalments on November 30, 2015 and May 31, 2016 and are secured by first pari passu charge over Fixed Assets of BALCO.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

(viii)	10.25% NCDs issued by BALCO during the year aggregating 500.00 Crore redeemable at par on August 7, 2017. These are secured by first pari passu charge on the fixed assets of BALCO.

(ix)	9.8% NCDs issued by TSPL on a private placement basis aggregrating to 1,500.00 Crore. These NCDs have a tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly instalments after 10 years of allotment and secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the Debt Service Reserve Account). The redemption of these NCDs will start from March 9, 2021.

(x)	NCDs issued by TSPL during the year aggregating 120.00 Crore, 180.00 Crore and 200.00 Crore on a private placement basis and carrying an interest of 9.6% per annum, 9.7% per annum and 9.27% per annum respectively and repayable on September 16, 2016, September 18, 2017 and November 10, 2017. These are secured by first pari passu charge on the movable assets of TSPL both present and future, with a minimum asset cover of 1.1 times during the lifetime of the NCDs.

(xi)	NCDs issued by TSPL during the year aggregating to 325.00 Crore on a private placement basis and carrying an interest of 8.91% per annum and repayable on April 27, 2018. These are secured by first pari passu charge on the movable assets of TSPL both present and future, with a minimum asset cover of 1.1 times during the lifetime of the NCDs.

(xii)	9% NCDs issued by VGCB of 300.00 Crore [including current maturity of long term borrowings of 225.00 Crore (Refer note no. 12)]. These NCDs are redeemable on May 6, 2016, and also carry a put and call option excercisable at the end of 2nd year, May 6, 2015. The NCDs are secured 1.1 times of the face value of outstanding debentures, by way of charge on the fixed assets of the VGCB.

b)	Term loans from banks under secured borrowings includes:

(i)	Loan from State Bank of India taken by Aluminium division amounting to 4,332.50 Crore [including current maturity of long-term borrowings 187.50 Crore (Refer note no. 12)] at an interest rate of 10.60% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 187.50 Crore within one year, 250.00 Crore within second year, 2,000.00 Crore within third to fifth year and 1,895.00 Crore after fifth year.

(ii)	Loan of 250.00 Crore taken by Aluminium division from Axis Bank at an interest rate of 10.40% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 75.00 Crore in February 2017, 87.50 Crore in February 2018 and 87.50 Crore in February 2019.
(iii)	Loan of 250.00 Crore taken by Aluminium division from Vijaya Bank at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 75.00 Crore in February 2017, 87.50 Crore in February 2018 and 87.50 Crore in February 2019.

(iv)	Loan of 500.00 Crore taken by Aluminium division from Corporation Bank at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 150.00 Crore in February 2017, 175.00 Crore in February 2018 and 175.00 Crore in February 2019.

(v)	Loan of 500.00 Crore taken by Aluminium division from Bank of India at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 150.00 Crore in February 2017, 175.00 Crore in February 2018 and 175.00 Crore in February 2019.

(vi)	Loan of 500.00 Crore taken by Aluminium division from Syndicate Bank at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 150.00 Crore in February 2017, 175.00 Crore in February 2018 and 175.00 Crore in February 2019.

(vii)	Loan from Union Bank of India taken by Aluminium division amounting to 985.00 Crore [including current maturity of long-term borrowings 100.00 Crore (Refer note no. 12)] at an interest rate of 10.40% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 100.00 Crore within one year, 140.00 Crore within second year, 660.00 Crore within third to fifth year and 85.00 Crore after fifth year.

(viii)	Loan from Bank of India taken by Aluminium division amounting to 1,905.00 Crore [including current maturity of long-term borrowings 200.00 Crore (Refer note no. 12)] at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 200.00 Crore within one year, 280.00 Crore within second year, 1,320.00 Crore within third to fifth year and 105.00 Crore after fifth year.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

(ix)	Loan from Syndicate Bank taken by Aluminium division amounting to 1,014.75 Crore [including current maturity of long-term borrowings 102.50 Crore (Refer note no. 12)] at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 102.50 Crore within one year, 143.50 Crore within second year, 676.50 Crore within third to fifth year and 92.25 Crore after fifth year.

(x)	Loan from Bank of Baroda taken by Aluminium division amounting to 1,980.00 Crore [including current maturity of long-term borrowings 200.00 Crore (Refer note no. 12)] at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 200.00 Crore within one year, 280.00 Crore within second year, 1,320.00 Crore within third to fifth year and 180.00 Crore after fifth year.

(xi)	Loan from State Bank of Bikaner and Jaipur taken by Aluminium division amounting to 495.00 Crore [including current maturity of long-term borrowings 50.00 Crore (Refer note no. 12)] at an interest rate of 10.50% per annum. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 50.00 Crore within one year, 70.00 Crore within second year, 330.00 Crore within third to fifth year and 45.00 Crore after fifth year.

(xii)	Loan of 937.50 Crore [including 250.00 Crore of current maturity of long-term borrowings (Refer note no. 12)] taken during the year by Jharsuguda 2,400 MW power plant from Canara Bank at an interest rate of 10.50% per annum. The loan is secured by way of second pari passu charge on specific fixed assets of Jharsuguda 2,400 MW power plant except agricultural land. The loan is repayable in fifteen equal quarterly instalments of 62.50 Crore each.

(xiii)	Loan of 500.00 Crore taken during the year by TSPL at an interest rate of 10.1% per annum [including current maturity of long-term borrowings 44.00 Crore (Refer note no. 12)] with a tenure of 86 months and repayment on quarterly basis starting from December 31, 2015. The loan is secured by way of first charge on pari passu basis on all the movable and immovable assets of TSPL.

(xiv)	Term loan of 7,510.90 Crore (US$ 1,200 million) [including current maturity of long-term borrowings 2,034.20 Crore (Refer note no. 12)] from Standard Chartered Bank (as facility agent) taken by TMHL. The loan carries an interest rate of LIBOR plus 275 basis points and is due for repayment in four equal annual installments starting from June 2015. The facility is guaranteed by Vedanta Resources Plc. Further TEHL has pledged all the shares it holds in TMHL as security for this loan.

(xv)	Term loan of 3,129.54 Crore (US$ 500 million) from Standard Chartered Bank and First Gulf Bank PJSC taken by TMHL of which US$ 250 million is under a commodity murabaha structure (Islamic financing) and balance US$250 million is under a conventional loan structure. The loan of 1,799.49 Crore (US$ 287.50 million) carries an interest rate of LIBOR plus 275 basis points with an average maturity of 5 years from initial drawdown and the loan of 1,330.05 Crore (US$ 212.50 million) carries an interest rate of LIBOR plus 340 basis points with an average maturity of 6 years from initial drawdown. The facility is guaranteed by Vedanta Resources Plc. 100% shares of TMHL (held by TEHL) have been pledged as security for this facility.

c)	Foreign Currency Loans from banks under secured borrowings includes:

(i)	External Commercial Borrowings (“ECB”) of Aluminium division aggregating 3,408.41 Crore (US$ 544.55 million) [including current maturity of long-term borrowings of 1,530.69 Crore (Refer note no. 12)] in two tranches at an interest rate of LIBOR plus 170 basis points for 3,129.54 Crore (US$ 500.00 million) and LIBOR plus 129 basis points for 278.87 Crore (US$ 44.55 million). The ECB on US$ 500 million is payable in three annual instalments on April 21, 2015 and April 21, 2016 for US$ 200 million each and on April 21, 2017 for US$ 100 million. The loan of US$ 44.50 million is due on July 24, 2015. The ECB is secured by all present and future movable asset of Aluminium division including its movable plant and machinery, equipment, spare tools and accessories and other movable whether installed or not and all replacements thereof and additions thereof whether by way of substitution, addition, replacement, conversion or otherwise howsoever together with all benefits, rights and incidental attached thereto which are now owned or to be owned in the future by the borrower.

(ii)	ECB of BALCO aggregating 1,251.82 Crore at a coupon rate linked to 6 month LIBOR plus 290 basis points. The ECB is repayable in three annual installments due in August 2016, August 2017 and August 2018. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the BALCO, both present and future along with secured lenders.

d)	Buyers Credit from Banks under secured borrowings includes:

(i)	343.87 Crore availed by BALCO at an interest rate of LIBOR plus 120 basis points [including current maturity of long-term borrowings 32.56 Crore (Refer note no. 12)] and secured by exclusive charge on assets to be imported under the facilities.

(ii)	5.33 Crore taken from ICICI Bank by TSPL at an interest rate of 12 month LIBOR plus 87 basis points [included in current maturity of long-term borrowings (Refer note no. 12)] and secured by first charge on pari passu basis on all the movable assets of TSPL. These buyers credit are repayable on June 23, 2015.

(iii)	89.85 Crore taken by VGCB from Axis Bank Limited at an interest rate ranging from 0.85% per annum to 2.24% per annum [included in current maturity of long-term borrowings (Refer note no. 12)] and secured by exclusive charge on the assets of VGCB imported under this facility.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

e)	Unsecured deferred sales tax liability of 138.58 Crore [including current maturity of long-term borrowings 5.42 Crore (Refer note no. 12)] outstanding as at March 31, 2015 is currently repayable in monthly instalments till March 2027.

f)	Unsecured Buyers Credit from banks includes:

(i)	179.34 Crore taken from Yes Bank by TSPL at an interest rate of 6 month LIBOR plus 53 basis points [included in current maturity of long-term borrowings (Refer note no. 12)]. These buyers credit are repayable from July 2015 to October 2015.

(ii)	25.43 Crore taken from ICICI Bank by TSPL at an interest rate of 3 month LIBOR plus 140 basis points. The facility has been utilised for rollover of Buyers Credit completing 3 years in March 15 for further period of 2 years. These buyers credit are repayable in March 2017.

(iii)	243.78 Crore taken from Axis Bank by TSPL at an interest rate of 3 month LIBOR plus 150 basis points. The facility has been utilised for rollover of Buyer’s Credit completing 3 years in January 15 for further period of 2 years. These buyers credit are repayable in December 2016 and January 2017.

g)	Loan from Vedanta Resources Jersey II Limited amounting to 16,209.99 Crore (US$ 2,589.84 million) at an average interest rate of 7.34% per annum. The said loan is repayable from May 2016 to May 2023.

h)	The Group has not defaulted in the repayment of loans and interest as at Balance Sheet date.

8	Deferred tax liabilities (Net)

			( in Crore)
Particulars		As at March 31, 2015	As at March 31, 2014
(a)	Majorcomponents of deferred tax arising on account of timing differences are:
	Deferred tax liability
	On difference between book depreciation and tax depreciation	6,119.77	5,934.80
	On hedging reserve	1.37	37.25
	Others	4.34	21.69

	Total	6,125.48	5,993.74

	Deferred tax asset
	On employee benefits	115.84	124.58
	Provision for doubtful advances	193.44	85.73
	Unabsorbed business depreciation*	2,379.18	2,768.30
	Carry forward business losses*	2.75	95.69
	Hedging reserve	3.57	—
	Others	101.03	184.26

	Total	2,795.81	3,258.56

	Deferred tax liabilities (net)	3,329.67	2,735.18

(b)	Classifiedon a Company wise basis
	(i) Deferred tax liability	3,330.91	2,760.39
	(ii) Deferred tax asset	1.24	25.21

	Total	3,329.67	2,735.18

*	The recognition of deferred tax assets on unabsorbed depreciation and carry forward business losses has been restricted to the extent of deferred tax liability on account of timing difference in respect of depreciation, the reversal of which is virtually certain.

9	Other long-term liabilities*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Others
Payables for purchase of fixed assets	1,046.52	1,141.80
Security deposits from vendors and others	84.56	44.03
Fair value derivative hedging payable	4.49	174.46
Other liabilities	88.57	39.19

Total	1,224.14	1,399.48

*	Includes share of Joint ventures 0.01 Crore (Previous year: 0.01 Crore)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

10	Long-term provisions*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Provision for employee benefits[a]	199.73	187.68
Provision for restoration, rehabilitation and environmental costs[b]	2,141.91	4,015.16

Total	2,341.64	4,202.84

*	Includes share of Joint ventures 0.08 Crore (Previous year: 0.08 Crore)
a)	Includes gratuity, compensated absences, etc.
b)	Provision for restoration, rehabilitation and environmental costs

		( in Crore)
	As at	As at
	March 31, 2015	March 31, 2014
Opening Balance	4,015.16	3.57
Pursuant to the Scheme of Amalgamation	—	775.76
On acquisition	—	3,194.53
Additions during the year	59.68	41.30
Reversed during the year	(1,529.51)	—
Paid during the year	(0.25)	—
Exchange differences on restatement	(133.16)	—
Current portion of Long-term provision	(270.01)	—

Closing balance	2,141.91	4,015.16

11	Short-term borrowings

		( in Crore)
	As at	As at
Particulars	March 31, 2015	March 31, 2014
Secured
Buyers’ credit from banks[a]	5,678.83	5,606.06
Loans repayable on demand from banks[b]	48.98	70.46
Working capital loan[c]	2.99	36.56
Term loan from banks	—	1,000.00
Export packing credit	—	49.00
Unsecured
Buyers’ credit from banks	4,475.38	2,947.72
Suppliers’ credit	39.95	1,354.60
Commercial paper	8,105.00	5,040.00
Loans repayable on demand from banks	192.92	16.49
Working capital loan	45.06	186.22
Packing credit from banks	720.84	491.48
Loans from banks	630.76	595.94

Total	19,940.71	17,394.53

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

Terms & conditions of Short-term borrowings

a)	Buyers’ credit from banks under secured borrowings includes:

(i)	1,845.54 Crore of Aluminium division at an interest rate of LIBOR plus 22- 55 basis points secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on current assets of Aluminium division on pari passu basis.

(ii)	2,800.00 Crore of Copper India at an interest rate of 0.68% per annum secured by way of first charge by hypothecation on the entire stock of raw materials, work-in-progress and all semi-finished, finished, manufactured articles together with all stores, components and spares, both present and future book debts, outstanding monies, receivables, claims and bills arising out of sale etc. and such charge in favour of the banks ranking pari passu inter se, without any preferences or priority to one over other(s) in any manner.

(iii)	168.84 Crore at the Jharsuguda 2,400 MW power plant at an interest rate ranging from 0.52% to 0.86% per annum secured against first pari passu charge on entire current assets of Jharsuguda 2,400 MW power plant.

(iv)	251.87 Crore of BALCO secured by way of hypothecation on the stock of raw materials, work-in-progress, semi-finished, finished products, consumables, stores and spares, bills receivables, book debts and all other movables, both present and future and assets to be imported under the facilities. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

(v)	588.08 Crore of TSPL at an interest rate ranging from 0.47% to 0.93% per annum with a tenure from one year to three years and subservient charge on the current assets and movable fixed assets of TSPL.

(vi)	24.50 Crore of VGCB at an interest rate ranging from 0.85% to 2.24% per annum and exclusive charge on the assets of VGCB imported under this facility. These buyers credit are repayable ranging from 15 months to 36 months with respective banks.

b)	Loans repayable on demand from Banks under secured borrowings includes:

Cash Credit of 48.98 Crore of BALCO secured by way of hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Weighted average interest on cash credit utilization is 10.54% per annum (Previous year- 10.98% per annum).

c)	Working capital loan under secured borrowings includes 2.99 Crore of BALCO secured by way of hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Weighted average interest rate is 10.00% per annum (Previous year- 10.20% per annum).

d)	The Group has not defaulted in the repayment of loans and interest as at Balance Sheet date.

12	Other Current Liabilities*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Current maturities of long-term borrowings[a]	5,786.39	8,205.74
Interest accrued but not due on borrowings	652.19	643.74
Fair value derivative hedging payable	268.51	726.47
Advance from customers	317.00	378.78
Unpaid/unclaimed dividends[b]	233.00	19.09
Unpaid/unclaimed matured deposits and interest accrued thereon[c]	0.13	0.13
Payables for purchase of fixed assets	2,682.27	4,155.86
Profit petroleum payable	87.43	63.36
Liabilities for exploration and development activities	2,576.75	1,816.81
Statutory liabilities[d]	570.89	442.47
Compensation/claims related to Asarco disputed matter[e]	—	497.33
Due to Related parties (Refer note no. 44)	292.56	2,669.78
Security deposits from vendors & others	227.06	289.99
Book overdraft with banks	15.00	1.87
Other liabilities[f]	1,573.99	1,312.72

Total	15,283.17	21,224.14

*	Includes share of Joint ventures 0.83 Crore (Previous year: 1.10 Crore)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

a)	Current maturities of long-term borrowings consists of:

		( in Crore)
	As at March 31, 2015	As at March 31, 2014
Deferred sales tax liability	5.42	4.05
Buyers’ credit from banks	307.08	2,869.67
Term loans from banks	3,168.20	523.75
Redeemable Non Convertible Debentures	775.00	299.99
Foreign currency convertible bonds/notes	—	4,307.95
Foreign currency loans from banks	1,530.69	200.33

Total	5,786.39	8,205.74

b)	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except 0.38 Crore (Previous year 0.38 Crore) which is held in abeyance due to a pending legal case.
c)	Matured fixed deposit of 0.08 Crore (Previous year 0.08 Crore) due for transfer to Investor Education and Protection Fund have not been transferred in view of pending legal litigation between the beneficiaries.
d)	Statutory liabilities include contribution to PF, ESIC, withholding taxes, excise duty, VAT, service tax etc.
e)	Amounts paid during the year pursuant to a settlement agreement dated October 17, 2014 between the Company and the parties.
f)	Includes reimbursement of expenses, interest accrued on other than borrowings, liabilities related to compensation/claim etc.

13	Short-term provisions

			( in Crore)
	Particulars	As at March 31, 2015	As at March 31, 2014
	Provision for employee benefits (gratuity, compensated absences, etc.)	140.90	140.47
	Proposed dividend	696.78	518.88
	Tax on proposed dividend [net of dividend from a subsidiary u/s 115 (O) of Income Tax Act, 1961]	2.19	—
	Provision for tax (Net of advance taxes and tax deducted at source)	383.28	563.36
	Provision for rehabilitation costs[a]	230.33	1.76

	Total	1,453.48	1,224.47

a)	Opening balance	1.76	—
	Pursuant to the Scheme of Amalgamation	—	1.76
	Current portion of Long-term provision	270.01	—
	Exchange differences	5.04	—
	Paid during the year	(46.48)	—

	Closing balance	230.33	1.76

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

14	Fixed Assets

																	( in Crore)
Particulars		Gross Block						Accumulated Depreciation						Net Block before Impairment	impairment	Net Block
		As at April 1, 2014	On Amalgamation	Acquired on acquisition	Additions/ adjustments	Deductions/ adjustments	As at March 31, 2015	As at April 1, 2014	On Amalgamation	Acquired on acquisition	For the year (Refer note no. 41)	Deductions/ adjustments	As at March 31, 2015	As at March 31, 2015	As at March 31, 2015	As at March 31, 2015	As at March 31, 2014
i)	Tangible assets
	Mining leases and concessions	17.28	—	—	—	—	17.28	14.38	—	—	0.52	—	14.90	2.38	—	2.38	2.90
	(Previous year)	17.28	—	—	—	—	17.28	14.38	—	—	—	—	14.38	2.90	—	2.90	2.90
	Land- freehold	1,072.59	—	—	69.03	0.59	1,141.03	24.37	—	—	1.06	0.01	25.42	1,115.61	—	1,115.61	1,048.22
	(Previous year)	254.01	339.58	4.38	477.36	2.74	1,072.59	0.18	—	—	24.19	—	24.37	1,048.22	—	1,048.22	253.83
	Land- leasehold	565.24	—	—	24.62	10.38	579.48	96.21	—	—	60.22	—	156.43	423.05	—	423.05	469.03
	(Previous year)	0.39	322.53	148.67	98.50	4.85	565.24	0.16	41.49	41.11	13.47	0.02	96.21	469.03	—	469.03	0.23
	Buildings	7,466.57	—	—	1,425.30	5.03	8,886.84	1,821.13	—	—	905.92	4.63	2,722.42	6,164.42	3.50	6,160.92	5,641.94
	(Previous year)	299.44	5,272.26	1,218.67	689.82	13.62	7,466.57	25.99	1,176.34	319.07	307.98	8.25	1,821.13	5,645.44	3.50	5,641.94	273.45
	Buildings- leasehold	15.08	—	—	0.08	—	15.16	2.44	—	—	0.67	—	3.11	12.05	—	12.05	12.64
	(Previous year)	—	6.34	—	8.74	—	15.08	—	2.38	—	0.06	—	2.44	12.64	—	12.64	—
	Aircraft	2.12	—	—	—	—	2.12	0.76	—	—	0.09	—	0.85	1.27	—	1.27	1.36
	(Previous year)	2.12	—	—	—	—	2.12	0.64	—	—	0.12	—	0.76	1.36	—	1.36	1.48
	River Fleet	180.73	—	—	—	3.36	177.37	37.85	—	—	5.91	3.19	40.57	136.80	—	136.80	142.88
	(Previous year)	165.22	—	—	15.51	—	180.73	32.13	—	—	5.72	—	37.85	142.88	—	142.88	133.09
	Ship	293.15	—	—	—	63.97	229.18	120.65	—	—	7.45	43.17	84.93	144.25	—	144.25	172.50
	(Previous year)	162.81	—	—	130.34	—	293.15	106.50	—	—	14.16	0.01	120.65	172.50	—	172.50	56.31
	Plant and equipment	52,801.79	—	—	9,401.51	200.39	62,002.91	18,648.00	—	—	4,475.41	151.20	22,972.21	39,030.70	60.57	38,970.13	34,093.22
	(Previous year)	1,754.84	42,423.57	6,843.35	2,023.49	243.46	52,801.79	636.48	13,111.26	2,068.17	2,988.65	156.56	18,648.00	34,153.79	60.57	34,093.22	1,118.36
	Furniture and fixtures	193.75	—	—	184.49	5.09	373.15	113.78	—	—	43.81	4.69	152.90	220.25	—	220.25	79.97
	(Previous year)	10.55	106.68	56.35	22.30	2.13	193.75	4.93	59.29	36.88	14.07	1.39	113.78	79.97	—	79.97	5.62
	Berth	138.04	—	—	—	—	138.04	5.25	—		5.12	—	10.37	127.67	—	127.67	132.79
	(Previous year)	—	134.94	—	3.10	—	138.04	—	0.23	—	5.02	—	5.25	132.79	—	132.79	—
	Vehicles	293.02	—	—	49.65	24.74	317.93	222.34	—	—	37.73	17.11	242.96	74.97	—	74.97	70.68
	(Previous year)	24.94	240.35	7.77	40.09	20.13	293.02	13.74	160.97	2.46	59.31	14.14	222.34	70.68	—	70.68	11.20
	Office equipment	635.52	—	—	185.16	41.22	779.46	389.53	—	—	106.66	37.93	458.26	321.20	—	321.20	245.99
	(Previous year)	14.31	399.43	160.48	80.44	19.14	635.52	3.90	228.54	87.89	74.39	5.19	389.53	245.99	—	245.99	10.41
	Railway Siding	901.43	—	—	235.98	0.07	1,137.34	163.91	—	—	59.45	0.07	223.29	914.05	—	914.05	737.52
	(Previous year)	—	736.95	—	165.20	0.72	901.43	—	122.89	—	41.17	0.15	163.91	737.52	—	737.52	—
	Road and Bunders	15.55	—	—	—	—	15.55	2.83	—	—	2.87	—	5.70	9.85	—	9.85	12.72
	(Previous year)	15.51	—	—	0.04	—	15.55	2.59	—	—	0.24	—	2.83	12.72	—	12.72	12.92
	Mine reserve and development	2,533.70	—	—	45.21	—	2,578.91	1,717.01	—	—	143.10	—	1,860.11	718.80	—	718.80	816.69
	(Previous year)	—	2,061.75	—	471.96	0.01	2,533.70	—	1,460.72	—	256.30	0.01	1,717.01	816.69	—	816.69	—
	Cost of producing facilities	9,133.38	—	—	1,208.38	1,516.56	8,825.20	5,269.02	—	—	1,022.58	—	6,291.6	2,533.60	—	2,533.60	3,864.36
	(Previous year)	—	—	8,100.16	1,033.22	—	9,133.38	—	—	4,407.95	861.07	—	5,269.02	3,864.36	—	3,864.36	—
	Rehabilitation & Decommissioning asset	231.08	—	—	(18.95)	—	212.13	120.49	—	—	9.51	—	130.00	82.13	—	82.13	110.59
	(Previous year)	—	186.80	—	19.52	(24.76)	231.08	—	96.27	—	24.22	—	120.49	110.59	—	110.59	—

	Total	76,490.02	—	—	12,810.46	1,871.40	87,429.08	28,769.95	—	—	6,888.08	262.00	35,396.03	52,033.05	64.07	51,968.98	47,656.00

	(Previous year)	2,721.42	52,231.18	16,539.83	5,279.63	282.04	76,490.02	841.62	16,460.38	6,963.53	4,690.14	185.72	28,769.95	47,720.07	64.07	47,656.00	1,879.80

ii)	Intangible assets
	Computer software	281.38	—	—	24.00	2.13	303.25	196.14	—	—	54.76	2.09	248.81	54.44	—	54.44	85.24
	(Previous year)	22.18	61.78	151.92	45.50	—	281.38	13.75	24.90	117.44	40.05	—	196.14	85.24	—	85.24	8.43
	Right to use	50.38	—	—	—	—	50.38	0.34	—	—	2.02	—	2.36	48.02	—	48.02	50.04
	(Previous year)	—	—	—	50.38	—	50.38	—	—	—	0.34	—	0.34	50.04	—	50.04	—
	Mining rights	265.35	—	—	105.51	12.10	358.76	89.52	—	—	34.64	12.10	112.06	246.70	—	246.70	175.83
	(Previous year)	155.04	—	—	110.31	—	265.35	74.39	—	—	15.13	—	89.52	175.83	—	175.83	80.65

	Total	597.11	—	—	129.51	14.23	712.39	286.00	—	—	91.42	14.19	363.23	349.16	—	349.16	311.11

	(Previous year)	177.22	61.78	151.92	206.19	—	597.11	88.14	24.90	117.44	55.52	—	286.00	311.11	—	311.11	89.08

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

a)	Land-Leasehold include land under Perpetual Lease 1.99 Crore (Previous year 1.99 Crore).

b)	In case of HZL, title deeds are still to be executed in respect of 10.63 acres of freehold land at Vishakapatnam. During the year, the Company has commenced dismantling its assets at Vishakhapatnam Smelter plant post closure of its operations at that location for use, at other units/locations of the Company or for disposal.

c)	Certain land & quarters of BALCO including 40 nos. quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been unauthorisedly occupied for which BALCO is evaluating the option for evacuation of the same.

d)	The land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and its allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favour of BALCO due to non availability of title deeds from NTPC.

e)	The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. The matter is presently sub-judice before the Hon’ble Supreme Court.

f)	Buildings (freehold) include (i) Cost of shares of 750 in Co-operative housing society, (ii) Cost of shares of 750 in Co-operative societies representing possession of office premises, (iii) a residential flat in the joint names of the Company and Mr. Dwarka Prasad Agarwal, relative of a director of the Company.

g)	Plant and equipment (Gross Block) include 3.73 Crore (Previous year 3.73 Crore) and 1.68 Crore (Previous year 1.68 Crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.
h)	Plant and equipment of BALCO includes 106.25 Crore (Previous year 113.30 Crore) pertaining to 270 MW captive power plant which has been installed at the premises of National Thermal Power Corporation Ltd. in view of convenience of operations.

i)	Additions to Gross block include loss of 518.31 Crore (Previous year gain of 29.94 Crore) and depreciation for the year includes gain (net) of 402.50 Crore (Previous year loss of 4.67 Crore) on account of translation of fixed assets and depreciation to date respectively of foreign subsidiaries, the effect of which is considered in Foreign Currency Translation Reserve.

j)	Capital work-in-progress is net of impairment of 213.84 Crore (Previous year 213.84 Crore).

k) (i)	Capital work-in-progress includes finance costs amounting 684.52 Crore (Previous year 857.94 Crore) and exchange loss of 230.20 Crore (Previous year 591.96 Crore) capitalised during the year on account of borrowing cost AS 16 (‘Borrowing Cost’) and as per AS 11 (‘The Effects of Changes in Foreign Exchange Rates’) respectively.

(ii)	Additions/adjustments to Plant and equipment includes exchange loss capitalised as per AS 11 (‘The Effects of Changes in Foreign Exchange Rates’) amounting to 46.76 Crore [Previous year 154.80 Crore].

(iii)	Additions/adjustments to Buildings includes capitalisation of finance costs amounting to Nil (Previous year 1.87 Crore).

(iv)	Addition to Plant and equipment includes finance costs amounting Nil (Previous year 34.03 Crore) capitalised.

(v)	Capital work-in-progress includes an amount of 0.31 Crore being capital expenditure incurred on CSR activities (Refer note no. 41).

l)	The Company’s aluminium unit at Mettur holds mining rights for 2,027.79 acres of land on which the lease agreements in respect of entire land has expired. The Company has applied for renewal of these leases.

m)	The gross block includes 21,321.08 Crore (Previous year 18,110.88 Crore) jointly owned with the joint venture partners. Accumulated depreciation on these assets is 12,959.67 Crore (Previous Year 8,263.50 Crore) and net book value is 8,361.41 Crore (Previous Year 9,847.38 Crore).

n)	Capital work-in-progress includes Exploration intangible assets under development of 3,554.28 Crore (Previous year 2,075.83 Crore).

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

o)	Reconciliation of Depreciation and amortisation expense

		( in Crore)
	Year ended March 31, 2015	Year ended March 31, 2014
Depreciation as above on:
- Tangible assets	6,888.08	4,690.14
- Intangible assets	91.42	55.52
Total depreciation	6,979.50	4,745.66
Add: Goodwill Amortisation (Refer note no. 15)	2,049.56	2,180.01
Less: Depreciation on change of method of depreciation for oil & gas assets grouped under exceptional items (Refer note no. 31)	(2,127.80)	—
Less: Reserve adjustment on account of change in useful life of asset [Refer note (p) below]	(81.15)	—
Add: Depreciation included in Research and development expenditure	(0.31)	0.22
Add/(Less): Exchange Gain/(Loss) on Assets adjusted in Foreign Currency Translation Reserve [Refer note (i) above]	402.50	(4.67)
Less: Depreciation capitalised	(5.89)	(3.22)
Less: Cost allocated to joint venture	(57.25)	(35.68)
As per Statement of Profit and Loss	7,159.16	6,882.32

p)	Depreciation for the year adjusted against Surplus in the Consolidated Statement of Profit and Loss (Refer note no. 33) on account of change in useful life of asset.

( in Crore)
Asset
Land-Leasehold	0.61
Buildings	23.60
Plant and equipment	19.00
Furniture and fixtures	0.41
Vehicles	0.15
Office equipment	37.23
Computer software	0.15

Total	81.15

q)	Expenses capitalised as part of Capital work-in-progress

		( in Crore)
	As at March 31, 2015	As at March 31, 2014
Balance at beginning of the year	7,270.32	35.21
Add: Pursuant to Scheme of Amalgamation	—	5,484.62
Add: Pre-operative expenditure:
(i) Cost of materials consumed	304.84	30.58
(ii) Power and fuel charges	449.37	28.38
(iii) Repairs	12.02	7.01
(iv) Consumption of stores and spare parts	12.58	3.58
(v) Rent, rates & taxes	2.48	7.60
(vi) Employee benefits expense	84.43	131.17
(vii) General expenses	392.32	223.32
(viii) Finance costs	914.72	1,449.90
(ix) Depreciation and amortization expense	5.89	—
(x) Changes in inventories	(73.23)	—
(xi) Insurance	10.02	10.31
(xii) Impact of foreign currency translation	3.15	3.22

Total expenditure	2,118.59	1,895.06

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

		( in Crore)
	As at March 31, 2015	As at March 31, 2014
(xiii) Dividend on current investments	1.20	1.03
(xiv) Interest and other income	5.02	13.89
(xv) Revenue during trial-run	722.80	42.92

Total income	729.02	57.84

Less: Impairment	—	4.95
Less: Capitalised during the year	—	81.79

Balance at end of the year	8,659.89	7,270.32

15	Goodwill on consolidation

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Opening balance	39,238.32	2,167.60
Add: On acquisitions	—	35,274.38
Add: Pursuant to Scheme of Amalgamation (Refer note no. 40)	(20.25)	3,857.74
Add: Impact of foreign currency translation	(144.91)	118.61
Less: Amortisation during the year	(2,049.56)	(2,180.01)
Add: On account of buyback of shares by Cairn India Ltd [Refer note no. 22(e)]	227.37	—
Less: Provision for impairment during the year (Refer note no. 31)	(19,461.28)	—

Closing balance	17,789.69	39,238.32

16	Non-current investments
trade investments, fully paid up

			( in Crore)
Particulars		As at March 31, 2015	As at March 31, 2014
Investment in equity shares - quoted (at cost)
-	Others (Sterlite Technologies Limited - 4,764,295 equity shares of 2 each (including 60 shares held jointly with nominees)	10.85	10.85
Investment in equity shares - unquoted
-	Associate companies
(i)	Raykal Aluminium Company Private Limited - 12,250 equity shares of 10 eachab	200.94	200.95
(ii)	RoshSkor Township (Proprietary) Limited- 50 equity shares of NAD 1 each[a]	6.00	1.28
(iii)	Gaurav Overseas Private Limited - 105,000 (Previous year: 5,000) equity shares of 10 each[a]	0.11	0.01
Other investments (at cost)		0.04	0.04
Less: Provision for diminution in value of investments		(4.50)	(4.50)

Total		213.44	208.63

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Aggregate amount of quoted investments	6.35	6.35
Market value of quoted investments	44,397.95	11.03
Aggregate amount of unquoted investments	207.09	202.28

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

a)	Particulars of investment in associates

	RoshSkor Township (Proprietary) Limited	Raykal Aluminium Company Private Limited	Gaurav Overseas Private Limited
Ownership interest- %	50	24.5	50
Original cost of investment- in Crore	0.00	200.70	0.11
Amount of Goodwill in original cost- in Crore	—	200.85	—
Share of post acquisition Reserves and Surplus- in Crore	6.00	0.24	—
Carrying amount of investment- in Crore	6.00	200.94	0.11

b)	On February 23, 2012, the Company entered into a tripartite agreement with Larsen & Toubro Limited (L&T) and Raykal Aluminium Company Private Ltd (Raykal). L&T holds certain prospecting licenses for bauxite mines located at Sijmali and Kurumali of Rayagada and Kalahandi districts of Orissa. By this agreement the entire bauxite excavated from above mines will be available for the use of Raykal and / or to the Company. It is also further agreed that the Company will acquire 100% of equity share capital of Raykal in a phased manner at a pre-agreed consideration in a milestone based acquisition. As on the Balance Sheet date, the Company has acquired 24.5% of the share capital of Raykal for a consideration of 200.70 Crore. The recommendation for grant of Mining License by State Government is under active consideration.

17	Long-term loans and advances*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Unsecured, considered good
Capital advances	1,411.12	1,459.62
Security deposits	215.92	181.81
Prepaid expenses	15.06	10.49
Balance with central excise and other government authorities	415.07	365.82
Advance income tax (net of provisions)	2,844.99	2,636.27
MAT credit entitlement	11,460.00	9,256.56
Claims and other receivables[a]	84.57	65.63
Advance/loans to employees	5.16	9.15
Fair value Derivative Hedging Receivable	1.19	—
Considered doubtful - Capital advances	1.50	0.78
Less: Provision for doubtful loans and advances	(1.50)	(0.78)

Total	16,453.08	13,985.35

*	Includes share of Joint ventures 0.09 Crore (Previous year: 0.34 Crore)
a)	includes recoverable from Madhya Pradesh Electricity Board (MPEB) / Chhattisgarh State Electricity Board (CSEB) amounting to 10.08 Crore (Previous year: 10.08 Crore), which are disputed by them. The Company is also disputing the claim for Electricity duty/ surcharge made by MPEB / CSEB amounting to 10.68 Crore (Previous year: 10.43 Crore). The net amount recoverable / payable can be ascertained on settlement of the disputes.

18	Other non-current assets

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Bank deposits @	1,123.70	5,411.98
Interest receivable	5.01	56.40
Inventory of stores and spares	703.26	435.44
Unamortised expenses	179.75	167.17
Balance with Environmental Rehabilitation Trust	55.20	55.27
Trade receivables (Unsecured, considered good)	34.10	34.10

Total	2,101.02	6,160.36

@	Bank deposits includes

a)	Fixed deposit with maturity more than twelve months of 0.02 Crore (Previous year 0.01 Crore) under lien with bank.

b)	Restricted funds of 141.65 Crore (Previous year 237.86 Crore) held as collateral in respect of closure costs and 27.13 Crore (Previous year 283.25 Crore) in respect of an escrow account for future redundancy payments payable to employees in Lisheen.

c)	Margin money deposit (under lien for securing credit facilities) amounting to Nil (Previous year: 599.20 Crore)

d)	Site restoration fund amounting to 172.68 Crore (Previous year 135.40 Crore)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

19	Current investments

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
At lower of cost and fair value- fully paid up
Investment in bonds - quoted	9,829.43	6,339.72
Investment in mutual funds- quoted	4,705.65	8,364.10
Investment in mutual funds- unquoted	24,760.33	22,997.13
Certificate of deposit - unquoted	97.19	—

Total	39,392.60	37,700.95

Aggregate amount of quoted investments 14,535.08 Crore (Previous year: 14,703.82 Crore) [Market value- 15,409.54 Crore (Previous year: 15,243.97 Crore)].

20	Inventories

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Raw materials	1,717.97	1,410.63
Goods-in transit	1,694.07	1,830.75

	3,412.04	3,241.38

Work-in-progress	2,790.10	2,915.41
Finished goods*	639.88	971.94
Fuel stock	407.60	432.98
Goods-in transit	329.55	235.46

	737.15	668.44

Stores and spares	1,129.82	1,118.70
Goods-in transit	16.03	117.92

	1,145.85	1,236.62

Total	8,725.02	9,033.79

For mode of valuation for each class of inventories, refer note number 3(c)

*	Includes stock in pipeline 112.13 Crore (Previous year: 97.41 Crore)

21	Trade receivables*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Trade receivables outstanding for a period exceeding six months from the date they were due for payment
Unsecured, considered good	550.79	151.13

Doubtful	538.12	260.05
Less: Provision for doubtful trade receivables	(538.12)	(260.05)

Total	550.79	151.13

Other trade receivables
Unsecured, considered good	3,054.34	4,468.51
Doubtful	36.88	9.67
Less: Provision for doubtful trade receivables	(36.88)	(9.67)

Total	3,054.34	4,468.51

Total	3,605.13	4,619.64

*	Includes share of Joint ventures Nil (Previous year: 0.04 Crore)

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

22	Cash and cash equivalents*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Cash and cash equivalents (as per Accounting Standard 3: Cash flow statements)
- Balances with banks in current accounts [a]	493.99	707.54
- Bank deposits with original maturity of less than 3 months [b]	604.13	674.19
- Cash on hand	0.15	0.27

	1,098.27	1,382.00

Other Bank Balances
- Bank deposits with original maturity of more than 3 months but less than 12 months[c]	4,040.92	4,225.99
- Bank deposits with original maturity of more than 12 months[d]	181.41	1,915.68
- Earmarked unpaid dividend accounts	232.55	18.70
- Escrow account[e]	143.13	143.13

Total	5,696.28	7,685.50

a)	Includes amount of 4.88 Crore (Previous year 5.27 Crore) pledged against the loan facility taken from the banks and 0.78 Crore (Previous year 0.78 Crore) on lien with banks.
b)	Includes Nil (Previous year 5.00 Crore) on lien with banks and Nil (Previous year 43.87 Crore) six month interest reserve created against interest payment on certain loans from banks.
c)	Includes 187.10 Crore (Previous year 187.00 Crore) on lien with banks, margin money of 38.13 Crore (Previous year Nil) and 28.47 Crore (Previous year Nil) of interest reserve created against interest payment on loans from banks.
d)	Includes 7.46 Crore (Previous year 0.07 Crore) on lien with banks and margin money of Nil (Previous year 37.57 Crore).
e)	During the previous year ended March 31, 2014, the Board of Directors and shareholders of Cairn, the Company’s subsidiary, had approved a proposal for buyback of its equity shares for an aggregate amount not exceeding 5,725.00 Crore. Pursuant to Securities & Exchange Board of India (Buyback of securities) Regulations, 1998 (‘the Regulations’), Cairn had deposited sum of 143.13 Crore, being 2.5% of the maximum buy back size, in an escrow account, which was to be released subject to the Company either completing a buyback for 50% of the maximum buyback size or complying with the conditions specified in regulation 15B(8) of the Regulations.

Although the buyback was for less than 2,862.50 Crore, being 50% of the maximum buy back size, Cairn believes that it has complied with the conditions specified in regulation 15B(8) of the Regulations and has accordingly applied to SEBI for a release of the amount deposited in the escrow account. SEBI has informed Cairn, that its application is under consideration and Cairn believes that it has a good case on merits to obtain this refund.

*	Includes share of Joint ventures 0.83 Crore (Previous year: 1.14 Crore)

23	Short-term loans and advances*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Unsecured considered good (unless otherwise stated)
Loans and advance to related parties (Refer note no. 44)	39.08	53.27
Prepaid expenses	153.70	159.70
Advance/loans to employees	12.69	8.18
Sundry deposits	69.70	84.77
Balance with central excise authorities and other government authorities	614.35	647.67
Advance income tax (net of provisions)	251.50	257.54
Fair value derivative hedging receivable	99.35	276.82
Claims and other receivables[a]	992.17	318.01
Advance to suppliers	851.33	713.76
Advance recoverable from JV partner oil fields	1,299.20	709.54
Advance recoverable from JV partner oil fields and others- doubtful	293.06	564.73
Less: Provision for doubtful loans and advances	(293.06)	(564.73)

Total	4,383.07	3,229.26

*	Includes share of Joint ventures 0.56 Crore (Previous year: 0.61 Crore)
a)	Includes education and secondary and higher education cess paid for the financial year 2013-14, for which Cairn has filed the refund applications pursuant to circular no 978/2/2014-CX issued by Central Board of Excise & Customs. The said refund applications have been rejected by the tax authorities, which have been appropriately challenged by Cairn before Commissioner (Appeal), and also a writ petition has been filed before Honorable Rajasthan High Court.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

24	Other current assets*

		( in Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Interest accrued on investments and fixed deposits	318.16	798.92
Assets held for sale	30.76	0.17
Revenue received short of entitlement interest	8.74	—
Unbilled revenue	141.21	—
Unamortised expenses on borrowings	149.19	190.59
Export incentives receivable	207.70	173.52

Total	855.76	1,163.20

*	Includes share of Joint ventures 0.06 Crore (Previous year: 0.09 Crore)

25	Revenue from operations*

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Sale of products (gross)[a]	80,840.13	71,693.46
Less: Government share of profit petroleum	(4,734.36)	(3,403.60)

	76,105.77	68,289.86
Sale of services	501.15	381.25
Export incentives	347.63	329.35
Other operating revenues
Unclaimed liabilities written back	20.12	48.32
Scrap sales	188.45	190.82
Sale of slag	11.25	7.11
Miscellaneous income	125.58	172.88

Gross revenue from operations	77,299.95	69,419.59
Less: Excise duty	(3,590.45)	(3,267.18)

Net revenue from operations	73,709.50	66,152.41

*	Includes share of Joint ventures 2.35 Crore (Previous year: 2.34 Crore)
a)	Sale of products comprises of manufactured goods 79,397.25 Crore (Previous year: 70,999.15 Crore) and traded goods 1,442.88 Crore (Previous year: 694.31 Crore).

26	Other Income*

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Interest income on:
Bank deposits	306.31	805.44
Current investments	529.62	272.73
Loans	0.74	37.35
Others	189.84	199.09
Dividend income:
Current investments	—	0.58
Long term investments- Others	0.14	0.14
Net gain on sale of current investments	1,225.25	722.07
Profit on sale of fixed assets (net)	2.01	—
Net gain on foreign currency transactions and translations	610.67	—
Transfer from deferred government grant	—	0.19
Other non-operating income	112.62	35.88

Total	2,977.20	2,073.47

*	Includes share of Joint ventures 0.02 Crore (Previous year: 0.05 Crore)

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

27	Changes in inventories of finished goods, work-in-progress and stock-in-trade

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening stock
Finished goods	971.94	618.29
Work-in-progress[b]	2,844.23	—
Finished goods- Pursuant to Scheme of Amalgamation	—	340.44
Work-in-progress- Pursuant to Scheme of Amalgamation	—	2,049.70
	3,816.17	3,008.43
Add: Transfer from raw material stock	—	35.72
Less: transferred to short term loans and advances pursuant to Supreme Court Order dated April 21, 2014 [Refer note no. 37(ii)]	(475.15)	—
Closing stock
Finished goods[a]	606.14	971.94
Work-in-progress[b]	2,679.43	2,844.23

	3,285.57	3,816.17

Net (increase)/decrease	55.45	(772.02)

a)	Excludes stock of 33.74 Crore (Previous year Nil) relating to trial production of intermediate products for Aluminium Plant, which is being capitalised.
b)	Excludes inventories of 110.67 Crore (Previous year 71.18 Crore) of work-in-progress relating to trial production of intermediate products, which is being capitalised.

28	Employee benefits expense*

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Salaries and wages (Refer note no. 41)ab	3,202.51	2,753.84
Contribution to provident and other funds	272.04	196.52
Staff welfare expenses	255.57	231.50
Less: Cost allocated to joint ventures	(815.00)	(417.87)

Total	2,915.12	2,763.99

*	Includes share of Joint ventures 2.03 Crore (Previous year: 2.39 Crore)
a)	In view of the inadequacy of profits for the FY 2013-14, the remuneration paid to the Executive Chairman of the Company was in excess of the limits specified in Section 198 read together with Schedule XIII to the erstwhile Companies Act, 1956. The Company had been legally advised that the said remuneration paid / payable by the Company to such executive / whole time directors was in continuity and in accordance with the Scheme of Arrangement sanctioned by the Honorable High Court of Madras and High Court of Judicature of Bombay at Goa, for amalgamation of Sterlite Industries (India) Limited with the Company, and hence shall not be deemed to be excess remuneration in terms of Schedule XIII to the erstwhile Companies Act, 1956. The Company had filed an application with the Ministry of Corporate Affairs (MCA) for approval of waiver of excess remuneration paid to the Executive Chairman. The Company is awaiting formal communication from the MCA.
b)	The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc (the “Parent”), [The Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”) and Performance Share Plan (“PSP”)].

During the year, the PSP is the primary arrangement under which share-based incentives are provided to the defined management group, previously these awards were granted on a similar basis under the LTIP. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the PSP and LTIP is that of Parent’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the competitor companies as defined in the scheme from the date of grant. Initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years until 2012-13. Additionally, PSP vesting conditions includes continued employment with the Group till the date of vesting. Initial awards under the PSP were granted in November 2014. The awards are indexed to and settled by Parent shares. The awards have a fixed exercise price denominated in Parent’s functional currency of 10 US cents per share, the performance period of each award is three years and are exercisable within a period of six months from the date of vesting beyond which the option lapse.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

The Parent has also granted awards under the ESOP scheme that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years. Under these schemes the Parent is obligated to issue the shares.

Further, in accordance with the terms of the agreement between the Parent and the Company, the fair value of the awards as on the grant date is recovered by the Parent from the Company and its subsidiaries.

Amount recovered by the Parent and recognised by the Company in the Consolidated Statement of Profit and Loss (net of capitalisation) for the financial year ended March 31, 2015 was 141.74 Crore (Previous Year  186.14 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

29	Finance cost*

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Interest expense[a]	4,830.95	4,204.58
Other borrowing costs	655.09	488.40
Net Loss on foreign currency transactions and translation	172.87	401.51
Less: Finance cost allocated to Joint venture	(0.13)	(0.08)

Total	5,658.78	5,094.41

*	Includes share of Joint ventures 0.01 Crore (Previous year: 0.02 Crore)
a)	Includes interest on delayed payment of income tax of 13.19 Crore (Previous Year 0.13 Crore)

30	Other expenses*

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Consumption of stores and spare parts	2,204.34	2,185.84
Cess on crude oil, etc.	2,824.16	1,773.18
Water charges	114.51	70.26
Repairs to machinery	1,668.74	1,539.01
Repairs to building	136.70	102.25
Repairs others	127.42	109.82
Mining expenses	692.66	895.66
Excise duty[a]	5.70	(0.38)
Royalty	1,519.38	1,187.74
Rent	98.75	54.35
Rates & taxes	64.55	53.25
Insurance	144.58	166.17
Conveyance and travelling expenses	152.79	124.28
Loss on sale of fixed assets (net)	—	32.16
Sitting fees and commission to directors	4.82	2.27
Trade receivables, advances and assets written off	0.85	—
Payment to auditors	21.56	20.48
Provision for doubtful trade receivables/advances	321.90	251.52
Net loss on foreign currency transaction and translations	—	735.09
Carriage outward	744.72	772.18
Wharfage, tonnage, handling and shipping expenses	11.10	29.13
Export duty	13.17	0.01
Exploration costs written off	1,098.04	279.67
Excess of carrying cost over fair value of current investments (net)	18.98	77.46
Share of expenses from producing oil and gas blocks	1,767.24	765.03
General expenses (Refer note no. 41)[b]	2,568.56	2,415.96
Less: Costs allocated to joint ventures	(403.78)	(231.42)

Total	15,921.44	13,410.97

*	Includes share of Joint ventures 0.30 Crore (Previous year: 3.73 Crore)
a)	Represents the aggregate of excise duty borne by the Group and difference between excise duty on opening and closing stock of finished goods.
b)	General expenses include donations aggregating Nil to political parties (Previous year 22.50 Crore made to Bharatiya Janata Party).

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

31	Exceptional items

		( in Crore)
Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Land regularisation fees[a]	—	100.26
Provision for impairment of assets[b]	539.85	66.84
Depreciation on change of method for oil & gas assets[c]	2,127.80	—
Provision for impairment of goodwill[d]	19,461.28	—

Total	22,128.93	167.10

a)	Pertain to expenditure in connection with payment made pursuant to amendment during the previous year under Land Revenue Code for regulating mining dumps at Goa.
b)	Provision for impairment of assets includes:

i)	34.65 Crore in the current year in respect of expenditure incurred on three coal blocks allotted to the Company and its subsidiaries, due to cancellation of coal blocks by the Supreme Court of India.

ii)	505.20 Crore in the current year in respect of exploratory wells in Sri Lanka impaired as the development of hydrocarbons in the said block is not commercially viable at the current prices.

iii)	Previous year amount represents impairment of mining assets of Aluminium division at Lanjigarh, as the Ministry of Environment and Forests had rejected the Stage II clearance for the Niyamgiri mining project.

c)	The Company’s subsidiary, Cairn India Limited has changed the method of depreciation on some of its oil and gas assets from ‘Straight Line’ method to the ‘Unit of Production’ method so as to be in compliance with the requirements of ‘Guidance Note on Accounting for Oil and Gas Producing Activities (Revised 2013)’ issued by the Institute of Chartered Accountants of India. The additional charge due to the same for the period up to March 31, 2014, aggregates 2,127.80 Crore. Consequently, the depreciation charge for the year ended March 31, 2015 is higher by 400.58 Crore.
d)	Provision for impairment of goodwill includes:

(i)	Non-cash impairment charge of acquisition goodwill, in respect of the group’s ‘oil and gas’ business aggregating 19,180.00 Crore. The impairment of goodwill was triggered by significant fall in the crude oil prices.

For the purpose of impairment testing, goodwill has been allocated to the ‘Oil and Gas’ cash generating unit (“CGU”).

The recoverable amount of the CGU was determined based on the net selling price approach, as it more accurately reflects the recoverable amount based on management view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil or natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on current estimates of reserves and resources. It has been assumed that the PSC for Rajasthan block would be extended till 2030 on the same commercial terms. Discounted cash flow analysis used to calculate net selling price uses assumption for short term (five years) oil price and the long term nominal price of US$ 84 per barrel derived from a consensus of various analyst recommendations. Thereafter, these have been increased at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.32% derived from the post-tax weighted average cost of capital.

The impairment loss relates to the ‘Oil and Gas’ business reportable segments, however this has been shown as exceptional items and does not form part of the segment result for the purpose of segment reporting.

(ii)	The mining operations at Copper Mines of Tasmania Pty Limited (“CMT”), Australia were temporarily suspended in January 2014 following a mud rush incident at the mines. On June 27, 2014, a rock fall occurred in the Prince Lyell mine affecting an access drive which connects the lower levels of the mine to surface. As a consequence, mining operations were put into Care and Maintenance.

Non-cash impairment charge of acquisition goodwill, in respect of CMT aggregating to  281.28 Crore was recognised during the year ended March 31, 2015. The impairment of goodwill was as a result of continued care & maintenance of the operations with nil production and consequent delay in start up of operations which is dependent on fresh exploration efforts.

For the purpose of impairment testing, goodwill has been allocated to the ‘CMT’ cash generating unit (“CGU”). The recoverable amount of the CGU was determined based on the net selling price approach. This is based on the cash flows expected to be generated by projected exploration & production profile of copper reserves. Discounted cash flow analyses used to calculate net selling price uses assumption for prices derived from the market projections. The cash flows are discounted using the post-tax nominal discount rate of 9.14% derived from the post-tax weighted average cost of capital.

The impairment loss relates to the ‘Copper’ business reportable segment; however this has been shown as exceptional items and does not form part of the segment result for the purpose of segment reporting.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

32	Earnings per equity share (EPS)

			( in Crore)
Particulars		Year ended March 31, 2015	Year ended March 31, 2014
(Loss) / Profit after tax attributable to equity share holders for Basic EPS		(15,645.77)	6,298.51
(Loss) / Profit after tax attributable to equity share holders for Diluted EPS *		(15,645.77)	6,298.51

Weighted average number of equity shares outstanding during the year:

For Basic EPS	Nos	296,50,04,871	293,52,40,355
For Diluted EPS *	Nos	296,50,04,871	293,52,40,355

Basic EPS		(52.77)	21.46
Diluted EPS *		(52.77)	21.46

Nominal Value per Share		1/-	1/-

*	potential equity shares on account of FCCBs is anti-dilutive and hence the same has not been considered in calculating the diluted EPS.

33	The Group has revised the estimated useful lives of certain assets with effect from April 1, 2014, based on an independent technical study and evaluation of the useful life of the assets conducted in this regard and management’s assessment thereof. The details of previously applied depreciation rates / useful life and the revised estimated useful life, wherever the impact is significant are as follows:

		Previous	Revised
Asset		useful life (~Years)	useful life (~Years)
Buildings (Residential, factory etc.)		28-58	30-60
Plant and equipment
-	Other than Continuous process plant	20	15
-	Continuous process plant (for which no special rates prescribed)	18	25
-	Plant and equipment used in manufacture of non-ferrous metals	18	40
Railway sidings		7	15
Roads		28-58	3-10
Office equipment		20	5
Furniture and fixtures		15	10
Vehicles		10	8-10

For assets subject to the depreciation rates prescribed by a regulatory authority, the prescribed rates are followed.

As a result of the revision in the estimated useful lives of certain assets as referred above:

(i)	The Company has fully depreciated the carrying value of assets, net of residual value, where the remaining useful life of the asset was determined to be nil as on April 1, 2014, and has adjusted an amount of 48.84 Crore (net of deferred tax of 15.61 Crore and Minority Interest of 16.70 Crore) against the opening Surplus balance in the Statement of Profit and Loss under Reserves and Surplus.

(ii)	The depreciation expense in the Statement of Profit and Loss for the year is lower by 864.85 Crore.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

34	The financial statements of the Joint Ventures are consolidated using proportionate consolidation method.

The Company’s share of each of the assets, liabilities, income, expenses and capital commitments related to its interest in these Joint Ventures are:

		( In Crore)
	As at	As at
Balance Sheet	March 31, 2015	March 31, 2014
Equity and liabilities
Shareholders’ funds
Share capital	2.64	2.64
Reserves and surplus	2.47	2.44
Non-current liabilities
Long-term borrowings	0.01	0.01
Deferred tax liabilities (Net)	—	0.01
Other long-term liabilities	0.01	0.01
Long-term provisions	0.08	0.08
Current liabilities
Trade payables	0.18	0.49
Other current liabilities	0.83	1.10
Short-term provisions	—	0.02

Total	6.22	6.80

Assets
Non-current assets
Fixed assets	4.68	4.58
Long-term loans and advances	0.09	0.34
Current assets
Trade receivables	—	0.04
Cash and cash equivalents	0.83	1.14
Short-term loans and advances	0.56	0.61
Other current assets	0.06	0.09

Total	6.22	6.80

		( In Crore)
	Year ended	Year ended
Statement of Profit and Loss	March 31, 2015	March 31, 2014
Revenue from operations (net)	2.35	2.34
Other income	0.02	0.05

Total revenue	2.37	2.39

Expenses
Employee benefits expense	2.03	2.39
Finance costs	0.01	0.02
Depreciation, depletion and amortisation expense	0.07	0.08
Other expenses	0.30	3.73

Total expenses	2.41	6.22

Loss before tax	(0.04)	(3.83)
Tax expense	(0.01)	(0.01)

Net loss for the period	(0.03)	(3.82)
Capital commitments (net of advances)	0.23	0.34

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

35	The disclosures as required by AS 15 on “Employee Benefits” are as follows:

		( In Crore)
Particulars	2014-15	2013-14
(a) Defined contribution plan
Employer’s contribution to provident fund & family pension fund	126.84	88.75
Employer’s contribution to superannuation	34.02	29.75

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of Employees Provident Fund Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on Guidance Note from The Institute of Actuaries - Valuation of Interest Guarantees on Exempt Provident Funds under AS 15 (Revised 2005) - for actuarially ascertaining such interest liability, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as of March 31, 2015. Having regard to the assets of the fund and the return in the investments, the Group does not expect any deficiency in the foreseeable future.

Defined contribution plans in case of Black Mountain Mining (Proprietary) Limited is governed by South African Fund Act. Defined contribution fund for THL Zinc Namibia Holdings (Proprietary) Limited has been registered in Namibia in terms of the Pension Fund Act.

(b)	Defined benefit plan

The disclosure as required under AS 15 regarding the Group’s gratuity plan (funded) is as follows:

The Iron ore division of the Company, HZL and Cairn have constituted a trust recognized by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited.

In accordance with Accounting Standard-15 ‘Employee Benefits’, the Company and some of its subsidiaries have provided the liability on actuarial basis. As per the actuarial certificate, the details of the employees benefits plan - gratuity are:

		( In Crore)
Particulars	2014-15	2013-14
Actuarial assumptions
Salary growth	5.00%-15.00%	3.00%-15.00%
Discount rate	7.80%-7.82%	9.00%
Expected return on plan assets	7.80%-9.45%	8.00%-9.45%
Mortality table	IALM(2006-08)	IALM(2006-08)
Expenses recognised in the Statement of Profit and Loss
Current service cost	28.06	23.20
Interest cost	36.78	32.74
Expected return on plan assets	(24.83)	(22.59)
Net actuarial (gains)/losses recognised in the year	65.64	8.23

Total	105.65	41.58

Present value of defined benefit obligation
Balance at the beginning of the year	425.71	54.54
Add: Pursuant to amalgamation	—	335.29
Add: On acquisition	—	41.50
Acquistion adjustments	2.52	—
Current service cost	28.06	23.20
Interest cost	36.78	32.74
Actuarial (gains)/losses on obligation	64.66	10.38
Benefits paid	(81.54)	(71.94)

Balance at the end of the year	476.19	425.71

Fair value of plan assets
Balance at the beginning of the year	275.35	43.35

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

		( In Crore)
Particulars	2014-15	2013-14
Add: Pursuant to amalgamation	—	190.08
Add: On acquisition	—	22.61
Acquistion adjustments	2.52	—
Expected returns on plan assets	24.83	22.59
Contribution	28.76	48.86
Actuarial gains/(losses)	(0.98)	2.17
Benefits paid	(47.78)	(54.33)
Prior year adjustments	—	0.02

Balance at the end of the year	282.70	275.35

					( In Crore)
Assets and liabilities recognised in the Balance Sheet	2014-15	2013-14	2012-13	2011-12	2010-11
Present value of obligations at the end of the year	476.19	425.71	54.54	53.40	43.53
Less: Fair value of plan assets at the end of the year	(282.70)	(275.35)	(43.35)	(43.92)	(40.04)
Net liability recognised in the Balance Sheet	193.49	150.36	11.19	9.48	3.49
Experience adjustment on actuarial gain/(loss)
Plan liabilities	(9.86)	0.68	(1.75)	0.27	(2.60)
Plan assets	15.51	21.49	1.18	0.24	3.23

Note:

In the absence of detailed information regarding Plan assets which is funded with Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

The contributions expected to be made by the Group during the financial year 2015-16 are  43.31 Crore.

(c)	Post employment medical benefits

The scheme is framed with a view to provide medical benefits to the regular employees of BALCO and BMM and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis subject to provisions as detailed hereunder.

		( In Crore)
Movement in present value of defined benefit obligation	2014-15	2013-14
Obligation at the beginning of the year	47.38	47.40
Current service cost	1.02	1.21
Interest cost	4.33	4.15
Contribution from members	0.62	0.63
Actuarial loss/(gain)	5.92	(2.76)
Benefits paid	(2.20)	(2.12)
Foreign currency translation	(3.22)	(1.14)

Obligation at the end of the year	53.85	47.38

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

		( In Crore)
Amount recognised in the Statement of Profit and Loss	2014-15	2013-14
Current service cost	1.02	1.21
Interest cost	4.33	4.15
Net actuarial (gains)/losses recognised in the period	5.92	(2.76)

Total	11.27	2.60

Actuarial assumptions	2014-15	2013-14
Salary growth	5%-7%	3%-7.5%
Discount rate	7.8%-8.85%	9%-9.2%
In service mortality	IALM(2006-08)	IALM(2006-08)
Post retirement mortality	LIC (1996-98) Ultimate	LIC (1996-98) Ultimate

					( In Crore)
Amount recognised in the Balance Sheet	2014-15	2013-14	2012-13	2011-12	2010-11
Present value of obligations at the end of the year	53.85	47.38	—	—	—
Less: Fair value of plan assets at the end of the year	—	—	—	—	—
Net liability recognised in the Balance Sheet	53.85	47.38	—	—	—
Experience adjustment on actuarial Gain/(Loss)
Plan liabilities	(3.73)	1.12	—	—	—
Plan assets	—	—	—	—	—

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

36	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the year ended March 31, 2014. Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions have not yet been admitted pending hearing.

37	(i) Karnataka mining

Consequent to the clearance for resumption of iron ore mining operations at Karnataka by the Honourable Supreme Court of India (the “Supreme Court”), the Company had resumed mining operations with effect from December 28, 2013 but had to again suspend operations from July 31, 2014 due to the expiry of Temporary Working Permission. Subsequent thereto, on execution of Mining Lease Deed (ML) and Final Forest Clearance (FC) during the year, the Company has resumed mining operations in Karnataka on February 28, 2015.

(ii)	Goa mining

a)	The Honourable Supreme Court of India (the “Supreme Court”) vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions; but no mining operations can be carried out until renewal/execution of mining lease deeds by the State Government. It also directed that out of the sale proceeds of the e-auction of excavated ore, leaseholders to be paid average cost of excavation of iron ore, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated to the State Government. In pursuance of the said judgement, the State Government of Goa has on October 1, 2014 announced the Goa Grant of Mining Leases Policy, 2014. The State Government has renewed the mining leases and the Company is in the process of obtaining other approvals/clearances. The Government of Goa has vide its order dated January 15, 2015 revoked its earlier order on temporary suspension of mining operations in the State of Goa. In view of the above developments, the Company expects to restart mining activities in Goa shortly.

b)	In view of the Supreme Court judgment designating the State Government as owners of the ore and mine lessees entitled to reimbursement of the average cost of excavation and based on rules framed for the auction of such ore, during the year inventories of carrying value of 475.15 Crore, which would have been disclosed as such and included in inventories as at March 31, 2014, have instead been disclosed as “Claims and other receivables” under the head “Short-term loans and advances” as at March 31, 2015.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

38	Pursuant to introduction of ‘The Mines and Mineral (Development and Regulation) Amendment Act, 2015’ during the year, which is effective from January 12, 2015, HZL has created liability in terms of Sections 9 B(6) and 9C of the Act towards proposed contribution to ‘District Mineral Foundation’ and ‘National Mineral Exploration Trust’ amounting to 119. 98 Crore on best management estimates. Above charge to Statement of Profit and Loss has been included under Royalty expenses, which has been calculated @33% and @2% on the royalty expenses respectively.

39	Certain foreign exchange hedging instruments which qualify for being designated as “hedges of net investment in foreign operation”, have been so designated. Consequently, mark to market exchange losses (spot movement) on such forward exchange contracts amounting to 137.41 Crore have been recognised in the Foreign Currency Translation Reserve during the year ended March 31, 2015.

40	The Board of Directors in its meeting held on April 29, 2014, had approved the merger of Goa Energy Limited and Sterlite Infra Limited with the Company with effect from the appointed date of April 1, 2014. The Scheme of Amalgamation amongst Goa Energy Limited (GEL), Sterlite Infra Limited (SIL) (fully owned subsidiary companies) and Vedanta Limited was sanctioned by the High Court of Judicature of Bombay at Goa vide its order dated March 12, 2015 and High Court of Madras vide its order dated March 25, 2015 respectively. The scheme became effective from March 24, 2015 for Vedanta and GEL and from April 8, 2015 for Vedanta and SIL, being the date of filing the respective orders with the Registrar of Companies.

41	The provisions of Section 135 of the Companies Act, 2013 are applicable to the entities incorporated in India. Accordingly, the Group has incurred 162.20 Crore during the year on account of expenditure towards Corporate Social Responsibility as indicated below:

Particulars	( in Crore)
General expenses (Refer note no.30)	156.92
Salaries and wages (Refer note no.28)	2.30
Depreciation (Refer note no.14)	2.67
Capital work-in-progress [Refer note no.14(k)]	0.31

Total	162.20

42	A) Contingent liabilities

				( In Crore)
			As at March 31, 2015	As at March 31, 2014
(a)	Disputed liabilities in appeal
	(i)	Income tax demands principally in respect of tax holiday claims and disallowances of expenditure relating to exempt income etc.	2,878.76	2,919.88
	(ii)	Sales tax and entry tax demands relating to tax on freight, tax rate differences, stock transfer matters etc.	834.03	622.76
	(iii)	Excise duty relating to disputes in respect of dutiability and availing of cenvat credit on certain capital goods and other inputs.	626.24	297.38
	(iv)	Service tax demands for certain services rendered	291.94	238.51
	(v)	Custom duty for import/export of goods	43.88	25.74
	(vi)	Forest development tax	297.80	297.80
	(vii)	Cess on transportation of ore, coal and coke	151.47	150.50
	(viii)	Royalty demand in Karnataka	12.11	12.11
	(ix)	Other matters principally related to certain indirect taxes/duties/marine claims	52.18	36.49
(b)	Claims against the Company not acknowledged as debts relating to:
	-	Energy development cess claimed by the Government of Chhattisgarh	485.45	437.94
	-	Mining cases	333.90	333.88
	-	Suppliers and contractors	322.30	141.87
	-	Renewable Energy Purchase Obligation	440.22	237.04
	-	VAT input on Coal	128.26	76.33
	-	Others	452.28	356.17
(c)	Letters of Credit issued to suppliers		19.61	—

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

(d)	Certain cases have been filed by the erstwhile land owners against the State of Punjab, which are pending in the Honourable District Court at Mansa. TSPL has filed application for acceding as party to the dispute in the matter to safeguard its interest. Other than the above, except for one case all other land cases filed against the TSPL for enhancement of compensation were dismissed by the Hon’ble District Court at Mansa during the previous year.

(e)	TSPL had entered into a long term Power Purchase Agreement (“PPA”) with Punjab State Power Corporation Limited (“PSPCL”) for supply of power. Due to delay in fulfilment of certain obligations by PSPCL as per the PPA, other related reasons and force majeure events, there was a delay in implementation / completion of the project as compared to the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated damages (LD) of 317.64 Crore (maximum) each for delay in commissioning of Unit I, II and III totalling to 952.92 Crore ( Previous year 635.28 Crore for Unit I and II).

During the current year, PSPCL invoked the Performance Bank Guarantee of  150.00 Crore to recover the LD on account of delay in Commercial Operation Date (COD) of Unit I. TSPL had filed a petition at Punjab State Electricity Regulatory Commission (“PSERC”) for adjudication of the above dispute. PSERC had ordered that the matter be adjudicated by Arbitrator and has ordered stay on invocation of Bank Guarantee to continue till matter is adjudicated by the Sole Arbitrator. PSPCL filed an appeal before Appellate Tribunal for Electricity (APTEL) against PSERC order, pleadings are complete and matter is scheduled for hearing. On the basis of facts supported by legal opinion, no provision is considered necessary at this stage.

(f)	In March 2014, Cairn received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by Cairn to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) in the year 2006-07, the then holding company. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of Cairn, from CUHL during the financial year 2006-07 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the tax authorities vide its order dated March 11, 2015, have raised a demand of approx. 20,494.73 Crore (comprising tax of appox. 10,247.36 Crore and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for acquiring shares of CIHL. Tax authorities have stated in the said order that a short term capital gain of 24,503.50 Crore accrued to CUHL on transfer of the shares of CIHL to the Company in financial year 2006-07,on which tax should have been withheld by Cairn. Cairn understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

In this regard, Vedanta Resources Plc (holding company) filed a Notice of Claim against the Government of India under the UK-India bilateral investment treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to Cairn.

Further, Cairn has been advised that there could be no liability on Cairn on account of not withholding the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on Cairn to deduct tax by having to predict and anticipate that the retrospective amendment will be made by legislature on a future date. Cairn has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its said position.

(g)	In case of Cairn, Section 80-IB (9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively. The 2008 Indian Finance Bill appeared to remove this deduction by stating [without amending section 80-IB (9)] that “for the purpose of section 80-IB (9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that tax holiday would be available on production of crude oil but have continued to exclude gas.

Cairn filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. A Special Leave Petition has been filed before Supreme Court against the decision of Gujarat High Court. However in an another similar case, the Gujarat High Court has held that tax holiday benefit would extend to production of gas. In the event this challenge is unsuccessful, the potential liability for tax and related interest on tax holiday claimed on gas is approximately 282.01 Crore (Previous year 254.97 Crore).

(h)	Ravva Joint Venture Arbitration proceedings: Base Development Cost

In case of Cairn, Ravva Joint venture had received the notice from Ministry of Petroleum & Natural Gas, Government of India (GOI) for the period from 2000-05 for USD 129 million for an alleged underpayment of profit petroleum to the Indian Government, out of which, Group’s share will be USD 29 million (approximately 181.65 Crore) [Previous year: USD 29 million (approximately 173.76 Crore)] plus potential interest at applicable rate (LIBOR plus 2% as per PSC).

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

This claim relates to the Indian Government’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on January 18, 2011 at Kuala Lumpur, allowing Claimants (including Cairn) to recover the Development costs spent to the tune of USD 278 million and disallowed over run of USD 22.30 million spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed Government of India’s (GOI) application of setting aside the part of the Award on August 30, 2012 with costs. However, GOI appealed before the Court of Appeal against the High Court’s order and the same dismissed the GOI’s appeal on June 27, 2014. However, GOI still preferred to challenge the same before the Federal Court, Kuala Lumpur and their Leave to Appeal is pending. GOI has also issued Show Cause Notice on this matter which Cairn has replied to and also filed an application for enforcement of Award before Delhi High Court as an abundant caution. Next hearing is due on June 29, 2015.

(i)	Ravva Joint Venture Arbitration proceedings: ONGC Carry

Cairn is involved in a dispute with GOI relating to the calculation of payments that it was required to make in connection with the Ravva field. The Ravva PSC obliges Cairn to pay proportional share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry is to be calculated, along with other issues, was submitted to an international arbitration panel in August 2002 which rendered a decision on the ONGC Carry in Cairn’s favour and four other issues in favour of GOI in October 2004 (“Partial Award”). The GOI filed a challenge to the ONGC Carry decision in the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on October 11, 2011, upheld the Partial Award. Company persuaded with Ministry of Petroleum and Natural Gas (MoPNG) to implement the Partial Award while reconciling the statement of accounts as outlined in Partial Award ever since the Federal Court adjudication in place. However, MoPNG has issued a Show Cause Notice on July 10, 2014 alleging that profit petroleum has been short-paid. Cairn had requested for Tribunal’s reconstitution to publish the Final Award since it has retained the jurisdiction if parties are unable to agree on quantification sums due and payable to each other pursuant to the Partial Award. Accordingly, Tribunal was reconstituted and the next hearing is due on September 24, 2015. While Cairn does not believe the GOI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, Cairn could be liable for up to approximately USD 63.90 million (approximately 400.26 Crore) [Previous year: USD 63.90 million (approximately 382.89 Crore)] plus interest. GOI has issued a Show Cause Notice to make the payment and Cairn filed its submissions on March 25, 2015.
(j)	During the financial year 2009-10, BALCO has received a demand from Chief Electrical Inspector, Government of Chhattisgarh to pay 240.43 Crore on account of electricity duty on generation of power of its 540 MW power plant due to non submission of Eligibility certificate. BALCO has already applied for the eligibility certificate. On the basis of legal opinion obtained, BALCO is of the view that it is legally entitled to receive the exemption from payment of electricity duty under the Industrial Policy 2001-06 and the demand raised by Chief Electrical Inspector is misconceived in law. The amount for the period subsequent to March 31, 2009 till March 31, 2015 amounts to 413.77 Crore. Therefore, based on the grounds stated above, Group has neither recognised a provision nor disclosed as a contingent liability considering the possibility of an outflow of resources embodying economic benefits as remote.

(k)	Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of 1,553.00 Crore. Based on the assessment, the Company had booked the liability for 174.00 Crore in earlier years and continues to defend the balance claim. The Company is defending the claim and has filed a counter claim of 2,458.00 Crore for delays caused for which SSNP is responsible. SSNP has also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief seeking restrain order on encashment of Advance Bank Guarantee (ABG), injunction from disposing or creating third party right over Plant & Machinery (P&M) at the project site and security for the amount due under the contract. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed the Company to deposit a bank guarantee for an amount of 187.00 Crore as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. The Company has deposited a bank guarantee of equivalent amount to the satisfaction of the Prothonotary, Bombay High Court. Moreover, the SSNP’s Application under Section 31(6) of Arbitration Act for Interim Award of 202.00 Crore was also disallowed by the majority bench of the tribunal as pre-mature and unjustified. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

(l)	The Company had entered into an EPC contract with SEPCO Electric Power Construction Corporation (SEPCO) for setting up 1,980 MW Independent Power Plant at Talwandi, Punjab. The said contract has been novated in the name of Talwandi Sabo Power Limited (TSPL) by virtue of a novation agreement dated November 17, 2009 between the company, TSPL and SEPCO and all rights and obligations of the Company have been assigned to TSPL by virtue of the novation agreement. The Company has guaranteed to SEPCO to discharge TSPL’s obligation, including right of recourse to the Company under the guarantee, in case of failure of TSPL to perform its obligations under the EPC contract.
(m)	Future cash flows in respect of the above, if any, is determinable only on receipt of judgement/decisions pending with relevant authorities. The Group does not expect the outcome of matters stated above to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

B)	Capital and other commitments

				( In Crore)
			As at March 31, 2015	As at March 31, 2014
(a)	Capital commitments
	i)	Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances).	6,193.48	7,844.29
	ii)	Share of Joint ventures exploration activities and development activities	2,264.68	6,305.47
(b)	Other commitments
	i)	The Company has given corporate guarantees to regulatory authorities on behalf of Volcan Investments Limited	115.00	115.00
	ii)	Export obligations against the import licenses taken for import of capital goods under the Export Promotion Capital Goods Scheme and advance license.	16,710.08	22,598.45
	iii)	Customs duty bond taken for Project Import/Export	979.41	4,301.94
	iv)	Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice	46.13	37.28
	v)	Share of Joint ventures minimum exploration commitments as per the production sharing contracts	2,123.49	1,095.34

vi)	Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at 5%/ 7% at variable cost as per the conditions referred to in PPA . The PPA has a tenure of twenty five years.

vii)	TSPL has signed a long term Power Purchase Agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

C)	In an appeal filed by the Company against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the copper smelter could continue its operations. NGT vide its final judgment dated August 08, 2013 made its interim order dated May 31, 2013 absolute and allowed the copper smelter to continue its operation subject to it implementing all recommendations and suggestions given by Expert Committee for better functioning of the copper smelter in a time bound manner. The Company has implemented all of the recommendations and the copper smelter has been operating normally. TNPCB has filed appeals against the interim and final orders of the NGT before the Supreme Court of India, which are pending as on date.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

D)	i)	Lanjigarh project - Niyamgiri mining lease:

In respect of the Niyamgiri mining lease of the Company, the Honourable Supreme Court in its order dated April 18, 2013 directed the Government of Odisha (“GOO”) to place any unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha. The GOO completed the process of conducting Gram Sabha meetings in 12 villages and submitted its report on the proceedings to the Ministry of Environment and Forests (“MOEF”). Further the MOEF based on the report submitted by the GOO rejected the grant of stage II forest clearance for the Niyamgiri project of Orissa Mining Corporation Limited, which is one of the sources of supply of bauxite to the alumina refinery at Lanjigarh. In terms of the Memorandum of Understanding with the GOO (through OMC), 150 million tonnes of bauxite is required to be made available to the Company. The Company is also considering sourcing of bauxite from alternate sources to support the existing and the expanded refinery operations. The Company is also pursuing with Government of Odisha and Ministry of Mines, Government of India for securing bauxite to refinery in terms of MOU with GOO.

ii)	Expansion of alumina refinery:

Environment Clearance (EC) process has gone ahead with a favorable Public Hearing, and Expert Appraisal Committee, in its meeting held on January 9, 2015, has recommended the project for EC subject to Stage-I forestry clearance for the Gramya Jungle Jogya land which is under pursuance. Pending the same, the expansion project continues to be on hold.
Both the above matters are critical to the planned operations of the aluminium division of the Company and, if government approvals are not obtained timely, could adversely impact its performance, although significant steps have been taken during the year by management for procuring bauxite from alternate mines/ sources.

E)	The Central Excise Department had, in June 2010, alleged violation of Advance license conditions for the period 2005- 2009 on the Company. Show cause notice in this regard has been served on the Company. The Company has filed a writ petition to quash the Show Cause Notice on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench in this matter. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

F)	Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flow or the financial position of the Group.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

43	Segment Information as per Accounting Standard 17 on Segment Reporting

I)	Information about Primary Business Segments

( in Crore)
	Business Segments
	Copper		Aluminium		Iron Ore		Power		Zinc		Oil and Gas		Others		Unallocated		Eliminations		Total
Particulars	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue
External sales	23,609.16	21,440.44	13,762.95	11,760.03	257.92	8.45	3,410.16	3,538.91	19,330.13	18,509.83	14,645.37	11,903.73	1,938.86	1,839.07	—	—	—	—	76,954.55	69,000.46
Inter segment sales	110.03	30.22	22.96	19.86	17.61	22.44	729.94	256.18	—	83.08	—	—	668.97	559.05	—	—	(1,549.51)	(970.83)	—	—
Gross turnover	23,719.19	21,470.66	13,785.91	11,779.89	275.53	30.89	4,140.10	3,795.09	19,330.13	18,592.91	14,645.37	11,903.73	2,607.83	2,398.12	—	—	(1,549.51)	(970.83)	76,954.55	69,000.46
Less: Excise duty recovered on sales	1,086.83	876.96	1,059.61	1,001.10	—	—	0.07	—	1,311.69	1,297.01	—	—	132.25	92.11	—	—	—	—	3,590.45	3,267.18

Total revenue	22,632.36	20,593.70	12,726.30	10,778.79	275.53	30.89	4,140.03	3,795.09	18,018.44	17,295.90	14,645.37	11,903.73	2,475.58	2,306.01	—	—	(1,549.51)	(970.83)	73,364.10	65,733.28

Results
Segment result	1,416.13	764.95	1,824.53	606.08	(349.73)	(456.04)	513.64	430.52	6,915.85	6,409.57	4,413.51	6,164.77	339.64	48.83	—	—	—	—	15,073.57	13,968.68
Unallocated corporate expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	188.18	1,288.11	—	—	188.18	1,288.11
Operating Profit/(Loss)	1,416.13	764.95	1,824.53	606.08	(349.73)	(456.04)	513.64	430.52	6,915.85	6,409.57	4,413.51	6,164.77	339.64	48.83	(188.18)	(1,288.11)	—	—	14,885.39	12,680.57
Less: Finance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,658.78	5,094.41	—	—	5,658.78	5,094.41
Add: Other income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,977.20	2,073.47	—	—	2,977.20	2,073.47
Less: Income tax (including Deferred tax)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,448.36	(846.85)	—	—	1,448.36	(846.85)
Less: Exceptional items	281.28	—	29.41	66.84	—	100.26	2.43	—	2.81	—	21,813.00	—	—	—	—	—	—	—	22,128.93	167.10
Net Profit/(Loss)	1,134.85	764.95	1,795.12	539.24	(349.73)	(556.30)	511.21	430.52	6,913.04	6,409.57	(17,399.49)	6,164.77	339.64	48.83	(4,318.12)	(3,462.20)	—	—	(11,373.48)	10,339.38
Other information:
Segment assets	7,921.67	8,681.00	43,663.37	42,950.65	5,159.72	5,192.40	20,660.98	19,581.85	16,991.63	16,661.53	31,851.82	54,133.54	1,949.05	2,088.08	—	—	—	—	128,198.24	149,289.05
Unallocated corporate assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	62,084.18	64,855.96	—	—	62,084.18	64,855.96

Total assets	7,921.67	8,681.00	43,663.37	42,950.65	5,159.72	5,192.40	20,660.98	19,581.85	16,991.63	16,661.53	31,851.82	54,133.54	1,949.05	2,088.08	62,084.18	64,855.96	—	—	190,282.42	214,145.01

Segment liabilities	2,378.43	2,296.91	3,352.21	3,398.31	551.42	330.47	2,567.15	3,103.61	2,880.63	2,840.98	5,299.46	5,864.08	211.27	275.79	—	—	—	—	17,240.57	18,110.15
Unallocated corporate liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	83,636.84	89,228.75	—	—	83,636.84	89,228.75

Total liabilities	2,378.43	2,296.91	3,352.21	3,398.31	551.42	330.47	2,567.15	3,103.61	2,880.63	2,840.98	5,299.46	5,864.08	211.27	275.79	83,636.84	89,228.75	—	—	100,877.41	107,338.90

Capital expenditure	126.38	240.81	1,039.88	1,408.41	180.76	285.12	947.10	2,018.93	1,602.70	2,296.39	5,087.22	2,528.86	40.53	29.30	5.47	6.98	—	—	9,030.04	8,814.80
Depreciation and amortisation	219.27	411.31	693.00	1,102.18	129.20	111.21	359.28	594.59	1,424.62	1,615.38	4,245.78	2,454.90	79.50	87.20	8.51	505.55	—	—	7,159.16	6,882.32
Non-cash expenditure other than depreciation	—	0.10	15.79	81.09	1.50	28.48	305.46	221.19	—	—	—	—	—	1.75	—	—	—	—	322.75	332.61

(i)	Segments have been identified and reported taking into account, the nature of risks and returns, the organization structure and the internal reporting systems. The main business segments are, (a) Zinc which consists of mining of ore and manufacturing of zinc ingots, lead ingots and silver, both from own mining and purchased concentrate (b) Oil & Gas which consists of exploration, development and production of oil and gas (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of Copper Cathode, Continuous Cast Copper Rod, Anode Slime including from purchased concentrate and manufacturing of precious metal from anode slime, Sulphuric acid, Phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacture of alumina and various aluminium products (f) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Others business segment comprise of pig iron, metallurgical coke, port/berth etc.
(ii)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and unallocated corporate liabilities respectively.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

II)	Information about secondary segment

		( In Crore)
Geographical Segments	Current Year	Previous Year
Revenue by geographical segment
India	44,798.11	41,108.18
Outside India	28,565.99	24,625.10

Total	73,364.10	65,733.28

Carrying amount of segment assets
India	121,986.90	141,259.31
Outside India	6,207.64	8,029.74

Total	128,194.54	149,289.05

Segment capital expenditure
India	8,569.30	8,242.08
Outside India	455.27	565.74

Total	9,024.57	8,807.82

Reconciliation between segment revenue and enterprise revenue		( In Crore)
Particulars	Current Year	Previous Year
Segment revenue (net of excise duty)
- Copper	22,632.36	20,593.70
- Aluminium	12,726.30	10,778.79
- Iron Ore	275.53	30.89
- Power	4,140.03	3,795.09
- Zinc, Lead and Silver	18,018.44	17,295.90
- Oil and Gas	14,645.37	11,903.73
- Others	2,475.58	2,306.01
- Eliminations	(1,549.51)	(970.83)

Total Segment Revenue	73,364.10	65,733.28

Enterprise revenue
Revenue from operations (net)	73,709.50	66,152.41
Less: Other operating revenues	(345.40)	(419.13)

Total enterprise revenue	73,364.10	65,733.28

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

44	Related party disclosures

List of related parties and relationships

A)	Entities controlling the Company (Holding Companies)

Volcan Investments Limited (Ultimate Holding Company)

Intermediate Holding Companies

Vedanta Resources Plc

Vedanta Resources Holdings Limited

Vedanta Resources Finance Limited

Vedanta Resources Cyprus Limited

Richter Holdings Limited

Twin Star Holdings Limited

Finsider International Company Limited

Westglobe Limited

Welter Trading Limited

Chairman Emeritus

Mr. Anil Agarwal

B)	Fellow Subsidiaries (with whom transactions have taken place)

Konkola Copper Mines Plc

Vedanta Resources Jersey II Limited

Vedanta Jersey Investments Limited

Sterlite Technologies Limited

Sterlite Grid Limited

Sterlite Iron and Steel Company Limited

The Madras Aluminium Company Limited*

Sesa Sterlite Mauritius Holdings Limited

C)	Associates

RoshSkor Township (Proprietary) Limited

Gaurav Overseas Private Limited

Raykal Aluminium Company Private Limited

D)	Key Management Personnel

Mr. Navin Agarwal

Mr. Tarun Jain

Mr. Thomas Albanese (w.e.f. April 1, 2014)

Mr. D.D. Jalan (w.e.f. April 1, 2014)

Mr. M.S. Mehta (upto March 31, 2014)

Mr. P.K. Mukherjee (upto March 31, 2014)

Mr. Amit Pradhan (resigned w.e.f. August 18, 2013)

E)	Relatives of Key Management Personnel/Chairman Emeritus

Mr. Dwarka Prasad Agarwal (Father of Mr. Navin Agarwal)

Mr. Naivadya Agarwal (Son of Mr. Navin Agarwal)

Mr. Agnivesh Agarwal (Son of Mr. Anil Agarwal)

Ms. Priya Agarwal (Daughter of Mr. Anil Agarwal)

F)	Others

Public and Political Awareness Trust

Vedanta Foundation

Vedanta Medical Research Foundation

Sesa Community Development Foundation

Anil Agarwal Foundation Trust

Goa Maritime Private Limited (Jointly controlled entity)

Rampia Coal Mines & Energy Private Limited (Jointly controlled entity)

Madanpur South Coal Company Limited (Jointly controlled entity)

*	Ceases to be related party for the Group pursuant to Scheme of Amlagamation with the Company from appointed date August 17, 2013.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

G)	Transactions / Balances with related parties

																( In Crore)
			Holding Companies		Fellow Subsidiaries		Associates		Key Management Personnel		Relatives of Key Management Personnel / Chairman Emeritus			Others		Total
			Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year		Previous Year	Current Year	Previous Year	Current Year	Previous Year
(i)	Revenue from operations		—	—	781.75	650.67	—	—	—	—	—		—	—	—	781.75	650.67
(ii)	Other income
	a)	Interest and guarantee commission	31.18	42.48	4.15	8.10	—	—	—	—	—		—	0.01	—	35.34	50.58
	b)	Outsourcing service fees	2.35	2.08	—	—	—	—	—	—	—		—	—	—	2.35	2.08
	c)	Dividend income	—	—	0.14	0.14	—	—	—	—	—		—	—	—	0.14	0.14
(iii)	Purchases
	a)	Purchase of goods	—	—	1,187.81	2,207.36	—	—	—	—	—		—	—	—	1,187.81	2,207.36
(iv)	Expenditure
	a)	Long-term Incentive Plan expenses	157.09	165.64	—	—	—	—	—	—	—		—	—	—	157.09	165.64
	b)	Remuneration / Sitting fees	—	—	—	—	—	—	40.67	43.44	6.46		2.47	—	—	47.13	45.91
	c)	Management Consultancy Services including representative office fees	30.61	30.47	—	—	—	—	—	—	—		—	—	—	30.61	30.47
	d)	(Recovery of) / Reimbursement to / for other expense	(2.58)	1.50	(3.93)	(5.71)	1.22	—	—	—	—		—	3.82	—	(1.47)	(4.21)
	e)	Donation	—	—	—	—	—	—	—	—	—		—	7.79	14.94	7.79	14.94
	f)	Interest and guarantee commission	—	4.48	1,384.18	1,108.46	—	—	—	—	—		—	—	—	1,384.18	1,112.94
	g)	Other expenses	—	—	0.05	—	—	—	—	—	—		—	—	—	0.05	—
(v)	Transfer of assets		—	—	—	0.06	—	—	—	0.04	—		—	—	—	—	0.10
(vi)	Dividend paid		639.51	484.39	—	14.37	—	—	—	—	—		—	—	—	639.51	498.76
(vii)	Purchase / (Sales) of fixed assets		—	—	—	(0.28)	—	—	—	—	—		—	—	—	—	(0.28)
(viii)	Balances as at year end
	a)	Trade receivables	0.27	—	22.41	30.59	—	—	—	—	—		—	—	—	22.68	30.59
	b)	Loans and advances	9.23	7.36	20.53	35.31	8.51	10.60	—	—	9.11	*	—	0.84	0.00	48.22	53.27
	c)	Long-term borrowings	—	—	16,209.99	23,401.61	—	—	—	—	—		—	—	—	16,209.99	23,401.61
	d)	Trade payables	1.21	0.19	—	17.66	—	—	—	—	—		—	—	—	1.21	17.85
	e)	Other current liabilities	190.83	236.58	101.73	2,433.20	—	—	—	—	—		—	—	—	292.56	2,669.78
	f)	Other current assets	12.42	5.37	—	—	—	—	—	—	—		—	—	—	12.42	5.37
	g)	Current investments	513.54	321.74	—	—	—	—	—	—	—		—	—	—	513.54	321.74
	h)	Non-current investments	—	—	6.35	6.35	207.05	202.24	—	—	—		—	—	—	213.40	208.59
	i)	Guarantees given	115.00	115.00	—	—	—	—	—	—	—		—	22.17	22.17	137.17	137.17
	j)	Guarantees taken	18,539.29	28,285.87	—	—	—	—	—	—	—		—	—	—	18,539.29	28,285.87
(ix)	Transactions during the year
	a)	Loans and advances given / (received) during the year	1.87	7.36	(14.78)	(4.66)	(2.09)	10.60	—	—	9.11	*	—	0.84	(0.27)	(5.05)	13.03
	b)	Long-term borrowings repaid during the year	—	544.80	7,973.31	—	—	—	—	—	—		—	—	—	7,973.31	544.80
	c)	Guarantees given	—	115.00	—	—	—	—	—	—	—		—	—	22.17	—	137.17
	d)	Guarantees taken	10,700.74	28,333.43	—	—	—	—	—	—	—		—	—	—	10,700.74	28,333.43

*	Short-term interest bearing salary advance.

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

( In Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
(i) Revenue from operations
Sterlite Technologies Limited	781.75	650.67

	781.75	650.67

(ii) Other income
a) Interest and guarantee commission
Richter Holding Limited	—	8.09
Welter Trading Limited	—	15.20
Vedanta Resources Plc	31.18	12.43
Vedanta Jersey Investment Limited	—	4.43
Vedanta Resources Holdings Limited	—	2.07
Twin Star Holdings Limited	—	4.69
Sterlite Iron and Steel Company Limited	0.74	2.49
Sterlite Technologies Limited	3.41	1.18
Goa Maritime Private Limited	0.01	—

	35.34	50.58

b) Outsourcing service fees
Vedanta Resources Plc	2.35	2.08

	2.35	2.08

c) Dividend income
Sterlite Technologies Limited	0.14	0.14

	0.14	0.14

(iii) Purchases
a) Purchase of goods
Konkola Copper Mines Plc	1,180.91	2,206.16
Sterlite Technologies Limited	6.90	1.20

	1,187.81	2,207.36

(iv) Expenditure
a) Long Term Incentive Plan expenses
Vedanta Resources Plc	157.09	165.64

	157.09	165.64

b) Remuneration/Sitting Fees
Mr. Navin Agarwal	17.65	17.30
Mr. P. K. Mukherjee	—	4.50
Mr. M. S. Mehta	—	5.90
Mr. Thomas Albanese	6.41	—
Mr. Amit Pradhan	—	1.05
Mr. D. D. Jalan	5.20	4.55
Mr. Tarun Jain	11.41	10.14
Mr. Agnivesh Agarwal	6.37	2.43
Mr. Naivadya Agarwal	0.07	0.03
Ms. Priya Agarwal	0.02	0.01

	47.13	45.91

c) Management consultancy services including representative office fees:
Vedanta Resources Plc	30.61	30.47

	30.61	30.47

d) (Recovery of)/Reimbursement to / for other expenses
Vedanta Resources Plc	(2.58)	1.50

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

( In Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
RoshSkor Township (Proprietary) Limited	1.22	—
Konkola Copper Mines Plc	(3.69)	(5.11)
Sesa Sterlite Mauritius Holdings Limited	(0.05)	—
Sterlite Technologies Limited	—	(0.20)
Sterlite Iron & Steel Company Limited	—	(0.01)
Sterlite Grid Limited	(0.19)	(0.39)
Goa Maritime Private Limited	3.82	—

	(1.47)	(4.21)

e) Donation
Vedanta Foundation	4.08	4.55
Vedanta Medical Research Foundation	4.19	5.64
Sesa Community Development Foundation	2.22	4.75

	7.79	14.94

f) Interest and guarantee commission
Vedanta Resources Jersey II Limited	1,384.18	1,108.46
Vedanta Resources Holdings Limited	—	4.48

	1,384.18	1,112.94

g) Other expenses
Sterlite Technologies Limited	0.05	—

	0.05	—

(v) Transfer of Assets
Sterlite Technologies Limited	—	0.06
Mr. P.K. Mukherjee	—	0.04

	—	0.10

(vi) Dividend Paid
Twin Star Holdings Limited	470.09	407.32
The Madras Aluminium Company Limited	—	14.37
Finsider International Company Limited	140.52	64.24
Westglobe Limited	15.52	7.09
Welter Trading Limited	13.38	5.74

	639.51	498.76

(vii) Purchase/ (Sales) of Fixed Assets
Sterlite Technologies Limited	—	(0.28)

	—	(0.28)

(viii) Balances as at year end
a) Trade receivables
Sterlite Technologies Limited	21.91	30.50
Konkola Copper Mines Plc	0.50	0.09
Vedanta Resources Plc	0.27	—

	22.68	30.59

b) Loans and advances
Vedanta Resources Plc	6.54	6.28
RoshSkor Township (Proprietary) Limited	8.51	10.60
Konkola Copper Mines Plc	1.87	14.95
Volcan Investments Limited	2.69	1.08
Sterlite Iron and Steel Company Limited	18.22	18.52
Vedanta Foundation (8,000) (Previous year: 8,000)	0.00	0.00

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

( In Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
Sterlite Grid Limited	0.18	0.08
Sterlite Technologies Limited	0.26	1.76
Goa Maritime Private Limited	0.84	—
Mr. Agnivesh Agarwal	9.11 *	—

	48.22	53.27

* Short-term interest bearing salary advance
c) Long-term borrowings
Vedanta Resources Jersey II Limited	16,209.99	23,401.61

	16,209.99	23,401.61

d) Trade payables
Vedanta Resources Plc	1.21	0.19
Konkola Copper Mines Plc	—	17.66

	1.21	17.85

e) Other current liabilities
Vedanta Resources Jersey II Limited	100.40	2,432.87
Vedanta Resources Plc	190.83	236.58
Sterlite Technologies Limited	1.33	0.33

	292.56	2,669.78

f) Other current assets
Vedanta Resources Plc	12.42	5.37

	12.42	5.37

g) Current investments- Investment in bonds*
Vedanta Resources Plc	513.54	321.74

	513.54	321.74

* Carrying value of bonds is after adjusting marked to market losses of 60.40 Crore (Previous year - Nil)
h) Non-current investments
Raykal Aluminium Company Private Limited	200.94	200.95
Sterlite Technologies Limited (Net of Provision for diminution in value of investments of 4.50 Crore)	6.35	6.35
Roshkar Township (Proprietary) Limited	6.00	1.28
Gaurav Overseas Private Limited	0.11	0.01

	213.40	208.59

i) Guarantees given
Volcan Investments Limited	115.00	115.00
Rampia Coal Mines & Energy Private Limited	22.17	22.17

	137.17	137.17

j) Guarantees taken
Vedanta Resources Plc	18,539.29	28,285.87

	18,539.29	28,285.87

(ix) Transactions during the year
a) Loans and advances given / (received) during the year
Vedanta Resources Plc	0.26	6.28
RoshSkor Township (Proprietary) Limited	(2.09)	10.60
Konkola Copper Mines Plc	(13.08)	14.95
Volcan Investments Limited	1.61	1.08

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

( In Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
Sterlite Iron and Steel Company Limited	(0.30)	(21.45)
Vedanta Foundation [Current year 8000 (Previous year 8,000)]	0.00	0.00
Sterlite Grid Limited	0.10	0.08
Sterlite Technologies Limited	(1.50)	1.76
Goa Maritime Private Limited	0.84	(0.27)
Mr. Agnivesh Agarwal	9.11 *	—

	(5.05)	13.03

* Short-term interest bearing salary advance
b) Long-term borrowings (taken)/ repaid during the year
Vedanta Resources Holding Limited	—	544.80
Vedanta Resources Jersey II Limited	7,973.31	—

	7,973.31	544.80

c) Guarantees given
Volcan Investments Limited	—	115.00
Rampia Coal Mines & Energy Private Limited	—	22.17

	—	137.17

d) Guarantees taken
Vedanta Resources Plc	10,700.74	28,333.43

	10,700.74	28,333.43

45	Operating Lease: As Lessee

Operating leases are in relation to the office premises, office equipment and other assets, some of which are cancellable and some are non-cancellable. There is an escalation clause in the lease agreements during the primary lease period. There are no restrictions imposed by lease arrangements and there are no sub-leases. There are no contingent rents. The information with respect to non cancellable leases are as under:

( In Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Within one year of the Balance Sheet date	30.85	30.56
Due in a period between one year and five years	35.19	101.28

Lease payments during the period (on non-cancellable leases as defined under AS 19) is 24.34 Crore (Previous year  3.91 Crore)

46	Derivative instruments and unhedged foreign currency exposure

Derivative contracts outstanding as at the reporting date

(a)	To hedge currency risks and interest related risks, the Group enters into various derivatives contracts. The category wise break up of amount outstanding as on Balance Sheet date are given below:

( In Crore)
Particulars	As at March 31, 2015	As at March 31, 2014
Forex forward cover (buy)	13,846.39	18,136.39
Forex forward cover (sell)	3,522.27	3,403.06
Interest rate swap	180.74	703.88

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

(b)	For hedging commodity related risks:- Category wise break up is given below.

Particulars	As at March 31, 2015 Purchases	Sales	As at March 31, 2014 Purchases	Sales
Forwards / Futures
Copper (MT)	66,675	52,775	90,725	90,425
Gold (Oz)	11,722	58,004	62,478	143,779
Silver (Oz)	23,290	1,173,269	603,152	2,295,815
Zinc (MT)	—	3,000	—	1,400
Lead (MT)	—	1,500	—	3,525
Aluminium (MT)	75	49,450	—	34,700

(c)	All derivative and financial instruments are entered for hedging purposes only.

(d)	Unhedged foreign currency exposure is as under:

( In Crore)
	As at March 31, 2015	As at March 31, 2014
Trade payables and other current liabilities	5,587.86	7,501.39
Foreign currency Convertible bonds/notes and interest thereon	—	2,068.40
Foreign currency loan and interest thereon	3,530.89	5,029.55
Trade receivable and other assets	9,661.08	3,775.05
Investments	2,930.48	2,827.67
Bank balances	1,884.69	6,508.21

47	Oil & Gas reserves and resources

Cairn’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2007)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the period end, based on the current terms of the PSCs, are as follows:

	Gross proved and probable hydrocarbons initially in place (mmboe)		Gross proved and probable reserves and resources (mmboe)		Net working interest proved and probable reserves and resources (mmboe)
Particulars	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Rajasthan MBA Fields	2,208	2,208	545	594	382	416
Rajasthan MBA EOR		—	226	271	158	190
Rajasthan Block Other Fields	3,833	2,412	505	345	353	241
Ravva Fields	684	667	47	49	11	11
CBOS/2 Fields	220	217	24	22	9	9
Other fields	481	551	74	127	36	89

Total	7,426	6,055	1,421	1,408	949	956

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

Cairn India Group’s net working interest proved and probable reserves is as follows:

	Proved and probable reserves		Proved and probable reserves (developed)
Particulars	Oil (mmstb)	Gas (bscf)	Oil (mmstb)	Gas (bscf)
Reserves as of March 31, 2013*	279.57	18.58	182.38	17.17
Additions / revision during the period	31.41	59.53	34.84	7.95
Production during the period	49.00	6.85	49.00	6.85

Reserves as of March 31, 2014**	261.98	71.26	168.22	18.27
Additions / revision during the period	5.63	20.79	25.66	11.38
Production during the period	47.67	5.72	47.67	5.72

Reserves as of March 31, 2015***	219.94	86.33	146.21	23.93

*	Includes probable oil reserves of 74.07 mmstb (of which 35.76 mmstb is developed) and probable gas reserves of 11.06 bscf (of which 9.70 bscf is developed)
**	Includes probable oil reserves of 84.23 mmstb (of which 32.08 mmstb is developed) and probable gas reserves of 51.70 bscf (of which 9.15 bscf is developed)
***	Includes probable oil reserves of 67.81 mmstb (of which 23.43 mmstb is developed) and probable gas reserves of 62.71 bscf (of which 7.03 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter = 35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

48	Employee Stock Option Plans of Cairn India Limited, subsidiary of the Company:

Cairn has provided various share based payment schemes to its employees. During the year ended March 31, 2015, the following schemes were in operation:

Particulars	CIPOP	CIESOP	CIPOP Phantom	CIESOP Phantom
Date of Board approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Date of Shareholder’s approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Number of options granted till March 2015	16,167,131	30,112,439	4,831,955	758,370
Method of settlement	Equity	Equity	Cash	Cash
Vesting Period	3 years from grant date	3 years from grant date	3 years from grant date	3 years from grant date
Exercise Period	3 months from vesting date	7 years from vesting date	Immediately upon vesting	Immediately upon vesting

Number of options granted till March 31, 2015

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

Particulars	CIPOP	CIESOP	CIPOP Phantom		CIESOP Phantom
Date of Grant
24-Nov-06	—	—	—		—
1-Jan-07	1,708,195	3,467,702	—		—
20-Sep-07	3,235,194	5,515,053	—		—
29-Jul-08	789,567	3,773,856	822,867		324,548
10-Dec-08	—	36,040	—		38,008
22-Jun-09	—	—	69,750		—
29-Jul-09	994,768	5,405,144	1,230,416	*	211,362
27-Jul-10	584,144	3,027,463	614,999	*	93,572
23-Dec-10	—	—	23,645		—
26-Jul-11	1,006,415	4,733,714	390,654		66,385
23-Jul-12	890,501	4,153,467	441,624		24,495
23-Jul-13	3,290,997	—	432,259		—
22-Jul-14	3,667,350	—	744,272		—
17-Nov-14	—	—	61,469		—

Total	16,167,131	30,112,439	4,831,955		758,370

*	includes 169,944 & 260,288 options converted from CIPOP to CIPOP Phantom in 29-Jul-09 & 27-Jul-10 grants respectively during the financial year 2011-12.

The vesting conditions of the above plans are as under:

CIPOP Plan (including Phantom Options)

Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

CIESOP Plan (including Phantom Options)

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

Details of activities under employees stock option plans

	March 31, 2015		March 31, 2014
CIPOP Plan	Number of options	Weighted average exercise price in	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	4,439,313	10.00	1,505,363	10.00
Granted during the year	3,667,350	10.00	3,290,997	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	11,270	10.00	Nil	NA
Forfeited / cancelled during the year	1,895,753	10.00	357,047	10.00
Outstanding at the end of the year	6,199,640	10.00	4,439,313	10.00
Exercisable at the end of the year	Nil	NA	Nil	NA

Weighted average fair value of options granted on the date of grant is 300.67 (March 31, 2014: 265.08)

Weighted average share price at the date of exercise of stock options is 297.18 (March 31, 2014: NA)

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

	March 31, 2015		March 31, 2014
CIESOP Plan	Number of options	Weighted average exercise price in	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	12,523,078	300.76	13,971,816	298.51
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	644,901	227.68	662,266	223.66
Forfeited / cancelled during the year	1,489,747	313.80	786,472	325.70
Outstanding at the end of the year	10,388,430	303.43	12,523,078	300.76
Exercisable at the end of the year	7,425,117	294.08	5,499,118	266.86

Weighted average fair value of options granted on the date of grant is NA (March 31, 2014: NA)

Weighted average share price at the date of exercise of stock options is 320.24 (March 31, 2014: 314.11)

	March 31, 2015		March 31, 2014
CIPOP Plan - Phantom Options	Number of options	Weighted average exercise price in	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	598,774	10.00	873,689	10.00
Granted during the year	805,741	10.00	432,259	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	236,392	10.00
Forfeited / cancelled during the year	358,014	10.00	470,782	10.00
Outstanding at the end of the year	1,046,501	10.00	598,774	10.00
Exercisable at the end of the year	Nil	NA	Nil	NA
Weighted average fair value of options granted on the date of grant is 180.27 (March 31, 2014: 280.30)

Weighted average share price at the date of exercise of stock options is NA (March 31, 2014: 303.45)

	March 31, 2015		March 31, 2014
CIESOP Plan - Phantom Options	Number of options	Weighted average exercise price in	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	34,316	327.11	41,975	327.86
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	20,142	327.29	7,659	331.25
Outstanding at the end of the year	14,174	326.85	34,316	327.11
Exercisable at the end of the year	Nil	NA	Nil	NA

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

The details of exercise price for stock options outstanding as at March 31, 2015 are:

Scheme	Range of exercise price in	No. of options outstanding	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in
CIPOP Plan	10.00	6,199,640	2.58	10.00
CIESOP Plan	160-331.25	10,388,430	0.31	303.43
CIPOP Plan - Phantom options	10.00	1,046,501	1.91	10.00
CIESOP Plan - Phantom options	326.85	14,174	0.31	326.85
The details of exercise price for stock options outstanding as at March 31, 2014 are:
CIPOP Plan	10	4,439,313	1.89	10.00
CIESOP Plan	160-331.25	12,523,078	0.46	300.76
CIPOP Plan - Phantom options	10	598,774	1.78	10.00
CIESOP Plan - Phantom options	326.85-327.75	34,316	1.03	327.11

Effect	of Employees Stock Option Plans on Financial Position

Effect of the employee share-based payment plans on the statement of profit and loss and on its financial position of Cairn is as below:

( In Crore)
Particulars	March 31, 2015	March 31, 2014
Total Employee Compensation Cost pertaining to share-based payment plans	28.86	201.10
Compensation Cost pertaining to equity-settled employee share-based payment plan included above	29.27	198.68
Compensation Cost pertaining to cash-settled employee share-based payment plan included above	(0.41)	2.42
Equity settled employee stock options outstanding as at year end	229.13	208.04
Liability for cash settled employee stock options outstanding as at year end	7.17	7.78

Inputs	for Fair valuation of Employees Stock Option Plans

The Share Options have been fair valued using an Option Pricing Model (Black Scholes Model). The main inputs to the model and the Fair Value of the options granted during the current year and previous year, based on an independent valuation, are as under:

Variables - CIPOP
Grant date	July 22, 2014	July 23, 2013
Stock Price/fair value of the equity shares on the date of grant ( )	345.35	306.70
Vesting date	July 22, 2017	July 23, 2016
Vesting %	Refer vesting conditions	Refer vesting conditions
Volatility	27.95%	28.30%
Risk free rate	8.36%	8.47%
Time to maturity (years)	3.13	3.13
Exercise price ( )	10.00	10.00
Fair Value of the options ( )	300.67	265.08

Variables - CIPOP Phantom
Grant date	Nov 17, 2014	July 22, 2014	July 23, 2013
Stock Price/fair value of the equity shares on the reporting date ( )	213.85	213.85	213.85
Vesting date	Nov 17, 2017	July 22, 2017	July 23, 2016
Vesting %	Refer vesting conditions	Refer vesting conditions	Refer vesting conditions
Volatility	26.36%	27.07%	28.23%
Risk free rate	7.83%	7.83%	7.86%
Time to maturity (years)	2.64	2.31	1.32
Exercise price ( )	10.00	10.00	10.00
Fair Value of the options ( )	177.46	180.50	190.23

Volatility is the measure of the amount by which the price has fluctuated or is expected to fluctuate during the period. The measure of volatility used in Black-Scholes option-pricing model is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Time to maturity /expected life of options is the period for which the Cairn expects the options to be live. Time to maturity has been calculated as an average of the minimum and maximum life of the options.

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

49	Financial information pursuant to Schedule III of Companies Act, 2013

		Net Assets (Total assets less total liabilities)		Share in profit or loss
		March 31, 2015		March 31, 2015
S. No	Name of the entity	As % of consolidated net assets/(liabilities)	Amount ( Crore)	As % of consolidated profit/ (loss)	Amount ( Crore)
	Parent
	Vedanta Limited	63.22%	34,057.87	12.32%	1,927.20
	Indian Subsidiaries
1	Hindustan Zinc Limited	80.47%	43,353.07	52.27%	8,178.00
2	Bharat Aluminium Company Limited	8.11%	4,370.37	0.04%	6.00
3	MALCO Energy Limited (Earlier Vedanta Aluminium Limited)	0.37%	199.88	(0.28%)	(44.57)
4	Sterlite Infra Limited (SIL)[b]	—	—	—	—
5	Talwandi Sabo Power Limited	5.72%	3,081.47	(0.25%)	(38.60)
6	Sesa Resources Limited	3.05%	1,643.71	(0.11%)	(17.43)
7	Sesa Mining Corporation Limited	0.03%	16.78	(0.39%)	(61.16)
8	Goa Energy Limited[b]	—	—	—	—
9	Sterlite Ports Limited	(0.01%)	(2.93)	(0.00%)	(0.22)
10	Vizag General Cargo Berth Private Limited	(0.04%)	(20.23)	(0.01%)	(0.85)
11	Paradip Multi Cargo Berth Private Limited	(0.00%)	(0.93)	(0.00%)	(0.04)
12	Maritime Ventures Private Limited	0.00%	2.17	0.03%	4.30
13	Sterlite Infraventures Limited	(0.00%)	(2.19)	(0.01%)	(1.92)
14	Cairn India Limited	68.77%	37,051.10	8.44%	1,320.03
	Foreign Subsidiaries
1	Copper Mines of Tasmania Pty Limited	0.02%	8.22	(1.99%)	(311.11)
2	Thalanga copper mines Pty Limited	(0.00%)	(0.89)	(0.01%)	(1.68)
3	Monte Cello B.V. (MOBV)	3.74%	2,016.34	0.16%	25.05
4	Bloom Fountain Limited	2.59%	1,394.67	(0.00%)	(0.06)
5	Twin Star Energy Holdings Limited	0.00%	(0.48)	(0.23%)	(36.76)
6	Twin Star Mauritius Holdings Limited	(25.26%)	(13,610.29)	(57.51%)	(8,998.61)
7	Western Clusters Limited	(0.01%)	(5.38)	(0.03%)	(5.25)
8	Sterlite (USA) Inc.	0.00%	0.00	—	—
9	Fujairah Gold FZC	0.20%	107.42	(0.11%)	(17.51)
10	THL Zinc Ventures Ltd	0.11%	58.78	(0.00%)	(0.09)
11	THL Zinc Ltd	1.06%	570.38	2.17%	340.17
12	THL Zinc Holding B.V.	7.40%	3,987.63	1.78%	277.71
13	THL Zinc Namibia Holdings (Proprietary) Limited	1.20%	644.96	2.17%	340.27
14	Skorpion Zinc (Proprietary) Limited	0.01%	2.78	2.18%	340.73
15	Skorpion Mining Company (Proprietary) Limited	(0.88%)	(473.79)	(1.54%)	(241.15)
16	Namzinc (Proprietary) Limited	0.31%	166.35	0.28%	43.87
17	Amica Guesthouse (Proprietary) Limited	(0.00%)	(0.00)	0.00%	0.33
18	Rosh Pinah Health Care (Proprietary) Limited	0.01%	2.92	0.01%	0.95
19	Black Mountain Mining (Proprietary) Limited	1.33%	716.31	0.51%	79.43
20	Vedanta Lisheen Holdings Limited (earlier Vedanta Lisheen Finance Limited)	0.01%	6.04	2.17%	339.37
21	Vedanta Lisheen Mining Limited	0.09%	47.15	0.33%	52.28
22	Killoran Lisheen Mining Limited	0.05%	26.57	0.44%	68.58
23	Killoran Lisheen Finance Limited	0.00%	1.71	—	—
24	Lisheen Milling Limited	0.52%	280.86	0.47%	73.11
25	Lakomasko B.V.	0.00%	1.08	(0.00%)	(0.22)
26	Pecvest 17 Proprietary Limited	0.00%	0.00	—	—
27	Vedanta Exploration Ireland Limited (Date of Incorporation - 16.05.2013)	0.00%	0.00	—	—
28	Cairn India Holdings Limited (‘CIHL’)	35.04%	18,879.08	17.16%	2,684.86
29	Cairn Energy Hydrocarbons Limited	18.25%	9,831.68	12.23%	1,912.78
30	Cairn Lanka (Pvt) Limited	(0.73%)	(395.61)	(3.54%)	(553.61)
31	Cairn South Africa Proprietary Limited	0.01%	6.09	(0.17%)	(27.02)

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

Notes

forming part of the consolidated financial statements as at and for the year ended March 31, 2015

		Net Assets (Total assets less total liabilities)		Share in profit or loss
		March 31, 2015		March 31, 2015
S. No	Name of the entity	As % of consolidated net assets/(liabilities)	Amount ( Crore)	As % of consolidated profit/ (loss)	Amount ( Crore)
32	CIG Mauritius Holding Private Limited (‘CMHPL’)	0.00%	0.24	(6.06%)	(948.33)
33	CIG Mauritius Private Limited	0.00%	0.70	(6.13%)	(958.38)
34	Cairn Energy Australia Pty Limited	0.00%	0.90	0.00%	(0.23)
35	Cairn Energy Holdings Limited	(0.00%)	(0.62)	0.05%	7.13
36	Cairn Energy Discovery Limited	(0.00%)	(1.37)	(0.00%)	(0.07)
37	Cairn Exploration (No. 2) Limited	(0.00%)	(0.15)	—	—
38	Cairn Exploration (No. 6) Limited	(0.00%)	(0.02)	(0.00%)	(0.04)
39	Cairn Energy Gujarat Block 1 Limited	0.00%	1.56	(0.05%)	(7.26)
40	Cairn Exploration (No. 7) Limited	0.00%	0.05	(0.00%)	(0.04)
41	Cairn Energy Netherlands Holdings B.V.[a]	—	—	(0.00%)	(0.16)
42	Cairn Energy India Pty Limited	—	—	—	—
43	CEH Australia Limited[a]	—	—	—	—
44	Cairn Energy India West B.V.[a]	—	—	—	—
45	Cairn Energy Gujarat B.V.[a]	—	—	—	—
46	Cairn Energy Cambay B.V.[a]	—	—	—	—
	Minority Interests in all subsidiaries	(65.95%)	(35,529.74)	(27.33%)	(4,276.38)
	Associates (Investment as per the equity method)
	Indian
1	Gaurav Overseas Private Limited	0.00%	0.07	(0.00%)	(0.01)
2	Raykal Aluminium Company Private Limited	0.00%	0.11	(0.00%)	(0.01)
	Foreign
1	RoshSkor Township (Pty) Ltd	0.01%	6.49	0.03%	4.11
	Joint Ventures (as per proportionate consolidation method)
	Indian
1	Madanpur South Coal Company Limited	0.01%	2.81	(0.00%)	(0.00)
2	Goa Maritime Private Limited	(0.00%)	(0.09)	(0.00%)	(0.01)
3	Rampia Coal Mines & Energy Private Limited	0.00%	2.39	(0.00%)	(0.02)
	Consolidation Adjustments/ Eliminations	(108.82%)	(58,628.80)	(109.44%)	(17,123.24)

	Total	100.00%	53,875.27	(100.00%)	(15,645.77)

a.	Liquidated during the year.
b.	Cease to exist pursuant to Scheme of Amalgamation (Refer note no. 40).
c.	The above figures for Vedanta Limited, subsidiaries, associates and joint ventures are before intercompany eliminations and consolidation adjustments.

50	Previous year’s figures have been regrouped / reclassified wherever necessary to conform with the current year’s classification / disclosure.

For and on behalf of Board of Directors

Navin Agarwal	Thomas Albanese
Executive Chairman	Chief Executive Officer

D. D. Jalan	Rajiv Choubey
Whole Time Director &	Company Secretary
Chief Financial Officer

Place: Mumbai
Date: April 29, 2015

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Form AOC - I

Salient features of subsidiaries pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

														( in Crore)
S. No	Name of the Subsidiary Company	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in subsidiary)	Turnover	Profit/(Loss) before taxation	Provision for taxation	Profit after taxation	Proposed dividend	% of shareholding
1	Bharat Aluminium Company Limited	April to March	INR	220.62	4,149.75	11,794.40	11,794.40	—	4,818.89	(45.66)	(51.66)	6.00	—	51.00
2	Copper Mines of Tasmania Pty Limited	April to March	AUD	0.00	8.22	227.16	227.16	—	5.73	(256.48)	21.88	(278.36)	—	100.00
3	Thalanga Copper Mines Pty Limited	April to March	AUD	2.76	(3.65)	4.09	4.09	—	—	(2.15)	(0.64)	(1.51)	—	100.00
4	Monte Cello B.V.	April to March	USD	0.14	2,016.21	2,023.20	2,023.20	—	—	32.46	6.82	25.64	—	100.00
5	Hindustan Zinc Limited	April to March	INR	845.06	42,508.01	48,992.00	48,992.00	27,253.59	14,788.39	9,570.12	1,392.12	8,178.00	1,056.33	64.92
6	MALCO Energy Limited (Earlier Vedanta Aluminium Limited)	April to March	INR	4.67	195.21	416.21	416.21	12.84	543.61	(44.57)	—	(44.57)	—	100.00
7	Fujairah Gold FZC	April to March	AED	116.52	(9.10)	962.72	962.72	—	6,134.88	(17.94)	—	(17.94)	—	100.00
8	Talwandi Sabo Power Limited	April to March	INR	3,206.61	(125.14)	11,507.07	11,507.07	61.41	496.57	(38.60)	—	(38.60)	—	100.00
9	Sterlite (USA) Inc.	April to March	USD	0.00	—	0.00	0.00	—	—	—	—	—	—	100.00
10	THL Zinc Ventures Ltd	April to March	USD	62.59	(3.81)	4,440.66	4,440.66	—	—	(0.09)	—	(0.09)	—	100.00
11	THL Zinc Ltd	April to March	USD	56.34	514.04	14,036.51	14,036.51	—	—	375.76	27.70	348.06	—	100.00
12	THL Zinc Holding B.V.	April to March	USD	79.05	3,908.58	3,995.73	3,995.73	—	—	292.54	8.27	284.27	—	100.00
13	THL Zinc Namibia Holdings (Proprietary) Ltd	April to March	NAD	497.00	147.96	659.10	659.10	—	—	318.70	—	318.70	—	100.00
14	Skorpion Zinc (Proprietary) Limited	April to March	NAD	0.00	2.78	511.30	511.30	8.51	—	319.13	—	319.13	—	100.00
15	Skorpion Mining Company (Proprietary) Limited	April to March	NAD	0.00	(473.79)	515.10	515.10	—	209.59	(225.86)	—	(225.86)	—	100.00
16	Namzinc (Proprietary) Limited	April to March	NAD	0.00	166.35	791.98	791.98	—	1,327.03	41.09	—	41.09	—	100.00
17	Amica Guesthouse (Proprietary) Limited	April to March	NAD	0.00	(1.09)	0.37	0.37	—	1.26	(0.31)	—	(0.31)	—	100.00
18	Rosh Pinah Health Care (Proprietary) Limited	January to December	NAD	0.00	2.92	3.34	3.34	2.47	0.52	(0.89)	—	(0.89)	—	69.00
19	Black Mountain Mining (Proprietary) Limited	April to March	ZAR	0.00	716.31	1,099.30	1,099.30	—	813.27	107.06	32.67	74.39	—	74.00
20	Vedanta Lisheen Holdings Limited	April to March	USD	0.00	6.04	249.09	249.09	—	—	347.38	—	347.38	—	100.00
21	Vedanta Lisheen Mining Limited	April to March	USD	0.00	47.15	229.08	229.08	—	79.00	70.20	16.69	53.51	—	100.00
22	Killoran Lisheen Mining Limited	April to March	USD	0.00	26.57	89.09	89.09	—	79.00	95.09	24.89	70.20	—	100.00
23	Killoran Lisheen Finance Limited	April to March	USD	0.00	1.71	102.19	102.19	—	—	—	—	—	—	100.00
24	Lisheen Milling Limited	April to March	USD	0.01	280.85	486.19	486.19	—	1,334.17	105.33	30.50	74.83	—	100.00
25	Sterlite Ports Limited	April to March	INR	0.05	(2.98)	0.32	0.32	—	—	(0.22)	—	(0.22)	—	100.00
26	Sterlite Infraventures Limited	April to March	INR	0.13	(2.32)	0.38	0.38	—	—	(1.92)	—	(1.92)	—	100.00
27	Vizag General Cargo Berth Private Limited	April to March	INR	32.11	(52.34)	595.45	595.45	24.88	165.91	(0.85)	—	(0.85)	—	99.99
28	Cairn India Limited	April to March	INR	1,874.85	35,176.25	42,403.98	42,403.98	12,302.94	7,806.81	1,594.36	274.33	1,320.03	749.94	59.88
29	Cairn India Holdings Limited	April to March	USD	3,555.54	15,323.54	18,619.30	18,619.30	2,927.49	—	2,684.86	—	2,684.86	—	59.88
30	Cairn Energy Hydrocarbons Limited	April to March	USD	2,139.95	7,691.73	17,589.53	17,589.53	2.04	6,838.77	2,267.96	355.18	1,912.78	—	59.88
31	Cairn Lanka (Pvt) Limited	January to March	USD	829.74	(1,225.35)	9.23	9.23	—	—	(553.61)	—	(553.61)	—	59.88
32	Cairn South Africa Proprietary Limited	April to March	USD	201.02	(194.93)	9.83	9.83	—	—	(27.02)	—	(27.02)	—	59.88

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements
Consolidated

														( in Crore)
S. No	Name of the Subsidiary Company	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in subsidiary)	Turnover	Profit/ (Loss) before taxation	Provision for taxation	Profit after taxation	Proposed dividend	% of shareholding
33	CIG Mauritius Holding Private Limited	April to March	USD	949.76	(949.52)	0.27	0.27	—	—	(948.33)	—	(948.33)	—	59.88
34	CIG Mauritius Private Limited	April to March	USD	948.10	(947.40)	0.80	0.80	—	—	(958.38)	—	(958.38)	—	59.88
35	Cairn Energy Australia Pty Limited	January to December	USD	3,696.08	(3,695.18)	0.96	0.96	0.95	—	(0.23)	—	(0.23)	—	59.88
36	Cairn Energy Holdings Limited	April to March	USD	1,902.68	(1,903.29)	31.84	31.84	—	—	7.11	(0.02)	7.13	—	59.88
37	Cairn Energy Discovery Limited	April to March	USD	0.20	(1.57)	(1.36)	(1.36)	—	—	(0.07)	—	(0.07)	—	59.88
38	Cairn Exploration (No. 2) Limited	April to March	USD	3.64	(3.79)	2.02	2.02	—	—	—	—	—	—	59.88
39	Cairn Exploration (No. 6) Limited	April to March	USD	0.07	(0.10)	0.07	0.07	—	—	(0.04)	—	(0.04)	—	59.88
40	Cairn Energy Gujarat Block 1 Limited	April to March	USD	1.43	0.13	1.58	1.58	—	—	(7.26)	—	(7.26)	—	59.88
41	Cairn Exploration (No. 7) Limited	April to March	USD	1.83	(1.78)	0.06	0.06	—	—	(0.04)	—	(0.04)	—	59.88
42	Cairn Energy India Pty Limited	January to December	USD	—	—	—	—	—	—	(0.01)	—	(0.01)	—	59.88
43	Cairn Energy Netherlands Holdings BV*	January to December	USD	—	—	—	—	—	—	(0.16)	—	(0.16)	—	59.88
44	CEH Australia Limited*	January to December	USD	—	—	—	—	—	—	—	—	—	—	59.88
45	Cairn Energy India West BV*	January to December	USD	—	—	—	—	—	—	—	—	—	—	59.88
46	Cairn Energy Gujarat BV*	January to December	USD	—	—	—	—	—	—	—	—	—	—	59.88
47	Cairn Energy Cambay BV*	January to December	USD	—	—	—	—	—	—	—	—	—	—	59.88
48	Paradip Multi Cargo Berth Private Limited	April to March	INR	0.01	(0.94)	3.62	3.62	—	—	(0.04)	—	(0.04)	—	74.00
49	Pecvest 17 Proprietary Limited	April to March	ZAR	0.00	—	0.00	0.00	—	—	—	—	—	—	100.00
50	Bloom Fountain Limited	April to March	USD	243.54	1,151.13	1,409.20	1,409.20	—	—	(0.07)	—	(0.07)	—	100.00
51	Western Cluster Limited	April to March	USD	—	(5.38)	635.87	635.87	—	—	(5.38)	—	(5.38)	—	100.00
52	Sesa Resources Limited	April to March	INR	1.25	1,642.46	1,846.11	1,846.11	22.68	9.09	(17.41)	0.02	(17.43)	—	100.00
53	Twinstar Mauritius Holding Limited	April to March	USD	37.55	(13,647.85)	28,244.75	28,244.75	—	—	(9,211.07)	—	(9,211.07)	—	100.00
54	Twinstar Energy Holding Limited	April to March	USD	37.56	(38.04)	0.00	0.00	—	—	(37.63)	—	(37.63)	—	100.00
55	Sesa Mining Corporation Limited	April to March	INR	11.50	5.28	282.06	282.06	—	5.05	(61.15)	0.01	(61.16)	—	100.00
56	Vedanta Exploration Ireland Limited	April to March	USD	0.00	—	10.68	10.68	—	—	—	—	—	—	100.00
57	Maritime Ventures Private Limited	April to March	INR	0.01	2.16	3.19	3.19	0.15	61.17	5.34	1.04	4.30	—	100.00
58	Lakomasko B.V.	April to March	USD	0.00	1.08	1.13	1.13	—	—	(0.22)	—	(0.22)	—	100.00

*	Liquidated during the year
a.	Sterlite Infra Limited and Goa Energy Limited ceased to exist pursuant to Scheme of Amalgamation
b.	Exchange Rates as on 31.03.2015: 1 AUD = 47.7818, 1 USD = 62.5908, 1 AED = 17.0447, 1 NAD = 5.1768, 1 ZAR = 5.1768
c.	Exchange Rates for Cairn India Group represented in S.No. 29 to 47 is 1 USD = 62.64

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)	Annual Report 2014-15

Form AOC - I

Salient features of Associate companies and Joint Ventures pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

S. No	Name of Associates/Joint Ventures	RoshSkor Township (Pty) Ltd		Gaurav Overseas Private Limited	Raykal Aluminium Company Private Limited	Madanpur South Coal Company Limited	Goa Maritime Private Limited	Rampia Coal Mines & Energy Private Limited
1	Latest audited Balance Sheet date	June 30, 2014		March 31, 2015	March 31, 2015	March 31, 2015	March 31, 2015	March 31, 2015
2	Shares of Associate/Joint Ventures held by the Company on the year end
	- Number	50		105,000	12,250	201,362	5,000	24,348,016
	- Amount of investment ( Crore)	6.00		0.11	200.94	2.81	0.01	2.43
	- % of holding	50.00%		50.00%	24.50%	18.05%	50.00%	17.39%
3	Description of how there is significant influence	By way of ownership		By way of ownership	By way of ownership	N.A.	N.A.	N.A.
4	Networth attributable to shareholding as per latest audited Balance sheet ( Crore)	3.34		0.07	0.11	2.81	(0.09)	2.39

5	Profit/Loss for the year considered in consolidation ( Crore)	4.11	*	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)

*	Considered till March 31, 2015

For and on behalf of the Board of Directors

Navin Agarwal	Thomas Albanese	D. D. Jalan	Rajiv Choubey
Executive Chairman	Chief Executive Officer	Whole Time Director & Chief Financial Officer	Company Secretary

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Details pertaining to employees as required under section 197(12) of the Companies Act, 2013 as part of the Directors’ Report

Statement of particulars of employees pursuant to provisions of Section 197(12) of the Companies Act, 2013 read the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

1)	Employed throughout the financial year

Name	Designation of the employee	Remuneration Received	Nature of employment, whether contractual or otherwise	Qualifications and experience of the employee	Date of commencement of employment	Age of such employee	Last employment held by such employee before joining the company
Navin Kumar Agarwal	Chairman	153123219	Regular	B.Com, Owner/ President Management Program Harvard University	01.08.2003	53	NA
Tarun Jain	Director Finance	111207743	Regular	B.Com, ICWA, CA, CS	01.04.1984	55	Kalapatru Constructions Overseas (P) Ltd
Sk Roongta	MD	60442148	Contractual	BE	2-Jun-11	64	SAIL
Thomas Albanese	CEO	57999651	Regular	Bachelors Degree in Mineral Economics & Master in Mining Engineering from University of Alaska	01.04.2014	57.5	Rio Tinto
D D Jalan	Chief Financial Officer	52298030	Contractual	B. Com, CA	15.12.2000	59	Indo Gulf Corporation
Abhijit Pati	President P	33163748	Regular	B.Tech(Chemical) + MBA	11-Mar-08	51.3	Hindalco Ltd
M Siddiqi	Group Director	32721746	Contractual	BE-Mechanical, MBA-HR	01.09.2011	61	Hindustan Copper
Dilip Golani	Director	32087106	Regular	BE(Mech)MNR College, NITIE (Ind/Engg/), Mumbai	03.04.2000	49	Hindustan Lever Ltd
Amit Pradhan	Coo - Iron & Coke Making	32074357	Regular	MSc (Physics)	15-Jan-90	60	Wholetime Director - Sesa Goa Ltd
Pramod Unde	Chief Operating Officer - Iog & Vab	29839096	Regular	B.E.(Mechanical)’83, AMIE’83, ICWA INTER’86	3-Aug-09	51	KCM, Zambia
A. Thirunavukkarasu	President	29112278	Regular	BA, MSW	24.06.2010	54	Apollo Hospitals Enterprise Limited
Ashwin Bajaj	Director	25764915	Regular	M Sc Engg-Manufacturing Mngt + PGHSM- System Mngt	26.10.2009	40	GMAC FINANCIAL SERVICES
P Ramnath	Chief Executive Officer	24853386	Regular	B.Tech., (Chemical) PGDM (Marketing & Finance)	08.09.2011	55	JK Paper LTD
Ramanathan V	President P	21086593	Regular	B Sc-Math, CA	22-Jan-92	55.0	Coimbatore Agro Industries Ltd. As Manager-A/cs
Sudhir Agrawal	Sr VP M1	20100149	Regular	BE-Mech, Gr Dip Materials Mgt, MBA-Mktg	3-Sep-02	54.6	Usha Beltron Ltd as DGM
Dayanidhi Behera	Vice President M1	18776840	Regular	BE-Metallurgy & Materials	16-Oct-06	55.3	NALCO as Sr.Engineer ALBA as Superitendent
Devendra Singh	Sr VP M1	18546214	Regular	BE-Electrical	28-Sep-04	57.9	General Manager
Ashish Garg	Vice President	18095898	Regular	B.Com, CA	24.02.2003	40	Essar Oil Ltd
Peter Buckley	Head - Exploration	17871940	Contractual	B.Sc- Geology & Geophysics’93, B.Sc Honors - Geological Mapping’94	3-Aug-11	47	Eastern Iron Limited, Sydney
Sandeep Agarwal	Vice President M1	17323596	Regular	B Com, CA CS ICWA	1-Oct-01	44.2	Electrical Mfg. co. ltd as DGM
Umesh Mehta	Sr VP M1	17188501	Regular	B Sc-Chemistry + Dip in Bus.Mngt	27-Oct-03	57.0	-
Pratik Agarwal	Director	17028862	Regular	B.Sc EconCertify Securities & Derivatives	01.10.2004	33	Manro Haydan Trading Co
Sanjay Kumar Pattnaik	Vice President M1	15317141	Regular	MBA-HR	22-Aug-95	50.8	Hari Machines Ltd
Sai Mangipudi	Vice President M1	14621260	Regular	B.Tech-Mining, PGD-Mkt & Fin	10-Nov-10	49.2	Reliance Industries Ltd as VP
Jayakrushna Mohanty	Vice President M1	14351652	Regular	BE-Mechanical	23-Nov-06	54.7	NALCO as Chief Manager
Pankaj Kumar	Coo	13965443	Regular	B.Tech., PGDBM	06.01.2010	46	United Breweries
Subrata Banerjee	Vice President M1	13429426	Regular	BSC-MCA	17-Jan-03	50.3	ICI India Ltd as ERP Manager
Bimalanada Senapati	Sr Vice President, Head- Operations	13401221	Regular	B Tech- Chemical, M Tech - Chemical	8-Dec-04	55	HINDALCO

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.) Annual Report 2014-15

Name	Designation of the employee	Remuneration Received	Nature of employment, whether contractual or otherwise	Qualifications and experience of the employee	Date of commencement of employment	Age of such employee	Last employment held by such employee before joining the company
G.venkat Reddy	Vice President M1	13310963	Regular	BE - Electrical	12-Dec-08	48.8	PT Indorama as Business Head
Athar Shahab	Ceo - Infrastructure & Re	13295569	Regular	BE - Mechanical, MBA	2-Dec-13	47	Uniquest Ltd
Anshu Goel	Associate Vice President	13207192	Regular	BE, PGDM	11-Mar-03	37	City Group
Rahul Sharma	Sr VP M1	12915079	Regular	BE - Electrical	10-Jul-98	41.9	AKSH Optical fibre Limited
Ankit Agarwal	Associate Vice President	12789869	Regular	BBA; International Baccalaureate Finance	1-Oct-07	32	Deutsche Bank
K A Chowdary	Vice President M1	12755975	Regular	BE-Mechanical	18-Dec-03	44.8	Hindalco Ltd
Gobinda Pal	Associate VP M2	12178260	Regular	BE-Metallurgy & Materials	18-Aug-11	49.2	NALCO as Sr.Mgr
Ra Arockiam	Vice President - Commercial	12155958	Regular	PGHSM’93 & M.Sc Engg (Eng Mfg. Mngt)’03	1-Sep-13	46	VAL - Jharsuguda
Rajeev Nayan	Vice President M1	11818105	Regular	Phd-Industrial Sociology, MSW	26-Jul-11	54.2	Grasim Industries Ltd as sr VP-HRM
Deodatta Padgaonkar	Vice President	11810547	Regular	BE (Chem) ‘95, MBA (Mkt) ‘98	26-Feb-01	41	Herdillia Chemicals Ltd
Deepak Kumar	Associate VP M2	11541361	Regular	B Com CA, CS & CFA	22-Mar-12	37.3	E & Y
Sarvjit Singh Bedi	General Manager	11534966	Regular	CA ‘01, MBA ‘07	28.12.2011	37	Credit Suisse
K K Dave	Coo & Sr Vice President	11218270	Regular	Dip in Mining, 1986 BE - Mining, 1989 PGDIM - Management & Marketing, 2000	16-Jan-12	49	Essel Mining & Industries
Bijneswar Mohanty	General Manager M2	11198336	Regular	BE-Electrical, PGDM-Marketing	1-Oct-07	45.8	NALCO as Manager
Asok Nayak	Associate VP M2	10351267	Regular	BE-Instrumentation	24-Nov-04	52.3	NALCO
Srinivas Narkedamalli	Associate VP M2	9866495	Regular	B Sc Engg-Metallurgy	1-Aug-13	53.8	BHP Billiton
Jajneswar Dash	General Manager M2	9863156	Regular	BE-Mechanical	20-Sep-07	46.8	NALCO as Manager
Vijay Gupta	Vice President	9762223	Regular	CA ‘92	11-Dec-09	49	-
Janmejaya Dalai	General Manager M2	9742887	Regular	B Sc Engg-Metallurgy	1-Dec-10	52.9	NALCO as Sr.Engineer
Aniruddha Joshi	Vice President - Corporate Affairs	9636631	Regular	B.Tech - Mining’78, 1st cls MMC’85	3-Jul-93	59	Vizag Steel Plant
Anup Agrawal	Vice President	9572234	Regular	B. Com., CA, CWA	18-Jan-10	41	VAL- Jharsuguda
Arun Bhatt	Associate VP M2	9422992	Regular	PGDIP-Social Work & PGDIP-Mass Comm	2-Jun-11	54.7	Jindal Group as Head-Corp Comm & HR
Roma Balwani	Executive Vice President	9346623	Contractual	PGD in Maketing	1-Apr-14	62.0	Mahindra
Sauvick Mazumdar	Deputy Chief Operating Officer - Iog	9292291	Regular	B Tech (Mining)’94, I cls MMC’98	1-Sep-94	43	Nil
Bhabani Acharya	Associate GM M3	8895928	Regular	BE-Metallurgy	10-Jun-10	50.2	NALCO MOZAL
Shailesh Mittal	Associate Vice President	8851069	Regular	Msc, (physics, Electronics)	26-Aug-91	47	-
Uttam Nayak	General Manager M2	8679811	Regular	BE-Mechanical	27-Sep-10	45.8	Hindalco Industries Ltd as GM-Engg
D Dhanavel	Associate Vice President	8369344	Regular	BE-Mettalurgy	5-Aug-96	41	-
V Rajendran.	Head – Asset Optimisation, Projects And Industrial Engineering	8261111	Regular	B.E.(Mechanical)’88	6-Jan-10	48	Sterlite Industries (India) Ltd, Tuticorin
Rajeev Sharma	General Manager M2	8133708	Regular	BE-Mechanical, MBA-Material Mngt	31-Aug-09	42.3	Grasim Industries Ltd as
Hunny Wadhwani	General Manager	8057408	Regular	CA ‘04 (May)	4-Oct-04	34	-
Vivek Saxena	General Manager M2	7992205	Regular	BE-Metallurgy & Materials	21-Jan-98	42.6	-
Jigar Shah	Agm	7990612	Regular	CA	11-Dec-04	36	-
Lalita Correia Afonso	Associate Vice President - Corp Finance	7889213	Regular	CA’87	1-Jun-90	51	Winco Limited
Sarada Mohanty	General Manager M2	7816326	Regular	B Sc ICWA	22-Jun-07	47.9	Neelachal Ispat Nigan Ltd as Dy.Mgr

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Name	Designation of the employee	Remuneration Received	Nature of employment, whether contractual or otherwise	Qualifications and experience of the employee	Date of commencement of employment	Age of such employee	Last employment held by such employee before joining the company
Vivek Mishra	Head - Iron Ore Karnataka	7774481	Regular	BE(Mining) 94 1 MMC 99, PGDPM 04	19-Oct-06	42	Century Textiles & Industries Limited – Cement Division (B.K.Birla group Compy)
Manoj Agarwal	General Manager M2	7697543	Regular	B Com CA CS	2-May-05	44.6	Alpha Overseas International (P) Ltd as Chief Mgr-F A/cs
Suresh Bose	Associate Vice President	7656617	Regular	BA Socialogy, MA HR	01-02-02	46	Mahendra Holidays and Resorts
Suresh S	Associate Vice President - Finance	7612960	Regular	ICWA’97, MBA – Finance’97, CFA’00	27-Sep-10	40	Sterlite Industries (India) Ltd, Tuticorin
Dilip Kumar Mohanty	General Manager - Projects	7567308	Regular	B.Sc-Engineering-Mechanical	1-Jul-11	57	SISCOL
Mr P Divakaran	General Manager	7510274	Regular	BE-Chemical	1-Jun-01	34	-
Shivanand Gadag	Associate Vice President - Exploration	7501389	Regular	MSc (Geology)’88	2-Mar-92	50	H R Doddanavar, Doni Iron Ore Mines
D Ravindranath	Associate Vice President	7465591	Regular	BE - Mechanical	26-Jul-94	53	ISRO
Navanath Vhatte	Head - Value Addition Business	7463400	Regular	Dip Elec Engg’84, AMIE’89, PGDM’00	30-Dec-93	51	Kalyani Steels Ltd
Balla Soma Sankar Sreen	General Manager M2	7354267	Regular	BE-Mechanical	18-Aug-04	44.7	AP Rayon, Kamalapuram as Asst. Mgr
Ather Khusro	Associate VP M2	7349980	Regular	BE-Mechanical, MBA-Mkting	1-Mar-84	55.9	NA
Rajiv Dubey	General Manager M2	7313590	Regular	BE-Civil	23-Feb-09	41.9	EIH Ltd as Dy.Project
Sambasiva Rao Gadde	General Manager M2	7313508	Regular	BE-Mechanical	7-May-99	40.8	-
V Prem Kumar	Vice President	7292586	Regular	BE- Mechanical	23-Feb-05	57	6 Indsil Electrosmelts Ltd
Subhendu Mishra	Avp - Projects	7288721	Regular	BE, MBA	29-Nov-07	43	-
Chandrasekhar Sahoo	Associate GM M3	7279311	Regular	Dip. In Safety &Security	17-Sep-99	48.2	Indian Navy
V. Krishnan	General Manager	7246204	Regular	B.Tech., MS (CHEMICAL)	12-Feb-01	37	-
Rajiv Choubey	Associate VP M2	7897583	Regular	BCOM LLB ACS	29-Aug-11	42.9	Sterlite Industries India Ltd as GM - Legal & CS
Kamal Dewangan	General Manager M2	7069149	Regular	BE-Mechanical	5-Jun-03	46.8	L & T Cements Ltd as Mech Engineer
Pooja Somani	General Manager	7060275	Regular	CA	11-Oct-04	32.1	-
Sanjay Kumar Karn	Associate Vice President	6983185	Regular	BE, PGDMM Marketing	14-01-85	54	-
Sidharth Mande	Vice President - Corporate Aff	6803969	Regular	MBA	1-Apr-14	51	Caterpillar India Pvt Limited
Vinod P Wagh	General Manager	6642566	Regular	BE-Mechanical	10-Nov-98	41	-
Joseph Chettupuzha	General Manager M2	6616549	Regular	B Sc - Chemistry BMS	5-Oct-87	53.3	Nestle India
Ajay Kumar Jajoo	General Manager	6572106	Regular	CA	22-Aug-12	35	-
A.sumathi	General Manager	6553148	Regular	BE-Electronics	9-Jun-97	39	-
Rama Sankara Rao	Associate GM M3	6452314	Regular	BE-Mechanical	7-Sep-07	45.9	M/s Indo Rama Synthetics Ltd
Mr Kamal Jain	Associate Vice President	6268834	Regular	B.Com., CA	2-Feb-06	49	-
Deepak Kumar Singh	Associate GM M3	6251931	Regular	BE-Electrical	30-Oct-06	46.9	NALCO
Rohit Parmar	General Manager	6241218	Regular	B.E.(Chemical), MBA (Marketing)	9-Jun-03	45	IPCL
Deepak Bhatt	Associate GM M3	6221962	Regular	BE-Electronics & Communication	1-Feb-94	42.5	NA
Sandeep Modi	General Manager	6216918	Regular	CA	17-Nov-04	33	-

Vedanta Limited (formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.) Annual Report 2014-15

Name	Designation of the employee	Remuneration Received	Nature of employment, whether contractual or otherwise	Qualifications and experience of the employee	Date of commencement of employment	Age of such employee	Last employment held by such employee before joining the company
Keith Mendes	Head Administration - Vh	6167768	Regular	BCom	1-Feb-14	45.0	Marico
Neha Bhandari	Associate General Manager	6071207	Regular	CA	16-Jun-03	34.8	-
Anand Soni	Associate GM M3	6050038	Regular	B COM CA CS	7-May-02	36.1	NA
Gr Arun Kumar	Deputy CFO	14712798	Regular	CA	2-May-13	44	GE

2)	Employees who were employed for the part period of the year – with remuneration above 5 Lakhs/pm

Name	Designation of the employee	Remuneration Received	Nature of employment, whether contractual or otherwise	Qualifications and experience of the employee	Date of commencement of employment	Age of such employee	Last employment held by such employee before joining the company
Pratap Rane	Vice President	9381515	Regular	BE-Mechanical	3-Oct-2003	57	Mukund Ltd
Sanjiv Kothari	Vice President M1	8497395	Regular	B Sc - Botany	03-Oct-13	55.3	Adani Mines
Manish Patil	Associate Vice President HSEC	8487113	Regular	M.Sc. Agriculture ‘90, PGD-Ecology & Environment‘94, PGDM	04-15-91	51	Zuari Agro Chemicals Ltd.
C Prabakaran	ASSOCIATE VICE PRESIDENT	8459603	Regular	CA, ICWA	05-12-99	39	-
Mathews Pinto	AGM-Plant Maintenance	8392533	Regular	Diploma Mechanical Engineering’77	09-01-80	58	Mandovi Pellets Ltd.
P K Narasimha Raghavan	Associate VP M2	7907956	Regular	B Sc,Phd	19-May-01	55.9	-
Satyajit Ganguly	Vice President M1	7889661	Regular	B Sc Engg-Electrical PGDBM-Finance	18-Jan-13	50.8	LANCO Power
Satish Thaipurat	Head- Marine Operations & Ship building	7887016	Regular	Diploma Mechanical Engineering’74	07-02-79	60	Goa Shipyard L.td.
Vikas Goswami	VICE PRESIDENT	7098113	Regular	PhD Anthropology	01-Aug-13	51
Harjinder Singh	Associate GM M3	6568819	Regular	Diploma in Engineering	30-Sep-95	58.1	Essem Coated Steels Eicher Farm Machinery Kape, Bahrain
Chandra Sekhar Chitnis	Company Secretary & AVP Legal	6558898	Regular	LLB’79, ACS’85	02-15-94	59	Herdillia Chemicals Ltd
Jaydev Saha	Associate GM M3	5996561	Regular	Mcom	14-Feb-83	58.0	NA
Suresh Rathi	Head - Infrastructure and Logistics	5162575	Regular	BTech (Hons) Mech’85, MBA Finance’88	04-23-01	53	MALCO
Pankaj Singh	Associate GM M3	5113648	Regular	BE-Metallurgy & Materials	19-Apr-08	37.8	Hindalco Industries Ltd
Ashok Goyal	Sr VP M1	4202807	Regular	BE - Mech, MBA- HR, Boilers Operation Engineers Examination	02-Dec-10	58.0	NTPC Ltd
Rajesh Sonkar	Associate GM M3	3311628	Regular	BE-Mechanical	01-Jun-02	43.0	MACT Bhopal
Ashesh Padhy	Associate VP M2	2936984	Regular	BE-Electrical	06-Dec-07	43.0	Hindalco Industries Ltd
Goutam Das	Associate GM M3	639438	Regular	B Tech - Mining	02-Jun-03	58.1	Rangara Industries Pvt Ltd

We are Vedanta	Company Overview	Management Review	Statutory Reports	Financial Statements

Name	Designation of the employee	Remuneration Received	Nature of employment, whether contractual or otherwise	Qualifications and experience of the employee	Date of commencement of employment	Age of such employee	Last employment held by such employee before joining the company
Phillip Turner	Group Head S & O Health	16868253	Contract	Applied Science, Diploma in Occupational Hygiene and Occupational hazard management	09-17-14	57.6	JK Tech
Niranjan Kumar Gupta	Sr VP M1	15310970	Regular	B COM ACA, AICWA, ACS	01-Jul-14	44	Global Finance director, Household category, Unilever London from ‘12-Jun’14
Rajesh Padmanabhan	President & Group CHRO	11786229	Regular	MBA	16-Jun-14	53	Capgemini
Neelesh Talathi	Chief Financial Officer	11306448	Regular	ICWA’94, CA’96	07-01-14	42	Unilever
Sharad Gargiya	AVP	8156400	Regular	CA	05-Aug-98	40	-
Manish Gupta	Head - Marketing & Logistics	5639259	Regular	BE-Production’91	07-01-14	47	Hindustan Zinc Limited, Udaipur
Kishore Kumar	CEO - Iron Ore Business	4823264	Regular	B.Com, CA’85	02-01-15	52	Zinc International, Aggeneys
Rashmi Mohanty	Head Group Treasury (SVP)	2833079	Regular	BE, PGDM	2-Feb-15	42	Philips India
Kamal Pal Hoda	AGM	710536	Regular	CA	12-Mar-15	34	Essar

3)	Percentage of equity share held by the employee in the Company within the meaning of clause (iii) of sub rule (2) above - Not Applicable

4)	Whether any such employee is a relative of any director or manager of the Company and if so, name of such director or manager - Nil

CRISIL

RESEARCH

Portfolio Credit Quality Analysis

Very Good

Portfolio

Credit Quality

Sesa Sterlite Limited

CRISIL Research certifies that for the Financial Year 2014-15, the overall credit quality of Sesa Sterlite Limited’s treasury portfolio of fixed income investments has been evaluated as ‘Very Good’ (highest safety from credit default on CRISIL’s 4 point scale*)

/s/ Sandeep Sabharwal
Sandeep Sabharwal
Senior Director, CRISIL Research

*	The credit quality of fixed income investments is classified into a 4 point scale of ‘Very Good’, ‘Good’, ‘Average’ and ‘Below Average’

Disclaimer: CRISIL Research, a division of CRISIL Limited (CRISIL, a Standard and Poor’s Company) has taken due care and caution in the portfolio credit quality analysis (Analysis). Information has been obtained by CRISIL from sources which it considers reliable. However, CRISIL does not guarantee the accuracy, adequacy or completeness of any information and is not responsible for any errors or omissions or for the results obtained from the use of data. CRISIL especially states that it has no financial liability whatsoever to the subscribers/users/transmitters/distributors of the Analysis.

Vedanta Limited

(formerly known as Sesa Sterlite Ltd. / Sesa Goa Ltd.)

CIN: L13209GA1965PLC00044

Sesa Ghor, 20 EDC Complex,

Patto, Panaji,

Goa 403001, India.

Tel. +91 832 2460601